7Ky

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 25, 2022

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport

Schiphol Boulevard 265

1118 BH Schiphol Airport

The Netherlands

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: STMicroelectronics’ 2021 Dutch Statutory Annual Report, including the 2021 IFRS Statutory Accounts.

life.augmented

STMicroelectronics N.V.
Annual Report
2021

STMicroelectronics N.V.'s Annual Report over 2021 consists of a message from the President and Chief Executive Officer on the financial year 2021 (chapter 1), the management report (chapter 2 through chapter 5), the dividend policy (chapter 6), the financial information (chapter 7 through chapter 9) and important dates (chapter 10).

1.   Message from the President and Chief Executive Officer on the financial year 2021

Dear Shareholder,

2021 was a year marked by strong market demand but still impacted by the pandemic and global semiconductor supply chain constraints. ST employees worked tirelessly throughout the year to support our customers, increase our manufacturing efficiency, and create innovative products. All this in the context of the ongoing challenges of the pandemic, where we continued to support our employees across the globe ensuring the most stringent health and safety measures in every site where we operate.

Our financial performance reflected strong demand throughout the year across all the end markets we address as well as our engaged customer programs, with net revenues of $12.76 billion increasing 24.9% from 2020. Our financial performance progressively strengthened versus the expectations we provided during the year, despite the many challenges faced by the global semiconductor industry supply chain. All three product groups achieved double-digit growth in 2021. Our profitability further increased. We managed to keep a solid net financial position while significantly increasing our investments to support future growth.

2021: a year of strong market demand and global shortages

We saw unprecedented demand across all geographies for automotive products in 2021. The rebound of the automotive industry from the difficult environment of 2020 was broad-based, across all customers and regions; it was driven by the volume of vehicles produced, the replenishment of inventories across the automotive supply chain and, most importantly, an accelerated transformation towards higher levels of vehicle electrification and digitalization.

Throughout the year we saw very strong demand in Industrial, with factory automation as one of the main drivers, together with power-related applications, including renewable energy, motion control, power tools and home appliances and consumer industrial applications such as power tools and home appliances. Electrification and digitalization are the main trends driving semiconductor content increase here as well. Demand was strong both with Distribution as well as OEMs, in line with our approach to be broad in the highly fragmented industrial market.

In personal electronics, smartphones continued to be an essential source of social connection and streaming services for entertainment, fitness, gaming, and music. Smartphone volumes returned to a modest growth in 2021. Demand for accessories was strong throughout the year, with healthy dynamics related to other connected devices such as wearables, tablets, hearables, True Wireless Stereo headsets and game consoles.

Finally, we saw continued adoption of 5G-related products as well as a sustained demand for PCs, and especially notebooks, throughout the year. The hard disk drive market recovered somewhat from its decline in 2020. We also saw a number of Low-Earth-Orbit Satellite programs launch or ramp up globally.

In this environment, we delivered net revenues of $12.76 billion, up 24.9% from 2020, with a gross margin increasing from 33.3% to 39.6% and an operating margin significantly increasing from 12.1% to 19.2%. During 2021, our net cash increased by $219M to a positive net financial position of $977 million, with a higher CAPEX compared to 2020 rising from $1.28 billion to $1.83 billion.

An acceleration of the long-term trends underpinning our strategy

2021 was the third year of execution of our strategy which stems from three long-term enablers: Smart Mobility, Power & Energy Management and IoT & 5G. These are the trends driving our investments and roadmap decisions. Their acceleration during 2020 continued through 2021, driving the demand for our products, in the short and long term.

We see this trend continuing in 2022 and we are investing significantly to support this acceleration. We plan to invest about $3.4 billion to $3.6 billion in CAPEX in the year to further increase our production capacity and support our longer-term strategic initiatives. This amount includes capacity additions and mix change, in particular for our wafer fabs (digital 300mm in Crolles, France, analog 200mm in Singapore, SiC 150mm in Catania, Italy, and Singapore), as well as assembly and test operations (capacity growth on certain package families including SiC and automotive, optical sensing, intelligent power modules for automotive and industrial); and strategic investments, including the first industrialization line of our new 300mm wafer fab in Agrate, Italy, as well as GaN technology and SiC raw material initiatives.

A portion of the CAPEX plan covers the overall maintenance and efficiency improvements of our manufacturing operations and infrastructure, as well as our 2027 carbon neutrality execution program. On this latter topic, a key element of our sustainability strategy, we are moving ahead in our environmental roadmap to be carbon neutral by 2027. In 2021, we improved further our total greenhouse gas emission efficiency and our use of renewable energy reached about 51%.

ST’s value proposition remains based on sustainable and profitable growth, providing differentiating enablers to our customers, and supporting them with an independent, reliable and secure supply chain. And we are committed to sustainability for the benefit of all our stakeholders. We continue to work on making ST stronger: we are convinced we have the right strategy and resources in place: our balanced end-market focus and position, our solid product and IP technology portfolio, our integrated device manufacturer model, our transformation programs and our focus on high-growth applications. We are investing in order to capture new opportunities, working alongside our customers and to prepare our growth for the years to come with the strong engagement of all our employees.

2.    Corporate overview

2.1. History and development of STMicroelectronics

STMicroelectronics N.V. was formed and incorporated in 1987 as a result of the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we also listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”).

We operated as SGS-Thomson Microelectronics N.V. until May 1998, when we changed our name to STMicroelectronics N.V. We are organized under the laws of The Netherlands, with our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, The Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are managed through our wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company (CSC), 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.

2.2. Strategy & objectives

At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. As independent device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. We develop industry-leading technologies that allow us to provide products and solutions that meet and exceed the needs and expectations of our customers now and into the future.

Our strategy focuses on long-term value creation for the Company and its affiliated enterprises and takes into account the short-, medium- and longer-term evolution of the markets we serve and the environment and opportunities we see. It stems from key long-term enablers: Smart Mobility, where we provide innovative solutions to help our customers make driving safer, greener and more connected for everyone; Power & Energy: our technology and solutions enable customers to increase energy efficiency everywhere and support the use of renewable energy sources; Internet of Things (“IoT”) & 5G supporting the proliferation of smart, connected IoT devices with products, solutions and ecosystems to make development fast and easy for our customers.

We are focused on application areas which are expected to experience solid growth rates driven by broad, long-term trends in electronic systems. These trends require enablers such as autonomous systems, robotics, securely connected machines and personal devices, digitalization and electrification of automobiles and infrastructure, advanced communications equipment and networks and more power efficient systems.  These enablers drive in turn the demand for the electronic components we develop and manufacture.

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products used in a wide variety of applications for the four end-markets we address: automotive, industrial, personal electronics and communications equipment, computers and peripherals.  For the automotive and industrial markets we address a wide customer base, particularly in industrial, with a broad and deep product portfolio. In personal electronics and communications equipment, computers and peripherals we have a selective approach both in terms of the customers we serve, as well as in the technologies and products we offer, while leveraging our broad portfolio to address high-volume applications.

2.3. Organizational structure

We are organized in a matrix structure with geographic regions interacting with product lines, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is our parent company, we conduct our global business through STMicroelectronics International N.V. and also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.

2.4. Products and activities

Our diverse product portfolio includes discrete and general purpose components, application-specific integrated circuits (“ASICs”), full‑custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.  It benefits from a unique, strong foundation of proprietary and differentiated leading-edge technologies.

We use all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductors (“CMOS”), bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including our pioneering fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, bipolar CMOS technologies (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, as well as a combination of Bipolar, CMOS and DMOS (“BCD”), vertically integrated power (“VIPower”), and intelligent integrated gallium nitride (STi2GaN) technologies for smart power applications, Power MOSFET, silicon carbide (“SiC”) and gallium nitride (“GaN”) for high-efficiency systems, Micro-Electro-Mechanical Systems (“MEMS”) technologies for sensors and actuators, embedded memory technologies for our microcontrollers and differentiated optical sensing technologies for our optical sensing solutions.

Our product groups are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive integrated circuits (“ICs”), and discrete and power transistor products.
•	Analog, MEMS and Sensors Group (AMS), comprised of analog, smart power, low power RF, MEMS sensors and actuators, and optical sensing solutions.
•	Microcontrollers and Digital ICs Group (MDG), comprised of microcontrollers (general purpose and secure), memories (RF and EEPROM), and RF communications.

2.5. Sales, Marketing and Distribution

Our sales and marketing is organized by a combination of regional and key account coverage with the primary objective of accelerating sales growth and gaining market share. Emphasis is placed on strengthening the development of our global and major local accounts; boosting demand creation through an enhanced focus on geographical and key account coverage with strong technical and application expertise, supported in the mass market by our distribution channel and local initiatives; and establishing regional sales and marketing teams that are fully aligned with our strategic end-markets: automotive, industrial, personal electronics and communications equipment, computers and peripherals.

We have three regional sales organizations reporting to a global head of Sales & Marketing: Americas; Asia Pacific; and EMEA. Our regional sales organizations have a similar structure to enhance global coordination and go-to-market activities. The sales and marketing teams are strongly focused on profitable revenue growth and business performance as well as on fostering demand creation, expanding the customer base, maximizing market share, developing new product-roadmaps and providing the best technical and application support in the field for our customers. The sales and marketing activities are supported by sales engineers, system marketing, product marketing, application labs, field application engineers and quality engineers.

We engage distributors and sales representatives to distribute and promote our products around the world.  Typically, distributors handle a wide variety of products, including those that compete with ours. Our distributors have a dual role, in that they assist in fulfilling the demand of our customers by servicing their orders, while also supporting the creation of product demand and business development.  Most of our sales to distributors are made under specific agreements allowing for price protection and stock rotation for unsold merchandise. Sales representatives, on the other hand, generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others.  Sales representatives do not maintain a product inventory and their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

2.6. Research & Development

Since our formation, we have maintained a solid commitment to innovation because we believe that market driven R&D based on leading‑edge products and technologies is critical to our success.  We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages: about 17.5% of our employees work in R&D on product design/development and technology and, in 2021, we spent approximately 10.9% of our total revenues on R&D expenses.

New developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded than their predecessors, with differentiated functionalities.  They can enable significant value creation opportunities with their timely appearance on the market. Our innovations in semiconductor technology as well as in hardware and software contribute to the creation of successful products that generate value for us and our customers. Our complete design platforms, including a large selection of IP and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market. Through our R&D efforts, we contribute to making our customers’ products more efficient, more appealing, more reliable and safer.

Our technology R&D strategy is based on the development of differentiated technologies, allowing for a unique offer in terms of new products and enabling new applications opportunities. We draw on a rich pool of chip fabrication technologies, including advanced CMOS, FD-SOI, RF-SOI, optical sensing, embedded non-volatile memories, mixed-signal, analog, MEMS, smart power, SiC and GaN processes. This is well embedded in our strong packaging technologies portfolio such as high pin count BGA, Wafer level packaging, highly integrated sensor packages and leadframe package power products. We combine both front-end and back-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between our R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. We also use silicon foundries, especially for advanced CMOS beyond the 28 nm node that we do not plan to manufacture nor develop internally.

We have advanced R&D and innovation centers which offer us a significant advantage in quickly and cost effectively introducing products. Furthermore, we have established a strong culture of partnerships and through the years have created a network of strategic collaborations with key customers, suppliers, competitors, and leading universities and research institutes around the world. We also play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs. We also participate in certain R&D programs established by the EU, individual countries and local authorities in Europe (primarily in France and Italy).

We currently own approximately 18,500 patents and pending patent applications, corresponding to approximately 9,400 patent families (each patent family containing all patents originating from the same invention), including 543 original new patent applications filed in 2021.

3.    Report of the Managing Board

In accordance with Dutch law, our management is entrusted to our Managing Board under the supervision of our Supervisory Board. Mr. Jean-Marc Chery was reappointed on May 27, 2021, as sole member of our Managing Board with the function of President and Chief Executive Officer. Under our Articles of Association, the sole member of our Managing Board is appointed for a three-year term at our Annual General Meeting of Shareholders (by a simple majority of the votes cast), upon a non-binding proposal by our Supervisory Board, which term may be renewed one or more times.

3.1. Statement of the sole member of the Managing Board

The sole member of the Managing Board hereby declares that, to the best of his knowledge, the statutory financial statements as at December 31, 2021, and for the year then ended, prepared under Title 9 of Part 2 of The Netherlands Civil Code in accordance with IFRS as adopted by the European Union, provide a true and fair view of the assets, liabilities, financial position and profit or loss of STMicroelectronics N.V. and the undertakings included in the consolidation taken as a whole and the report of the Managing Board includes a true and fair view concerning the position as per the statement of financial position date, the development and performance of STMicroelectronics N.V. and the undertakings included in the consolidation taken as a whole, together with the principal risk and uncertainties they face.

Jean-Marc Chery,

Sole member of the Managing Board,

President and Chief Executive Officer

3.2. Business overview & performance

3.2.1. Results highlights for the year 2021

Our total available market is defined as our “TAM”, while our serviceable available market is defined as our “SAM” and represents the market for products sold by us (i.e.., our TAM excluding major devices such as microprocessors, dynamic random-access memories, optoelectronics devices, flash memories and wireless application specific market products, such as baseband and application processors).

Based on industry data published by World Semiconductor Trade Statistics (“WSTS”), semiconductor industry revenues in 2021 increased on a year-over-year basis by approximately 26% for the TAM and by approximately 29% for the SAM, to reach approximately $556 billion and $261 billion, respectively.

We closed 2021 with total revenues of $12.76 billion, gross margin of 39.6% and operating margin of 19.2%.

Our effective average exchange rate was $1.18 for €1.00 for the full year 2021, as compared to $1.13 for €1.00 for the full year 2020.

Our 2021 gross margin increased 630 basis points to 39.6% from 33.3% in 2020, principally driven by manufacturing efficiencies and loading improvements, favorable pricing mix, and lower level of capitalized development costs write-offs, partially offset by negative currency effects, net of hedging.

Our operating expenses, comprised of selling, general and administrative (“SG&A”) and research and development (“R&D”) expenses, amounted to $2,707 million in 2021, increasing from $2,395 million in the prior year, mainly due to higher cost of labor and negative currency effects.

Other income and expenses, net, was $106 million in 2021 compared to $228 million in 2020, decreasing mainly due to lower income from public funding.

Operating profit in 2021 increased to $2,452 million compared to $1,233 million in 2020 mainly driven by the combining effect of higher revenues and improved gross margin profitability, partially offset by higher operating expenses and lower level of public funding.

Combined finance income and costs resulted in a net loss of $428 million, compared to a net loss of $439 million in 2020, and reflect in both years the IFRS accounting of our convertible bonds. The 2021 amount included a loss of $197 million for the fair value adjustment of the embedded bondholders’ conversion options on outstanding convertible bonds (compared to a loss of $417 million in 2020) and a cost of $190 million related to the settlement of Tranche B of our senior unsecured convertible bonds issued on July 3, 2017.

Full year 2021 our net profit was $1,711 million or $1.85 diluted earnings per share, compared to net result of $694 million, or $0.76 diluted earnings per share for the full year 2020.

Capital expenditure payments, net of proceeds from sales were $1,828 million during the full year 2021 compared to $1,279 million during the full year 2020.

During 2021, our net cash increased by $219 million, with net cash from operating activities reaching $3.46 billion. During 2021, we used $1.26 billion of cash to settle Tranche B of the senior unsecured convertible bonds issued on July 3, 2017 (the “2017 Senior Unsecured Convertible Bonds”). In addition, we paid $205 million of cash dividends to our shareholders, $134 million for long-term debt repayment and $485 million for the repurchase of ordinary shares, partially offset by $602 million proceeds from the drawdowns of our credit facility signed with the EIB and $182 million proceeds from the drawdown of our credit facility signed with CDP.

Our free cash flow, a non-GAAP measure, amounted to $1,120 million in 2021 compared to $627 million in 2020.

3.2.2. Business overview

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products used in a wide variety of applications for the four end-markets we address: automotive, industrial, personal electronics and communications equipment, computers and peripherals.  For the automotive and industrial markets we address a wide customer base, particularly in industrial, with a broad and deep product portfolio.  In personal electronics and communications equipment, computers and peripherals we have a selective approach both in terms of the customers we serve, as well as in the technologies and products we offer, while leveraging our broad portfolio to address high-volume applications.

We design, develop, manufacture and market thousands of products which we sell to over 200,000 customers.  We emphasize a broad and balanced product portfolio, in the applications and regional markets we serve. Our major customers include Apple, Bosch, Continental, Delta Electronics, HP, Huawei, Intel-Mobileye, Samsung, Seagate and Tesla. In addition, our broad portfolio of dedicated Automotive ICs; Discrete & Power Transistors; Analog, Industrial & Power Conversion ICs; GP, Connected MCU, MPU, Secure MCU & EEPROMs; MEMS & Optical Sensing solutions; and ASICs based on ST proprietary technologies helps foster closer, strategic relationships with customers. This broad product breadth provides opportunities to enable application solutions and to supply such customers’ requirements for all their product and technology needs. We also sell our products through distributors and retailers.

Further information on our business model is included in chapter 2 above and paragraphs 3.2.2.1. et seq. below.

3.2.2.1.        Strategy

At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. As an independent device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. We develop industry-leading technologies that allow us to provide products and solutions that meet and exceed the needs and expectations of our customers now and into the future.

Our strategy focuses on long-term value creation for the Company and its affiliated enterprises and takes into account the short-, medium- and longer-term evolution of the markets we serve and the environment and opportunities we see. It stems from key long-term enablers: Smart Mobility, where we provide innovative solutions to help our customers make driving safer, greener and more connected for everyone; Power & Energy: our technology and solutions enable customers to increase energy efficiency everywhere and support the use of renewable energy sources; Internet of Things (“IoT”) & 5G supporting the proliferation of smart, connected IoT devices with products, solutions and ecosystems to make development fast and easy for our customers.

We are focused on application areas which are expected to experience solid growth rates driven by broad, long-term trends in electronic systems. These trends require enablers such as autonomous systems, robotics, securely connected machines and personal devices, digitalization and electrification of automobiles and infrastructure, advanced communications equipment and networks and more power efficient systems. These enablers drive in turn the demand for the electronic components we develop and manufacture.

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products used in a wide variety of applications for the four end-markets we address: automotive, industrial, personal electronics and communications equipment, computers and peripherals.  For the automotive and industrial markets we address a wide customer base, particularly in industrial, with a broad and deep product portfolio. In personal electronics and communications equipment, computers and peripherals we have a selective approach both in terms of the customers we serve, as well as in the technologies and products we offer, while leveraging our broad portfolio to address high-volume applications.

3.2.2.2.        Employees

The tables below set forth the breakdown of employees by geographic area and category of main activity for the past two years.

	2021	2020
France	11,312	10,840
Italy	11,334	10,765
Rest of Europe	1,044	991
Americas	759	766
Mediterranean (Malta, Morocco, Tunisia, Egypt)	4,854	4,378
Asia	18,951	18,276
Total	48,254	46,016

	2021	2020
Research and Development	8,355	8,145
Marketing and Sales	2,379	2,311
Manufacturing	31,780	30,134
Administration and General Services	2,582	2,464
Divisional Functions	3,158	2,962
Total	48,254	46,016

Our future success will partly depend on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel, as well as on our ability to timely adapt the size and/or profile of our personnel to changing industry needs. Unions are represented at almost all of our manufacturing facilities and at several of our R&D sites. We use temporarily employees if required during production spikes and, in Europe, during summer vacation. We have not experienced any significant strikes or work stoppages in recent years.

3.2.2.3.        Alliances with Customers and Industry Partnerships

We believe that customer alliances and industry partnerships are critical to our success in the semiconductor market. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while enabling our customers to gain access to our process technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting key global OEMs as well as emerging, innovative customers and partners around the globe.

From time to time we collaborate with other semiconductor industry companies, research organizations, universities and suppliers to further our R&D efforts. Such collaboration provides us with a number of important benefits, including the sharing of costs, reductions in our own capital requirements, acquisitions of technical know-how and access to additional production capacities.

3.2.2.4.        Customers and Applications

We design, develop, manufacture and market thousands of products which we sell to over 200,000 customers.  We emphasize a broad and balanced product portfolio, in the applications and regional markets we serve. Our major customers include Apple, Bosch, Continental, Delta Electronics, HP, Huawei, Intel-Mobileye, Samsung, Seagate and Tesla. In addition, our broad portfolio of dedicated Automotive ICs; Discrete & Power Transistors; Analog, Industrial & Power Conversion ICs; GP, Connected MCU, MPU, Secure MCU & EEPROMs; MEMS & Optical Sensing solutions; and ASICs based on ST proprietary technologies helps foster closer, strategic relationships with customers. This broad product breadth provides opportunities to enable application solutions and to supply such customers’ requirements for all their product and technology needs. We also sell our products through distributors and retailers.

3.2.2.5.        Sales, Marketing and Distribution

Our sales and marketing is organized by a combination of regional and key account coverage with the primary objective of accelerating sales growth and gaining market share. Emphasis is placed on strengthening  the development of our global and major local accounts; boosting demand creation through an enhanced focus on geographical and key account coverage with strong technical and application expertise, supported in the mass market by our distribution channel and local initiatives; and establishing regional sales and marketing teams that are fully aligned with our strategic end-markets: automotive, industrial, personal electronics and communications equipment, computers and peripherals.

We have three regional sales organizations reporting to a global head of Sales & Marketing: Americas; Asia Pacific; and EMEA. Our regional sales organizations have a similar structure to enhance global coordination and go-to-market activities. The sales and marketing teams are strongly focused on profitable revenue growth and business performance as well as on fostering demand creation, expanding the customer base, maximizing market share, developing new product-roadmaps and providing the best technical and application support in the field for our customers. The sales and marketing activities are supported by sales engineers, system marketing, product marketing, application labs, field application engineers and quality engineers.

We engage distributors and sales representatives to distribute and promote our products around the world.  Typically, distributors handle a wide variety of products, including those that compete with ours. Our distributors have a dual role, in that they assist in fulfilling the demand of our customers by servicing their orders, while also supporting the creation of product demand and business development.  Most of our sales to distributors are made under specific agreements allowing for price protection and stock rotation for unsold merchandise. Sales representatives, on the other hand, generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others.  Sales representatives do not maintain a product inventory and their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

At the request of certain customers, we also sell and deliver our products to electronics manufacturing services companies (“EMS”), which, on a contractual basis with our customers, incorporate our products into the application specific products they manufacture for our customers. We also sell products to original design manufacturers (“ODM”). ODMs manufacture products for our customers much like EMS companies do, but they also design applications for our customers, and in doing so themselves select the products and suppliers that they wish to purchase from.

In furtherance of our strong commitment to quality, our sales organizations include personnel dedicated to close monitoring and resolution of quality related issues.

3.2.2.6.        Research and Development

Since our formation, we have maintained a solid commitment to innovation because we believe that market driven R&D based on leading‑edge products and technologies is critical to our success. We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages: about 17.5% of our employees work in R&D on product design/development and technology and, in 2021, we spent approximately 10.9% of our total revenues on R&D expenses.

New developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded than their predecessors, with differentiated functionalities. They can enable significant value creation opportunities with their timely appearance on the market. Our innovations in semiconductor technology as well as in hardware and software contribute to the creation of successful products that generate value for us and our customers. Our complete design platforms, including a large selection of IP and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market. Through our R&D efforts, we contribute to making our customers’ products more efficient, more appealing, more reliable and safer.

Our technology R&D strategy is based on the development of differentiated technologies, allowing for a unique offer in terms of new products and enabling new applications opportunities. We draw on a rich pool of chip fabrication technologies, including advanced CMOS, FD-SOI, RF-SOI, optical sensing, embedded non-volatile memories, mixed-signal, analog, MEMS, smart power SiC and GaN processes. This is well embedded in our strong packaging technologies portfolio such as high pin count BGA, Wafer level packaging, highly integrated sensor packages and leadframe package power products. We combine both front-end and back-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between our R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. We also use silicon foundries, especially for advanced CMOS beyond the 28-nm node that we do not plan to manufacture nor develop internally.

We have advanced R&D and innovation centers which offer us a significant advantage in quickly and cost effectively introducing products. Furthermore, we have established a strong culture of partnerships and through the years have created a network of strategic collaborations with key customers, suppliers, competitors, and leading universities and research institutes around the world. We also play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs. We also participate in certain R&D programs established by the EU, individual countries and local authorities in Europe (primarily in France and Italy).

The total amount of our R&D expenses was $1,388 million and $1,272 million in 2021 and 2020, respectively, while the total amount of R&D expenses capitalized amounted to $348 million and $296 million in 2021 and 2020, respectively.

3.2.2.7.        Property, Plants and Equipment

We currently operate 14 main manufacturing sites around the world.

At December 31, 2021, our front-end facilities had a total maximum capacity of approximately 135,000 200mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix.

We own all of our manufacturing facilities, but certain facilities (Muar, Malaysia; Shenzhen, China; and Toa Payoh and Ang Mo Kio, Singapore) are built on land subject to long-term leases.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers. In 2021, we subcontracted approximately 24% of the value of our total silicon production to external foundries. Our plan is to continue sourcing silicon from external foundries to give us flexibility in supporting our growth.

At December 31, 2021, we had approximately $2,406 million in outstanding commitments for purchases of equipment and other assets for delivery in 2022. In 2021, our capital spending, net of proceeds, was $1,828 million compared to $1,279 million in 2020. In the 2019-2021 period the ratio of capital investment spending to net revenues was about 13.2%.

3.2.2.8.        Intellectual property

Our success depends in part on our ability to obtain patents, licenses and other Intellectual Property (“IP”) rights to protect our proprietary technologies and processes. IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. We currently own approximately 18,500 patents and pending patent applications, corresponding to approximately 9,400 patent families (each patent family containing all patents originating from the same invention), including 543 original new patent applications filed in 2021.

We believe that our IP represents valuable assets. We rely on various intellectual property laws, confidentiality procedures and contractual provisions to protect our IP assets and enforce our IP rights. To optimize the value of our IP assets, we have engaged in licensing our design technology and other IP, including patents, when consistent with our competitive position and our customers’ interests. We have also entered into broad-scope cross-licenses and other agreements which enable us to design, manufacture and sell semiconductor products using the IP rights of third parties and/or operating within the scope of IP rights owned by third parties.

From time to time, we are involved in IP litigation and infringement claims. Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition.

3.2.2.9.        Backlog

Our sales are made primarily pursuant to standard purchase orders that are generally booked from one to twelve months in advance of delivery. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery and, in some cases, to cancellation due to changes in customer needs or industry conditions. During periods of economic slowdown and/or industry overcapacity and/or declining selling prices, customer orders are not generally made far in advance of the scheduled shipment date. Such reduced lead time can diminish management’s ability to forecast production levels and revenues. When the economy rebounds, our customers may strongly increase their demands, which can result in capacity constraints due to a time lag when matching manufacturing capacity with such demand.

In addition, our sales are affected by seasonality, with the first half generally showing lowest revenue levels in the year, and the third or fourth quarter historically generating higher amounts of revenues partly as a result of the seasonal dynamics for smartphone applications dynamics.

We also sell certain products to key customers pursuant to frame contracts. Frame contracts are annual contracts with customers setting forth quantities and prices on specific products that may be ordered in the future. These contracts allow us to schedule production capacity in advance and allow customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered products. Orders under frame contracts are also subject to a high degree of volatility, because they reflect expected market conditions which may or may not materialize. Thus, they are subject to risks of price reduction, order cancellation and modifications as to quantities actually ordered resulting in inventory build-ups.

Furthermore, developing industry trends, including customers’ use of outsourcing and their deployment of new and revised supply chain models, may reduce our ability to forecast changes in customer demand and may increase our financial requirements in terms of capital expenditures and inventory levels.

We entered 2021 with a backlog higher than we had entering 2020. For 2022, we entered the year with a backlog higher than what we had entering 2021.

3.2.2.10.        Competition

Markets for our products are intensely competitive. We compete with major international semiconductor companies and while only a few companies compete with us in all of our product lines, we face significant competition from each of them. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia. Competitors include manufacturers of standard semiconductors, ASICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own IC products and foundry operations. Some of our competitors are also our customers or suppliers. We compete in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support. In particular, standard products may involve greater risk of competitive pricing, inventory imbalances and severe market fluctuations than differentiated products. Our ability to compete successfully depends on factors both within and outside our control, including successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends.

The semiconductor industry is characterized by the high costs associated with developing marketable products and manufacturing technologies as well as high levels of investment in production capabilities. As a result, the semiconductor industry has experienced, and is expected to continue to experience, significant vertical and horizontal consolidation among our suppliers, competitors and customers, which could lead to erosion of our market share, impact our capacity to compete and require us to restructure our operations.

3.2.2.11.        Public Funding

We receive public funding mainly from French, Italian and EU governmental entities. Such funding is generally provided to encourage R&D activities, industrialization and local economic development. Public funding in France, Italy and Europe is generally available to all companies, regardless of their ownership structure or country of incorporation. The conditions for the receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with EU regulations, royalties or contingent return provisions as well as specifications regarding objectives and results. The approval process for such funding may last  up to several years. Certain specific contracts require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. Our funding programs are classified under four general categories: Research and Development (R&D), Innovation activities (RDI), First Industrial Deployment activities (FID) and capital investment for pilot lines and loans.  We also benefit from tax credits for R&D activities in several countries which are generally available to all companies.

The main programs in which we are involved include: (i) Important Project of Common European Interest (IPCEI) which combines Research, Development and Innovation activities (RDI) as well as First Industrial Deployment activities (FID); (ii) Key Digital Technologies Initiative (KDT, formerly Electronic Components and Systems for European Leadership (ECSEL), which combines all electronics related R&D activities and is operated by joint undertakings formed by the European Union, certain member states and industry; (iii) EU R&D projects within Horizon 2020 (the European Union's research and innovation framework); and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories. The Pan- European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation.

In December 2018, the European Commission announced the approval of the IPCEI, a Pan-European project initiated to foster research and innovation in microelectronics to be funded by Germany, France, Italy and the U.K.

In our role as beneficiary of the IPCEI on microelectronics, we have been allocated an overall funding budget of approximately €340 million for the period 2016-2022 in France (locally referenced as Nano2022 which is subject to the conclusion of agreements every year with the public authorities and linked to technical objective and associated achievements, and about €720 million for the period 2018-2024 in Italy. The IPCEI program is highly strengthening our leadership in key technologies. It contributes to anticipate, accelerate, and secure ST's technological developments.

In December 2021, ST submitted a new IPCEI program, titled IPCEI on Microelectronics and Communication Technologies (IPCEI – ME/CT). This new pan-European project was initiated to foster research and innovation and kick-start the first industrialization of microelectronics. This new IPCEI will involve ST in France (from 2022 to 2026), Italy (from 2023 to 2027) and Malta (from 2021 to 2025), as well as about 100 other companies across 15 European countries. In 2021 we also recognized €87.5 million of grants related to our participation in IPCEI in Italy and €62.4 million related to our participation in IPCEI in the national and Horizon 2020 program in France.

3.2.2.12.        Suppliers

We use three primary critical types of suppliers in our business: (i) equipment suppliers, (ii) material suppliers and (iii) external silicon foundries and back-end subcontractors. We also purchase third party licensed technology from a limited number of providers.

In the front-end process, we use steppers, scanners, tracking equipment, strippers, chemo-mechanical polishing equipment, cleaners, inspection equipment, etchers, physical and chemical vapor-deposition equipment, implanters, furnaces, testers, probers and other specialized equipment. The manufacturing tools that we use in the back-end process include bonders, burn-in ovens, testers and other specialized equipment. The quality and technology of equipment used in the IC manufacturing process defines the limits of our technology. Demand for increasingly smaller chip structures means that semiconductor producers must quickly incorporate the latest advances in process technology to remain competitive. Advances in process technology cannot occur without commensurate advances in equipment technology, and equipment costs tend to increase as the equipment becomes more sophisticated.

Our manufacturing processes use many materials, including silicon and SiC wafers, lead frames, mold compound, ceramic packages and chemicals and gases. The prices of many of these materials are volatile due to the specificity of the market. We have therefore adopted a “multiple sourcing strategy” designed to protect us from the risk of price increases. The same strategy applies to supplies for the materials used by us to avoid potential material disruption of essential materials. Our “multiple sourcing strategy”, our Financial Risk Monitoring as well as the robustness of our supply chain and strong partnership with suppliers are intended to mitigate these risks.

Finally, we also use external subcontractors to outsource wafer manufacturing and assembly and testing of finished products.

3.2.3. Key announcements

On November 18, we announced the following changes in our Executive Committee, effective as of January 1, 2022:

•

The appointment of Marco Cassis, as President, Analog, MEMS and Sensors Group. In addition to his Product Group role, Cassis will retain a number of corporate responsibilities, namely Strategy Development, System Research and Applications and the Innovation Office;

•	The appointment of Remi El-Ouazzane, as President of the Microcontroller and Digital ICs Group, following Claude Dardanne’s decision to retire at the end of the year from this position;
•	Lorenzo Grandi is confirmed in his Chief Financial Officer role and will be appointed President of Finance, Purchasing, ERM and Resilience;
•	The appointment of Jerome Roux, currently Executive Vice President, Asia Pacific Region, as President, Sales & Marketing.

On August 18, we published our IFRS 2021 Semi Annual Accounts for the six-month period ended July 3, 2021 on our website and filed them with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten).

On August 17, we announced the expansion of an existing multi-year, long-term silicon carbide wafer supply agreement with Cree. The amended agreement, which calls for Cree to supply us with 150mm silicon carbide bare and epitaxial wafers over the next several years, is now worth more than $800 million.

On July 1, we announced the launch of a share buy-back program of up to $1,040 million to be executed within a
3-year period.  We intend to carry out the buy-back program and hold the shares bought back as treasury stock for the purpose of meeting our obligations in relation to our employee stock award plans and to support the potential settlement of our outstanding convertible bonds.

On June 25, we announced a strategic cooperation with the Renault Group on advanced power semiconductor products for electric and hybrid vehicles which will see us benefit from significant volumes guaranteed of power modules and wide bandgap power transistors to be supplied from 2026-2030.

On June 24, we signed an agreement with Tower Semiconductor (“Tower”) by which Tower will share a portion of the cleanroom of our new Agrate R3 300mm fab, which is currently under construction, in order to accelerate fab ramp-up to reach a high utilization level and scale.

On June 9, we announced that Benedetto Vigna, President of the Analog, MEMS and Sensors Group, has informed the Company that he will step down from his position on August 31, 2021 to become CEO of another company.

On May 27, we held our Annual General Meeting of Shareholders (AGM) in Schiphol, the Netherlands. The proposed resolutions, all approved by the Shareholders, were:

•

The adoption of the Company's Statutory Annual Accounts for the year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (IFRS) and filed with the Dutch Authority for the Financial Markets (AFM) on March 25, 2021;

•

The distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock to be distributed in quarterly instalments of $0.06 in each of the second, third and fourth quarters of 2021 and first quarter of 2022;

•	The reappointment of Mr. Jean-Marc Chery as sole member of the Managing Board for a three-year term to expire at the end of the 2024 AGM;
•	The reappointment of Mr. Nicolas Dufourcq, as member of the Supervisory Board, for a three-year term to expire at the end of the 2024 AGM;
•	The adoption of an amended remuneration policy for the Managing Board, in line with recent changes in Dutch corporate law and the EU’s Shareholder Rights Directive II (SRDII);
•	The approval of the stock-based portion of the compensation of the President and CEO;
•	The adoption of a new 3-year Unvested Stock Award Plan for Management and Key Employees;
•	The authorization to the Managing Board, until the end of the 2022 AGM, to repurchase shares, subject to the approval of the Supervisory Board;
•

The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2022 AGM;

•	The discharge of the sole member of the Managing Board; and
•	The discharge of the members of the Supervisory Board.

On May 19, we announced the acquisition of the assets of Cartesiam, a French software company specialized in artificial intelligence development tools, and the transfer and integration of its employees.  The transaction was closed on July 6, 2021.

On May 5, we announced the publication of our 24th sustainability report detailing the 2020 performance.

3.2.4. Financial outlook: Capital investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. To further increase our production capacity and to support our strategic initiatives, we plan to invest about $3.4 billion to $3.6 billion in capital expenditures in 2022. A portion of these capital expenditures will be devoted to support capacity additions and mix change in our manufacturing footprint, in particular for our fabs: (i) digital 300mm in Crolles,

France, optimizing existing infrastructures and extending the cleanroom to support production ramp up on our main runner technologies; (ii) certain selected programs of capacity growth and infrastructure preparation in some of our most advanced 200mm fabs, including the analog 200mm fab in Singapore and (iii) increase capacity for SiC power mosfet in our Catania and Singapore fabs. The most important 2022 capital investments for our back-end facilities will be: (i) capacity growth on certain package families, including the SiC technology and automotive related packages, next generation optical sensing technologies and the new generation of Intelligent Power Modules for Automotive and Industrial applications and (ii) specific investments in innovative assembly processes and test operations.

A portion of our capital expenditures will be devoted to strategic initiatives which include: (i) the first industrialization line of our new 300mm wafer fab in Agrate, Italy, to support next generation mixed signal and power technologies; (ii) Gallium nitride (“GaN”) power technologies in our 200mm fab in Tours, France, and prototyping for GaN RF devices in our 150mm fab in Catania, Italy, and (iii) investments for Silicon Carbide (“SiC”) substrates activities. The remaining part of our capital investment plan covers the overall maintenance and efficiency improvements of our manufacturing operations and infrastructure, as well as our Carbon Neutrality execution program in both 150mm, 200mm front-end fabs and back-end plants.

We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements with cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debt in line with maturity dates.

Our capital expenditures plan and the strong customer demand expected in 2022, will allow us to drive the Group based on a plan for 2022 revenues in the range of $14.8 billion to $15.3 billion.

3.2.5. Liquidity and financial position

We maintain an adequate cash position and a low debt-to-equity ratio to provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2021, our net cash increased by $219 million. The components of the net cash increase for 2021 and the comparable periods are set forth below:

In millions of USD	2021	2020
Net cash from operating activities	3,462	2,458
Net cash used in investing activities	(1,865)	(2,339)
Net cash from (used in) financing activities	(1,369)	279
Effect of change in exchange rates	(9)	1
Net cash increase	219	399

Net cash from operating activities

Net cash from operating activities is the sum of (i) net profit adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities in 2021 was $3,462 million, increasing compared to $2,458 million in the prior year, mainly due to higher net profit.

Net cash used in investing activities

Investing activities used $1,865 million of cash in 2021, mainly as a result of payments for purchase of tangible assets, net of proceeds, for a total of $1,828 million and investment in intangible assets of $444 million, of which the largest part is related to the capitalization of development costs, partially offset by proceeds from matured marketable securities of $132 million and net proceeds received from net investments in short-term deposits of $290 million.

Net cash from (used in) financing activities

Net cash used in financing activities was $1,369 million for 2021, compared to $279 million in 2020, and consisted mainly of $1.22 billion cash used to settled Tranche B of our 2017 Senior Unsecured Convertible Bonds, $485 million repurchase of common stock, $205 million of dividends paid to our stockholders and $134 million repayment of long-term debt, partially offset by proceeds from the partial $602 million drawdown of our credit facility signed with the EIB and $182 million proceeds from the drawdown of our credit facility signed with Cassa Depositi e Prestiti SpA (“CDP”).

Free cash flow (non-GAAP measure)

Free Cash Flow, a non-GAAP measure, is defined as (i) net cash from operating activities plus, (ii) net cash used in investing activities, excluding payment for purchase of (and proceeds from matured) marketable securities, and net investments in short-term deposits, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchases (and proceeds from sale) of tangible, intangible and financial assets, and net cash paid for business acquisitions. We believe Free Cash Flow, a non-GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is a non-GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities to sustain our operations. Free Cash Flow reconciles with the net cash increase (decrease) by including the payment for purchase of (and proceeds from matured) marketable securities and net investments in short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Our Free Cash Flow is derived from our US GAAP Consolidated Statements of Cash Flows, which differs from our Consolidated

Statements of Cash Flows under International Financial Reporting Standards (“IFRS”). A reconciliation with the Consolidated Statements of Cash Flows under IFRS is provided in the table below:

In millions of USD	December 31, 2021	December 31, 2020
Net cash from operating activities as reported	3,462	2,458
Excluding U.S. GAAP/IFRS differences:
Payment for withholding tax on vested shares	49	31
Payment for lease liabilities	(64)	(59)
Interest on settled convertible bonds	(40)	(41)
Net cash from operating activities adjusted	3,407	2,389
Net cash used in investing activities as reported	(1,865)	(2,339)
Excluding:
Payment for purchase of (and proceeds from matured) marketable securities and net investments in short-term deposits	(422)	577
Payment for purchase (and proceeds from sale) of tangible, intangible and financial assets, and net cash paid for business acquisitions(1)	(2,287)	(1,762)
Free Cash Flow (non-GAAP measure)	1,120	627

(1)

Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Net payment for financial assets, Proceeds from sale of financial assets and Payment for business acquisitions, net of cash acquired.

Our Free Cash Flow was $1,120 million in 2021, compared to $627 million in 2020.

Financial position (non-GAAP measure)

Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, short-term deposits and quoted debt securities; our total financial debt includes interest-bearing loans and borrowings, including current portion, as represented in our consolidated statement of financial position. Net Financial Position is a non-GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and quoted debt securities and the total level of our financial indebtedness. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position is derived from our US GAAP Consolidated Balance Sheets, which differs from the Consolidated Statements of Financial Position under IFRS. A reconciliation with the Consolidated Statements of Financial Position under IFRS is provided in the table below:

In millions of USD	December 31, 2021	December 31, 2020
Cash and cash equivalents	3,225	3,006
Short-term deposits	291	581
Government bonds issued by the U.S. Treasury	—	133
Total liquidity	3,516	3,720
Funding program loans from European Investment Bank	(990)	(579)
Credit Facility from CDP	(156)	—
Dual tranche senior unsecured convertible bonds	(1,382)	(2,034)
Other funding programs loans	(6)	(4)
Total financial debt as reported	(2,534)	(2,617)
U.S. GAAP/IFRS differences on senior unsecured convertible bonds	(5)	(4)
Total financial debt adjusted	(2,539)	(2,621)
Net financial position (non-GAAP measure)	977	1,099

Our Net Financial Position as of December 31, 2021 was a net cash position of $977 million, decreasing compared to the net cash position of $1,099 million at December 31, 2020.

At December 31, 2021, our financial debt was $2,534 million, composed of (i) $143 million of current portion of long-term debt and (ii) $2,391 million of long-term debt. The breakdown of our total financial debt included: (i) $1,382 million in senior unsecured convertible bonds issued in 2020, (ii) $990 million in European Investment Bank loans (the “EIB Loans”), (iii) $156 million in the CDP loan and (iv) $6 million in loans from other funding programs.

The EIB Loans are comprised of two long-term amortizing credit facilities as part of our public funding programs. The first, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditures in the European Union, fully drawn in Euros, of which $424 million was outstanding as at December 31, 2021. The second, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. It was fully drawn in 2021, of which $566 million outstanding as at December 31, 2021.

In 2021, we signed a new Facility Agreement with CDP for an amount of €150 million, fully drawn in Euros, of which $156 million was outstanding as at December 31, 2021.

On July 3, 2017, we issued $1.5 billion offering of senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), originally due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by us, following contractual terms and schedule, if certain conditions are satisfied, on a net-share settlement basis, except if we elect a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs.

The call option available to us for the early redemption of Tranche A was exercised in July 2020. As a consequence, bondholders exercised their conversion rights on the full Tranche A. As we elected to net-share settle the bonds, each conversion exercised by the bondholders followed the process defined in the original terms and conditions of the senior unsecured convertible bonds, which determined the actual number of shares to be transferred upon each conversion. We settled the bonds upon conversion by redeeming through cash the $750 million principal amount, and by settling the residual consideration through the delivery of approximately 11.4 million treasury shares. The net-share settlement was fully completed as of October 1, 2020.

The call option available to us for the early redemption of Tranche B was exercised in July 2021. As a consequence, bondholders exercised their conversion rights on the full Tranche B. Each conversion exercised by the bondholders followed the process defined in the original terms and conditions of the senior unsecured convertible bonds, which determined the actual consideration to be transferred to bondholders upon each conversion. Out of the 3,750 bonds composing Tranche B, we elected to settle 1,238 bonds on a net-share basis for a total consideration of $479 million, through the payment of the $248 million nominal value in cash and the delivery of approximately 5.8 million treasury shares. The remaining 2,512 bonds were settled on a full cash basis for a total consideration of $1,015 million. The settlement was fully completed during the second half of 2021.

On August 4, 2020, we issued $1.5 billion offering of senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds and Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A equivalent to a 47.5% conversion premium and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond $200,000 par value. The bonds are convertible by the bondholders or are callable by us following contractual terms and schedule, if certain conditions are satisfied, on a net-share settlement basis, except if we elect a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs paid by the Company.

Our long-term debt contains standard conditions but does not impose minimum financial ratios. We had unutilized committed medium-term credit facilities with core relationship banks totaling $910 million as at December 31, 2021.

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: Standard & Poor’s (“S&P”): “BBB” with stable outlook; Moody’s Investors Service (“Moody’s”): “Baa2” with stable outlook; Fitch Ratings (“Fitch”): “BBB” with stable outlook.

3.2.6. Financial risk management

We are exposed to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and our on-going investing and financing activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. The major financial risks to which we are exposed are the foreign exchange risks related to the fluctuations of the U.S. dollar exchange rate compared to the Euro and the other major currencies in which costs are incurred, the variation of the interest rates and the risks associated to the investments of our available cash. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

Financial risk management is carried out by a central treasury department (“Corporate Treasury”). Additionally, a Treasury Committee, chaired by our Chief Financial Officer, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from Corporate Treasury. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s subsidiaries. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from S&P or Fitch, or better. These ratings are closely and continuously monitored in order to manage exposure to the counterparty’s risk. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

Foreign exchange risk

We conduct our business on a global basis in various major international currencies. As a result, we are exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from recognized assets and liabilities at our subsidiaries and future commercial transactions.

Cash flow and fair value interest rate risk

Our interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

Credit risk

We select banks and/or financial institutions that operate with the Group based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total. For derivative financial instruments, management has established limits so that, at any time, the fair value of contracts outstanding is not concentrated with any individual counterparty.

We monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, considering its financial position, past experience and other factors. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2021 and 2020, no customer represented more than 10% of trade accounts receivable, net. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. Our objective is to maintain a sufficient cash position and a low debt-to-equity ratio, which ensures adequate financial flexibility. Our liquidity management policy is to finance our investments with net cash from operating activities.

Management monitors rolling forecasts of Group’s liquidity reserve based on expected cash flows.

3.3. Risk management and Internal control

3.3.1. Risk Management

3.3.1.1.        Our Risk Management approach

As a company operating globally in the semiconductor market, we are exposed to risks, particularly in the current environment of increased volatility, uncertainty and complexity. For a description of ST’s risk factors, please refer to the section 3.3.1.2.

Our embedded approach to enterprise risk management (“ERM”) is formalized in a specific policy and is aligned with ISO 31000. It enables us to:

•	Set and enable our Company strategy, manage our performance, and capitalize on opportunities; and
•	Systematically identify, evaluate and treat specific risk scenarios.

Our ERM improvement roadmap includes, in particular, deploying our Risk framework which is based on the following principles:

•	Taking into consideration the interests of our stakeholders
•	Addressing uncertainty explicitly

•	Pragmatic and tailored to ST
•	Integral part of ST processes and decision-making
•	Proactive, structured, dynamic, iterative and responsive to change
•	Based on the best available information

Our risk framework is described in the following chart:

RISK FRAMEWORK

Our risk approach is managed by our Chief Audit & Risk Executive under the direct responsibility of our Managing Board and the oversight of our Supervisory Board. The content of this oversight role is detailed in our Supervisory Board Charter.

Our Risk governance is described in the following chart:

Risk governance

3.3.1.2.        Risk Factors

Below is a list of the main risks factors we believe are related to the semiconductor industry and specifically related to our operations, which may affect our results and performance and the ability of our management to predict the future:

Risks Related to the Semiconductor Industry which Impact Us

We, and the semiconductor industry as a whole, may be impacted by changes in, or uncertainty about, global, regional and local economic, political, legal, regulatory and social environments as well as climate change

Changes in, and uncertainty about, economic, political, legal, regulatory and social conditions pose a risk as consumers and businesses may postpone spending in response to factors such as curtailment of trade and other business restrictions, financial market volatility, interest rate fluctuations, shifts in inflationary and deflationary expectations, lower capital and productivity growth, unemployment, negative news, declines in income or asset values and/or other factors. Such global, regional and local conditions could have a material adverse effect on customer and end-market demand for our products, thus materially adversely affecting our business and financial condition.

The institution of trade tariffs globally, as well as the threat thereof, could negatively impact economic conditions, which could have negative repercussions for our business. In particular, trade protection and national security policies of the U.S. and Chinese governments, including tariffs, trade restrictions, export restrictions and the placing of companies on restricted entity lists, have and may continue to limit or prevent us from transacting business with certain of our Chinese customers or suppliers; limit, prevent or discourage certain of our Chinese customers or suppliers from transacting business with us; or make it more expensive to do so. If disputes were to arise under any of our agreements with other parties conducting business in China, the resolution of such dispute may be subject to the exercise of discretion by the Chinese government, or agencies of the Chinese government, which may have a material adverse effect on our business. In addition, we could face increased competition as a result of China's programs to promote a domestic semiconductor industry and supply chains (including the Made in China 2025 campaign).

Trade policy changes could trigger retaliatory actions by affected countries, which could have a negative impact on our ability to do business in affected countries or lead to reduced purchases of our products by foreign customers, leading to increased costs of components contained in our products, increased manufacturing costs of our products, currency exchange rate volatility, and higher prices for our products in foreign markets. Further, protectionist measures, laws or governmental policies may encourage our customers to relocate their manufacturing capacity or supply chain to their own respective countries or require their respective contractors, subcontractors and relevant agents to do so, which could impair our ability to sustain our current level of productivity and manufacturing efficiency.

We, and the semiconductor industry as a whole, face greater risks due to the international nature of the semiconductor business, including in the countries where we, our customers or our suppliers operate, such as:

•

instability of foreign governments, including the threat of war, military conflict (including the military conflict between Russia and Ukraine), civil unrest, regime changes, mass migration and terrorist attacks;

•	natural events such as severe weather, earthquakes and tsunamis, or the effects of climate change;
•	epidemics and pandemics such as disease outbreaks or more recently COVID-19 and other health related issues;
•

changes in, or uncertainty about, laws, regulations (including executive orders) and policies affecting trade and investment, including following Brexit and including through the imposition of trade and travel restrictions, government sanctions, local practices which favor local companies and constraints on investment;

•

complex and varying government regulations and legal standards, particularly with respect to export control regulations and restrictions, customs and tax requirements, data privacy, intellectual property and anti-corruption; and

•	differing practices of regulatory, tax, judicial and administrative bodies, including with regards to the interpretation of laws, governmental approvals, permits and licenses.

The semiconductor industry is cyclical and downturns in the semiconductor industry can negatively affect our results of operations and financial condition.

The semiconductor industry is cyclical and has been subject to significant downturns from time to time, as a result of global economic conditions, as well as industry-specific factors, such as built-in excess capacity, fluctuations in product supply, product obsolescence and changes in end-customer preferences. The COVID-19 pandemic has caused a significant contraction in the global economy, and there is considerable uncertainty as to its severity and duration.

Downturns are typically characterized by reduction in overall demand, accelerated erosion of selling prices, reduced revenues and high inventory levels, any of which could result in a significant deterioration of our results of operations.  Such macroeconomic trends typically relate to the semiconductor industry as a whole rather than to the individual semiconductor markets to which we sell our products. To the extent that industry downturns are concurrent with the timing of new increases in production capacity or introduction of new advanced technologies in our industry, the negative effects on our business from such industry downturns may also be more severe.  We have experienced revenue volatility and market downturns in the past and expect to experience them in the future, which could have a material adverse impact on our results of operations and financial condition.

The duration and the severity of the global outbreak of COVID-19 has impacted and may continue to impact the global economy and also could adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic has resulted in authorities imposing, and businesses and individuals implementing, numerous measures to try to contain the virus, including travel bans and restrictions, shelter-in-place and stay-at-home orders, quarantines and social distancing guidelines. While to date we have not seen a significant impact on our manufacturing facilities or our supply chain – the ability of our suppliers to deliver on their commitments to us, our ability to ship our products to our customers and general consumer demand for our products may be negatively impacted by the pandemic and/or government responses thereto.

Many of our products and services are considered to be essential under national and local guidelines. As such, we have generally continued to operate in each of the jurisdictions where we are present. However, certain of our facilities have not been able to operate at optimal capacity and any future restrictive measures may have negative impact on our operations, supply chain and transportation networks. In addition, our customers and suppliers have experienced, and may in the future experience, disruptions in their operations and supply chains, which can result in delayed, reduced, or cancelled orders, or collection risks, and which may adversely affect our results of operations.

The COVID-19 pandemic has adversely affected and may continue to adversely affect the economies and financial markets of many countries, and may result in a further prolonged period of regional, national, and global economic slowdown. In response to the COVID-19 pandemic, governments across the world have and are expected to spend significant amounts to fund disease control measures, support healthcare infrastructure, support businesses and revive their economies. Governments could look to re-direct resources and implement austerity measures in the future to balance public finances, which could result in reduced economic activity. Any further economic downturn could reduce overall demand for our products, accelerate the erosion of selling prices, lead to reduced revenues and higher inventory levels, any of which could result in a significant deterioration of our results of operations.

The COVID-19 pandemic has caused us to modify our business practices, including with respect to work-from-home policies, employee travel, the cancellation of physical participation in meetings, events, and conferences, and social distancing measures. Although these changes have not led to a significant impact on our business or results of operations, we could be negatively affected in the future if government policies further restrict the ability of our employees to perform their functions or if our employees contract or are exposed to COVID-19. In addition, work-from-home and other measures introduce additional operational risks, including cybersecurity risks. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus, and illness and workforce disruptions could lead to unavailability of key personnel and harm our ability to perform critical functions.

The pandemic has led to increased disruption and volatility in capital markets and credit markets. Unanticipated consequences of the pandemic and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future.

The degree to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and severity of the pandemic, the actions taken to contain the virus or treat its impact, other actions taken by governments, businesses, and individuals in response to the virus and resulting economic disruption, and how quickly and to what extent normal economic and operating conditions can resume. We are unable to predict the extent of the impact of the pandemic on our customers, suppliers, vendors, and other partners, and their financial conditions, but a material effect on these parties could also materially adversely affect us.

Given the continued and substantial economic uncertainty and volatility created by the pandemic, it is difficult to predict the nature and extent of impacts on demand for our products. For example, the increased demand for certain of our products that benefited as a result of work- and learn-from-home dynamics may not continue as the pandemic progresses or subsides. Similarly, even as the pandemic progresses or subsides, products for which sales have declined or where costs have increased could continue to experience lower sales or higher costs.

The impact of COVID-19 can also exacerbate other risks discussed herein, which could in turn have a material adverse effect on us. Developments related to COVID-19 have been unpredictable, and additional impacts and risks may arise that we are not aware of or able to respond to appropriately.

We may not be able to match our production capacity to demand.

As a result of the cyclicality and volatility of the semiconductor industry, it is difficult to predict future developments in the markets we serve, and, in turn, to estimate requirements for production capacity.  If our markets, major customers or certain product designs or technologies do not perform as well as we have anticipated, or if demand is impacted by factors outside of our or our customers’ control, such as the COVID-19 pandemic, we risk unused capacity charges, write-offs of inventories and losses on products, and we could be required to undertake restructuring and transformation measures that may involve significant charges to our earnings. Furthermore, during certain periods, we have also experienced increased demand in certain market segments and product technologies, which has led to a shortage of capacity, an increase in the lead times of our delivery to customers and, in certain instances, being required to enter into agreements with our suppliers with onerous terms, such as take-or-pay arrangements.

The global supply of semiconductor industry fabrication capacity is currently not sufficient to meet the demand for semiconductor products. Any shortage of our capacity and the capacity of our sub-contractors may lead to us being unable to service some of our customers, which may result in adverse affects on our customer relationships and in liability claims. Further, as a result of this supply imbalance, the industry in general has experienced a high level of profitability and gross margins, which may not be sustainable over the long-term.

Competition in the semiconductor industry is intense, and we may not be able to compete successfully if our product design technologies, process technologies and products do not meet market requirements.  Furthermore, the competitive environment of the industry has resulted, and is expected to continue to result, in vertical and horizontal consolidation among our suppliers, competitors and customers, which may lead to erosion of our market share, impact our ability to compete and require us to restructure our operations.

We compete in different product lines to various degrees on certain characteristics, for example, price, technical performance, product features, product design, product availability, process technology, manufacturing capabilities and sales and technical support.  Given the intense competition in the semiconductor industry, if our products do not meet market requirements based on any of these characteristics, our business, financial condition and results of operations could be materially adversely affected.  Our competitors may have a stronger presence in key markets and geographic regions, greater name recognition, larger customer bases, greater government support and greater financial, research and development, sales and marketing, manufacturing, distribution, technical and other resources than we do.  These competitors may be able to adapt more quickly to changes in the business environment, to new or emerging technologies and to changes in customer requirements.

The semiconductor industry is intensely competitive and characterized by the high costs associated with developing marketable products and manufacturing technologies as well as high levels of investment in production capabilities.  As a result, the semiconductor industry has experienced, and is expected to continue to experience, significant vertical and horizontal consolidation among our suppliers, competitors and customers. Consolidation in the semiconductor industry could erode our market share, negatively impact our ability to compete and require us to increase our R&D effort, engage in mergers and acquisitions and/or restructure our operations.

Risks Related to Our Operations

Our high fixed costs could adversely impact our results.

Our operations are characterized by high fixed or other costs which are difficult to reduce, including costs related to manufacturing, particularly as we operate our own manufacturing facilities, and the employment of our highly skilled workforce. When demand for our products decreases, competition increases or we fail to forecast demand accurately, we are driven to reduce prices and we are not always able to decrease our total costs in line with resulting revenue declines.  As a result, the costs associated with our operations may not be fully absorbed, leading to unused capacity charges, higher average unit costs and lower gross margins, adversely impacting our results.

Our capital needs are high compared to those competitors who do not manufacture their own products and we may need additional funding in the coming years to finance our investments, to purchase other companies or technologies developed by third parties or to refinance our maturing indebtedness.

As a result of our choice to maintain control of a large portion of our manufacturing technologies and capabilities, we may require significant capital expenditure to maintain or upgrade our facilities in the event that our facilities become inadequate in terms of capacity, flexibility and location.  We monitor our capital expenditures taking into consideration factors such as trends in the semiconductor market, customer requirements and capacity utilization.  These capital expenditures may increase in the future if we decide to upgrade or expand the capacity of our manufacturing facilities, purchase or build new facilities or increase investments supporting key strategic initiatives.  For instance, we may be unable to successfully maintain and operate large infrastructure projects.  Such increased capital expenditures associated with large infrastructure projects and strategic initiatives might not achieve profitability or we may be unable to utilize infrastructure projects to full capacity.  There can also be no assurance that future market demand and products required by our customers will meet our expectations.  We also may need to invest in other companies, in IP and/or in technology developed either by us or by third parties to maintain or improve our position in the market or to reinforce our existing business.  Failure to invest appropriately and in a timely manner or to successfully integrate any recent or future business acquisitions may prevent us from achieving the anticipated benefits and could have a material adverse effect on our business and results of operations.

The foregoing may require us to secure additional financing, including through the issuance of debt, equity or both.  The timing and the size of any new share or bond offering would depend upon market conditions as well as a variety of other factors.  In addition, the capital markets may from time to time offer terms of financing that are particularly favorable.  We cannot exclude that we may access the capital markets opportunistically to take advantage of market conditions.  Any such transaction or any announcement concerning such a transaction could materially impact the market price of our common shares.  If we are unable to access capital on acceptable terms, this may adversely affect our business and results of operations.

Our operating results depend on our ability to obtain quality supplies on commercially reasonable terms.  As we depend on a limited number of suppliers for materials, equipment and technology, we may experience supply disruptions if suppliers interrupt supply, increase prices or experience material adverse changes in their financial condition.

Our ability to meet our customers’ demand to manufacture our products depends upon obtaining adequate supplies of quality materials on a timely basis and on commercially reasonable terms.  Certain materials are available from a limited number of suppliers or only from a limited number of suppliers in a particular region.  We purchase certain materials whose prices on the world markets have fluctuated significantly in the past and may fluctuate significantly in the future.  Although supplies for most of the materials we currently use are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. For instance, the COVID-19 outbreak could cause disruptions from the temporary closure of suppliers’ facilities or delays and reduced export or shipment of various materials, and the current military conflict between Russia and the Ukraine, including indirect impacts as a result of sanctions and economic disruption, may also create or exacerbate supply chain disruptions.  In addition, the costs of certain materials may increase due to market pressures and we may not be able to pass on such cost increases to our customers.

We also purchase semiconductor manufacturing equipment and third party licensed technology from a limited number of suppliers and providers and, because such equipment and technology are complex, it is difficult to replace one supplier or provider with another or to substitute one piece of equipment or type of technology for another.  In addition, suppliers and providers may extend lead times, limit our supply, increase prices or change contractual terms related to certain manufacturing equipment and third party licensed technology, any of which could adversely affect our results.  Furthermore, suppliers and technology providers tend to focus their investments on providing the most technologically advanced equipment, materials and technology and may not be in a position to address our requirements for equipment, materials or technology of older generations.  Although we work closely with our suppliers and providers to avoid such shortages, there can be no assurance that we will not encounter these problems in the future.

Consolidation among our suppliers or vertical integration among our competitors may limit our ability to obtain sufficient quantities of materials, equipment and/or technology on commercially reasonable terms and engage in mergers and acquisitions.  In certain instances, we may be required to enter into agreements with our suppliers with onerous terms, such as take-or-pay arrangements.  If we are unable to obtain supplies of materials, equipment or technology in a timely manner or at all, or if such materials, equipment or technology prove inadequate or too costly, our results of operations could be adversely affected.

Our financial results can be affected by fluctuations in exchange rates, principally in the value of the U.S. dollar.

Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, in which we receive the major portion of our revenues, while, more importantly, we incur a limited portion of our revenue and a significantly higher portion of our costs in currencies other than the U.S. dollar.  A significant variation of the value of the U.S. dollar against the principal currencies that have a material impact on us (primarily the Euro, but also certain other currencies of countries where we have operations, such as the Singapore dollar) could result in a favorable impact, net of hedging, on our net profit in the case of an appreciation of the U.S. dollar, or a negative impact, net of hedging, on our net profit if the U.S. dollar depreciates relative to these currencies, in particular with respect to the Euro.

In order to reduce the exposure of our financial results to the fluctuations in exchange rates, our principal strategy has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of purchases from our suppliers denominated in U.S. dollars and to reduce the weight of the other costs, including depreciation, denominated in Euros and in other currencies.  In order to further reduce our exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our Consolidated Income Statements, in particular with respect to a portion of the cost of sales, the majority of the R&D expenses and certain SG&A expenses located in the Euro zone.  We also hedge certain manufacturing costs, included within the cost of sales, denominated in Singapore dollars.  There can be no assurance that our hedging transactions will prevent us from incurring higher Euro-denominated manufacturing costs and/or operating expenses when translated into our U.S. dollar-based accounts.

Our operating results may vary significantly from quarter to quarter and annually and may also differ significantly from our expectations or guidance.

Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of our operating results from one period to the next.  These factors include changes in demand from our key customers, capital requirements, inventory management, availability of funding, competition, new product developments, start of adoption of our new products by customers, technological changes, manufacturing or supplier issues and effective tax rates.  In addition, in periods of industry overcapacity or when our key customers encounter difficulties in their end-markets or product ramps, orders are more exposed to cancellations, reductions, price renegotiation or postponements, which in turn reduce our ability to forecast the next quarter or full year production levels, revenues and margins. As a result, we may not meet our financial targets, which could in turn have an impact on our reputation or brand.  For these reasons and others that we may not yet have identified, our revenues and operating results may differ materially from our expectations or guidance as visibility is reduced.

If our external silicon foundries or back-end subcontractors fail to perform, this could adversely affect our business prospects.

We currently use external silicon foundries and back-end subcontractors for a portion of our manufacturing activities.  Our external silicon foundries or back-end subcontractors are currently unable to satisfy our demand as a result of an increase in demand across our industry and disruptions due to the COVID-19 pandemic, and we expect such limitation in capacity to continue through 2022. This limitation on our ability to satisfy our demand may extend beyond 2022 and our external silicon foundries and back-end subcontractors may experience further inability to satisfy our demand as a result of competing orders, disruptions due to the COVID-19 pandemic or otherwise or may experience manufacturing difficulties, delays or reduced yields. Any limitation on the ability of our external silicon foundries and back-end subcontractors to satisfy our demand may cause our results of operations and ability to satisfy the demand of our customers to suffer. Likewise, if we are unable to meet our commitments to silicon foundries and back-end subcontractors, our results of operations could suffer.  Prices for these services also vary depending on capacity utilization rates at our external silicon foundries and back-end subcontractors, quantities demanded and product and process technology.  Such outsourcing costs can vary materially and, in cases of industry shortages, they can increase significantly, negatively impacting our business prospects.

Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities, disruptions or inefficient implementation of production changes or interruptions that can significantly increase our costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and increasingly costly equipment and are continuously modified or maintained in an effort to improve yields and product performance and lower the cost of production.

Furthermore, impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in scrap. As system complexity and production changes have increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding.  We have from time to time experienced bottlenecks and production difficulties that have caused delivery delays and quality control problems. There can be no assurance that we will not experience bottlenecks or production, transition or other difficulties in the future.

In addition, we are exposed to risks related to interruptions of our manufacturing processes.  If any of our property or equipment is damaged or otherwise rendered unusable or inoperable due to accident, cyberattack or otherwise this could result in interruptions which could have a material adverse effect on our business, financial condition and results of operations.

We may experience quality problems from time to time that can result in decreased sales and operating margin and product liability or warranty claims.

We sell complex products that may not in each case comply with specifications or customer requirements, or may contain design or manufacturing defects, that could cause personal injury, property damage or security risks that could be exploited by unauthorized third parties hacking, corrupting or otherwise obtaining access to our products, including the software loaded thereon by us, our suppliers or our customers.  Although our general practice is to contractually limit our liability to the repair, replacement or refund of defective products, we occasionally agree to contractual terms with key customers in which we provide extended warranties and accordingly we may face product liability, warranty, delivery failure, and/or other claims relating to our products that could result in significant expenses relating to compensation payments, product recalls or other actions related to such extended warranties and/or to maintain good customer relationships, which could result in decreased sales and operating margin and other material adverse effects on our business.  Costs or payments we may make in connection with warranty and other claims or product recalls may adversely affect our results of operations. There can be no assurance that we will be successful in maintaining our relationships with customers with whom we incur quality problems.  Furthermore, if litigation occurs we could incur significant costs and liabilities to defend ourselves against such claims. The industry has experienced a rise in premiums and deductibles with regards to insurance policies. These may continue to increase and insurance coverage may also correspondingly decrease. If litigation occurs and damages are awarded against us, there can be no assurance that our insurance policies will be available or adequate to protect us against such claims.

Disruptions in our relationships with any one of our key customers or distributors, and/or material changes in their strategy or financial condition or business prospects, could adversely affect our results of operations.

A substantial portion of our sales is derived from a limited number of customers and distributors.  There can be no assurance that our customers or distributors will continue to book the same level of sales with us that they have in the past, will continue to succeed in the markets they serve and will not purchase competing products over our products.  Many of our key customers and distributors operate in cyclical businesses that are also highly competitive, and their own market positions may vary considerably. In recent years, some of our customers have vertically integrated their businesses. Such vertical integrations may impact our business.  Our relationships with the newly formed entities could be either reinforced or jeopardized by the integration.  If we are unable to maintain or increase our market share with our key customers or distributors, or if they were to increase product returns or fail to meet payment obligations, our results of operations could be materially adversely affected.  Certain of our products are customized to our customers’ specifications.  If customers do not purchase products made specifically for them, we may not be able to recover a cancellation fee from our customers or resell such products to other customers.  In addition, the occurrence of epidemic or pandemic outbreaks such as COVID-19 could affect our customers.  While the geographic spread of COVID-19 cannot be predicted and its future developments are uncertain, if its severity increases, the adverse public health impact on our customers could negatively affect our results.

We may experience delays in delivering our product and technology roadmaps as well as transformation initiatives.

Our industry adapts to technological advancements and it is likely that new products, equipment, processes and service methods, including transformation initiatives related to digitalization, are in the process of being implemented.  Any failure by us to manage our data governance processes could undermine our initiatives related to digitalization and any failure by us to react to changes or advances in existing technologies and processes as we develop and invest in our product, technology and transformation roadmaps could materially delay the introduction of new solutions.  If we are not able to execute on these roadmaps on a timely basis or at an acceptable cost this could result in loss of competitiveness of our solutions, decreased revenue and a loss of market share.

Our computer systems, including hardware, software, information and cloud-based initiatives, are subject to attempted security breaches and other cybersecurity threats, which, if successful, could adversely impact our business.

We have, from time to time, detected and experienced attempts by others to gain unauthorized access to our computer systems and networks.  The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies, including to transition to cloud-based technologies, in response to our changing needs is critical to our business.  In the current environment, there are numerous and evolving risks to cybersecurity, including criminal hackers, state-sponsored intrusions, terrorism, industrial espionage, employee malfeasance, vandalism and human or technological error.  Computer hackers and others routinely attempt to breach the security of technology products, services, and systems, and those of our customers, suppliers and providers of third party licensed technology, and some of those attempts may be successful.  Such breaches could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of our, our customer, or other third party data or systems, theft of our trade secrets and other sensitive or confidential data, including personal information and intellectual property, system disruptions, and denial of service.

The attempts to breach our systems, including cloud-based systems, and gain unauthorized access to our information technology systems are becoming increasingly more sophisticated.  These attempts may include covertly introducing malware to our computers, including those in our manufacturing operations, and impersonating unauthorized users, among others.  For instance, employees and former employees, in particular former employees who become employees of our competitors or customers, may misappropriate, use, publish or provide to our competitors or customers our intellectual property and/or proprietary or confidential business information.  Also, third parties may attempt to register domain names similar to our brands or website, which could cause confusion and divert online customers away from our products.  In the event of such breaches, we, our customers or other third parties could be exposed to potential liability, litigation, and regulatory action, as well as the loss of existing or potential customers, damage to our reputation, and other financial loss and such breaches could also result in losing existing or potential customers in connection with any actual or perceived security vulnerabilities in our systems.  In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant.  As these threats continue to develop and grow, we have been adapting and strengthening our security measures.

As a result of the social distancing measures and regulations enforced by governments in connection with the COVID-19 pandemic, and the resulting work-from-home policies that we have undertaken, there has been additional reliance placed on our IT systems and resources. The resulting reliance on these resources, and the added need to communicate by electronic means, could increase our risk of cybersecurity incidents.

We continue to increase the resources we allocate to implementing, maintaining and/or updating security systems to protect data and infrastructure and to raising security awareness among those having access to our systems.  However, these security measures cannot provide absolute security and there can be no assurance that our employee training, operational, and other technical security measures or other controls will detect, prevent or remediate security or data breaches in a timely manner or otherwise prevent unauthorized access to, damage to, or interruption of our systems and operations.

We regularly evaluate our IT systems and business continuity plan to make enhancements and periodically implement new or upgraded systems, as for instance the transition and migration of our data systems to cloud-based platforms and critical system migration.  Any delay in the implementation of, or disruption in the transition to different systems could adversely affect our ability to record and report financial and management information on a timely and accurate basis and could impact our operations and financial position.  In addition, a miscalculation of the level of investment needed to ensure our technology solutions are current and up-to-date as technology advances and evolves could result in disruptions in our business should the software, hardware or maintenance of such items become out-of-date or obsolete and the costs of upgrading our cybersecurity systems and remediating damages could be substantial.

We may also be adversely affected by security breaches related to our equipment providers and providers of IT services or third party licensed technology.  As a global enterprise, we could also be impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, privacy and data protection.  Additionally, cyberattacks or other catastrophic events resulting in disruptions to or failures in power, information technology, communication systems or other critical infrastructure could result in interruptions or delays to us, our customers, or other third party operations or services, financial loss, potential liability, and damage our reputation and affect our relationships with our customers and suppliers.

We may be subject to theft, loss, or misuse of personal data about our employees, customers, or other third parties, which could increase our expenses, damage our reputation, or result in legal or regulatory proceedings.

The theft, loss, or misuse of personal data collected, used, stored, or transferred by us to run our business could result in significantly increased security costs or costs related to defending legal claims.  Global privacy legislation, including various EU regulations and directives regulating data privacy and security, such as the General Data Protection Regulation (“GDPR”) and the transmission of content using the Internet involving residents of the EU, enforcement, and policy activity in this area are rapidly expanding and creating a complex compliance regulatory environment.

In particular, the requirements of the GDPR impose a higher compliance burden on us and materially increase the maximum level of fines for compliance failures from their current levels relating to, among other things, consent to process personal data of individuals, the information provided to individuals regarding the processing of their personal data, the security and confidentiality of personal data, and notifications in the event of data breaches and use of third party processors.  Costs to comply with and implement these privacy-related and data protection measures may increase and may necessitate changes to our business.  In addition, our failure to comply with local and international privacy or data protection laws and regulations could result in proceedings against us by governmental entities or others.  Failure to comply with the GDPR or other data privacy regimes could subject us to significant fines and reputational harm.

Further, privacy-related legislation is rapidly evolving which may have a negative impact on our business if interpreted or implemented in a manner that is inconsistent from country to country and inconsistent with the current policies and practices of our customers or business partners.  We may also have to change the manner in which we contract with our business partners, store and transfer information and otherwise conduct our business, which could increase our costs and reduce our revenues.  In particular, the requirements of the GDPR will impose a higher compliance burden on us and materially increase the maximum level of fines for compliance failures from their current levels.  Costs to comply with and implement these privacy-related and data protection measures could be significant.  In addition, our failure to comply with local and international privacy or data protection laws and regulations could result in proceedings against us by governmental entities or others.

Our business is dependent in large part on continued growth in the industries and segments into which our products are sold and on our ability to retain existing customers and attract new ones.  A market decline in any of these industries, our inability to retain and attract customers, or customer demand for our products which differs from our projections, could have a material adverse effect on our results of operations.

The demand for our products depends significantly on the demand for our customers’ end products.  Growth of demand in the industries and segments into which our products are sold fluctuates significantly and is driven by a variety of factors, including consumer spending, consumer preferences, the development and acceptance of new technologies and prevailing economic conditions.  Changes in our customers’ markets and in our customers’ respective shares in such markets could result in slower growth and a decline in demand for our products.  In addition, if projected industry growth rates do not materialize as forecasted, our spending on process and product development ahead of market acceptance could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent upon our ability to retain existing customers.  In 2021 our largest customer, Apple, accounted for 20.5% of our revenues.  While we do not believe to be dependent on any one customer or group of customers, the loss of key customers or important sockets at key customers could have an adverse effect on our results of operations.

Our existing customers’ product strategy may change from time to time and/or product specifications may change on short-time product life cycles and we have no certainty that our business, financial position and results of operations will not be affected.  Our business is also dependent upon our ability to attract new customers.  There can be no assurance that we will be successful in attracting and retaining new customers, or in adequately projecting customer demand for our products.  Our failure to do so could materially adversely affect our business, financial position and results of operations.

Market dynamics have driven, and continue to drive us, to a strategic repositioning.

In recent years, we have undertaken several initiatives to reposition our business.  Our strategies to improve our results of operations and financial condition have led us, and may in the future lead us, to acquire businesses that we believe to be complementary to our own, or to divest ourselves of or wind down activities that we believe do not serve our longer term business plans.  Our potential acquisition strategies depend in part on our ability to identify suitable acquisition targets, finance their acquisition, obtain approval by our shareholders and obtain required regulatory and other approvals.  Our potential divestiture strategies depend in part on our ability to compete and to identify the activities in which we should no longer engage, obtain the relevant approvals pursuant to our governance process and then determine and execute appropriate methods to divest of them.

We are constantly monitoring our product portfolio and cannot exclude that additional steps in this repositioning process may be required.  Furthermore, we cannot assure that any strategic repositioning of our business, including executed and possible future acquisitions or dispositions, will be successful and will not result in impairment, restructuring charges and other related closure costs.

Acquisitions and divestitures involve a number of risks that could adversely affect our operating results and financial condition, including:  we may be unable to successfully integrate businesses or teams we acquire with our culture and strategies on a timely basis or at all; and we may be required to record charges related to the goodwill or other long-term assets associated with the acquired businesses.  There can be no assurance that we will be able to achieve the full scope of the benefits we expect from a particular acquisition, divestiture or investment.  Our business, financial condition and results of operations may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any acquired businesses.  In addition, the financing of future acquisitions or divestitures may negatively impact our financial position, including our ability to pay a dividend and/or repurchase our shares, and credit rating and we could be required to raise additional funding.

Other risks associated with acquisitions include: assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller; potential inaccuracies in the financials of the business acquired; and our ability to retain customers of an acquired entity, its business or industrialize an acquired process or technology.  Identified risks associated with divestitures include:  loss of activities and technologies that may have complemented our remaining businesses or operations; and loss of important services provided by key employees that are assigned to divested activities.

We depend on collaboration with other semiconductor industry companies, research organizations, universities, customers and suppliers to further our R&D efforts, and our business and prospects could be materially adversely affected by the failure or termination of such alliances.

Our success depends on our ability to introduce innovative new products and technologies to the marketplace on a timely basis.  In light of the high levels of investment required for R&D activities, we depend in certain instances on collaborations with other semiconductor industry companies, research organizations, universities, customers and suppliers to develop or access new technologies.

Such collaboration provides us with a number of important benefits, including the sharing of costs, reductions in our own capital requirements, acquisitions of technical know-how and access to additional production capacities.  However, there can be no assurance that our collaboration efforts will be successful and allow us to develop and access new technologies in due time, in a cost-effective manner and/or to meet customer demands.  If a particular collaboration terminates before our intended goals are accomplished we may incur additional unforeseen costs, and our business and prospects could be adversely affected.  Furthermore, if we are unable to develop or otherwise access new technologies, whether independently or in collaboration with another industry participant, we may fail to keep pace with the rapid technology advances in the semiconductor industry, our participation in the overall semiconductor industry may decrease and we may also lose market share.

We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others.

We depend on patents and other IP rights to protect our products and our manufacturing processes against misappropriation by others.  The process of seeking patent protection can be long and expensive, and there can be no assurance that we will receive patents from currently pending or future applications.  Even if patents are issued, they may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage.  In addition, effective IP protection may be unavailable or limited in some countries.  Our ability to enforce one or more of our patents could be adversely affected by changes in patent laws, laws in certain foreign jurisdictions that may not effectively protect our intellectual property rights or by ineffective enforcement of laws in such jurisdictions.  Competitors may also develop technologies that are protected by patents and other IP and therefore either be unavailable to us or be made available to us subject to adverse terms and conditions.  We have in the past used our patent portfolio to negotiate broad patent cross-licenses with many of our competitors enabling us to design, manufacture and sell semiconductor products, without concern of infringing patents held by such competitors.  We may not in the future be able to obtain such licenses or other rights to protect necessary IP on favorable terms for the conduct of our business, and such failure may adversely impact our results of operations.  Such cross-license agreements expire from time to time and there is no assurance that we can or we will extend them.

We have from time to time received, and may in the future receive, communications alleging possible infringement of third party patents and other IP rights.  Some of those claims are made by so-called non-practicing entities against which we are unable to assert our own patent portfolio to lever licensing terms and conditions.  Competitors with whom we do not have patent cross-license agreements may also develop technologies that are protected by patents and other IP rights and which may be unavailable to us or only made available on unfavorable terms and conditions.  We may therefore become involved in costly litigation brought against us regarding patents and other IP rights.  IP litigation may also involve our customers who in turn may seek indemnification from us should we not prevail and/or who may decide to curtail their orders for those of our products over which claims have been asserted.  Such lawsuits may therefore have a material adverse effect on our business.  We may be forced to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions or we may be required to pay damages for the prior use of third party IP and/or face an injunction.

The outcome of IP litigation is inherently uncertain and may divert the efforts and attention of our management and other specialized technical personnel.  Such litigation can result in significant costs and, if not resolved in our favor, could materially and adversely affect our business, financial condition and results of operations.

We operate in many jurisdictions with highly complex and varied tax regimes.  Changes in tax rules, new or revised legislation or the outcome of tax assessments and audits could cause a material adverse effect on our results.

We operate in many jurisdictions with highly complex and varied tax regimes.  Changes in tax rules, new or revised legislation or the outcome of tax assessments and audits could have a material adverse effect on our results.

In 2019, the Organization for Economic Cooperation and Development (OECD) launched an initiative to, amongst others, minimize profit shifting by working towards a global tax framework that ensures that corporate income taxes are paid where consumption takes place, introduces a new tax dispute resolution process (Pillar I) and also introduces a global standard on minimum taxation (Pillar II).  The tax impact of the respective proposals is currently being evaluated and such proposals could have a material adverse effect on our results.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events.  We currently receive certain tax benefits or benefit from net operating losses cumulated in prior years in some countries, and these benefits may not be available in the future due to changes in the local jurisdictions or credits on net operating losses being no longer available due to either full utilization or expiration of the statute of limitations in such jurisdictions.  As a result, our effective tax rate could increase and/or our benefits from carrying forward net operating losses could affect our deferred tax assets in certain countries in the coming years.  In addition, the acquisition or divestiture of businesses in certain jurisdictions could materially affect our effective tax rate.

We evaluate our deferred tax asset position on a regular basis.  The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize in certain jurisdictions loss carry-forwards or tax credits before their expiration or our ability to implement prudent and feasible tax optimization strategies.  The recorded amount of total deferred tax assets could be reduced, which could have a material adverse effect on our results of operations and financial position, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in business condition or in management’s plans or due to other factors, such as changes in tax laws and regulations.

We are subject to the possibility of loss contingencies arising out of tax claims, assessment of uncertain tax positions and provisions for specifically identified income tax exposures. We are also subject to tax audits in certain jurisdictions.  There can be no assurance that we will be successful in resolving potential tax claims that result from these audits, which could result in material adjustments in our tax positions.  We record provisions on the basis of the best current understanding; however, we could be required to record additional provisions in future periods for amounts that cannot currently be assessed.  Our failure to do so and/or the need to increase our provisions for such claims could have a material adverse effect on our results of operations and our financial position.

Our operating results can also vary significantly due to impairment of goodwill and other intangible assets incurred in the course of acquisitions and equity investments, as well as to impairment of tangible assets due to changes in the business environment.

Our operating results can vary significantly due to impairment of goodwill, other intangible assets and equity investments booked pursuant to acquisitions and the timeframe required to foster and realize synergies thereof, joint venture agreements and the purchase of technologies and licenses from third parties, as well as to impairment of tangible assets due to changes in the business environment.  Because the market for our products is characterized by rapidly changing technologies, significant changes in the semiconductor industry, and the potential failure of our business initiatives, our future cash flows may not support the value of goodwill, tangible assets and other intangibles registered in our Consolidated Statements of Financial Position.

We receive public funding, and a reduction in the amount available to us or demands for repayment could increase our costs and impact our results of operations.

To support our proprietary R&D for technology investments and investments in cooperative R&D ventures, we have in the past obtained public funding and expect to obtain public funding in the future, mainly from French, Italian and EU governmental entities.  The public funding we receive is subject to periodic review by the relevant authorities and there can be no assurance that we will continue to benefit from such programs at current levels or that sufficient alternative funding will be available if we lose such support.  If any of the public funding programs we participate in are curtailed or discontinued and we do not reduce the relevant R&D expenditures, this could have a material adverse effect on our business.  Furthermore, to receive public funding, we enter into agreements which require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs.  If we fail to meet the regulatory requirements or applicable conditions, we may, under certain circumstances, be required to refund previously received amounts, which could have a material adverse effect on our results of operations.  If there are changes in the public funding we receive this could increase the net costs for us to continue investing in R&D at current levels and could result in a material adverse effect on our results of operations.

A change in the landscape in public funding may also affect our business. For example, there are currently proposals within Europe to enact a European Chips Act, which may provide public funding towards manufacturing activities of semiconductors. It is yet to be seen whether this would impact the amount of public funding currently available to us for our R&D investments and ventures, but any reduction in said funding could result in a material adverse effect on our results of operations.

Some of our production processes and materials are environmentally sensitive, which could expose us to liability and increase our costs due to environmental, health and safety laws and regulations or because of damage to the environment.

We are subject to environmental, health and safety laws and regulations that govern various aspects, including the use, storage, discharge and disposal of chemicals, gases and other hazardous substances used in our operations.  Compliance with such laws and regulations could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment, materials or greenhouse gas allowances, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations.  Failure by us to control the use of, or adequately restrict the discharge of, chemicals or hazardous substances could subject us to future liabilities.

Climate change and related sustainability regulations and initiatives, including our commitment to be carbon neutral by 2027, could place additional burden on us and our operations.

As climate change issues become more pronounced, we may correspondingly face increased regulation and also expectations from our stakeholders to take actions beyond existing regulatory requirements to minimize our impact on the environment and mitigate climate change related effects. The semiconductor manufacturing process has historically contributed to direct greenhouse gas emissions by utilizing perfluorocarbons, which may lead to new or increased regulation of such compounds. In order to address such regulation, we may be required to adapt our production processes or purchase additional equipment or carbon offsets, leading to increased costs.  On December 9, 2020, we announced our goal to become carbon neutral by 2027 in our ambition to address climate change and to responsibly mitigate the impact of our activities on the environment. As of the end of 2021, we are on track against our trajectory towards carbon neutrality which includes two specific targets: compliance with the 1.5°C scenario defined at the Paris COP21 by 2025, implying a 50% reduction of direct and indirect greenhouse gas emissions compared to 2018, and the sourcing of 100% renewable energy by 2027.

To meet these additional requirements, we will need to continue to deploy additional equipment, introduce process changes, utilize alternative suppliers and materials, and take other similar actions, some or all of which may require us to incur additional costs which could result in a material adverse effect on our results of operations and our financial position.  In addition, if we fail to meet these expectations, or foster additional sustainability initiatives, we may experience reputational risk which could impact our ability to attract and retain customers, employees, and investors.

Further, our sites, as well as those of our partners along the supply chain, may be exposed to changing and/or increasing physical risks resulting from climate change that are either chronic (induced by longer-term shifts in climate patterns, such as sea level rise, or changing temperature, wind or precipitation patterns) or acute (event-driven such as cyclones, hurricanes or heat waves). In the context of the transition to a lower-carbon economy, we will likely be exposed to further policy, legal, technology, and market transition risks. We have already seen further policy developments in this area in the form of Regulation (EU) 2020/852 of the European Parliament and of the Council of June 18, 2020 on the establishment of a framework to facilitate sustainable investment and amending Regulation (EU) 2019/2088 (the “EU Taxonomy Regulation”), which entered into force on July 12, 2020. As a result of the EU Taxonomy Regulation, we must disclose information on how and to what extent our activities are associated with economic activities that qualify as environmentally sustainable. If our disclosure metrics relating to climate change are lower than those of our peers in the industry, this may lead to reputational risk which may lead to onward financial repercussions such as a decrease in share price or difficulty in raising capital.

Loss of key employees and the inability to continuously recruit and retain qualified employees could hurt our competitive position.

Our success depends to a significant extent upon our key executives and R&D, engineering, marketing, sales, manufacturing, support and other personnel.  Our success also depends upon our ability to continue to identify, attract, retain and motivate highly trained and skilled engineering, technical and professional personnel in a competitive recruitment environment, as well our ability to ensure the smooth succession and continuity of business with newly hired and promoted personnel.  For instance, in highly specialized areas, it may become more difficult to retain employees.  As a result of the COVID-19 pandemic, work-from-home arrangements and a limitation on social and professional interaction has expanded the competition in employee recruitment and retention.

Our employee hiring and retention also depend on our ability to build and maintain a diverse and inclusive workplace culture and be viewed as an employer of choice. We intend to continue to devote significant resources to recruit, train and retain qualified employees, however, we may not be able to attract, obtain and retain these employees, which may affect our growth in future years and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us.

The interests of our controlling shareholder, which is in turn indirectly controlled by the French and Italian governments, may conflict with other investors’ interests.  In addition, our controlling shareholder may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time.

We have been informed that as at December 31, 2021, STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares.  ST Holding may therefore be in a position to effectively control the outcome of decisions submitted to the vote at our shareholders’ meetings, including but not limited to the appointment of the members of our Managing and Supervisory Boards.

We have been informed that ST Holding’s shareholders, each of which is ultimately controlled by the French or Italian government, are party to a shareholders agreement (the “STH Shareholders Agreement”), which governs relations between them.  We are not a party to the STH Shareholders Agreement.  The STH Shareholders Agreement includes provisions requiring the unanimous approval by the shareholders of ST Holding before ST Holding can vote its shares in our share capital, which may give rise to a conflict of interest between our interests and investors’ interests, on the one hand, and the (political) interests of ST Holding’s shareholders, on the other hand.  Our ability to issue new shares or other securities giving access to our shares may be limited by ST Holding’s desire to maintain its shareholding at a certain level and our ability to buy back shares may be limited by ST Holding due to a Dutch law requiring one or more shareholders acquiring 30% or more of our voting rights to launch a tender offer for our outstanding shares.

The STH Shareholders Agreement also permits our respective French and Italian indirect shareholders to cause ST Holding to dispose of its stake in us at any time, thereby reducing the current level of their respective indirect interests in our common shares.  Sales of our common shares or the issuance of financial instruments exchangeable into our common shares or any announcements concerning a potential sale by ST Holding could materially impact the market price of our common shares depending on the timing and size of such sale, market conditions as well as a variety of other factors.

Our shareholder structure and our preference shares may deter a change of control.

We have an option agreement in place with an independent foundation, whereby the foundation can acquire preference shares in the event of actions which the board of the independent foundation determines would be contrary to our interests, our shareholders and our other stakeholders and which in the event of a creeping acquisition or offer for our common shares are not supported by our Managing Board and Supervisory Board.  In addition, our shareholders have authorized us to issue additional capital within the limits of the authorization by our General Meeting of Shareholders (“AGM”), subject to the requirements of our Articles of Association, without the need to seek a specific shareholder resolution for each capital increase.  Accordingly, an issue of preference shares or new shares may make it more difficult for a shareholder to obtain control over our General Meeting of Shareholders.  These anti-takeover provisions could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may materially adversely affect the market price of our ordinary shares and our investors’ ability to realize any potential change of control premium.

Any decision to reduce or discontinue paying cash dividends to our shareholders could adversely impact the market price of our common shares.

On an annual basis, our Supervisory Board, upon the proposal of the Managing Board, may propose the distribution of a cash dividend to the General Meeting of Shareholders. Any reduction or discontinuance by us of the payment of cash dividends at historical levels could cause the market price of our common shares to decline.

We are required to prepare financial statements under IFRS and we also prepare Consolidated Financial Statements under U.S. GAAP, and such dual reporting may impair the clarity of our financial reporting.

We use U.S. GAAP as our primary set of reporting standards.  Applying U.S. GAAP in our financial reporting is designed to ensure the comparability of our results to those of our competitors, as well as the continuity of our reporting, thereby providing our stakeholders and potential investors with a clear understanding of our financial performance.  As we are incorporated in The Netherlands and our shares are listed on Euronext Paris and on the Borsa Italiana, we are subject to EU regulations requiring us to also report our results of operations and financial statements using IFRS.

As a result of the obligation to report our financial statements under IFRS, we prepare our results of operations using both U.S. GAAP and IFRS, which are currently not consistent.  Such dual reporting can materially increase the complexity of our financial communications.  Our financial condition and results of operations reported in accordance with IFRS will differ from our financial condition and results of operations reported in accordance with U.S. GAAP, which could give rise to confusion in the marketplace.

There are inherent limitations on the effectiveness of our controls.

There can be no assurance that a system of internal control over financial reporting, including one determined to be effective, will prevent or detect all misstatements.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance regarding financial statement preparation and presentation.  Projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk.  The relevant controls may become inadequate due to changes in circumstances or the degree of compliance with the underlying policies or procedures may deteriorate.

Because we are subject to the corporate law of The Netherlands, U.S. investors might have more difficulty protecting their interests in a court of law or otherwise than if we were a U.S. company.

Our corporate affairs are governed by our Articles of Association and by the laws governing corporations incorporated in The Netherlands.  U.S. investors may have more difficulty in protecting their interests in the face of actions by our management, members of our Managing and Supervisory Boards or our controlling shareholders than U.S. investors would have if we were incorporated in the United States.

Our executive offices and a substantial portion of our assets are located outside the United States.  In addition, ST Holding and most members of our Managing and Supervisory Boards are residents of jurisdictions other than the United States.  As a result, it may be difficult or impossible for shareholders to effect service within the United States upon us, ST Holding, or members of our Managing or Supervisory Boards.  It may also be difficult or impossible for shareholders to enforce outside the United States judgments obtained against such persons in U.S. courts, or to enforce in U.S. courts judgments obtained against such persons in courts in jurisdictions outside the United States.  This could be true in any legal action, including actions predicated upon the civil liability provisions of U.S. securities laws.  In addition, it may be difficult or impossible for shareholders to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon U.S. securities laws.

We have been advised by Dutch counsel that the United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.  With respect to choice of court agreements in civil or commercial matters, it is noted that the Hague Convention on Choice of Court Agreements entered into force in the Netherlands, but has not entered into force in the United States.  As a consequence, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws of the United States, will not be enforceable in The Netherlands.  However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to The Netherlands court the final judgment that has been rendered in the United States.  If The Netherlands court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that proper legal procedures that are in accordance with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging) have been observed, the court in The Netherlands would, under current practice, in principle give binding effect to the final judgment that has been rendered in the United States unless such judgment contradicts The Netherlands’ public policy and provided that the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgment in the Netherlands.  Even if such a foreign judgment is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable.

3.3.1.3.        Managing risk according to our risk appetite strategy

Risk management activities are governed by our risk appetite strategy, which is discussed at the Supervisory Board and Audit Committee levels annually.

We determine the amount of risk we are willing to pursue or retain, depending on associated expected rewards, opportunities, and costs.

Our risk appetite strategy depends on the nature of risks. As an illustration, we strive to eliminate or mitigate to the lowest possible level through well-designed and effective internal controls risks pertaining to the following categories:

•	Corporate governance
•	Product quality
•	Operations resilience (internal events)
•	Protection of intellectual property and other sensitive information
•	People health & safety
•	Adherence to our Code of Conduct and complying with applicable laws & regulations

•	Protection against cyber threats

ERM PROCESS

The embedded ERM process takes a holistic view, combining both company-wide top-down and bottom-up perspectives, to ensure that specific risk scenarios are addressed at the right level. The process is implemented as described in the following chart:

During 2021, we updated our Company risk assessment with our management. The output from this exercise was a risk map linked to our strategic objectives, including 12 priority 1 risk areas.

Risk owners (members of our Senior Management, which consists of our Executive Committee and Executive Vice Presidents as described in paragraph 5.4. below) were appointed for each priority risk area to develop risk response plans, adapt to changing external conditions and enhance monitoring capabilities. The risk response plans are regularly reviewed by our Executive Committee and periodically discussed with our Supervisory Board and Audit Committee.

In addition each organizational unit throughout the Company completes its own risk assessment.  This includes marketing and sales regions, product groups, manufacturing and technology, corporate functions as well as large transformation initiatives.

3.3.1.4.        Illustrative risk management measures

Corporate governance

Our commitment to the good principles of corporate governance is outlined in section 5.1. The Supervisory Board and its committees, and the Managing Board, through their structures, charters and activities ensure proper corporate governance as described in chapter 5.

Product quality

Quality is a key priority in ST and our vision is to elevate ST to the highest level of quality as an asset for our customers. We can achieve a high level of quality because our employees and management are committed to quality, focused on customer’s targets, and improvement programs are effective.

Product Quality & Reliability (“PQR”) is organized at a Company level and embedded in all our organizations. The PQR leadership team brings together quality directors from across our entire business operations: front-end and back-end manufacturing, product groups, sales regions and corporate organizations to deploy our quality strategy and quality programs throughout the Company.

ST is continuously adapting to have the necessary infrastructure and organization to ensure ST products meet the highest quality and reliability requirements of customers in the markets we address.

Our quality governance is based on our Quality Management System (“QMS”), as documented in our Quality Manual. Our manual details how we implement processes to guarantee that our products and processes meet the highest customer and standards requirements.

We adhere to internationally recognized quality management standards. We received our first companywide ISOTS16949 certification in 2003 and this certification was renewed every three years since that time. Since 2018, we have been certified IATF 16949:2016 and ISO 9001:2015 demonstrating our robust quality governance, effective QMS and quality compliance across the Company.

Operations resilience

We have extended our risk approach to encompass a dedicated resilience management system (“RMS”), including both business continuity and crisis management, and addressing the following dimensions:

•	Continuity of the main sites
•	Manufacturing flexibility across internal and/or external sites
•	Continuity of full supply chain including third parties
•	Managing the business continuity and crisis communication to clients and other stakeholders
•	Improving company-wide capability to respond to crises

In 2021, as per our multi-year improvement roadmap, we have further embedded the RMS in our main sites and selected organizational units, leveraging our corporate resilience competence center and a global network of resilience champions. We deployed incremental improvements to our RMS (refreshed procedural framework, fully aligned methodologies and toolkits across ERM, resilience, business continuity and crisis management). It provides a consistent methodology to address potential business disruptions of our resources:

•	Site unavailability
•	People unavailability
•	IT system disruptions (e.g. cyber-attacks)
•	Critical sourcing and logistics/transportation disruptions

As such, we address scenarios that may affect our supply chain and operations such as pandemics, natural hazards (such as earthquakes, floods, snowstorms, volcanic eruptions or tsunamis), industrial accidents (such as fires and explosions), facilities/energy interruptions and major impacts related to human activities (such as geo-political tensions, terrorism or strikes). This leads us to continuously improving our continuity plans.

In 2021, we developed and rolled-out an ST-specific methodology underpinning a global dashboard: a range of relevant indicators based on internal or external standards, covering dimensions such as exposure to natural hazards, loss prevention characteristics, facilities robustness, equipment modernization and redundancy, IT infrastructure quality and cyber protection. For every significant site, those indicators are compiled in our site resilience index (“SRI”), which is updated and improved on a quarterly basis. Annually, site management teams prepare and update a site improvement plan accordingly.

We have been ISO 22301 certified since 2016. Throughout 2021, our continuous improvements have been subjected to both surveillance audits from the certification body and internal audits. Recertification audits are scheduled to take place in 2022.

Protection of intellectual property and other sensitive information

We have processes and procedures in place to protect our intellectual property and other sensitive information. This includes a dedicated team of global patent attorneys and patent engineers who harvest and collect inventions generated through our R&D efforts, chair and manage patent committees to determine patent filing strategies and oversee the filing and issuance of our approximately 18,500 patents and patent applications around the world. As part of this process, we offer incentive awards to our inventor community to help ensure their active and on-going participation in protecting this innovation. The patent committees also regularly make decisions on which inventions are better maintained as our confidential or sensitive information. For any information which we deem as confidential or sensitive, we have processes and procedures which restrict any disclosure of such information to any third party without having in place appropriate measures such as a non-disclosure agreement. We further secure our intellectual property and sensitive information through the administration of our corporate IT security policies and procedures.

People health & safety

We listen to customers, investors, partners, employees and management’s feedback before identifying, prioritizing and managing our environmental, health and safety (“EHS”) risks. Based on feedback from all stakeholders, we maintain a regular materiality exercise on all related topics and update our sustainability strategy accordingly. For each sustainability domain, we define precise ambitions and long-term goals, and deploy the relevant programs to manage the related risks.

We have a Company sustainability council that reviews the progress of these programs and related KPIs together with our stakeholders’ continuous feedback. EHS risks are reviewed annually through our ERM and business continuity processes. All our plants run their own EHS specific risk analyses and follow-up both on Company and local programs.

Our aim is to prevent employee and environmental risks, including social, chemicals, fire, ergonomics, mechanical, handling, radiation, movements and work at height, nanomaterials, wastes, water or air emission. We take a precautionary approach when assessing new processes, chemicals and products, as set out in principle 15 of the Rio Declaration.

We constantly review our policies and rules, deploy certified management systems such as ISO45001 and ISO14001, reinforce our culture, strengthen job hazard analysis and training plans, deploy industry standards such as RBA, and audit all of our sites. Our EHS performance and management systems are regularly evaluated and certified through internal and third-party audits. Moreover, to limit any risks related to our license to operate, we have a three-year program to conduct third-party EHS legal compliance audits. This program covers all our manufacturing sites, all our warehouses and all our sites with more than 150 employees.

We promote and recognize shared vigilance and drive continuous improvements in behaviors. Everywhere we practice early detection of hazards, unsafe acts and conditions. We systematically implement adequate actions to address weak points and avoid recurrence of near misses. We share all data transparently and adapt our prevention and practices to the highest standards.

Adherence to our Code of Conduct and complying with applicable laws & regulations

We believe that conducting our business with the highest standard of integrity is essential to our long term success, and that compliance and ethics is everyone’s job and responsibility.

Our Code of Conduct is all about our values and the principles contained therein, which are shared throughout the Company, are the top level reference for guiding our behavior, decision making and activities.

•	Integrity: we conduct our business with the highest ethical standards, honor our commitments, deliver on our promises, are loyal and fair, and stand up for what is right.
•

People: we behave with openness, trust and simplicity; we are ready to share our knowledge, encourage everyone’s contribution, develop our people through empowerment, teamwork and training; each one of us is committed and personally involved in the continuous improvement process.

•

Excellence: we strive for quality and customer satisfaction and create value for all our partners; we are flexible, encourage innovation, develop our competences, seek responsibility and are accountable for our actions; we act with discipline, base our decisions on facts, and focus on the priorities.

In 2021, we continued to push forward and refreshed our compliance & ethics awareness and communication campaign (branded “Building Trust Together”), focusing on the importance of integrity and ethical conduct. This initiative establishes clear expectations throughout the Company and invites all employees to speak up without fear of retaliation.

We use a variety of tools to engage with employees, managers and third parties, such as: face-to-face and town-hall meetings, e-learning modules, dedicated intranet webpage, articles, posters, targeted emails and short videos (available in 10 languages). We have also developed a dedicated mobile application, our ST Integrity App, which we use to provide our employees with quick and easy access to important and useful information, push notifications, fun quizzes, training materials, and a link to our misconduct reporting hotline and other useful contact information.

We have a zero-tolerance approach to bribery and corruption, regardless of the identity or position of the originator or recipient of any bribe. It is also strictly forbidden for anybody to use Company funds or assets to make a political contribution.

Our Code of Conduct and Anti-Bribery and Corruption policy, which are also available in the corporate governance section of our website at http://investors.st.com, provide clear definitions regarding instances of bribery and corruption, and include detailed descriptions of the Company’s rules for engaging with third-parties. They also explain how to report actual or suspected violations and outline the potential disciplinary actions and legal consequences of any non-compliance.

We encourage everyone, including external business partners, to express, in good faith, any concerns they might have regarding possible violations of our Code of Conduct, the Company’s policies, or the law. Managers are accountable for maintaining a working atmosphere where employees are comfortable about speaking up and expressing their concerns freely.

Our misconduct reporting process is communicated to all employees through, inter alia, our Code of Conduct, dedicated intranet web page and our ST Integrity App. In addition to Company reporting channels, we have an independent multilingual misconduct reporting hotline.

The Company applies a high standard of confidentiality when handling reports of misconduct (received either through management or through the hotline) to ensure that no employee who reports a concern in good faith suffers retaliation in the form of harassment, adverse employment or career consequences.

Protection against cyber threats

Information security risk management is aligned to the overarching ERM process, ensuring Executive Committee governance and Audit Committee oversight.

We have an information security organization (“InfoSec”) which has defined a dedicated comprehensive framework and covers the following:

•	Program definition and steering;
•	Awareness and training campaigns;
•	Architecture and engineering;
•	Business applications;
•	R&D solutions;
•	Manufacturing and industrial solutions;

•	IT infrastructures;
•	InfoSec operations (risk-based vulnerability management, privileged access management);
•	Detection and reactions to InfoSec incidents, as part of the wider crisis management process.

3.3.1.5.        Risks having had a significant financial impact during 2021

In 2021, our activities were impacted by some risks. These included in particular the global COVID-19 pandemic generating incremental expenses and reduced manufacturing operations.  Overall, those risks were offset and did not have a material impact on the Company’s financial results.

3.3.2. Internal Control

Our Managing Board is responsible for ensuring that we comply with all applicable legislation and regulations. As such, under the guidance of our CFO, we have established and implemented internal financial risk management and control systems. These controls and procedures are based on identified risk factors that could potentially influence our operations and financial objectives and contain a system of monitoring, reporting and operational reviews.

We regularly evaluate the effectiveness of our internal controls and procedures and correspondingly advise our Audit Committee on the results of such evaluations, any changes to such internal controls and procedures, as well as any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to affect our ability to record, process or summarize and report financial information to our auditors and to our Audit Committee. Likewise, any fraud, whether or not material, that involves management, or other employees who have a significant role in our internal control over financial reporting, are disclosed to our external auditors and to our Audit Committee and approved by our Supervisory Board.

We have established policies and procedures which set forth principles, business rules of behavior and conduct which are considered to be consistent with proper business management, in line with our mission and strategic objectives.

We have adopted policies and procedures to describe the operational flow of actions to perform a task or activity, or to implement a policy within a given functional field. We have over two hundred standard operating procedures which cover a wide range of activities such as approvals, authorizations, verifications, reconciliations, review of operating performance, security of assets and segregation of duties, which are deployed throughout the Company.

Our Corporate Audit organization is strictly independent of corporate and local management. Its primary objective is to enhance and protect organizational value by providing risk-based and objective assurance, advice, and insights.

The internal audit plan is developed by our Corporate Audit organization and applies a risk-based approach. It is reviewed annually by our Audit Committee and approved by our Supervisory Board. Each year, the internal audit plan includes audit assignments covering a variety of organizational units, processes and risks.

Our Corporate Audit organization performs its activities in accordance with the International Standards for the Professional Practice of Internal Auditing, published by the Institute of Internal Auditors.

Based on the outcome of the aforementioned measures, the Managing Board states that to the best of its knowledge: (i) the internal risk management and control systems in place provide a reasonable assurance that STMicroelectronics’ financial reporting does not include any errors of material importance as of and for the 2021 financial year; (ii) in relation to STMicroelectronics’ financial reporting these systems operated effectively during 2021; (iii) it is justified that the financial reporting is prepared on a going concern basis; and (iv) the report states those material risks and uncertainties that are relevant to the expectation of the Company’s continuity for the period of twelve months after the preparation of the report.

Our internal risk management and control systems, including the structure and operation thereof, were discussed and evaluated on several occasions with our Audit Committee, and also discussed by our Supervisory Board, during 2021 (in accordance with best practice provision 1.4.1 of the 2016 Dutch Corporate Governance Code (“DCGC”)).

3.4. Sustainability

Sustainability has been a guiding principle for ST for more than 25 years. In line with our vision to be everywhere microelectronics make a positive contribution to people’s lives, sustainability is deeply embedded in all of our activities. We believe that sustainability is fundamental to our business, brings new opportunities, improves efficiency, reduces risks and secures long-term profitability. It also brings benefits to our employees and our external stakeholders.

Our approach to sustainability is to create technology for a sustainable world, prioritizing people and the planet and generating long-term value for all stakeholders. This approach is detailed in our Code of Conduct (available on  www.st.com/code of conduct), our policies and supported by our sustainability strategy and our sustainability charter (available on www.st.com/sustainabilitycharter).

As is apparent from our sustainability charter, at the heart of our sustainability strategy is an unceasing focus on what really matters for us and our stakeholders. We identify the most material topics for our stakeholders and their impacts on our business by carrying out an extensive materiality exercise every three years, followed by yearly review through various stakeholder’s engagement channels. In 2021, the most material topics identified were health and safety, greenhouse gas (“GHG”) emissions, ethics, and human rights. In addition, we continued to focus on important topics including energy efficiency, water recycling, waste recycling, talent attraction and engagement, as well as diversity, equity and inclusion.

We are included in many of the main sustainability indices, such as Dow Jones Sustainability Index World and Europe, FTSE4Good, Ethibel, Euronext Vigeo, ISS ESG Prime and Bloomberg Gender Equality index. We received A- score for CDP Climate Change. In addition, as a member of the Responsible Business Alliance (“RBA”), we participate in the collective efforts of the industry to find solutions to our global sustainability challenges. We have been a signatory of the UN Global Compact since 2000. Our sustainability programs are aligned with its ten principles and contribute to 11 of the 17 UN Sustainable Development Goals:

•	SDG 3 - Good health and well-being
•	SDG 4 - Ensure inclusive and quality education for all and promote lifelong learning
•	SDG 5 - Achieve gender equality and empower all women and girls
•	SDG 6 - Clean water and sanitation
•	SDG 7 - Ensure access to affordable, reliable, sustainable and modern energy for all
•	SDG 8 - Promote inclusive and sustainable economic growth, employment and decent work for all
•	SDG 9 - Build resilient infrastructure, promote sustainable industrialization and foster innovation
•	SDG 10 - Reduce inequality within and among countries
•	SDG 12 - Ensure sustainable consumption and production patterns
•	SDG 13 - Take urgent action to combat climate change and its impacts
•	SDG 17 - Revitalize the global partnership for sustainable development – multi-stakeholder partnerships

3.4.1.       Environmental Matters

We adopt a rigorous approach to managing our business operations in an environmentally responsible way. Consistent with our sustainability approach, we have established proactive environmental policies with respect to the handling of chemicals, emissions, waste disposals and other substances of concern from our manufacturing operations.

Our environmental policy

Our environmental policy (available on www.st.com) and procedures describe how we prevent pollution, reduce consumption of natural resources, reduce waste, and minimize the impacts of our manufacturing operations. Our environmental policy is in line with international and local regulations and is supported by our sustainability charter.

Under the leadership of our management, the corporate environmental team is responsible for developing environmental programs and procedures. These are then implemented and executed at an operational level by dedicated environmental teams at each site.

Management system

Our environmental management is aligned with international standards. We are certified to be in compliance with quality standard ISO 9001 on a company-wide basis. Almost all our sites are ISO 14001, ISO 50001, ISO 14064 certified and EMAS validated. Our performance and management systems are evaluated yearly through third-party surveillance audits, and our certifications are renewed every three years. In 2021, we performed a number of audits and all our sites maintained their certifications. Furthermore, to support our culture of continuous improvement, we also conduct internal audits on a three-year basis.

Environment, health and safety legal compliance

To assess the compliance status of the sites and to limit any risks related to our license to operate, we have a three-year program to conduct third-party environment, health and safety (“EHS”) legal compliance audits. This program covers 38 sites, including all our manufacturing sites, all our sites with more than 150 employees and some smaller sites and warehouses. We believe that in 2021 our activities complied with then-applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and have created environmental management teams, information systems and trainings. We have also instituted environmental control procedures for processes used by us as well as our suppliers. In 2021, there were no material environmental claims made against us.

Monitoring performance

We evaluate our overall environmental performance by monitoring multiple indicators, such as resource consumption, waste, and air emissions.

All environmental data within ST is regularly (monthly, quarterly, and yearly) collected in our internal central environmental database and reported to all management levels. Tracking the progress of each indicator allows us, our various sites and organizations to constantly adjust and improve their performance.

Energy and Climate Change

At the end of 2020, we announced our commitment to becoming carbon neutral by 2027. This commitment is part of our response to the global climate challenge and reflects our ambition to reduce the impact of our activities on the environment. Our carbon neutrality targets include:

•	compliance with the Paris Agreement’s 1.5°C scenario by 2025, implying a 50% reduction in direct and indirect GHG emissions vs 2018 (GHG protocol scopes 1 and 2)
•	sourcing 100% renewable electricity by 2027

In 2021, although we recorded a significant increase of production, we managed to continue our progress towards carbon neutrality. We decreased our scopes 1 and 2 related GHG emissions by 34% vs 2018.

The table below sets for our GHG emissions over the past 5 years:

Summary of net CO2 emissions (KTons)	2021	2020	2019	2018	2017
Direct emissions Scope 1	481	486	557	644	605
Indirect emissions (purchased electricity) Scope 2(1)	473	564	702	791	756
Other indirect emissions (transportation(2)) Scope 3	90	86	143	137	132
Total emissions	1,044	1,137	1,402	1,573	1,493

(1) Market-based method calculation according to GHG Protocol standard.

(2) The transportation emissions value is an estimate of employee commuting, business travels and goods transportation.

Covers our 11 main manufacturing sites.

Our comprehensive program

(i)	Reducing our direct emissions

The use of perfluorinated compounds (“PFC”) in the manufacture of semiconductors accounts for a significant share of our direct air emissions, as defined by scope 1 of the GHG protocol. It is therefore a central part of our environmental strategy to reduce their use and ensure they are treated appropriately before being released into the atmosphere.

In 2021, we installed new PFC abatements systems and conducted assessments at all our manufacturing sites to explore the feasibility of introducing additional ones.

	2021	2020	2019	2018	2017
PFC emissions Per unit of production - normalized values	56	74	80	90	94
Baseline 100 in 2016. Covers our 11 main manufacturing sites.
(ii)	Saving energy

In 2021, we decreased our energy consumption by 18% vs 2020 (per unit of production), although we slightly increased our absolute energy consumption by 3%, due to a significant increase in production. This demonstrates that the actions we have implemented have improved our energy efficiency.

	2021	2020	2019	2018	2017
Consumption of energy Per unit of production - normalized values	81	99	86	81	88
Baseline 100 in 2016. Covers our 11 main manufacturing sites.
(iii)	Increasing our use of renewable electricity

51% of the total electricity we purchased in 2021 came from renewable sources, compared to 43% in 2020.

Examples of renewable electricity sourcing in our sites are wind electricity, photovoltaic carport, solar power installations.

The below table shows our green electricity purchased over the past 5 years:

	2021	2020	2019	2018	2017
Renewable electricity (%) / total electricity purchased	51%	43%	30%	23%	28%

Covers our 11 main manufacturing sites.

(iv)	Indirect emissions from transportation

Reducing CO2 emissions from the transportation of our people and products has been part of our sustainability strategy for 25 years. We report on employee commuting, business travel and transportation of our goods (the three categories we can act on out of the categories defined in scope 3 of the GHG protocol).

Indirect emissions from transportation net CO2 emissions (KTons)	2021	2020	2019	2018	2017
Indirect emissions (transportation(1)) Scope 3	90	86	143	137	132
(1) The transportation emissions value is an estimate of employee commuting, business travels and goods transportation. Covers our 11 main manufacturing sites.

Addressing climate-related risks

Since 2020, when we declared our support for the Taskforce on Climate-related Financial Disclosure (“TCFD”), we have been working towards implementing TCFD recommendations.

We adopt a double perspective when considering climate-related risks:

•	impact of our activities on the environment and people, and
•	impact of climate change on our activities.

In 2021, our environmental and resilience teams worked closely together to address physical risks resulting from climate change that are either chronic (induced by longer-term shifts in climate patterns) or acute (event-driven) in a way that is consistent with the TCFD and the EU Green Deal classification, as illustrated in the following chart

ST commissioned a specific science-based study from an expert third party to assess the current climate risks and associated natural hazards on the 140 most-critical locations (including all the main ST sites & those of our key manufacturing and logistics partners in the supply chain, located in 23 countries in Europe, Asia, the Americas and Africa) as well as their potential future evolution. The analysis was based on two climate change scenarios defined by the United Nations Intergovernmental Panel on Climate Change (“IPCC”):

- RCP4.5 (+2.4°C by 2100 vs pre-industrial levels)

- RCP8.5 (+4.3°C by 2100 vs pre-industrial levels)

For each scenario and for each of the 140 locations, climate projections on 2030 and 2050 time horizons show likely evolutions across a range of indicators, including:

•	cyclonic and non cyclonic wind gusts
•	coastal and riverine floods
•	number of very heavy precipitation days
•	freezing conditions such as cold wave duration, number of frost days, or percentage of very cold days
•	Extreme heat conditions, including heatwave duration and percentage of very warm days
•	Drought including dry wave duration and water stress
•	Landslides, mud flows, rock falls.

This science-based study has enhanced our understanding of the most relevant inherent climate-change related natural hazards for each site. This also allows the computation of a combined climate-related ‘inherent peril score’ for each location. ST further commissioned a second external study from a specialist firm, specifically focusing on the characteristics and impact of water scarcity (referenced below).

In addition to these global analyses, site-specific studies on particular natural hazards are also conducted where necessary due to local conditions.

Overall, the purpose of these different climate-related analyses is to feed our site-level business interruption risk assessments and business impact analyses, as well as our Site Resilience Index.  Ultimately, they feed regularly updated improvement/adaptation/mitigation plans addressing both environmental and resilience dimensions.

We are proactively addressing the transition to a lower-carbon economy. In this context, we are in the process of further identifying and assessing policy, legal, technology, and market transition risks. Simultaneously, we are actively investing in researching new products to help our customers develop new energy saving applications, transforming risk into opportunity.

Water

Dealing with the challenges of water scarcity and wastewater treatment has been part of our strategy since 1993. Water plays a key role in the manufacturing of semiconductors. Our processes require ultrapure water and generate wastewater that can be harmful for the environment and local communities.

Assessing and monitoring our impact

Water is a limited and shared resource and we feel responsible for all water-related challenges wherever we operate. The reliability of the water supply for the semiconductor manufacturing process is essential. All ST sites manage their water-related risks, according to their needs and water availability. Each site monitors the volume of water it uses and complies with local permits. In 2021, 14% of the water used throughout our operations came from groundwater and 86% from municipal water supplies. It is fundamental to ensure the continuity of water supplies in the areas where we operate. We therefore engage in regular discussions with local stakeholders and implement solutions to reduce water extraction and consumption.

Reducing our water use

(i)	Water efficiency

We aim to reduce our water use by continuously improving water efficiency across our operations. In 2021, we reduced our water consumption by 16% per unit of production compared to 2020. Although new advanced technology mix requires more water, our efforts put us back on track to achieve our 2025 target of reducing our water consumption by 20% vs 2016.

	2021	2020	2019	2018	2017
Consumption of water Per unit of production - normalized values	89	106	91	84	89
Baseline 100 in 2016. Covers our 11 main manufacturing sites.
(ii)	Water recycling

In 2021, our water recycling rate reached 40%, compared to 41% in 2020. This is mainly due to our requirements for ultrapure water, which significantly increased at our front-end manufacturing sites due to higher production volumes.

Water recycling rate	2021	2020	2019	2018	2017
Water reused, sent for recycling, or recovered	40%	41%	41%	41%	43%

One of our main approaches to overall water conservation is to reuse and recycle. However, as we use ultrapure water in our processes, it is not always possible to reuse processed water. Although water can be treated and recycled into ultrapure water, it is more often reused to cover facility needs, such as cooling towers and scrubbers. Our two sites located in water scarcity regions initiate various actions to reach at least a water recycling rate of 50%.

Assessing water-related risks

In 2021, we conducted a water risk assessment at corporate level for all our manufacturing sites. The aim was to identify our overall water footprint and assess operational and external water-related risks. We took the lifecycle assessment approach to evaluate our indirect impacts linked to upstream and downstream activities, and our direct impacts linked to our manufacturing operations. We analyzed the external factors for each site, depending on its location, applying the WWF Water Risk Filter 5.0 methodology. As a result, we identified that most of our manufacturing sites are at medium risk for both operational and external risks. This study confirmed that water scarcity and water quality are external physical risks, while the importance of water in our operations and the production of ultrapure water are drivers of our operational risks.

Our comprehensive management approach includes water stress assessment, conservation programs, water efficiency and wastewater treatment.

We are committed to reducing water usage and addressing local scarcity risks:

•	By assessing and evaluating the water stress level of all our manufacturing sites considering local constraints.
•	By ensuring all used water is appropriately treated before discharging it back into the natural environment.
•	By continuously improving water efficiency across our operations.

Waste

Our waste management strategy is based on the proper classification, separation and safe disposal of waste. It is driven by both local regulations and Company policy, with our sites being expected to respect the most stringent of these requirements. Wherever possible, we give priority to reduction, reuse, recycling and recovery over incineration and landfill. We strive for zero waste and promote a circular economy.

In 2021, we reused, recovered or sent for recycling 90% of the waste generated by our operations. This was two points better than 2020 but still five points under our 2025 goal of 95% reduction, due to challenging conditions in the COVID-19 pandemic resulting in activity stops of some of our waste disposal suppliers.

Waste recycling rate	2021	2020	2019	2018	2017
Waste reused, sent for recycling, or recovered	90%	88%	94%	93%	91%
Covers our 11 main manufacturing sites.

3.4.2.       Labor and Human rights

Human rights are deeply rooted in our history and culture. Our programs are established to ensure that all of our employees are treated with respect and dignity. We follow the most advanced standards and apply a comprehensive due diligence process covering nine core principles: freely-chosen employment, prevention of underage labor and protection of young workers, fair organization of working time, fair wages and benefits, fair treatment and anti-harassment, non-discrimination, freedom of association, fair working conditions and employee well-being, and privacy of personal information.

The main management systems and program we use to monitor, control and improve labor conditions in our operations are:

-	A corporate Labor and Human Rights policy deployed throughout our operations (available on www.st.com) aligned with the nine core principles described above
-	An internal audit program on labor and human rights, targeting our main manufacturing sites
-	Responsible Business Alliance (“RBA”) human rights self-assessments and third-party RBA audits

All major production and design sites are required to answer the RBA self-assessment on a yearly basis, covering 90% of our employees. In 2021, the sites scored from 90 to 95/100, which is better than the industry average of 89/100. Our main manufacturing sites have a rolling third-party RBA audit program in place, covering 89% of our employees. This includes initial audit, corrective action plan and closure audit on a two-year basis. The sites had an average RBA audit score above the industry average: +10 points in initial audits and +20 points in closure audits (score out of 200). In addition, our main manufacturing sites are subject to internal audits allocating priorities with timely and adequate corrective follow-up actions.

RBA VAP(1) audit score (score out of 200)	2021	2020	2019	2018	2017
Number of initial audits	6	5	3	6	2
ST average score (initial audit)	155	186	176	164	169
Comparison ST vs electronic industry average	+10	+45	+47	+35	+39
Number of closure audits	6	4	5	1	2
ST average score (closure audit)	198	198	183	200	194
Comparison ST vs electronic industry average	+20	+22	+13	+23	+24
Covers our 11 main manufacturing sites. (1) VAP: Validated Assessment Program.

In 2021, the main risks identified, and preventive and corrective actions implemented in our operations are described in the table below.

Description	Actions implemented
Control and monitoring of working hours (including rest days)	•Reinforced monitoring of working hours and rest days. •Raised awareness on anomalies prevention and detection.
Prevention of forced labor and bonded labor	•Revision of corporate guidelines for personal and educational loans to be deployed in 2022.
Supplier responsibility

•Ensure labor agency workers are paid in accordance with local legal requirements.

•Inform suppliers of documents to be made available for review during audits.

•Training suppliers on the RBA code of conduct

Student protection and management	•Validation of detailed corporate guidelines for student employment, including allowances, to be deployed in 2022.

To improve our overall performance, we regularly train our community and we encourage best practice sharing between the sites.

We aim to improve workers’ awareness of their labor rights and to amplify workers’ voices to improve working conditions and mitigate issues that contribute to forced labor. Our Code of Conduct and related ‘speak up’ culture ensures employees are aware of how to raise grievances.

Since 2005, we are leveraging on the RBA code of conduct to develop the whole supply chain on Labor and Human rights effective risk management. We identify our risks based on category of supplier, business volume and in-region risks and adapt our level of monitoring to those risks. These criteria determine the level of due diligence we conduct from simple evaluation to independent third-party audits. We require our suppliers to commit to RBA code of conduct and our sustainability standards.

3.4.3.        Anti-bribery and corruption matters

We conduct our business with the highest standards of integrity and believe this is essential for our long-term success. At ST, compliance and ethics are everyone’s job and everyone’s responsibility. We have a zero-tolerance approach to bribery and corruption, regardless of the identity or position of the originator or recipient of any bribe. It is also strictly forbidden for anybody to use Company funds or assets to make a political contribution. Our Code of Conduct and Anti-Bribery and Corruption policy, which are available in the corporate governance section of our website at www.st.com/code of conduct and investors.st.com/highlights, respectively, provide clear definitions regarding instances of bribery and corruption, and include detailed descriptions of the Company’s rules for engaging with third-parties. They also explain how to report actual or suspected violations and outline the potential disciplinary actions and legal consequences of non-compliance. Risks of non-compliance with our Code of Conduct and Anti-bribery and Corruption policy and relevant mitigation actions are further described above in paragraphs 3.3.1.2 and 3.3.1.3.

Any actual, potential or suspected violations of our Anti-Bribery and Corruption policy and all requests for bribes must be reported without delay. Such reports must be made in accordance with our misconduct reporting procedure, as further described in paragraph 3.3.1.4. ‘Adherence to our Code of Conduct and complying with applicable laws and regulations’ above. Records of all reports that have been made within ST, shall be kept by either the Chief Audit and Risk Executive or the Chief Compliance Officer. If any situation of bribery or corruption is identified, an investigation will take place and a report will be drawn up, which will be shared with our Audit Committee. Any violation of our Anti-Bribery and Corruption policy will be deemed a serious violation of our principles and will lead to disciplinary actions including and up to termination of the relationship with ST.

The below table sets forth an overview of incidents reported through our misconduct hotline in 2021:

Misconduct reporting	2021(1)
Number of incidents under review as of January 1st	7
Number of incidents reported or identified during the year	73
Asset misappropriation	9
Bribery & corruption (including conflict of interest)	12
Harassment & discrimination	42
Other	17
Incidents closed after a preliminary assessment or formal investigation	73
Number of confirmed external misconduct cases	1
which led to terminating or not renewing contracts with business partners	0
Number of confirmed internal misconduct cases	23
which led to employees being dismissed or disciplined	22
Incidents still open at year end	7
Number of public legal cases regarding corruption brought against ST or its employees	0
(1) In 2021, we included locally reported cases, in addition to cases reported at corporate level.

3.4.4.        Social and employee matters

Health and safety

Protecting people from harm and safeguarding their health is key for our success.

We are committed to protecting the health and safety of employees and subcontractors by providing a safe working environment, preventing work injuries and illnesses, and providing access to healthcare. Since the beginning of the COVID-19 pandemic, ST has had two priorities: (i) the protection and the safety of our employees and our subcontractors by maximizing all prevention measures that can be put in place and (ii) the continuity of our activities to fulfil our commitments.

We believe in helping our employees to adopt healthy lifestyles because we know good health is the foundation of a fulfilling and productive life. Our health plan provides our employees with a very high level of medical care, including regular medical check-ups, vaccinations and prevention screening.

Employee well-being is a key focus at ST and promoting high-quality working conditions is even more important in since the beginning of the COVID-19 pandemic. At the onset of the global health crisis, we partnered with an external leading partner to provide all employees and their families around the world with 24/7 access to a dedicated support platform in more than 60 languages, including an online network of over 100 clinical psychologists, to provide psychological support and advice in coping with the pandemic. In 2021, we recorded more than 3,400 connections.

We constantly strive to strengthen our safety culture by re-enforcing safe behaviors and working conditions through visits, training, audits, best practice sharing and communication.

We align our safety programs with industry risks, with a priority on preventing employees’ potential exposure to hazards such as chemicals fire, radiation and nanomaterials; and mechanical, handling and ergonomic risks.

In 2021, our recordable case rate for employees (work-related injuries per 100 employees per year) was 0.12.

	2021	2020	2019	2018	2017
Employee recordable case rate - injuries	0.12	0.14	0.16	0.17	0.15
Per 100 employees per year as defined by OSHA-US regulation.

In 2021, we began reporting on our total recordable cases (injuries and illnesses) for both employees and contractors, and we reached 0.147, in line with our 2025 goal of < 0.15.

We continue to align our safety programs with industry risks, with a priority on preventing employees’ potential exposure to hazards such as chemicals fire, radiation and nanomaterials; and mechanical, handling and ergonomic risks.

Attraction and engagement

Recruiting and retaining the best talent enables us to address the staffing challenges we face, such as the competitive labor market, size of the labor pool, skill shortages in some key domains, and the need to continually rejuvenate our workforce by recruiting young talent. In 2021, we strengthened our recruitment communication strategy to enhance our differentiation and increase our visibility as an employer of choice.  We also continued to build strategic partnerships with universities and engineering schools throughout the world to ensure a regular flow of candidates, while also establishing education pathways to respond to our specific competence needs.

To support our talent pool, we reshaped our Individual Performance Management process to better support our company’s growth and transformation over the next few years. Our new approach values dialogue, and fosters employee-manager relationships built on open and continuous feedback and employee development

Our 2021 employee survey again focused on individual engagement, goal alignment and organizational agility. It is managed by an external partner and consisted of a set of holistic questions asking employees to assess how well we are doing, with open questions on what is working well and what needs to be improved. Two categories ‘Employee experience’ and ‘Innovation’, were added, reflecting the importance of these topics to our company. The participation rate was 89%, similar to the 2020 survey. The overall engagement index was 83% and 85% of employees said they are willing to go the extra mile to help ST meet its goals.

Employee survey – engagement rate (%)	2021	2020	2019	2018
Overall participation rate	89	89	90	87
Individual engagement index	83	82	79	77

Diversity, Equity and Inclusion

We are present in more than 35 countries and employ 115 different nationalities. We believe that diversity, equity and inclusion bring value to our business through effective innovation, attractiveness, engagement and agility. We have a zero-tolerance for discrimination of any kind and are committed to building a diverse workforce throughout our organization, including but not limited to, nationality, age, gender, disability, ethnic origin, and personal beliefs.

At the end of 2021 34% of our global workforce consisted of women. Strengthening the role of women in building our future is one of our ongoing objectives. Our target for 2025 is to increase the percentage of women at all management levels to 20%.

Women in management	2021	2020	2019	2018	2017
Women in experienced management (%)	20%	19%	18%	16%	16%
Women in senior management (%)	14%	13%	13%	12%	12%
Women in executive management (%)	10%	10%	9%	9%	9%
Total women in management position (%)	18%	17%	17%	17%	16%
Women in the Supervisory Board	44%	44%	44%	33%	33%

Diversity, equity and inclusion, is an important message of our employer value proposition. It is prominent in all our employer branding campaigns and is a tracked indicator in all our recruitment worldwide. To address the shortage of women in technical functions, we continued in 2021 to promote diversity in STEM (Science, Technology, Engineering and Mathematics) functions through local initiatives that encourage girls to choose technical studies at an early stage in their education.

Our aim is to overcome stereotypes by continuously reinforcing an inclusive mindset that recognizes the value and richness of a diverse workforce. To help us achieve this, we provide diversity and inclusion training for ST employees. By the end of 2021 over 7,500 employees had undergone our e-learning program on diversity and inclusion awareness since the start of the program. This included more than 5,000 managers and human resources staff. We also deliver workshops for our employees to experience how their own unconscious bias and micro-behaviors can impact other people and learn how to be more attentive and mindful when interacting with others.

3.4.5.        EU Taxonomy

3.4.5.1.	The EU Taxonomy Regulation

On July 12, 2020, Regulation (EU) 2020/852 of the European Parliament and of the Council of  June 18, 2020 (the “EU Taxonomy Regulation”) entered into force. The EU Taxonomy Regulation provides the basis for the EU Taxonomy, which is a classification system, on the basis of which a list of environmentally sustainable economic activities has been drawn up. As a result of the EU Taxonomy Regulation, we must disclose information on how and to what extent our activities are associated with economic activities that qualify as environmentally sustainable.

Environmental objectives

The EU Taxonomy Regulation defines overarching conditions that an economic activity must meet to be considered environmentally sustainable and focuses on six environmental objectives, being (i) climate change mitigation, (ii) climate change adaptation, (iii) the sustainable use and protection of water and marine resources, (iv) the transition to a circular economy, (v) pollution prevention and control and (vi) the protection and restoration of biodiversity and ecosystems. For each environmental objective, a delegated act will be issued in which technical screening criteria (EU Taxonomy criteria) will been laid down, which specify environmental performance requirements for the economic activities to be classified as environmentally sustainable (“EU Taxonomy Delegated Acts”).

On January 1, 2022, the EU Taxonomy Delegated Acts on climate change mitigation and climate change adaptation, entered into force. No delegated acts have currently entered into force for the other four environmental objectives.

Eligibility - alignment

Disclosure obligations under the EU Taxonomy Regulation will enter into force in multiple phases. For the financial year 2021, non-financial undertakings such as ST will only have to disclose information on the Taxonomy-eligibility of their economic activities. For the financial year 2022, non-financial undertakings such as ST will have to disclose information on the Taxonomy-alignment of their economic activities as well.

An activity can be considered Taxonomy-eligible when the activity is described as such in the relevant EU Taxonomy Delegated Act. To assess whether the activity can also be considered Taxonomy-aligned, an additional evaluation has to be made to identify if the EU Taxonomy criteria are met.

3.4.5.2.	Applicability EU Taxonomy to ST

As we are subject to an obligation to publish non-financial information pursuant to the Directive 2013/34/EU of the European Parliament and of the Council of  June 26, 2013 (the “NFRD”), the EU Taxonomy Regulation is applicable to us, and subsequently, we must disclose information on how and to what extent our activities are associated with economic activities that potentially qualify as environmentally sustainable under the EU Taxonomy Regulation.

For the current financial year 2021, the disclosure for non-financial undertakings such as ST is limited to the disclosure of Taxonomy-eligible and Taxonomy non-eligible economic activities within their turnover, capital expenditure (CapEx) and operating expenditure (OpEx) aiming at substantially contributing to climate change mitigation and climate change adaptation and the qualitative information relevant for this disclosure.

For the financial year 2022, we will perform the additional evaluation in view of Taxonomy-alignment for our reporting in 2023.

The following disclosures are prepared based on our current interpretation of the EU Taxonomy, while acknowledging that the EU Taxonomy Regulation is still under development and its interpretation and application is evolving.

ST and EU Taxonomy: Enabling activities

Whereas some sectors contribute directly to climate change mitigation and adaptation, we, as an intermediate product manufacturer, enable the manufacturing of low-carbon technologies. Our activities which significantly aim at contributing to climate change mitigation and adaptation, as per the definition of the EU Taxonomy Regulation, are the manufacturing of electronic components (NACE code 26.1.1) that enable other sustainable economic activities and applications. We identified all our products, technologies and detailed applications that aim at contributing substantially to climate change mitigation. This encompasses all products that aim at substantial GHG emissions savings across their life cycle in other sectors of the economy (the “GHG Saving Products”).

Our taxonomy-eligible activities are therefore considered to be mainly based on the revenue derived from the sale of GHG Saving Products critical to enabling the activities listed in the EU Taxonomy as 3.6 Manufacturing of other low-carbon technologies.

With regard to climate change adaptation, it follows from our assessment that our activities are not covered by climate change adaptation as per the EU Taxonomy definition. Therefore, the proportion of turnover, CapEx and OpEx that can be considered as Taxonomy-eligible with respect to climate change adaptation is 0%, and therefore is not included in our report on the eligibility assessment and eligible activities described below.

ST EU Taxonomy eligibility assessment

At ST, we believe that the semiconductor industry is a strategic enabler of a low carbon society as well as managing the transition towards carbon neutrality. As part of our value proposition, we aim at designing and manufacturing products that have the greatest positive impact on the planet and society. We therefore develop technologies to enable our customers to create responsible applications for safer, greener, and smarter living.

Our advanced technologies, such as SiC, GaN or FD-SOI, enable low carbon applications and bring competitive advantage in terms of GHG emissions.

Low carbon applications like electric mobility, renewable energies, smart cities, or smart building have been and remain strategic markets for us.

We are a market leader in the design and manufacturing of power solutions or motor control enabling products, in which areas there are ample opportunities for short term impact on GHG emissions.

We also lead the semiconductor market in terms of ultra-low power ICs such as sensors or microcontrollers.

Life-cycle assessment: a key criterion for our EU Taxonomy reporting

For more than 10 years we have deployed a responsible product life cycle assessment, which details the GHG footprint and handprint, our sustainable technology program. We have set a target for 2027 of allocating 33% of our sales to environmental and social issues, mainly for GHG reduction.

As a semiconductor manufacturer, we play a significant role in developing products enabling GHG reduction, so contributing to climate change mitigation. Our approach and methodology are based on climate change mitigation activities.

We use our advanced product lifecycle assessment experience in GHG emissions to report on the EU Taxonomy requirements. Our approach considers the full product lifecycle and its impact on the environment.

3.4.5.3.	EU Taxonomy reporting – Taxonomy eligible activities related to climate change mitigation

Taxonomy eligible Turnover

We have based the proportion of Taxonomy eligible turnover metrics on revenues from GHG Saving Products. The denominator is based on total revenues as reported on the consolidated income statement for the year ended December 31, 2021.

All product families have been reviewed by ST divisions, and their potential GHG reduction assessed. We have selected only product families that aim at substantial GHG reduction across product life cycle, from material sourcing to end of life. We have excluded products aiming at advanced functionalities vs power management, or products dedicated to comfort applications even if they are competitive from a power management perspective.

This results in Taxonomy eligible turnover amounting to 37% of total revenues reported for the full year, whereby the split by activity in our reportable segments is as follows:

ADG	40%
AMS	43%
MDG	26%
Total	37%

Taxonomy eligible CapEx

The Taxonomy eligible CapEx is based on capital expenditures related to our assets or processes associated with economic activities that are described in the relevant EU Taxonomy delegated acts.

The denominator is determined based on the 2021 additions to property, plant and equipment (including rights of use for leased assets), intangible assets (including capitalized development costs), as reported in notes 7.6.11, 7.6.12 and 7.6.13 of our consolidated financial statements for the year ended December 31, 2021.

Our methodology is mainly based on existing or future technologies enabling products that aim at substantial GHG reduction across their life cycle. It also includes investments supporting our carbon neutrality program.

This results in taxonomy eligible activities amounting to 46% of the CapEx.

Taxonomy eligible OpEx

The Taxonomy eligible OpEx is based on operational expenditures related to our assets or processes associated with economic activities that qualify as environmentally sustainable under the relevant EU Taxonomy delegated acts.

The denominator is determined based on Research and development expenses, as reported in the consolidated income statement for the year ended December 31, 2021, after deducting expenses, primarily overheads, which are not directly associated with the development of new products or technologies.

Our methodology is mainly based on systematic review of new product development aiming at substantial GHG reduction across lifecycle.  Standard costs have been reviewed based on related technologies enabling products that aim at substantial GHG reduction across their life cycle.

This results in taxonomy eligible activities amounting to 36% of the OpEx.

In summary, the following table sets forth the proportion of our turnover, CapEx and OpEx which is Taxonomy-eligible and which is Taxonomy non-eligible.

	Turnover	CapEx	OpEx
Taxonomy-eligible economic activities (in %)	37%	46%	36%
Taxonomy non-eligible economic activities (in %)	63%	54%	64%
Total (in millions US Dollar)	12,761	2,726	1,157

3.4.5.4.	Future developments

There is currently limited guidance published by European or Dutch institutes available on the discretionary leeway to assess whether or not certain economic activities are taxonomy-eligible or taxonomy non-eligible. Despite the fact that we have carefully balanced our assessment and disclosures on the EU Taxonomy, taking into account that this first reporting year is considered to be a transitionary year, this reporting may differ from future disclosures as more guidance becomes available over time. Furthermore:

•	Turnover is based on best estimate to our knowledge and available data regarding our eligible products;
•	OpEx is based on best estimate to our knowledge and possible allocation of new eligible products or technologies’ development costs; and
•	CapEx is based on best estimate to our knowledge and possible allocation of eligible products or technologies used in capacity increase or technological Research and Development.

In the coming years, we will continue to report under the EU Taxonomy with regard to our Taxonomy-eligible economic activities as well as our Taxonomy-aligned economic activities (as of financial year 2022). This entails a further and continuous review of our economic activities. Future guidance on the EU Taxonomy could result in updated definitions and other decision-making in meeting reporting obligations that may come into force. We expect that our reporting will evolve over time as more insights will be gained on how best to comply with the EU Taxonomy.

4.    Report of the Supervisory Board

The supervision of the policies and actions of our Managing Board is entrusted to our Supervisory Board, which, in a two-tier corporate structure under Dutch law, is a separate body and fully independent from our Managing Board. In fulfilling their duties under Dutch law, our Supervisory Board members serve the best interests of ST and its business, taking into consideration the interests of all ST shareholders and other stakeholders.

Our Supervisory Board supervises and advises our Managing Board in performing its management tasks and setting the direction of our affairs and business. Among other matters our Supervisory Board supervises the structure and management of systems of internal business controls, risk management, strategy and the financial reporting process. In addition, it determines the remuneration of the sole member of the Managing Board within the remuneration policy adopted by the General Meeting of Shareholders.

The members of our Supervisory Board are carefully selected based on their combined experience, expertise, knowledge, as well as the business in which we operate. Our Supervisory Board is empowered to recommend to the General Meeting of Shareholders people to be appointed as members of our Supervisory Board and our Managing Board.

In performing its duties, our Supervisory Board is advised and assisted by the following committees: the Strategic Committee, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. In the first quarter of 2022 the Sustainability Committee was established. The committees all report to our Supervisory Board. Only members of the Supervisory Board can be committee members.

Our Supervisory Board has determined, based on the evaluation of an ad-hoc committee, the following independence criteria for its members: Supervisory Board members must not have any material relationship with STMicroelectronics N.V., or any of its consolidated subsidiaries, or its management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders. As a result, we have deviated from the independence criteria as included in best practice provision 2.1.8 of the DCGC, specifically item vii. of such best practice provision, which states that a supervisory board member is not independent if he/she (or his/her registered partner or other life companion, foster child or relative by blood or marriage up to the second degree as defined under Dutch law) is a member of the management board — or is a representative in some other way — of a legal entity which holds at least 10% of our shares, unless such entity is a member of our Group. We do however comply with corporate governance listing standards of the NYSE.

Our Supervisory Board also adopted specific bars to independence. On that basis, our Supervisory Board concluded that all members qualify as independent based on the criteria set forth above.

The Supervisory Board is pleased to report on its Committees and its various activities in 2021.

4.1. Composition of the Supervisory Board

Our Supervisory Board advises our Managing Board and is responsible for supervising the policies pursued by our Managing Board, the manner in which the Managing Board implements the long-term value creation strategy and the general course of our affairs and business. Our Supervisory Board consists of such number of members as is resolved by our AGM upon a non-binding proposal of our Supervisory Board, with a minimum of six members. Decisions by our AGM concerning the number and the identity of our Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met.

Our Supervisory Board was composed of the following nine members as of December 31, 2021:

Name	Position	Year First Appointed	Term Expires	Nationality	Gender	Age
Maurizio Tamagnini	Chairman	2014	2023	Italian	Male	56
Nicolas Dufourcq	Vice Chairman	2015	2024	French	Male	58
Janet Davidson	Member	2013	2022	American	Female	65
Ana de Pro Gonzalo	Member	2020	2023	Spanish	Female	54
Yann Delabrière	Member	2020	2023	French	Male	71
Heleen Kersten	Member	2014	2023	Dutch	Female	56
Lucia Morselli	Member	2019	2022	Italian	Female	65
Alessandro Rivera	Member	2011	2023	Italian	Male	51
Frédéric Sanchez	Member	2017	2023	French	Male	61

Resolutions of our Supervisory Board require the approval of at least three-quarters of its members in office, with each member being entitled to one vote. Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board. Our Supervisory Board meets at least five times a year, including once per quarter to approve our quarterly, semi-annual and annual accounts and their release. In 2021, the average attendance rate for the meetings of our Supervisory Board was 87%. Our Supervisory Board has adopted a Supervisory Board Charter, which is available on our website (www.st.com).

Our Supervisory Board may make a proposal to our AGM for the suspension or dismissal of one or more of its members. Each member of our Supervisory Board must resign no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiration of his/her term of office. Pursuant to Dutch law, there is no mandatory retirement age for members of our Supervisory Board. Members of the Supervisory Board may be suspended or dismissed by our AGM. Certain of our Supervisory Board members are proposed by and may retain certain relationships with our direct or indirect shareholders represented through our major shareholder.

Biographies

Maurizio Tamagnini has been a member since June 2014 and has been the Chairman of our Supervisory Board since June 2020. He was the Chairman of the Supervisory Board from June 2014 to June 2017 and Vice Chairman from June 2017 to June 2020. He also serves on our Supervisory Board’s Nominating and Corporate Governance Committee and chairs its Compensation Committee and Strategic Committee. Mr. Tamagnini is currently Chief Executive Officer of FSI SGR S.p.A., an asset management company participated, with a significant stake (39%), among others, by Cassa Depositi e Prestiti S.p.A. (CDP), which is 82.7% controlled by the Italian Government. FSI SGR S.p.A. manages “FSI I”, a private equity closed-end fund with approximately €1.4 billion capital endowment, specialized on growth equity investments in Italian midmarket companies with development potential. He was, until April 2019, non-executive Chairman of FSI Investimenti S.p.A., which is controlled 77% by CDP. Until 31st March

2016, Mr. Tamagnini was Chief Executive Officer and Chairman of the Investment Committee of Fondo Strategico Italiano S.p.A. (now CDP Equity S.p.A.), an investment company controlled by CDP. Until April 2016, he was Chairman of the joint venture between Fondo Strategico Italiano S.p.A. and Qatar Holding (IQ Made in Italy Investment Company S.p.A.) with capital endowment of up to €2 billion in total for investments in the food, brands, furniture & design and tourism sectors. He was previously Southern European Manager of the Corporate & Investments Banking division of Bank of America Merrill Lynch and a member of the Executive Committee of Bank of America Merrill Lynch for the EMEA region. Mr. Tamagnini has gained over 25 years of experience in the financial sector specializing in the areas of Corporate Finance, Private Equity, Debt and Equity. Mr. Tamagnini is also a member of the International Advisory Board of BIDMC Harvard Medical School. He holds a degree in International Monetary Economics from Bocconi University in Milan and has also studied at the Rensselaer Polytechnic Institute — Troy in New York, USA.

Nicolas Dufourcq has been a member of our Supervisory Board since May 2015, its Chairman from June 2017 to June 2020 and its Vice-Chairman since June 2020. He serves on our Supervisory Board's Nominating and Corporate Governance Committee, Compensation Committee and Strategic Committee. Mr. Dufourcq is a graduate of HEC (Hautes Etudes Commerciales) and ENA (Ecole Nationale d'Administration). He began his career at the French Ministry of Finance and Economics before joining the Ministry of Health and Social affairs in 1992. In 1994, he joined France Telecom, where he created the Multimedia division, before going on to chair Wanadoo, the firm's listed Internet and Yellow Pages subsidiary. After joining the Cap Gemini Group in 2003, he was made responsible for the Central and Southern Europe region, successfully leading their financial turnaround. He was appointed Chief Financial Officer of the Group and member of the Executive Committee in September 2004. In 2005, he was named deputy Chief Executive Officer in charge of finance, risk management, IT, delivery, purchases and LEAN program and, in 2007, also in charge of the follow-up of the group's major contracts. On February 7, 2013, Mr. Dufourcq was appointed Chief Executive Officer of Bpifrance (Banque Publique d'Investissement), which is one of the shareholders of ST Holding. Until January 2021, he was the permanent representative of Bpifrance Participations as a member of the board of directors of Orange. Mr. Dufourcq is also a member of the strategic advisory board of Euler Hermes (up to June 2021), a member of the Supervisory Committee of Doctolib and of the Board of Directors of Stellantis (since January 2021).

Janet Davidson has been a member of our Supervisory Board since June 2013. She serves on our Supervisory Board’s Audit Committee and Strategic Committee and chairs our newly established Supervisory Board’s Sustainability Committee. She began her career in 1979 as a member of the Technical Staff of Bell Laboratories, Lucent Technologies (as of 2006 Alcatel Lucent), and served from 1979 through 2011 in several key positions, most recently as Chief Strategy Officer (2005 – 2006), Chief Compliance Officer (2006 – 2008) and EVP Quality & Customer Care (2008 – 2011). From 2005 through 2012, Ms. Davidson was a member of the Lehigh University Board of Trustees. In 2007 she served on the Riverside Symphonia Board of Trustees and in 2005 and 2006, Ms. Davidson was a member of the Liberty Science Center Board of Trustees. Ms. Davidson was a member of the board of the Alcatel Lucent Foundation from 2011 until 2014 and a member of the board of directors of Millicom from April 2016 until June 2020. Ms. Davidson is also a member of the board of the AES Corporation, since February 2019. Ms. Davidson is a graduate of the Georgia Institute of Technology (Georgia Tech), Atlanta, GA, USA, and Lehigh University, Bethlehem, PA, USA and holds a Master’s degree in Electrical Engineering.

Ana de Pro Gonzalo has been a member of our Supervisory Board since June 2020. She chairs our Supervisory Board’s Audit Committee. Since June 2019, Ms. de Pro Gonzalo is an independent member of the Global Steering Group for Impact Assessment (Consejo Asesor Nacional Español); since October 2019, she has been an independent non-executive director for National Express Group PLC and a member of its safety and security committee, audit committee and remuneration committee; and since December 2020, she has also been an independent non-executive director for Indra Sistemas S.A. and member of its sustainability and audit committees. She was until December 2020 chief financial officer of Amadeus IT Holding (a world leading technology provider and transaction processor for the global travel and tourism industry), with global responsibility for financial management and control for the Amadeus group. She was appointed in this role in February 2010 and was also a member of the Amadeus executive management team. From 2002 to 2010, Ms. de Pro Gonzalo was corporate general manager at Sacyr Vallehermoso and was instrumental in leading the international expansion of one of the major construction groups in the world. From 1994 to 2002, Ms. de Pro Gonzalo was deputy general manager and finance director at

Metrovacesa, and from 1990 to 1994 she was a senior auditor at Arthur Andersen. Ms. de Pro Gonzalo holds a BSc in Business Studies, specializing in Auditing, from Universidad Complutense de Madrid, and completed IESE Business School’s general management executive program.

Yann Delabrière has been a member of our Supervisory Board since June 2020. He serves on our Supervisory Board's Audit Committee. Mr. Delabrière began his career with the French Court of Auditors before working in the French Foreign Trade Ministry from 1981 to 1983. He served as chief financial officer for COFACE, from 1983 to 1987, and for Printemps (a retail group, now Kering) as group CFO from 1987 to 1990. In 1990, be joined PSA Peugeot Citroën as chief finance officer and, in 1998, he joined the newly created executive committee of the group and, in parallel of his position as CFO, became chairman and chief executive officer of PSA's consumer finance unit, Banque PSA Finance. From February 2007 until July 2016, Mr. Delabrière was the chief executive officer of Faurecia, and the chairman of its board of directors until May 2017. He was appointed in April 2017 advisor to the board and then in June 2017 chief executive officer of Zodiac Aerospace and oversaw the sale to Safran group in February 2018. Since July 2020, Mr. Delabrière has been the chairman of the board of Idemia, a global leader in augmented reality, where he previously served as president and CEO (between October 2018 and July 2020). He has been appointed as non-executive member of the board of directors of Leddar Tech in February 2021 and has been the lead independent director of Alstom since March 2017. Mr. Delabrière also served as nonexecutive director and chairman of the audit committee of Capgemini from 2004 to May 2018, and as non-executive director of Société Générale from 2012 to 2016. Mr. Delabrière holds a PhD in Mathematics having graduated from the Ecole Normale Supérieure and the Ecole Nationale d' Administration. He is also a Chevalier de la Légion d'Honneur (Knight of the Legion of Honor) and Officier de l'Ordre National du Mérite (Officer of the National Order of Merit).

Heleen Kersten has been a member of our Supervisory Board since June 2014. She serves on our Supervisory Board’s Audit Committee and Compensation Committee and chairs its Nominating and Corporate Governance Committee. Ms. Kersten is a partner at Stibbe in Amsterdam, where she held the position of managing partner from 2008 to 2013. Stibbe is a Benelux law firm with offices in Amsterdam, Brussels, Luxembourg, London, New York, Dubai and Hong Kong. She began her career in 1989 with Stibbe before joining Davis Polk in New York and London (1992-1993). After her return to Stibbe Amsterdam, she rose through the ranks to become a partner in 1997. As a member of the Bar of Amsterdam since 1989, Ms. Kersten specializes in mergers and acquisitions, equity capital markets, corporate law and corporate governance. Ms. Kersten was a supervisory board member of the Dutch listed Bank Van Lanschot N.V. until May 2015 and the chairman of the supervisory board of Egeria Investment B.V. until April 2016. She is currently chairman of the board of the Dutch Red Cross (Vereniging Het Nederlandse Rode Kruis), since January 2020, and a supervisory board member of the Rijksmuseum (Stichting Het Rijksmuseum), since 2015. She is also a board member of the Foundation Concertgebouworkest since 2010. Ms. Kersten holds master’s degrees in Dutch law and tax law, both from Leiden University in the Netherlands.

Lucia Morselli has been a member of our Supervisory Board since May 2019. She serves on our Supervisory Board's Audit Committee and Compensation Committee. Ms. Morselli is a member of the board of directors and President of the Related Party Committee and member of the Audit Committee of Telecom Italia. She is a member of the board of directors of EssilorLuxottica (Paris), of Sisal S.p.A., and member of the advisory board of Veneranda Fabbrica del Duomo di Milano. She is also in charge of the degree course in Economics of the Link Campus University (Rome). Ms. Morselli graduated with the highest grades in Mathematics at the University of Pisa. She completed a PhD in Mathematical Physics at the University of Rome and she holds two master degrees, the first one in Business Administration at the University of Turin and the second one in European Public Administration at the University of Milan. She started her career at Olivetti as an assistant to the CFO; from 1985 to 1990 she was senior manager Strategic and Manufacturing Service with Accenture; from 1990 to 1995 she was CFO of the Aircraft Division at Finmeccanica S.p.A. Subsequently she was CEO of Telepiù Group (1995-1998), of News Corporate Europe and Stream (Sky) S.p.A. (1998-2003), of Tecnosistemi S.p.A. (2004), of Mikado S.p.A. and Compagnia Finanziaria S.p.A. (2009), of Bioera S.p.A. (2010-2011), of Berco Group (2013-2014), of Acciai Speciali Terni (2014-2016) and of Acciaitalia S.p.A. (2016). She also served as chairman of the board and CEO of Magiste International SA (2006), and of Scorpio Shipping Group Ltd (2011-2013). She was a member of the board of directors of NDS (2004-2005) and IPI S.p.A. (2007-2008). In 2003 she funded the consulting firm Franco Tatò & Partner. Since 2009 she has been a member of the advisory board (restructuring fund) of DGPA & TATO' Investment Fund. In October 2019 Ms. Morselli was appointed chairman of the board of directors and CEO of ArcelorMittal Italia.

Alessandro Rivera has been a member of our Supervisory Board since May 2011. Mr. Rivera serves on our Supervisory Board's Strategic Committee and Nominating and Corporate Governance Committee. He was appointed as the Director General of the Treasury in August 2018. He is the representative for Finance Deputies meetings of the G7, G20, and the IMF, and a member of the Economic and Financial Committee (as Vice-President) and the Euro Working Group of the European Union, and of the Board of Directors of the European Stability Mechanism. He chairs the EFC Sub-Committee on IMF related issues. Prior to his appointment as Director General of the Treasury, Mr. Rivera was the Head of Directorate IV "Financial Sector Policy and Regulation Legal Affairs" at the Department of the Treasury, Ministry of Economy and Finance from 2008 to 2018. He served as Head of Unit in the Department of the Treasury from 2000 to 2008 and was responsible for a variety of policy matters: financial services and markets, banking foundations, accounting, finance, corporate governance, and auditing. Since 2013, he has been a member of the Board of Directors of Cassa Depositi e Prestiti. He was the Chairman of the Board of Directors of AMCO S.p.A. (formerly SGA S.p.A.) (2017-2020). He was a member of the Boards of Directors and Compensation Committees of: Poste Italiane S.p.A. (2011-2014); Italia Lavoro S.p.A. (2005- 2008); Mediocredito del Friuli-Venezia Giulia S.p.A (2001-2003).

Frédéric Sanchez has been a member of our Supervisory Board since June 2017. He serves on our Supervisory Board's Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. Mr. Sanchez is the chairman of the executive board of Fives, an industrial engineering group with heritage of over 200 years of engineering excellence and expertise. Fives designs and supplies machines, process equipment and production lines for the world's largest industrial groups in various sectors such as aluminum, steel, glass, automotive, logistics, aerospace, cement and energy, in both developing and developed countries. Mr. Sanchez started his career in 1985 with Renault in Mexico, then in the USA. In 1987 he became a mission manager at Ernst & Young. In 1990 he joined FivesLille group, in which he held various positions before being appointed chief financial officer in 1994 and becoming chief operating officer in 1997. In 2002, the "Compagnie de FivesLille" (renamed Fives in 2007) became a company with a management board and supervisory board chaired by Mr. Sanchez. In 2018, Fives became a French simplified joint stock company (société par actions simplifiée) and Mr. Sanchez its chairman and CEO. Within MEDEF (French Business Confederation), Mr. Sanchez is President of MEDEF International, President of the Council of Entrepreneurs France-Japan, France-United Arab Emirates and France-Barhain. Mr. Sanchez is an administrator of Primagaz, Orange, Thea and Bureau Veritas and he is honorary co-president of the Alliance Industrie du Futur. Mr. Sanchez graduated from HEC Business School (1983) and Sciences-Po Paris (1985) and he also holds a Master Degree in Economics from Université Paris-Dauphine (1984).

4.2. Meetings and activities of the Supervisory Board

Activities of the Supervisory Board

Our Supervisory Board held eleven meetings in 2021, of which all were held in the presence of the sole member of the Managing Board and other select members of our Senior Management, with the exception of the evaluation of the functioning of our Managing Board, Supervisory Board, its Committees and its individual members as described below.

The items discussed in those meetings included recurring subjects such as our annual budget, financial performance, Annual Report on Form 20-F as well as its statutory annual accounts, objectives and results, strategy and long term value creation, operations review, reports of the various Committees of our Supervisory Board, the convocation of our AGM, the risks of our business and the assessment by our Managing Board of the structure of our internal risk management and control systems, as well as any significant changes thereto, corporate governance requirements and developments and the compensation of the sole member of our Managing Board. Certain Supervisory Board meetings also included presentations by senior executive management.

Outside the Supervisory Board meetings, the Chairman and other members of our Supervisory Board had regular contact with the sole member of the Managing Board, and other members of our Senior Management.

In accordance with the best practice provisions 2.2.6 and 2.2.7 of the DCGC, on an annual basis our Supervisory Board undertakes to perform an evaluation of the functioning of the Managing Board and the Supervisory Board (which also includes an evaluation of the functioning of the Supervisory Board’s committees and its members).  Once every three years, this evaluation is conducted by an independent external expert, whose mission is to assist the Supervisory Board in this evaluation through, inter alia, conducting interviews with individual members of the

Supervisory Board and Managing Board and facilitating discussions within the Supervisory Board on the functioning of the board, its committees and its members, including an evaluation of the involvement of each member, the culture within the Supervisory Board and the relationship between the Supervisory Board and the Managing Board.  The evaluation for the year ended December 31, 2021, was completed on January 26, 2022, and concluded that both the Supervisory Board and the Managing Board of the Company are functioning well. The evaluation also noted opportunities for further improvements including but not limited to the establishment of a new Sustainability Committee, additional training sessions for members of the Supervisory Board, and succession planning. The Sustainability Committee was established in the first quarter of 2022.

Membership and Attendance

As at December 31, 2021, the composition of the four standing committees of our Supervisory Board was as follows: (i) Ms. Ana de Pro Gonzalo is the Chair of the Audit Committee, and Ms. Janet Davidson, Mr. Yann Delabrière, Ms. Heleen Kersten and Ms. Lucia Morselli are members of the Audit Committee; (ii) Mr. Maurizio Tamagnini is the Chair of the Compensation Committee, and Mr. Nicolas Dufourcq, Ms. Heleen Kersten, Ms. Lucia Morselli and Mr. Frédéric Sanchez are members of the Compensation Committee; (iii) Ms. Heleen Kersten is the Chair of the Nominating and Corporate Governance Committee, and Messrs. Nicolas Dufourcq, Alessandro Rivera, Frédéric Sanchez and Maurizio Tamagnini are members of the Nominating and Corporate Governance Committee; and (iv) Mr. Maurizio Tamagnini is the Chair of the Strategic Committee, and Ms. Janet Davidson, and Messrs. Nicolas Dufourcq, Alessandro Rivera and Frédéric Sanchez are members of the Strategic Committee.

Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2021 is as follows:

Number of Meetings Attended in 2021	Super visory Board	% Attendance	Audit Committee	% Attendance	Compensation Committee	% Attendance	Strategic Committee	% Attendance	Nominating & Corporate Governance Committee	% Attendance
Maurizio Tamagnini	11	100	__	__	4	100	2	100	1	100
Nicolas Dufourcq	9	82	__	__	4	100	2	100	1	100
Janet Davidson	10	91	10	100	__	__	2	100	__	__
Heleen Kersten	9	82	8	80	4	100	__	__	1	100
Yann Delabrière	10	91	10	100	__	__	__	__	__	__
Lucia Morselli	9	82	9	90	4	100	__	__	__	__
Alessandro Rivera	7	64	__	__	__	__	2	100	1	100
Frédéric Sanchez	11	100	__	__	4	100	2	100	1	100
Ana de Pro Gonzalo	10	91	10	100	__	__	__	__	__	__

4.3. Audit Committee

Our Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities relating to corporate accounting, reporting practices, and the quality and integrity of our financial reports as well as our auditing practices, legal and regulatory related risks, execution of our auditors’ recommendations regarding corporate auditing rules and the independence of our external auditors.

Our Audit Committee met ten times during 2021. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to discuss with our Chief Executive Officer, Chief Financial Officer, Chief Accountant, Chief Audit and Risk Executive, Legal Counsel, Chief Compliance Officer and external auditors. Our Audit Committee also proceeded with its annual review of our internal audit function. Our Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2021, and the results press release was published on January 27, 2022. Furthermore, our Audit Committee also reviewed our annual Consolidated Financial Statements under IFRS, as adopted by the European Union, for the year ended December 31, 2021.

Our Audit Committee approved the compensation of our external auditors for 2021 and discussed the scope of their audit, audit related and non-audit related services for 2021.

Our Audit Committee regularly reviewed management’s conclusions as to the effectiveness of internal control over financial reporting and supervised the implementation of our corporate ERM process.

As part of each of its quarterly meetings, our Audit Committee also reviewed our financial results as presented by Management- and whistleblowing reports, including independent investigative reports provided in relation thereto.

4.4. Compensation Committee

Our Compensation Committee advises our Supervisory Board in relation to the compensation of our President and Chief Executive Officer and sole member of our Managing Board, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. Our Compensation Committee also reviews the stock-based compensation plans for our senior managers and key employees. Our Compensation Committee met four times in 2021.

Among its main activities, in 2021 our Compensation Committee: (i) reviewed and amended the remuneration policy for the sole member of the Managing Board, President and CEO, Mr. Jean-Marc Chery, in line with recent changes in Dutch corporate law and the EU's Shareholder Rights Directive II (SRDII); (ii) reviewed the objectives met as compared to the performance criteria relating to the bonus of our President and CEO for the fiscal year ended on December 31, 2020; (iii) discussed the performance targets relating to the bonus of our President and CEO for the fiscal year ending on December 31, 2021 (which short-term targets are based on, inter alia, four to seven performance conditions with a mix of financial criteria for approximately 70% and non-financial criteria (including sustainability/corporate social responsibility index performance) for approximately 30%, and long-term targets are based on, inter alia, two financial performance conditions constituting revenue growth versus peer group and average of operating margin ratio before restructuring, and one non-financial performance condition constituting the composite corporate social responsibility index including health and safety, CO2 neutrality, diversity & inclusion and people engagement (as further detailed in “Managing Board remuneration in paragraph 4.8.3.); and (iv) established, on behalf and with the approval of the entire Supervisory Board, the applicable performance criteria, which must be met by senior managers and selected key employees participating in the employee stock award plans to benefit from such awards (for the 2021 unvested stock award plan, these performance criteria are further described below in “4.8.3. Managing Board Remuneration – Managing Board Remuneration Structure”).

4.5. Strategic Committee

Our Strategic Committee advises the Supervisory Board on and monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of corporate strategies and in reviewing long-term planning and budgeting. Our Strategic Committee met two times in 2021. In addition, there were strategic discussions, many of which occurred at extended Supervisory Board meetings and involved all Supervisory Board members.

4.6. Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee advises the Supervisory Board on the selection criteria and procedures relating to the appointment of members to our Supervisory Board and Managing Board, and the review of principles relating to corporate governance.  Our Nominating and Corporate Governance Committee met one time during 2021 to discuss succession planning for our Supervisory Board and Managing Board, best practices regarding corporate governance, and the update of our corporate governance documents.

4.7. Secretariat and Controllers

Our Supervisory Board appoints a Secretary and Vice Secretary. Furthermore, the Managing Board makes an Executive Secretary available to our Supervisory Board, who is also appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Supervisory Board. The mission of the Secretariat is primarily to organize meetings, to ensure the continuing education and training of our Supervisory Board members and to maintain record keeping. Our Chief Compliance Officer, Philippe Dereeper, serves as Executive Secretary for our Supervisory Board, and for each of the four standing committees of our Supervisory Board. Mr. Gabriele Pagnotta serves as Secretary and Ms. Charlotte Fadlallah serves as Vice Secretary. Mr. Pagnotta and Ms. Fadlallah serve as a Managing Director of ST Holding.

Our Supervisory Board also appoints two financial experts (“Controllers”). The mission of the Controllers is primarily to assist our Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to our full Supervisory Board. The current Controllers are Messrs. Samuel Dalens and Marco Zizzo. Mr. Samuel Dalens serves as a member of the supervisory board of ST Holding. The STH Shareholders Agreement between our principal indirect shareholders contains provisions with respect to the appointment of the Secretary, Vice Secretary and Controllers.

4.8. Remuneration report

On December 1, 2019, a Dutch act implementing the revised EU Shareholders’ Rights Directive (2017/828/EU (“SRDII”) took effect in The Netherlands.  As we are incorporated under the laws of The Netherlands and our common shares are admitted to trading on regulated markets in the European Union, we are required, inter alia, to have a remuneration policy in accordance with the SRDII requirements with respect to the compensation of the Supervisory Board members and the sole member of our Managing Board, President and Chief Executive Officer and to comply with the respective disclosure requirements introduced to the Dutch Civil Code.  In connection therewith, we present in this section certain comparative information on our performance relative to the compensation of the Supervisory Board members and the sole member of our Managing Board, President and Chief Executive Officer.  In addition, we provide information on the ratio of fixed to variable compensation of the sole member of our Managing Board, President and Chief Executive Officer.

Following the results of the 2020 AGM, where our proposed new remuneration policy for our Managing Board and remuneration report were rejected by the AGM and after careful review of comments received by proxy advisors and investors following our 2020 AGM, we conducted a thorough review of the compensation structure, with the involvement of members of the Company and members of the Supervisory Board (directly and through an ad-hoc committee and the Compensation Committee), each with the support of their own independent external consulting firm and a comprehensive qualitative and quantitative benchmark against our industry peers and best-in-class market practices. Subsequently, we prepared a revised remuneration policy for the Managing Board, which was submitted to the 2021 AGM, where it was approved with a substantial majority (95.86% in favor).

4.8.1. Supervisory board remuneration

a)	Supervisory Board Remuneration Policy

Our Articles of Association provide that the compensation of our Supervisory Board members is determined by our General Meeting of Shareholders. Our proposal for adoption of a remuneration policy for the Supervisory Board members to ensure compliance with the new requirements under the Dutch Civil Code following the implementation of SRDII, was approved by the AGM on June 17, 2020, with a vote percentage in favor of the policy of 98.43%.

b)	Compensation paid to current and former Supervisory Board Members in FY 2021

The Supervisory Board Members are only awarded a fixed remuneration (including an attendance fee), promoting effective and independent supervision in the interest of the Company and the long-term success of the Company. The aggregate compensation for current and former members of our Supervisory Board with respect to service in 2021 was €912,000 before any applicable withholding taxes, as set forth in the following table:

Supervisory Board Members Fees	Annual Fees	Reimbursement Fees	Attendance Fees	Total
Maurizio Tamagnini	€140,500	—	19,500	160,000
Nicolas Dufourcq (1)	€—	—		—
Janet Davidson	€81,000	—	22,500	103,500
Ana de Pro Gonzalo	€130,000	—	21,000	151,000
Yann Delabrière	€77,500	—	21,000	98,500
Heleen Kersten	€84,500	—	23,000	107,500
Lucia Morselli	€81,000	—	23,000	104,000
Alessandro Rivera	€77,000	—	10,500	87,500
Frédéric Sanchez	€80,500	—	19,500	100,000
Total	€752,000	—	160,000	912,000

(1)	Mr. Dufourcq waived his rights to receive any compensation from the Company in relation to his mandate as a member of the Supervisory Board.

c)	Supervisory Board Remuneration Comparison

Set forth in the following table is the annual change over the last five years of (i) the average remuneration of our Supervisory Board Members, (ii) the performance of the Company and (iii) the average remuneration of our indirect employees (i.e., all indirect employees other than the members of our Senior Management, including the sole member of our Managing Board, President and Chief Executive Officer):

In US dollars	2021	2020	2019	2018	2017
Supervisory Board remuneration
Average remuneration of Supervisory Board Members(1)	$114,775	$99,431	$105,066	$115,618	$123,281
Company's performance
Net revenues (amounts in millions)	$12,761	$10,219	$9,556	$9,664	$8,347
Operating income - US GAAP (amounts in millions)	$2,419	$1,323	$1,203	$1,400	$1,005
Employee remuneration
Average remuneration (2) of all global indirect employees (FTE basis) (3)	$111,200	$98,500	$97,300	$100,600	$93,500

(1)	Using the Euro per U.S. dollar exchange rate on December 31, 2021 of €1 = $1.13265.
(2)

Remuneration is defined as all remuneration paid to employees including base salary, variable compensation in both cash and shares, social premiums, pension, expense allowances and benefits in kind. The average is calculated by taking the sum of remuneration costs and dividing by the average number of full-time equivalent indirect employees over the period.

(3)	Global indirect employees are all employees other than those directly manufacturing our products, excluding Senior Management. “FTE” refers to full time equivalent.

In connection with the above table and to provide insight in the correlation between the remuneration of each Supervisory Board member and the Company performance as well as the average remuneration of all global indirect employees (FTE basis) over the past five years, the table below sets forth the remuneration (including an attendance fee) of each Supervisory Board member for the past five years:

Supervisory Board Members Fees(1)		2021	2020	2019	2018	2017
Maurizio Tamagnini		$181,224	192,002	203,657	203,044	215,312
Nicolas Dufourcq		$0 (2)	0 (2)	0 (2)	0 (2)	0 (2)
Janet Davidson		$117,229	123,912	130,046	123,912	141,088
Ana de Pro Gonzalo(4)		$171,030	172,372	N/A	N/A	N/A
Yann Delabrière(3)		$111,566	107,963	N/A	N/A	N/A
Heleen Kersten		$121,760	128,819	143,541	135,567	144,768
Jean-Georges Malcor(3)	$	N/A	8,588	122,072	120,845	120,845
Lucia Morselli		$117,796	130,660	113,484	N/A	N/A
Alessandro Rivera		$99,107	103,055	112,870	126,979	130,660
Frédéric Sanchez		$113,265	118,391	132,500	129,433	118,391
Martine Verluyten(4)	$	N/A	7,975	185,868	182,801	186,481
1.

These amounts are in US dollars using the Euro per US dollar exchange rate on December 31, 2021 of €1 = $1.13265 and include a fixed annual compensation for the members’ mandate, together with attendance fees from January 1 until December 31 of the relevant year.

2.

Mr. Dufourcq would have been entitled to receive remuneration in the relevant years, but each year he waived his rights to receive any compensation from the Company in relation to his mandate as a member of the Supervisory Board.

3.	The term of Mr. Jean-Georges Malcor ended on June 17, 2020 and Mr. Yann Delabrière was appointed on June 17, 2020.
4.	The term of Ms. Martine Verluyten ended on June 17, 2020 and Ms. Ana de Pro Gonzalo was appointed on June 17, 2020.

We do not have any service agreements with members of our Supervisory Board. We did not extend any loans or overdrafts to any of our Supervisory Board members. Furthermore, we have not guaranteed any debts or concluded any leases with any of our Supervisory Board members or their families. No share awards or stock options were granted to Supervisory Board Members.

For further details on the compensation of the members of our Supervisory Board we refer to Note 7.6.34 to our consolidated financial statements.

4.8.2. Senior Management remuneration

a.	Remuneration structure for Senior Management

Our Senior Management, including the sole member of our Managing Board, our President and Chief Executive Officer, received a combination of fixed, short-term and long-term compensation, based on performance.

Specific details regarding the sole member of our Managing Board, our President and Chief Executive Officer, are provided in the below paragraph 4.8.3. “Managing Board Remuneration”. The below remuneration structure, in particular in regard to the STI and LTI, are not applicable to the sole member of our Managing Board, President and Chief Executive Officer, unless stated otherwise.

Base Salary

The purpose of the base salary is to provide a fixed level of earnings and to attract and retain talent. It is a key component of overall remuneration, particularly as the STI is expressed as a percentage of base salary.

Short Term Incentives (STI)

The STI, which we call Corporate Executive Incentive Program (“EIP”), entitles selected employees including the members of Senior Management detailed in the section “Biographies of our Senior Management” to a yearly STI based upon the assessment of the achievement of individual, organizational and company objectives that are set on an annual basis and focused, inter alia, on return on net assets, customer service, profit, cash flow and market share.  The maximum amount awarded under the STI is based upon a percentage of the executive’s salary and the overall achievement of the above objectives on an annual basis.

The 2021 STI includes a sustainability index for Senior Management, as part of our effort to include corporate social responsibility into the performance framework of our Senior Management. For Executive Committee members and EVPs, the weight for the sustainability index ranges between 5% and 10%. The sustainability index is divided into four criteria related to health and safety, environment, diversity & inclusion, and people engagement.

For the 2021 STI, the Sustainability Index was comprised of the following KPIs:

•	Health & Safety: measured against, amongst others, the employee safety performance
•	Environment/Climate: measured against, amongst others, direct emissions (kCO2 equivalent)
•	Diversity & Inclusion: measured against, amongst others, gender ratio among management levels
•	People Management: measured against, amongst others, the employee survey (engagement index)

The weight of the Sustainability Index is designed to remain stable over time, however the individual sub-components used to form the Sustainability Index may evolve in the future to address sustainability priorities facing the Company and the wider society.

Long Term Incentives (LTI)

The purpose of stock awards is to motivate the Senior Management to deliver sustainable long-term shareholder value through long-term profitability and share price growth.

Stock awards vest over a three year horizon from the date of the grant, with 32% vesting after one year, a further 32% after two years and the remaining 36% after three years, subject to performance criteria and provided that the eligible employee is still an employee at such time.

The Supervisory Board determines whether the performance criteria will be met and concludes whether and to which extent all eligible employees are entitled to any stock awards under the stock award plan.

From 2021, a new corporate social responsibility condition has been introduced among performance conditions for the LTI, which includes the below index.

For the 2021 grant, the Sustainability Index was comprised of the following KPIs which include two external criteria:

•	Environment/Climate: measured against, amongst others, the direct emissions (kCO2 equivalent)
•	Diversity & Inclusion: measured against, amongst others, gender ratio among management levels
•	ESG Investor Index: measured against, amongst others, the Dow Jones Sustainability Indices
•	Carbon Rating Agency: measured against, amongst others, the CDP Carbon Rating

The weight of the Sustainability Index is designed to remain stable (33.33%) for future grants, however the individual sub-components used to form the Sustainability Index may evolve in the future to address sustainability priorities facing the Company and the wider society.

Pension plan, life and medical insurance

Our Supervisory Board has approved the establishment of a complementary pension plan for certain key executives as selected by the sole member of our Managing Board, President and Chief Executive Officer, according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee.  With respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions.  Pursuant to this plan, in 2021, we made a contribution of approximately $0.5 million to the plan of the sole member of our Managing Board, President and Chief Executive Officer, and of $0.3 million to the plan for all beneficiaries other than the sole member of our Managing Board, President and Chief Executive Officer.  The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2021 and/or no longer salaried in 2021, was $1.1 million.

The members of our Senior Management, including the sole member of our Managing Board, President and Chief Executive Officer, were covered in 2021 under certain group life and medical insurance programs provided by us.  The aggregate additional amount set aside by us in 2021 to provide pension, retirement or similar benefits for our Senior Management, including the sole member of our Managing Board, President and Chief Executive Officer, as a group is, including the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $6.4 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

b.	Compensation paid to Senior Management in 2021, 2020 and 2019

The following table sets forth the total cash amount paid as compensation in 2021, 2020 and 2019 to our Senior Management (including the sole member of our Managing Board, our President and Chief Executive Officer) as of December 31st of each year, before applicable withholding taxes and social contributions (amounts in millions):

	2021(2)	2020(3)	2019(4)
Total cash amount paid as compensation(1)	$26.2	$21.4	$21.3
(1)

Total cash amount paid as compensation comprises fixed salary, annual cash short-term incentive and other cash benefits.  In addition, non-cash amounts paid as compensation, including vested stock awards and other non-cash benefits, as well as all applicable withholding taxes, pension contributions and social contributions, were approximately $ 54.8 million in 2021, $36.9 million in 2020 and $22.3 million in 2019.

(2)	Including amounts paid in 2021 to our former President, Analog, MEMS and Sensors Group, Benedetto Vigna and former Executive Vice President Europe and France Public Affairs, Thierry Tingaud.
(3)

Takes into consideration the voluntary decrease in base salary over a period of six months agreed by the Senior Management in connection with the COVID-19 pandemic. Despite this temporary decrease of the base salary voluntary agreed by the Senior Management, the non-cash amounts paid as compensation were significantly increased in 2020, mainly due an increase in the long-term compensation paid to the members of the Senior Management, which was in turn a result of an increase in the share price of the Unvested Stock Awards (“USAs”).

(4)

Including amounts paid in 2019 to our former President, Human Resources and Corporate Social Responsibility, Mr. Philippe Brun. In 2019, we changed the classification of pension contributions and we determined that pension contributions are attributable to non-cash amounts paid as compensation.  In addition, in 2019, we classified housing and meal allowances (as applicable) as other cash benefits.

The amounts paid in 2021 to our Senior Management (including the sole member of our Managing Board, our President and Chief Executive Officer) pursuant to the STI represented approximately 47.43% of the total compensation paid to our Senior Management.

	Bonus paid in 2021 (2020 performance) (1)	Bonus paid in 2020 (2019 performance)	Bonus paid in 2019 (2018 performance)(2)
STI (cash) amount	$11,476,929	$8,708,142	$8,239,417
Ratio STI / (base salary + STI)	47.43%	43.15%	41.12%

(1)	Including amounts paid in 2021 to our former President, Analog, MEMS and Sensors Group, Benedetto Vigna and former Executive Vice President Europe and France Public Affairs, Thierry Tingaud.
(2)	Including amounts paid in 2019 to our former President, Human Resources and Corporate Social Responsibility, Mr. Philippe Brun.

We did not extend any loans or overdrafts to the sole member of our Managing Board, President and Chief Executive Officer, nor to any other member of our Senior Management.  Furthermore, we have not guaranteed any debts or concluded any leases with the sole member of our Managing Board, President and Chief Executive Officer, nor with any other member of our Senior Management or their families

c.	Senior Management Pay Ratio

For the year 2021, the Senior Management pay ratio was 31.6, and in 2020, the pay ratio was 27.5. The increase of the 2021 pay ratio compared to the 2020 pay ratio was primarily due to an increase in non-cash amounts paid as compensation, resulting from an increase in the share price of the USAs. This ratio is based on:

(i)	the average remuneration of our Senior Management (including the compensation of Mr. Benedetto Vigna and Mr. Thierry Tingaud for 2021);

compared to

(ii)

the average remuneration of our global indirect employees (i.e., all employees other than those directly manufacturing our products), excluding the compensation of our Senior Management and the sole member of our Managing Board, President and Chief Executive Officer.

For further details on the compensation of our Senior Management we also refer to Note 7.6.34 to our consolidated financial statements.

4.8.3. Managing Board remuneration

For details on the performance of ST in 2021, we refer to the Business overview in section 3.2.1.

a.	Guiding principles of Managing Board Compensation

The key principles that are considered to determine the remuneration of the sole member of our Managing Board, President and Chief Executive Officer as well as the other members of Senior Management are as follows:

•	Alignment with the Company’s strategy: the compensation package should be strongly linked to the achievement of targets that are indicators of the execution of the Company’s business strategy.
•

Improving the performance of the Company: most of the compensation (excluding base salary, benefits, and pensions) is directly linked to the Company’s performance through variable pay incentives. These incentives are based on ambitious performance conditions that include a mix of internal and external criteria as well as relative performance conditions against peers.
•

Enhancing long-term value creation: to strengthen the alignment to the interests of the shareholders, and to enhance the long-term value creation of the Company, the compensation structure includes long-term variable remuneration in the form of shares and short-term variable remuneration.

•

Promoting Sustainable corporate development: to ensure that STMicroelectronics is managed in a sustainable and responsible manner for the common good, the remuneration includes non-financial performance conditions related to corporate social responsibility and environmental, social, and governance factors. Both short- and long-term incentive includes performance conditions promoting ST’s sustainable growth.

•

Retaining and motivating key employees: the compensation package should be highly competitive, ensuring remuneration levels are determined by reference internally against the Company’s Senior Management and externally against companies of comparable size, complexity and global scope.

To determine the remuneration structure, the Supervisory Board considers, among others, the key principles outlined above.

In accordance with the key principles of the Company’s remuneration structure, the total remuneration of the sole member of our Managing Board, President and Chief Executive Officer takes into consideration factors such as the size and complexity of our Company, our global presence and that of our customers, the pace of change in our industry, the Company’s value proposition, strategy and goal of long-term value creation, and the need to recruit and retain key personnel.

b.	Managing Board Remuneration Policy

The remuneration of the sole member of our Managing Board, President and Chief Executive Officer, is determined by our Supervisory Board on the advice of the Compensation Committee

Based on the SRDII, as we are incorporated under the laws of The Netherlands and our common shares are admitted to trading on regulated markets in the European Union, we are required to have a remuneration policy in accordance with the SRDII requirements with respect to the compensation of the Supervisory Board members and the sole member of our Managing Board, President and Chief Executive Officer and to comply with the respective disclosure requirements introduced to the Dutch Civil Code.  In connection therewith, we present in this section certain comparative information on our performance relative to the compensation of the Supervisory Board members and the sole member of our Managing Board, President and Chief Executive Officer.

After careful review of comments received by proxy advisors and investors following our 2020 AGM, we conducted a thorough review of the compensation structure, with the involvement of members of the Company and members of the Supervisory Board (directly and through an ad-hoc committee and the Compensation Committee), each with the support of their own independent external consulting firm and a comprehensive qualitative and quantitative benchmark against our industry peers and best-in-class market practices. Subsequently, we prepared a revised remuneration policy for the Managing Board, which was submitted to the 2021 AGM, where it was approved with a substantial majority (95.86% in favor).

Set forth in the table below is the list of companies used for the peer group compensation analysis used for the remuneration policy for the Managing Board voted at the 2021 AGM:

ADI (+ Maxim Integrated)	On Semiconductor
Infineon	Texas Instruments
Monolithic Power Systems	Vishay
Microchip	Rohm
NXP	Renesas (+ Dialog)

Should one of the companies in the above table not publish financial results for any reason, the companies Diodes and/or Melexis would replace the missing company.

The remuneration of the sole member of our Managing Board, President and Chief Executive Officer, is bound by the remuneration policy as adopted by our 2021 AGM for a duration of a maximum of 4 years. Under the terms of the Dutch Civil Code, the remuneration policy for the Managing Board is put to a binding vote at the AGM at least every four years, subject to a qualified majority of 75%.

The revised remuneration policy for the Managing Board, approved at the 2021 AGM, contains certain new features, including:

•	the reinforcement of the link between Managing Board remuneration and long-term company strategy;
•

the simplification of the short-term incentive structure (fully paid in cash, as compared to a hybrid cash-equity pay-out previously) featuring enhanced disclosure of criteria and threshold, targets, and maximum performance levels;

•

the inclusion of Sustainability index among performance conditions for both the short-term (“STI”) and long-term incentive (“LTI”) in line with our objectives of promoting sustainable corporate development;

•	enhanced disclosure of long-term incentive (share-settled) performance conditions and threshold and target performance levels;
•

a three-year performance period for long term incentives (as compared to one year previously), with vesting based on performance measured over the 3-year performance period, to improve alignment of Managing Board remuneration with our objective of enhancing long-term value;

•	enhanced disclosure regarding early vesting provisions for the Unvested Stock Awards;
•	the implementation of share ownership guidelines for the Managing Board; and
•	the introduction of claw-back provisions in order to reclaim payments after they have been awarded or to withhold remuneration under specific conditions.

The 2020 remuneration report, which was based on our prior remuneration policy, was submitted to an advisory vote at the 2021 AGM, which resulted in a majority shareholder vote in favor of the 2020 remuneration report (53.79%). Since then our remuneration policy has been replaced and we continue to increase in our remuneration report the level of disclosure and transparency in relation to the remuneration of the sole member of our Managing Board, President and Chief Executive Officer herein to address the 2020 and 2021 AGM results and provide our stakeholders with an increased level of insight in our remuneration practices.

Managing Board Remuneration Structure

The remuneration structure is reflective of the level of responsibility of the Company’s sole member of the Managing Board, President and Chief Executive Officer. The remuneration structure is further adapted to the Company’s context while remaining competitive and providing an incentive to promote the Company’s performance over the medium to long-term, in compliance with the corporate interest and the interests of all the stakeholders.

The Compensation Committee advises the Supervisory Board in reviewing the remuneration package of the sole member of our Managing Board, President and Chief Executive Officer both in the context of the Company performance and against a range of semiconductor peer companies and relevant market index. Before setting targets for the sole member of our Managing Board, President and Chief Executive Officer, the Compensation Committee carries out scenario analyses of the possible financial outcomes of meeting target levels.

The Supervisory Board, on advice from Compensation Committee determines the remuneration structure and remuneration amounts for our sole member of the Managing Board, President and Chief Executive Officer based on the analysis of the theoretical maximum total direct remuneration (i.e., sum of base salary, maximum annual bonus opportunity, and maximum long-term incentives).

The remuneration package of the sole member of our Managing Board, President and Chief Executive Officer’s comprised of the following:

•	A base salary that amounted to 800,000 EUR paid in 2021;
•

A short-term incentive of up to 210% of base salary which is fully paid in cash. Prior to the implementation of the new remuneration policy following the 2021 AGM, the STI was partly paid in shares, partly in cash;

•

A long-term incentive through the grant of stock awards, up to a maximum of 100,000 shares. The terms of this LTI are included in the long-term incentives plan (“LTIP”) approved at the 2021 AGM allowing for grants in 2021, 2022 and 2023. The vesting of Unvested Stock Awards (“USAs”) is subject to the achievement of performance conditions and calculated over a three-year performance period. Grants made in 2021, 2022 and 2023 will fully vest, subject to performance conditions, in 2024, 2025 and 2026 respectively.

The sum of these three elements represents the maximum total direct remuneration for the sole member of our Managing Board, President and Chief Executive Officer.

(i)	Breakdown of the maximum total direct remuneration structure of the sole member of our Managing Board, President and Chief Executive Officer

The following provides a breakdown of the maximum total direct remuneration structure of the sole member of our Managing Board, President and Chief Executive Officer.

Given that the maximum LTI grant to which the sole member of our Managing Board, President and Chief Executive Officer is eligible is expressed as a quantity of shares, up to a maximum of 100,000, the below chart describing maximum total direct remuneration structure uses the share value at grant date of $ 39.33 (grant date as of July 28, 2021).

Using the above hypothesis, the proportion of maximum total direct compensation for the sole member of our Managing Board, President and Chief Executive Officer comprised of share-settled long-term incentives has increased as a result of the evolution of the Company share price over the course of FY 2021.

The three components of the total maximum remuneration are described as follows:

Base salary

The purpose of the base salary is to provide a fixed level of earnings and to attract and retain the sole member of our Managing Board, President and Chief Executive Officer. It is a key component of overall remuneration, particularly as the annual bonus is expressed as a percentage of base salary. The Company seeks to determine a fair and competitive fixed salary as compared to industry and index peers. The determination of salary is based on several factors including, but not limited to, market pay levels among international industry peers of comparable size.

Short-Term Incentive (STI)

The purpose of the STI is to motivate the sole member of our Managing Board, President and Chief Executive Officer to achieve financial and commercial objectives consistent with and supportive of the Company’s strategy and to create a tangible link between annual performance and individual pay opportunity.

In accordance with the Managing Board remuneration policy as approved at our 2021 AGM, and effective from the year 2021, the STI of the sole member of our Managing Board and President and Chief Executive Officer is to be fully paid in cash up to a maximum of 210% of the base salary for the relevant year, all subject to the assessment and achievement of a number of performance conditions which are set annually by the Compensation Committee of our Supervisory Board.

The STI is subject to annual performance measurement of a unique set of 4 to 7 predefined criteria (both financial and non-financial) and a performance matrix both for financial and non-financial criteria that explicitly outline threshold and target outcomes (as well as overperformance conditions for financial criteria).

Performance measures and weightings are reviewed annually by the Compensation Committee. The calculation of the target STI opportunity is based on the sum of the target weight of each performance criterion. The recommendations made by the Compensation Committee regarding scorecard targets and weightings are designed to support the delivery of the strategy. The Supervisory Board, upon recommendation by the Compensation Committee, retains the ability to adjust performance measure targets and weightings year-by-year within the overall target and maximum payouts approved in the remuneration policy.

The Supervisory Board, upon the recommendation of its Compensation Committee, set the conditions and performance criteria that must be met by Mr. Chery for the attribution of his 2021 bonus (to be paid in 2022).

These performance conditions will enable to conduct a holistic and comprehensive assessment of the sole member of our Managing Board, President and Chief Executive Officer's annual performance. The combination of financial and non-financial criteria is well balanced in terms of external and internal criteria and reflect the challenging objectives set by the Compensation Committee in line with the Company's ambitious long-term vision and business strategy.

The external criterion is the market share evolution. Market share evolution is measured by assessing the Company’s relative positioning and competitiveness in relation to its market and its industry peers and how fast the Company grows its revenues compared to its competitors. Market share is assessed on the basis of industry data published by WSTS (“World Semiconductor Trade Statistics”).

The three internal criteria include total company revenue, operating income and net operating cash flow. Total company revenue represents the total amount of income generated by the Company’s operations. Operating income is an important yardstick of profit measurement and reflects the operating performance of the business which does not take into consideration non-operating gains or losses suffered by business, the impact of financial leverage and tax factors. Net operating cash flow is a liquidity metric that evaluates whether the Company has enough liquidity to meet its debt obligations. This metric helps assess the financial soundness of the company in terms of liquidity risk, financial risk, credit risk and business risk.

The Supervisory Board considers the three above criteria to be crucial in determining the financial strength of the company.

The 2021 STI includes a sustainability index for the sole member of our Managing Board, our President and Chief Executive Officer, as part of our effort to include corporate social responsibility into the performance framework of our Senior Management, including the Managing Board. The sustainability index is divided into four criteria related to health and safety, environment, diversity & inclusion, and people engagement.

For the 2021 STI, the Sustainability Index was comprised of the following KPIs:

•	Health & Safety: measured against, amongst others, the employee safety performance
•	Environment/Climate: measured against, amongst others, direct emissions (kCO2 equivalent)
•	Diversity & Inclusion: measured against, amongst others, gender ratio among management levels
•	People Management: measured against, amongst others, the employee survey (engagement index)

The weight of the Sustainability Index is designed to remain stable over time, however the individual sub-components used to form the Sustainability Index may evolve in the future to address sustainability priorities facing the Company and the wider society.

Set forth in the following table are the performance criteria and weight set for 2021 that have been assessed by the Supervisory Board in March 2022 for the attribution of the 2021 STI (to be paid in 2022):

Table A1: Performance criteria with target weights and pay-out and achievement rate

Annual STI Performance criteria FY 2021 (to be paid in 2022)	Target Weighting (as a % of total weighting for performance criteria)	Target pay-out (as a % of base salary)	Achievement rate (as a % of base salary)
Financial performance conditions
o Market share evolution	14%	30%	0% (below)
o Revenue growth	19%	40%	60% (stretch)
o Operating income	19%	40%	60% (stretch)
o Net operating cash flow	19%	40%	60% (stretch)
Sub-total for financial performance conditions	71%	150%	Capped at 150%
Non-financial performance conditions
o Execute special manufacturing programs	14%	30%	30% (target)
o Execute strategy implementation	5%	10%	5% (met)
o Sustainability/CSR Index	10%	20%	20% (target)
Sub-total for non-financial performance conditions	29%	60%	55%
Total	100%	210%	205%

Table A2: Pay-out according to performance for each performance criterion

	Pay-out as a percentage of base salary
Annual STI Performance criteria FY 2021 (to be paid in 2022)	Performance below threshold	Performance above or equal to threshold and below target	Performance above or equal to target and below stretch	Performance above stretch
Financial performance conditions
o Market share evolution	0%	15%	30%	45%
o Revenue growth	0%	20%	40%	60%
o Operating income	0%	20%	40%	60%
o Net operating cash flow	0%	20%	40%	60%
Sub-total for financial performance conditions	0%	75%	150%	Capped at 150%(1)
Non-financial performance conditions
o Execute special manufacturing programs	0%	15%	30%	30%
o Execute strategy implementation	0%	5%	10%	10%
o Sustainability/CSR Index	0%	10%	20%	20%
Sub-total for non-financial performance conditions	0%	30%	60%	60%(2)
Total	0%	105%	210%	STI pay-out capped at 210%
(1)

Over-performance for financial conditions can balance the potential under-performance of other financial condition if performance exceeds stretch targets, without exceeding a maximum pay-out of 150% of base salary regarding the portion of the STI dependent on financial performance criteria.

(2)	No stretch targets are defined for non-financial performance criteria.

As described in Table A2, the final pay-out is calculated by measuring the performance of each condition, then adding the sums of the corresponding pay-out from the above table, taking into account any applicable caps. The sum is then multiplied by the base salary to determine the final STI pay-out.

The evaluation and assessment of the fulfillment of conditions and performance criteria were completed by the Compensation Committee of our Supervisory Board on March 23, 2022, in order to determine the actual amount of the 2021 STI.

The Compensation Committee of our Supervisory Board determined that based on the 2021 performance of the sole member of our Managing Board, our President and Chief Executive Officer, Mr. Jean-Marc Chery, the performance criteria have been assessed as follows: market share evolution (below threshold), revenue growth (overachievement) operating income (overachievement), net operating cash flow (overachievement), execute special manufacturing programs (target), execute strategy implementation (threshold), sustainability/CSR index (target). Therefore, the 2021 STI (to be paid in 2022) of the sole member of our Managing Board, our President and Chief Executive Officer, Mr. Jean-Marc Chery, amounts to EUR 1,640,000 (gross), which is 205% of his base salary, representing a global achievement rate of 205% (out of the maximum of 210%).

Long-Term Incentive (LTI)

The purpose of the LTI is to motivate the sole member of our Managing Board, President and Chief Executive Officer to deliver sustainable long-term shareholder value through long-term profitability and share price growth.

Award levels are determined annually by the Compensation Committee within the maximum amounts set by the Supervisory Board. In accordance with the resolution adopted by our General Meeting of Shareholders, the maximum annual grant allowed in relation to the sole member of our Managing Board, President and Chief Executive Officer’s stock award for 2019, 2020 and 2021 was 100,000 unvested stock awards (“USAs”) subject to performance criteria.

The Supervisory Board, upon recommendation of the Compensation Committee, determines whether the performance criteria are met and concludes whether and to which extent all eligible employees, including the sole member of our Managing Board, President and Chief Executive Officer, are entitled to any stock awards under the stock award plan. Scorecard targets are not disclosed prospectively as it would require the disclosure of commercially sensitive information. Scorecard targets will be disclosed only when they are no longer deemed to be commercially sensitive.

Grant in 2021

In accordance with the long-term incentives plan (“LTIP”) approved at the 2021 AGM, allowing for grants in 2021, 2022 and 2023, the stock awards vest at the end of a three-year performance period, from the date of the grant, provided that the eligible employee is still an employee at such time (subject to the termination provisions listed in section e. Evolution of paid remuneration to the Managing Board in 2021, 2020 and 2019).

As compared to the prior LTI plan, a new Sustainability index condition has been introduced.

For the 2021 grant, the Sustainability Index was comprised of the following KPIs, which include two external criteria:

•	Environment/Climate: measured against, amongst others, the direct emissions (kCO2 equivalent)
•	Diversity & Inclusion: measured against, amongst others, gender ratio among management levels
•	ESG Investor Index: measured against, amongst others, the Dow Jones Sustainability Indices
•	Carbon Rating Agency: measured against, amongst others, the CDP Carbon Rating

The weight of the Sustainability Index is designed to remain stable for future grants, however the individual sub-components used to form the Sustainability Index may evolve in the future to address sustainability priorities facing the Company and the wider society.

Table B1: Performance criteria and target weights

LTIP Performance Criteria for to be assessed over a 3-year period	Target Weighting (as % of maximum achievement score)
Revenue growth (FY 2023 vs FY 2020 in comparison to peer group)	33.33%
Operating margin ratio before restructuring (average for the 2021 – 2023 period)	33.33%
Sustainability/CSR index	33.33%
Maximum achievement score	100% which correspond to a maximum of 100,000 USAs

Table B2: Shares to vest at the end of the 3-year vesting period according to performance for each performance criterion

	Shares to vest as a percentage of maximum award
LTIP Performance Criteria to be assessed over a 3-year period	Performance below threshold	Performance equal to threshold	Performance above threshold and below target	Performance above or at target
Revenue growth (FY 2023 vs FY 2020 in comparison to peer group)	0%	16.67%	25%	33,33%
Operating margin ratio before restructuring (average for the 2021 – 2023 period)	0%	16.67%	16.67%	33,33%
Sustainability/CSR index	0%	16.67%	16.67%	33,33%
Total	0%	50%	58.34%	100%

LTI grants in 2019 and 2020

Set forth in the following table are the performance criteria, weight, and achievement rate for the periods indicated below set for the LTI grants in 2019 and 2020.

Under the terms of the below mentioned 2019 and 2020 LTI grants under the previous LTI plan, performance was measured over the course of the year following the grant, subject to three performance conditions. Based on the achievement of LTI performance conditions, the total number of shares to be vested was determined, up to a maximum of 100,000 shares. Performance conditions were assessed once, one year following the grant date. The USAs then vested following the timeframe:

•	One year post-grant: 32% of USAs vest (a maximum of 32,000 shares if all targets were met)
•	2 years post-grant: 32% of USAs vest (a maximum of 32,000 shares if all targets were met))
•	3 years post-grant: 36% of USAs vest (a maximum of 36,000 shares if all targets were met)

Assessment of performance criteria for 2019 and 2020 LTI grants

LTIP Performance Criteria	Target Weighting (as % of maximum achievement score)	2020	2019
Evolution of Sales	33.33%	Criteria met	Criteria met
Evolution of Operating Income	33.33%	Criteria met	Criteria met
Return On Net Assets (RONA)	33.33%	Criteria met	Criteria not met
Maximum achievement score	100% which correspond to a maximum of 100,000 USAs	100% Performance Achieved	67% Performance Achieved

Vesting schedule for outstanding shares

Set forth in the following table is an overview of the outstanding awards under grants prior to implementation of the new LTI plan in 2021 that have been granted to our sole member of our Managing Board, President and Chief Executive Officer, including the 2018 grant for which the final vesting date took place in 2021:

Plan	Grant date	Final vesting date	Max. number of shares that can be granted	Number of shares awarded based on performance conditions achievement	Share price at grant (in $)	2019 vesting	2020 vesting	2021 vesting	2022 vesting	2023 vesting	Unvested shares as of end of 2021
2020 USAs Grant	July 23, 2020	June 17, 2023	100,000	100,000	$29.97			32,000	32,000	36,000	68,000
2019 USAs Grant	July 24, 2019	May 23, 2022	100,000	66,672	$19.45		21,335	21,335	24,002		24,002
2018 USAs Grant	July 24, 2018	31-May-21	100,000	100,000	$23.64	32,000	32,000	36,000			_
Total vesting						32,000	53,335	89,335	56,002	36,000	92,002

Share ownership guidelines

The sole member of our Managing Board, President and Chief Executive Officer is expected to build up a shareholding in the Company equal to 1.5 times base salary (within 3 to 5 years based on LTI plan vested shares net of tax).

Claw-back provisions

All performance-related remuneration awarded to the sole member of our Managing Board, President and Chief Executive Officer are subject to the following claw-back provisions, in accordance with Dutch law. If the Supervisory Board considers that there is a significant downward restatement of the Company's financial results, breach of duty from the sole member of our Managing Board, President and Chief Executive Officer, or where remuneration has been paid based upon incorrect information about the achievement of the goals on which the remuneration was based or the circumstances on which the bonus was dependent, it may, in its discretion, within two years of the performance-related remuneration of the sole member of our Managing Board, President and Chief Executive Officer vesting or being paid:

•

Require the sole member of our Managing Board, President and Chief Executive Officer to repay to the Company an amount equal to the after-tax value of some or all of any cash bonus or the Company's shares that were granted; and/or

•

Require the Company to withhold from, or offset against, any other remuneration to which the sole member of our Managing Board, President and Chief Executive Officer may be or become entitled in connection with its employment such an amount as the Supervisory Board considers appropriate.

When reaching its decision, the Supervisory Board will take into account the significance of the breach of duty and in addition, the Supervisory Board may take other actions in relation to the statutory provision e.g. claim for damages.

During 2021, no claw-backs have occurred.

The Managing Board also may receive other types of remuneration included as part of the remuneration policy approved at the 2021 AGM, such as social premiums, benefits in kind (including company car), pension contributions and miscellaneous allowances.

d.	Compensation paid to the sole member of the Managing Board, our President and Chief Executive Officer in FY 2021

The sole member of our Managing Board, President and Chief Executive Officer, received compensation in the form of a Base Salary, Short-term Incentive STI (paid fully paid in cash from 2021 onwards), Long-Term Incentive grant (Unvested Stock Awards), social premiums, benefits in kind (including company car), pension contributions and miscellaneous allowances.

Set forth in the following table is the total compensation of the sole member of our Managing Board, President and Chief Executive Officer, Mr. Jean-Marc Chery, in 2021:

Base Salary	$936,357
STI(1)	$1,907,307
LTI(2)	$3,245,640
Other(3)	$1,470,226
Total	$7,559,530

(1)

Bonus includes both the amount paid in cash and the amount paid in shares in 2021 (based on 2020 performance). The achievement rate based on 2020 performance, was 183% (135% in cash and 48% in shares), and paid in the course of the year 2021.

(2)

Our sole member of our Managing Board, President and Chief Executive Officer was granted, in accordance with the compensation policy adopted by our General Meeting of Shareholders and subsequent shareholder authorizations, up to 100,000 USAs, subject to performance criteria. The vesting of such stock awards is conditional upon the sole member of our Managing Board, President and Chief Executive Officer’s, continued service with us. The LTI value is a financial value which is calculated as follows: number of shares vested X share price based on market value the day of vesting.

(3)	Including social premiums, benefits in kind (including company car), pension contributions and miscellaneous allowances.

During 2021, our sole member of our Managing Board, President and Chief Executive Officer, Mr. Chery, did not have any stock options, and did not purchase any shares in the Company. During 2021, our sole member of our Managing Board, President and Chief Executive Officer, Mr. Chery, sold 62,542 shares.

e.	Evolution of paid remuneration to the Managing Board in 2021, 2020 and 2019

Set forth in the following table is the total compensation of the sole member of our Managing Board, President and Chief Executive Officer, in 2021, 2020 and 2019.  The total compensation of the sole member of our Managing Board, President and Chief Executive Officer, comprises (i) with relation to 2021, of the total compensation of Mr. Jean-Marc Chery (ii) with relation to 2020, of the total compensation of Mr. Jean-Marc Chery and takes into consideration the voluntary decrease of the base salary for the period of six months as a result of the COVID-19 pandemic, and (iii) with relation to 2019 (y) the total compensation of Mr. Jean-Marc Chery and (z) contractually obligated deferred compensation relating to Mr. Carlo Bozotti’s retirement in 2018:

	2021	2020	2019
Salary	$936,357	$856,837	$896,297
STI (1)	$1,907,307	$1,285,378	$1,280,173
LTI (2)	$3,245,640	$2,224,984	$1,130,443
Other(3)	$1,470,226	$1,372,048	$4,487,939
Total(2)	$7,559,530	$5,739,247	$7,794,852

(1)

The bonus paid in 2021, 2020 and 2019 was approved by the Compensation Committee and Supervisory Board with respect to the 2020, 2019 and 2018 financial year, respectively, based on the evaluation and assessment of the actual achievement of a number of pre-defined objectives for such year.

(2)

Including stock awards of 100,000 USAs in 2021, 2020 and 2019, during which years our sole member of our Managing Board, President and Chief Executive Officer, Mr. Chery, was granted, in accordance with the compensation policy adopted by our General Meeting of Shareholders and subsequent shareholder authorizations, up to 100,000 USAs, subject to performance criteria.  The vesting of such stock awards is conditional upon the sole member of our Managing Board, President and Chief Executive Officer’s, continued service with us. The LTI value is a financial value which is calculated as follows: number of shares vested X share price based on market value the day of vesting.

(3)

Including social premiums, benefits in kind (including company car allowance), pension contributions and miscellaneous allowances, as well as one-off contractually obligated deferred compensation paid to Mr. Bozotti in 2019.

f.	Overview of the total compensation paid or owed to the sole member of our Managing Board, President and Chief Executive Officer in 2021, 2020, 2019

Set forth in the following table is the total compensation of the sole member of our Managing Board, President and Chief Executive Officer in office during the years 2021, 2020 and 2019:

Year	Base Salary	Bonus(1)	Benefits	Social security contributions(2)	Pensions	Unvested stock awards (4)		Total	Proportion of fixed and variable remuneration
2021	$936,357	$1,919,531	$101,866	$904,742	463,617	$3,245,640		$7,571,753	32% fixed 68% variable
2020	$856,837	$1,737,988	$103,599	$797,306	471,143	$2,224,984		$6,191,857	36% fixed 64% variable
2019	$896,297	$1,285,378	$94,889	$584,915	476,216	$1,130,443	(3)	$4,468,138	46% fixed 54% variable

(1)

The bonus includes both the amount paid in cash and the amount paid in shares, as applicable. As of 2021 with the implementation of the new remuneration policy for our Managing Board, the bonus is paid fully in cash. The bonus related to 2021, 2020 and 2019 was approved by the Compensation Committee and Supervisory Board with respect to the 2021, 2020 and 2019 financial year, respectively, based on the evaluation and assessment of the actual fulfillment of a number of pre-defined objectives for such year. The bonus related to a relevant year is paid in the subsequent year, i.e. the bonus related to the 2021, 2020 and 2019 financial year, respectively, is paid in 2022, 2021 and 2020 respectively. The achievement rate for the 2021 bonus (to be paid in 2022), based on 2021 performance, was 205% in cash out of maximum of 210%. The achievement rate for the 2020 bonus (paid in 2021), based on 2020 performance, was 183% (135% in cash and 48% in shares) out of maximum of 210%. The achievement rate for the 2019 bonus (paid in 2020), based on 2019 performance, was 170% (110% in cash and 60% in shares) out of maximum of 210%.

(2)	The social security contributions relate to the fixed and variable remuneration, including the unvested stock awards.
(3)

Including vesting of unvested stock awards granted before the appointment of Mr. Jean-Marc Chery as sole member of our Managing Board, President and Chief Executive Officer (amounting in total to $645,334).

(4)	The Unvested Stock Awards value is a financial value which is calculated as follows: number of shares granted X share price based on market value the day of grant.

g.	Managing Board Remuneration Comparison

Set forth in the following table is the annual change over the last five years of (i) the remuneration of the sole member of our Managing Board, President and Chief Executive Officer, (ii) the performance of the Company and (iii) the average remuneration of our global indirect employees (i.e., all employees other than those directly manufacturing our products, excluding the compensation of our Senior Management, including the sole member of our Managing Board, our President and Chief Executive Officer):

Year	2021	2020	2019		2018		2017
Managing Board remuneration
Total remuneration of the sole member of our Managing Board, President and Chief Executive Officer	$7,559,530	$5,739,247	$7,794,852	(1)	$11,114,344	(2)	$3,776,514
Company's performance
Net revenues (amounts in millions)	$12,761	$10,219	$9,556		$9,664		$8,347
Operating income US GAAP (amounts in millions)	$2,419	$1,323	$1,203		$1,400		$1,005
Employee remuneration
Average remuneration (3) of all global indirect employees (FTE-basis) (4)	$111,200	$98,500	$97,300		$100,600		$93,500

(1)	Total Managing Board remuneration for 2019 includes one-off contractually obligated deferred compensation paid to Mr. Bozotti.
(2)	Total Managing Board remuneration for 2018 includes the accelerated remuneration to Mr. Bozotti.
(3)

Remuneration is defined as all remuneration paid to employees including base salary, variable compensation in both cash and shares, social premiums, pension, expense allowances and benefits in kind. The average is calculated by taking the sum of remuneration costs and dividing by the average number of full-time equivalent indirect employees over the period.

(4)	Global indirect employees are all employees other than those directly manufacturing our products, excluding the members of the Senior Management. “FTE” refers to full time equivalent.

h.	Termination provisions for the sole member of the Managing Board, our President and Chief Executive Officer

The sole member of our Managing Board, President and Chief Executive Officer, was appointed on May 31, 2018 for a three-year term expiring at the 2021 AGM. At the 2021 AGM, he was reappointed for another three-year term, expiring at the 2024 AGM. He has employment agreements with us, the first with our Dutch parent company, which relates to his activities as sole member of our Managing Board and representative of the Dutch legal entity, and the second with one of our entities in Switzerland, which relates to his activities as President and Chief Executive Officer, the EIP, Pension and other items covered by the compensation policy adopted by our General Meeting of Shareholders.  While the relationship between a member of the Managing Board and a listed Dutch company will be treated as a mandate agreement, not an employment agreement, existing employment agreements, including the employment agreement between us and our sole member of the Managing Board, will remain in effect.

The agreement can be terminated with a notice period of 3 months if terminated by the Company or 6 months if terminated by the Managing Board member.

Vesting of stock awards in the event of termination not in connection with a change-in-control

If the sole member of our Managing Board, President and Chief Executive Officer is not employed by the Company at the time of vesting, stock awards will lapse, except in certain circumstances as determined by the Supervisory Board including sickness, death, retirement and in the event of the sole member of our Managing Board, President and Chief Executive Officer not being re-appointed or any other circumstance as decided by the Supervisory Board. Good and bad leaver conditions will be included in the appendix of the contract of the sole member of our Managing Board, President and Chief Executive Officer.

In the case that employment is terminated by the Company without cause or termination but for a pre-defined good reason as detailed above, then the portion of any award which vests will be determined solely by the Supervisory Board based on several factors including performance against targets.

In cases of resignation or dismissal for cause, variable remuneration elements (including annual bonus and LTI) will generally lapse and the sole member of our Managing Board, President and Chief Executive Officer will not be eligible for compensation for loss of office.

Vesting of stock awards in the event of termination in connection with a change-in-control

In the event of a change in control of the Company, any award will be rolled over into an award in the new entity, subject to performance, with the balance rolled over.

In the case that employment is terminated by the Company without cause, or termination by the sole member of our Managing Board, President and Chief Executive Officer for a pre-defined good reason detailed above in connection with a change in control, then outstanding awards will vest immediately without time proration.

4.8.4. Share ownership

None of the members of our Supervisory Board, Managing Board or Senior Management holds shares or options to acquire shares representing more than 1% of our issued share capital.

4.8.5. Stock awards and options

Our stock-based compensation plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our performance and the evolution of our share price. We have adopted stock based compensation plans comprising either stock options or unvested stock awards for our Senior Management as well as key employees. Furthermore, until 2012, the Compensation Committee (on behalf of the Supervisory Board and with its approval) granted stock-based awards (the options to acquire common shares in the share capital of the Company) to the members and professionals of the Supervisory Board.

Pursuant to the shareholders’ resolutions adopted by our general meetings of shareholders, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•	approved conditions relating to our 2021 unvested stock award allocation under the 2021 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees);
•

approved conditions relating to our 2020 unvested stock award allocation under the 2017 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees); and

•	approved conditions relating to our 2019 unvested stock award allocation under the 2017 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees).

The exercise of stock options and the sale or purchase of shares of our stock by the members or professionals of our Supervisory Board, the sole member of our Managing Board, President and Chief Executive Officer, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

5.    Corporate Governance

5.1. Commitment to the principles of good corporate governance

Our consistent commitment to good corporate governance principles is evidenced by:

•

Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of our Managing Board and of our Supervisory Board are appointed and dismissed by our shareholders;

•

Our early adoption of policies on important issues such as business ethics and conflicts of interest and strict policies to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures;

•

Our compliance with Dutch securities laws, because we are a company incorporated under the laws of The Netherlands, and, as applicable, our compliance with American, French and Italian securities laws, because our shares are listed in these jurisdictions, in addition to our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business;

•

Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues including our corporate governance statement which evidences our policy objectives with respect to diversity as well as the results of implementing our diversity policy for the year ended December 31, 2021;

•

Our implementation of a non-compliance reporting channel (managed by an independent third party).  We encourage everyone, including external business partners, to express, in good faith, any concerns they might have regarding possible violations of our Code of Conduct, the Company’s policies, or the law (including, without limitations, any concerns regarding accounting, internal controls or auditing matters).  Our misconduct reporting process is communicated to all employees and includes, in addition to internal local and corporate reporting channels, an independent multilingual misconduct reporting hotline;

•

Our Corporate Ethics Committee and Local Ethics Committees, whose mandate is to provide support to our management in its efforts to foster a business ethics culture consistent across regions, functions and organizations;

•	Our Chief Compliance Officer, who reports to our Chief Executive Officer, also acts as Executive Secretary to our Supervisory Board; and
•

Our Chief Audit and Risk Executive, who reports directly to our Audit Committee for Internal Audit and directly to the Chief Executive Officer for Enterprise Risk Management and Resilience (business continuity and crisis management) is also responsible for our whistle-blowing hotline and related investigations.

As a Dutch company, we are subject to the DCGC, which is publicly available at www.mccg.nl. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our AGM. Along with our Supervisory Board Charter (which we last updated in October 2019 and which also includes the charters of our Supervisory Board Committees) and our Code of Conduct, the current version of our Corporate Governance Charter is posted on our website (www.st.com), and these documents are available in print to any shareholder who may request them.

As required by article 2:391(4) and (5) jo. article 3 of the Decree on the content of the management report and the DCGC, our Corporate Governance Charter includes information on the broad outline of our corporate governance structure and our compliance with the DCGC.

Our Supervisory Board is carefully selected based upon the combined experience and expertise of its members. In fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of the Company and its business, taking into consideration the interests of all our shareholders and other stakeholders, and must act independently in their supervision of our management. Our Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the NYSE.

Our Supervisory Board has on various occasions discussed Dutch corporate governance standards, the implementing rules and corporate governance standards of the SEC and of the NYSE, as well as other corporate governance standards. The Supervisory Board has determined, based on the evaluations by an ad hoc committee, the following independence criteria for its members: Supervisory Board members must not have any material relationship with STMicroelectronics N.V., or any of our consolidated subsidiaries, or our management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders.

We believe we are fully compliant with all material NYSE corporate governance standards, to the extent possible for a Dutch company listed on Euronext Paris, Borsa Italiana, as well as the NYSE.

Because we are a Dutch company, the Audit Committee is an advisory committee to the Supervisory Board, which reports to the Supervisory Board, and our General Meeting of Shareholders appoints our statutory auditors. Our Audit Committee has established a charter outlining its duties and responsibilities with respect to, among others, the monitoring of our accounting, auditing, financial reporting and the appointment, retention and oversight of our external auditors. In addition, our Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by our employees regarding questionable accounting or auditing matters.

Pursuant to our Supervisory Board Charter, the Supervisory Board is responsible for handling and deciding on potential reported conflicts of interests between the Company and members of the Supervisory Board, as well as the Managing Board.

The sole member of our Managing Board may not serve on the board of a public company without the prior approval of our Supervisory Board. Pursuant to the Supervisory Board Charter, the sole member of our Managing Board must inform our Supervisory Board of any (potential) conflict of interest and pursuant to such charter and Dutch law, any Managing Board resolution regarding a transaction in relation to which the sole member of our Managing Board has a conflict of interest must be approved and adopted by our Supervisory Board. Should our entire Supervisory Board also have a conflict of interest, the resolution must be adopted by our shareholders’ meeting pursuant to Dutch law. We are not aware of any potential conflicts of interests between the private interest or other duties of our sole Managing Board member and our senior managers and their duties to us.

5.2. General Meeting of Shareholders

Our ordinary General Meetings of Shareholders are held at least annually, within six months after the close of each financial year, in Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague, The Netherlands. Extraordinary General Meetings of Shareholders may be held as often as our Supervisory Board deems necessary, and must be held upon the written request of registered shareholders or other persons entitled to attend General Meetings of Shareholders of at least 10% of the total issued share capital to our Managing Board or our Supervisory Board specifying in detail the business to be dealt with. Such written requests may not be submitted electronically. In the event that the Managing Board or the Supervisory Board does not convene the General Meeting of Shareholders within six weeks of such a request, the aforementioned shareholders or individuals may be authorized by a competent judicial authority.

Notice of General Meetings of Shareholders shall be given by our Managing Board or by our Supervisory Board or by those who according to the law or our Articles of Association are entitled thereto. The notice shall be given in such manner as shall be authorized or required by law (including but not limited to a written notice, a legible and reproducible message sent by electronic means and an announcement published by electronic means), as well as in accordance with the regulations of a stock exchange where our shares are officially listed at our request. In addition, shareholders and other persons entitled to attend our General Meetings of Shareholders that are registered in our share register shall be notified by letter that the meeting is being convened. The notice convening our General Meeting of Shareholders shall be given with due observance of the statutory notice period, which is currently 42 days prior to the meeting.

The notice of our General Meeting of Shareholders states the business to be transacted as well as other information prescribed by law and our Articles of Association. The agenda is fixed by the author of the notice of the meeting; however, one or more shareholders or other persons entitled to attend General Meetings of Shareholders representing at least one-tenth of our issued share capital may, provided that the request was made at least five days prior to the date of convocation of the meeting, request that proposals be included on the agenda. Notwithstanding the previous sentence, proposals of persons who are entitled to attend General Meetings of Shareholders will be included on the agenda, if such proposals are made in writing to our Managing Board within a period of sixty days before that meeting by persons who are entitled to attend our General Meetings of Shareholders who, solely or jointly, represent at least 1% of our issued share capital or a market value of at least €50 million. The requests referred to in the previous two sentences may not be submitted electronically. The aforementioned requests must comply with conditions stipulated by our Managing Board, subject to the approval of our Supervisory Board, which shall be posted on our website. Pursuant to Dutch law, a shareholder requesting discussion of an agenda item must disclose to us its entire beneficial interest (long and short position). We are required to disclose this interest on our website.

Dutch law prescribes a fixed registration date of 28 days prior to the date of the General Meeting of Shareholders, which means that shareholders and other persons entitled to attend our General Meetings of Shareholders are those persons who have such rights at such date and, as such, are registered in a register designated by our Managing Board, regardless of who is a shareholder or otherwise a person entitled to attend our General Meeting of Shareholders at the time of the meeting if a registration date would not be applicable.

Unless otherwise required by our Articles of Association or Dutch law, resolutions of our General Meetings of Shareholders require the approval of a majority of the votes cast at a meeting at which at least fifteen percent of the issued and outstanding share capital is present or represented. If a quorum is not present, a further meeting can be convened which shall be entitled, irrespective of the share capital represented, to pass a resolution. We may not vote our shares held in treasury. Blank and invalid votes shall not be counted.

In general, the most important items of our General Meetings of Shareholders are:

•	the adoption of our annual accounts;
•	the adoption of a dividend;
•	the discharge of the members of our Managing Board and Supervisory Board;
•	the adoption of the compensation policy of our Managing Board;
•	the determination of the compensation of the members of our Supervisory Board;
•	the appointment, suspension and dismissal of the sole member of our Managing Board;
•	the appointment, suspension and dismissal of the members of our Supervisory Board;
•	the appointment of our auditors;
•	the authorization to our Managing Board to repurchase shares;
•	the issuance of shares and the granting of rights to subscribe for shares (option rights) as well as the delegation of these authorities to our Supervisory Board;
•	approving resolutions of our Managing Board as referred to below under “Managing Board”; and
•	resolutions regarding the amendment of our Articles of Association, our liquidation, legal merger and legal demerger.

Under Dutch law, our General Meeting of Shareholders has the authority to adopt our statutory annual accounts as prepared by our Managing Board. Our General Meeting of Shareholders does not have the authority to amend our statutory annual accounts as prepared by our Managing Board. Our General Meeting of Shareholders can:

i.	either adopt our statutory annual accounts in the form as prepared by our Managing Board; or
ii.	instruct our Managing Board to amend our statutory annual accounts before adopting these annual accounts; or
iii.	not adopt the statutory annual accounts.

If our General Meeting of Shareholders instructs our Managing Board to amend our statutory annual accounts, our Managing Board is required to make the necessary amendments, unless the instruction contravenes the provisions of reasonableness and fairness (redelijkheid en billijkheid). Furthermore, the instruction must not contravene with the applicable presentation rules for the statutory annual accounts, including requirements of consistency and balance continuity. If there are multiple options, our General Meeting of Shareholders is authorized to decide with due observance of said limits.

If there are doubts regarding the correctness of our statutory annual accounts, the annual report and the other information, a petition for revision of our statutory annual accounts can be filed with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal in The Netherlands by each interested party on the basis of non-compliance with the applicable presentation requirements for the statutory annual accounts, the annual report and/or the other information prescribed by the EU IFRS regime, Title 9 of Book 2 of the Dutch Civil Code and/or the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht). The petition must state in which respect the documents require revision. The petition can also be filed by the Advocate General (advocaat-generaal) of the Amsterdam Court of Appeal on the basis of public interest as well as the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) with due observance of Section 4 of the Dutch Financial Markets Supervision Act.

5.3. Supervisory Board

Our Supervisory Board advises our Managing Board and is responsible for supervising the policies pursued by our Managing Board, the manner in which the Managing Board implements the long-term value creation strategy and the general course of our affairs and business. Our Supervisory Board consists of such number of members as is resolved by our General Meeting of Shareholders upon a non-binding proposal of our Supervisory Board, with a minimum of six members. Decisions by our shareholders concerning the number and the identity of our Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met.

Under Dutch law, certain statutory provisions limit the number of supervisory positions that members of our Supervisory Board may hold. A member of our Supervisory Board can only be appointed as such if he/she does not hold more than four supervisory positions at other so-called “large” Dutch entities. In this connection, the position of chairman equals two positions. The term supervisory position means the position of supervisory director or non-executive director. Supervisory positions at several entities belonging to the same group constitute one position, and supervisory positions at non-Dutch entities are not taken into account. Furthermore, an appointment by the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal as part of corporate inquiry proceedings is not taken into account. For purposes of the foregoing, ”large” Dutch entities are Dutch limited liability companies, private companies with limited liability and foundations which meet at least two of the following three criteria (“‘Large Dutch Entities”): (i) the value of the assets according to the consolidated statement of financial position with explanatory notes exceeds €20 million; (ii) the net turnover for the financial year exceeds €40 million; or (iii) there are, on average, 250 or more employees during the financial year.

In the Netherlands, companies such as ours are expected to pursue a policy of having a balanced participation by men and women in supervisory boards. Where seats on a supervisory board are to be divided among individuals, balanced participation is deemed to exist if at least 30% of the seats are taken by men and at least 30% by women. We have balanced participation by men and women on our Supervisory Board and currently, our Supervisory Board comprises nine members of which 4 are female and 5 are male.

In accordance with the criteria as reflected in our Supervisory Board Charter and diversity policy, members of our Supervisory Board are selected on the basis of their specific business, financial, technical and/or legal expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform their activities as Supervisory Board members. The object of our diversity policy is to have a diverse composition of our Supervisory Board in the areas that are relevant to us, such as nationality, experience, background, gender and age. Our Supervisory Board endorses the principle of a diversified Supervisory Board, including the aforementioned statutory gender balance rules, within the scope of the criteria as reflected in our Supervisory Board Charter and diversity policy. We will continue to ensure an appropriate balance as recommended by the aforementioned statutory gender balance rules. The Supervisory Board meets the other criteria as set forth in their Charter as well, resulting in a diversified composition of the Supervisory Board.

The responsibilities of our Supervisory Board include (but are not limited to):

•

supervising, monitoring, and advising our Managing Board on: (i) our performance, (ii) our strategy and risks inherent to our business activities, (iii) the structure and management of the internal risk management and control systems, and (iv) compliance with legislation and regulations;

•	disclosing, complying with and enforcing our corporate governance structure;
•	selecting and recommending the appointment of the member(s) of the Managing Board;
•

proposing the compensation policy for the member(s) of our Managing Board (such policy to be adopted by our General Meeting of Shareholders), fixing the compensation annually and the contractual terms and conditions of employment of the member(s) of our Managing Board (in accordance with the said compensation policy);

•	electing and recommending the appointment of the members of our Supervisory Board and proposing their remuneration;

•

evaluating and assessing the functioning of our Managing Board, our Supervisory Board, and their individual members (including the evaluation of our Supervisory Board’s profile and the introduction, education and training program);

•

handling, and deciding on, potential reported conflicts of interest between us on the one hand and members of our Supervisory Board, our Managing Board, our external auditor and our (major) shareholder(s) on the other hand;

•	selecting and recommending the appointment of our external auditor upon proposal by our Audit Committee;
•	reviewing and approving our whistle-blower procedures upon approval by the Audit Committee;
•	handling, and deciding on, reported alleged irregularities that relate to the functioning of our Managing Board;
•	approving decisions by our Managing Board as referred above under “Managing Board”;
•	supervising the adoption and implementation by our Managing Board on a consolidated basis of strategic pluri-annual plans and annual budgets in line with the decisions of our Supervisory Board;
•

on an annual basis, the renewal of the authorization by our Managing Board to issue guarantees to companies whose accounts are consolidated by us, as well as guarantees granted to third parties including nonconsolidated subsidiaries of us; and

•

declaring independently as well as proposing to our General Meeting of Shareholders to declare, distributions out of our share premium reserve and other reserves available for shareholder distributions under Dutch law.

Our Supervisory Board Charter, as posted on our website, contains detailed provisions on the reporting and handling of (potential) conflicts of interest.

For information on the identity of our Supervisory Board members, including its committees, as well as the compensation of the members of our Supervisory Board, see the report of our Supervisory Board. We believe that at least one member of our Supervisory Board can be regarded as a financial expert.

For information on the role and identity of the committees of our Supervisory Board, see the report of our Supervisory Board.

5.4. Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Jean-Marc Chery is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. Under our Articles of Association, the sole member of our Managing Board is appointed for a three-year term, upon a non-binding proposal by our Supervisory Board, at our AGM (by a simple majority of the votes cast, provided quorum conditions are met), which term may be renewed one or more times.

In the Netherlands, companies such as ours are expected to pursue a policy of having a balanced participation by men and women in managing boards. Where seats on a managing board are to be divided among individuals, balanced participation is deemed to exist if at least 30% of the seats are taken by men and at least 30% by women. Since its creation in 1987, our Managing Board has always been comprised of a sole member and therefore we have not put in place a diversity policy for our Managing Board.

Our shareholders may suspend or dismiss one or more members of our Managing Board, in accordance with the procedures laid down in our Articles of Association. Under Dutch law, our Managing Board is entrusted with our general management and the representation of our Company. Our Managing Board must seek prior approval from our shareholders for decisions regarding a significant change in the identity or nature of the Company. Under our Articles of Association and our Supervisory Board Charter, our Managing Board must also seek prior approval from our Supervisory Board for certain other decisions with regard to the Company and our direct or indirect subsidiaries.

The sole member of our Managing Board may not serve on the board of a public company without the prior approval of our Supervisory Board. Pursuant to our Supervisory Board Charter, the sole member of our Managing Board must inform our Supervisory Board of any (potential) conflict of interest and pursuant to such charter and Dutch law, any Managing Board resolution regarding a transaction in relation to which the sole member of our Managing Board has a conflict of interest must be approved and adopted by our Supervisory Board. Should our entire Supervisory Board also have a conflict of interest, the resolution must be adopted by our shareholders pursuant to Dutch law. We are not aware of any potential conflicts of interests between the private interest or other duties of our sole Managing Board member and our senior managers and their duties to us.

Pursuant to our Articles of Association and the Supervisory Board Charter, the following decisions by our Managing Board with regard to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from our Supervisory Board: (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly owned subsidiaries; (ii) other than for wholly owned subsidiaries, any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us — with the exception of shares in our share capital acquired in order to transfer these shares under employee stock option or stock purchase plans — or any ST Group Company of own shares or change in share rights and any issue of instruments resulting in a share in the capital of any ST Group Company or its profits (iii) the liquidation or dissolution of the Company or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to IP) to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) our draft Consolidated Statement of Financial Position and Consolidated Financial Statements, as well as our and any ST Group Company’s profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and any of our major shareholders; (vii) the appointment of members of the Executive Committee; (viii) the key parameters of our pluri-annual plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in our Articles of Association and not included in the approved plans or budgets; (ix) operations which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget; (x) our quarterly, semi-annual and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and, as required, according to IFRS; (xi) the exercise of any shareholder right in a ST joint venture company, which is a company (a) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions, or (b) in which we directly or indirectly participate and such participation has a value of at least one-third of our total assets according to the Consolidated Statement of Financial Position and notes thereto in our most recently adopted (statutory) annual accounts, with the understanding, for the avoidance of doubt, that decisions of the Managing Board regarding the general management and/or operations of such ST joint venture company are not subject to Supervisory Board approval and that the Managing Board reports to the Supervisory Board on the operations of the ST joint venture companies as part of its regular reporting to the Supervisory Board and in principle at least every six months; (xii) the strategy of our company; (xiii) the annual internal audit plan and the appointment, replacement, reassignment and dismissal of our Chief Audit and Risk Executive; (xiv) all proposals to be submitted to a vote at the AGM; (xv) the formation of all companies, acquisition or sale of any participation and conclusion of any cooperation and participation agreement; (xvi) all our pluri-annual plans and the budget for the coming year (covering investment policy, policy regarding research and development, and commercial policy and objectives, general financial policy and policy regarding personnel); and (xvii) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already approved by the Supervisory Board or not provided for in the above list and as specifically laid down by a Supervisory Board resolution to that effect.

Senior Management

On January 11, 2021, we announced the appointment of Rajita D’Souza as President, Human Resources and Corporate Social Responsibility (CHRO) and member of the Executive Committee.

On November 18, 2021, we announced the following changes, effective as of January 1, 2022:

i.	Marco Cassis was appointed President, Analog, MEMS and Sensors Group. In addition to his

Product Group role, Cassis retains a number of corporate responsibilities, namely Strategy

Development, System Research and Applications and the Innovation Office.

ii.	Remi El-Ouazzane was appointed President, Microcontroller and Digital ICs Group, following

Claude Dardanne’s decision to retire at the end of the year from this position.

iii.	Lorenzo Grandi was confirmed in his Chief Financial Officer role and was appointed President,

Finance, Purchasing, ERM and Resilience.

iv.	Jerome Roux was appointed President, Sales & Marketing and member of the Executive

Committee. The new Sales & Marketing parameter will include the Regions, the Global Key

Account and the Demand Planning Organizations.

General management of our business

The sole member of our Managing Board, our President and Chief Executive Officer, is entrusted with our general management and is supported in his tasks by our Executive Committee and Executive Vice Presidents, who together constitute our Senior Management.

As a company committed to good governance, we hold corporate meetings on a regular basis. Such meetings, which involve the participation of several members of our Senior Management include:

Executive Committee, which meets once every month and oversees the general strategy and is responsible for the risk management of the Company.

Corporate Operations Review, which meets twice per quarter to review monthly results, short-term forecasts and monthly business results.

Corporate Staff Meeting, which meets once per quarter to review the business in its entirety and to plan and forecast for the next quarter and beyond.

Executive Committee

The Executive Committee was established on May 31, 2018 to improve the corporate governance of the Company consistent with evolving Dutch practice. The Executive Committee acts under the authority and responsibility of the Managing Board and in this respect manages the Company. The Managing Board remains legally responsible for the management of the Company. The responsibilities of the Executive Committee include overseeing the general strategy as well as the risk management in connection with the Company’s activities, operational and financial objectives and financial reporting processes. The Executive Committee adopts resolutions based on consensus, or if no consensus can be reached, by a majority of the votes cast by the members of the Managing Board including the vote of the chairman of the Executive Committee.

The chairman of the Executive Committee is the President and Chief Executive Officer of the Company and thus serves as the primary interface between the Executive Committee and the Supervisory Board. Members of the Executive Committee are appointed by the Managing Board subject to the approval of the Supervisory Board. Members of the Executive Committee can be suspended and dismissed by the Managing Board without prior approval by the Supervisory Board.

The Executive Committee was composed of the following eight members as of December 31, 2021 as set forth in the table below.

Name (1)	Position	Years with Company	Years in Semi- Conductor Industry	Age
Jean-Marc Chery	President and Chief Executive Officer	37	37	61
Orio Bellezza	President, Technology, Manufacturing and Quality	38	38	62
Marco Cassis	President, Sales, Marketing, Communications & Strategy Development	34	34	58
Claude Dardanne	President, Microcontrollers and Digital ICs Group	39	42	69
Lorenzo Grandi	President, Finance, Infrastructure and Services, and Chief Financial Officer	34	34	60
Marco Monti	President, Automotive & Discrete Group	35	35	60
Steven Rose	President, Legal Counsel	30	30	59
Rajita D'Souza	President, Human Resources, Corporate Social Responsibility	1	1	49

(1)

Remi El-Ouazzane and Jerome Roux joined the Executive Committee as President, Microcontrollers & Digital ICs Group and President, Sales & Marketing respectively on January 1, 2022. Benedetto Vigna left the Company and the Executive Committee in 2021.

Detailed biographies of our Executive Committee Members are available on our website www.st.com.

Executive Vice Presidents

The group of Executive Vice Presidents consisted of the following people as of December 31, 2021:

Name (1)	Position	Years with Company	Years in Semi- Conductor Industry	Age
Michael Anfang	Executive Vice President Sales & Marketing, Europe, Middle East and Africa Region	23	31	53
Eric Aussedat	Executive Vice President Imaging Sub-Group General Manager Analog, MEMS and Sensors Group	41	41	67
Stefano Cantù	Executive Vice President Automotive Discrete Group Smart Power Solutions Macro-Division General Manager Automotive Business Deputy	27	27	53
Alberto Della Chiesa	Executive Vice President, Supply Chain	33	33	57
Paul Cihak	Executive Vice President, General Manager, Sales & Marketing, Americas Region	23	28	50
Fabio Gualandris	Executive Vice President, Head of Back-End Manufacturing & Technology	33	37	62
Joël Hartmann	Executive Vice President, Digital & Smart Power Technology and Digital Front-End Manufacturing	21	43	66
Michael Hummel	Executive Vice President, Front-End Manufacturing, Analog and Power	3	31	62
Frédérique Le Grèves	Executive Vice President, France Public Affairs, President, STMicroelectronics France	1	1	54
Claudia Levo	Executive Vice President, Integrated Marketing & Communications	10	12	56
Matteo Lo-Presti	Executive Vice President, Analog, Sub-Group General Manager, Analog MEMS and Sensors Group	28	31	57
Giuseppe Notarnicola	Executive Vice President, Corporate Treasury, Insurance, M&A, IP BU, Real Estate, and Italy Public Affairs	16	16	60
Jerome Roux	Executive Vice President, Sales & Marketing, Asia Pacific Region	30	34	56
Thierry Tingaud	Executive Vice President Europe Public Affairs and Special Projects	37	37	62
Nicolas Yackowlew	Executive Vice President Product Quality & Reliability	26	27	52
(1)

Joël Hartmann and Thierry Tingaud retired from their positions at the end of 2021. Jerome Roux was promoted from Executive Vice President, Sales & Marketing to President, Sales & Marketing from January 1, 2022.

(2)	As of January 1, 2022, the following Executive Vice Presidents were appointed:
a.	Henry Cao, Executive Vice President, Sales & Marketing, China Region
b.	Alessandro Cremonesi, Executive Vice President, Chief Innovation Officer, General Manager, System Research and Applications
c.	Ricardo De-Sa-Earp, Executive Vice President, General-Purpose Microcontroller Sub-Group, Microcontrollers and Digital ICs Group
d.	Franck Freymond, Executive Vice President, Chief Audit & Risk Executive
e.	Laurent Malier, Executive Vice President, Digital Front-End Manufacturing & Technology
f.	Edoardo Merli, Executive Vice President, Power Transistor Sub-Group, Automotive and Discrete Group
g.	Hiroshi Noguchi, Executive Vice President, Asia Pacific Region Excluding China (APeC)
h.	Andrea Onetti, Executive Vice President, MEMS Sensors Sub-Group, Analog, MEMS and Sensors Group
i.	Rino Peruzzi, Executive Vice President, Sales & Marketing, Global Key Account Organization
j.	Chouaib-Mohamed Rokbi, Executive Vice President, Digital Transformation and Information Technology

Detailed biographies of our Executive Vice Presidents are available on our website www.st.com.

5.5. Indemnification of members of our Managing Board and Supervisory Board

To the extent permitted by Dutch law, members of our Managing Board and Supervisory Board as well as our officers or agents shall be indemnified by us against expenses, such as the reasonable costs of defending claims, as stated in our Articles of Association. Under certain circumstances, there will be no entitlement to this reimbursement. We hold a Director & Officer liability insurance for the members of our Managing Board and Supervisory Board as well as our officers.

5.6. Risk Management and Control Systems

For our statement on the main features of our risk management and control systems and of the group of which the financial data are included in our annual accounts, please refer to the section Risk Management and Internal Control in the Report of the Managing Board.

5.7. Required information Article 10 Takeover Directive

The EU Takeover Directive requires that listed companies publish additional information providing insight into defensive structures and mechanisms which they apply. The relevant provision has been implemented into Dutch law by means of a decree of April 5, 2006. Pursuant to this decree, Dutch companies whose securities have been admitted to trading on a regulated market have to include information in their annual report which could be of importance for persons who are considering taking an interest in the company.

This information comprises amongst other things:

•	the capital structure of the company;
•	restrictions on the transfer of securities and on voting rights;
•	special powers conferred upon the holders of certain shares;
•	the rules governing the appointment and dismissal of board members and the amendment of the articles of association;
•	the rules on the issuing and the repurchasing of shares by the company;
•

significant agreements to which the company is a party and which contain change of control rights (except where their nature is such that their disclosure would be seriously prejudicial to the company); and

•	agreements between the Company and its board members or employees providing for a “golden parachute”.

Capital structure.

The authorized share capital of STMicroelectronics N.V. is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2021, the number of common shares issued was 911,276,920 shares (December 31, 2020: 911,239,420 shares).

As of December 31, 2021, the number of common shares outstanding was 906,518,057 shares (December 31, 2020: 905,415,002 shares). There were no preference shares issued as of December 31, 2021 and December 31, 2020, respectively.

Restrictions on the transfer of shares.

We do not have restrictions on the transfer of our common and preference shares, provided that Stichting Continuïteit ST, if it holds preference shares, requires our consent to sell or otherwise dispose of preference shares or voting rights attached thereto.

Holdings in us that are subject to a disclosure obligation.

For information on holdings in us that are subject to a disclosure obligation pursuant to Chapter 5.3 of the Dutch Financial Markets Supervision Act (“Wet op het financieel toezicht”) (the “FMSA”), please refer to chapter “Major Shareholders” further on.

Special controlling rights.

We do not have special controlling rights attached to our common or preference shares.

Control of employees share/option schemes.

We do not have any scheme granting rights to employees to subscribe for or acquire shares in our share capital or the share capital of a subsidiary of us where the control is not directly exercised by the employees. However, key employees as determined by our Unvested Share Award Plans are granted share awards (as part of their compensation) with a staggered vested schedule pursuant to our determined criteria. For more information on employees share/option schemes, see the Remuneration Report.

Restrictions on voting rights.

We do not have any restrictions on voting rights nor have we cooperated in the issuance of depositary receipts for shares.

Agreements with shareholders that may give rise to restrictions on the transfer of shares or restrictions of voting rights.

We do not have any agreements with shareholders that may give rise to restrictions on the transfer of shares or restrictions of voting rights. However, please see below under “Shareholders’ Agreements” for certain information on shareholders’ agreements regarding us to which we are not a party.

Provisions on appointment and dismissal of members of our Managing Board and Supervisory Board and amendment of our Articles of Association.

Please see the information included above under “Managing Board” and “Supervisory Board” with respect to the appointment and dismissal of the members of our Managing Board and Supervisory Board.

Our Articles of Association can be amended by our General Meeting of Shareholders, upon the proposal of our Supervisory Board, by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. If a quorum is not present, a further meeting can be convened which shall, irrespective of the share capital represented, to pass a resolution. If the relevant amendment affects the rights of holders of common shares or holders of preference shares, the approval of the meeting of holders of common shares and the meeting of holders of preference shares, respectively, is required.

Authority of the Managing Board and Supervisory Board regarding the issuance and repurchase of shares.

Pursuant to our Articles of Association, our Managing Board does not have the authority to issue shares or grant rights to subscribe for shares. Our Supervisory Board has this authority. Our 2021 AGM, held on May 27, 2021, authorized our Supervisory Board, until the conclusion of the 2022 AGM, to resolve upon: (i) the issuance of common shares or the granting of rights to subscribe for common shares in our share capital, up to a maximum of 10% of our issued common share capital as per December 31, 2020, but not exceeding the limits of authorized share capital, (ii) the terms and conditions of an issuance of common and preference shares; and (iii) the limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of common shares or rights to subscribe for it.

Pursuant to a shareholders’ resolution adopted at our 2021 AGM held on May 27, 2021, our Managing Board, subject to the approval of our Supervisory Board, was authorized, until the conclusion of the 2022 AGM, to acquire common shares and/or preference shares subject to the limits of our Articles of Association and the acquisition price conditions set forth in such shareholders’ resolution. Furthermore, our Articles of Association provide that we shall be able to acquire shares in our own share capital in order to transfer these shares under employee stock option or stock purchase plans, without an authorization of our General Meeting of Shareholders.

Significant agreements to which we are a party and which contain change of control rights

On June 22, 2017, we announced the issuance of senior unsecured bonds, in two tranches, one of $750 million with a maturity of 5 years and one of $750 million with a maturity of 7 years, convertible into new or existing common shares in our share capital. On July 28, 2020, we announced the issuance of senior unsecured bonds, in two tranches, one of $750 million with a maturity of 5 years and one of $750 million with a maturity of 7 years, convertible into new or existing common shares in our share capital. Pursuant to the terms and conditions of the senior bonds (the “Conditions”), bondholders have certain conversion rights and redemption rights upon a change of control, all as provided in the Conditions.

Agreements with the sole member of our Managing Board and other employees regarding distributions upon the termination of their employment contract in connection with a public offer on us.

The contract of our President and Chief Executive Officer, Mr. Jean-Marc Chery, provides that upon a change of control following a takeover bid (i) all unvested stock awards granted to Mr. Chery will fully vest and (ii) the bonus payable under our Executive Incentive Plan will be due for the full amount, which is 150% of the executive gross annual base salary. Such benefits are not linked to termination of the employment agreement.

Stichting Continuïteit ST — our preference shares

We have an option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”), regarding our preference shares. This is a common practice used by a majority of publicly traded Dutch companies. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of us. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued.

The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The shares would be issuable in the event of actions which the board of the Stichting determines would be contrary to our interests, our shareholders and our other stakeholders and which in the event of a creeping acquisition or offer for our common shares are not supported by our Managing Board and Supervisory Board. The preference shares may remain outstanding for no longer than two years.

No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by our Managing Board and our Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders.

The board of the Stichting is currently comprised of the following three members:

•	Professor S.C.J.J. Kortmann, a well-known professor at law at the Radboud University in Nijmegen, The Netherlands, as Chairman of the Board;
•	Mr. F. Ago, a well-known and experienced attorney at law in Italy; and
•	Mr. E. Alphandery, a professor of economics and former French Minister of Economy.

All members of the board of the Stichting are independent from the Company.

5.8. Shares without voting rights and shares which do not give any or only a limited right to share in the profits or reserves

We do not have any shares without voting rights or shares which do not give any or only a limited right to share in the profits or reserves of the Company.

5.9. Code of Conduct

Our Code of Conduct is designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our employees are expected to adhere and advocate. Our Code of Conduct is applicable to all of our employees and senior managers. We have adapted and will amend our Code of Conduct and related policies, as appropriate, to raise awareness, ensure effectiveness and compliance, and to reflect regulatory or other changes. Our Code of Conduct also encourage our employees (or any interest third party) to speak up and express any concern they may have in good faith, without fear of retaliation. Our Code of Conduct provides that if any employee or senior manager acts in contravention of the principles set forth therein, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal. Our Code of Conduct is available on our website in the Corporate Governance section, at http://investors.st.com.

5.10. Deviations from the Dutch Corporate Governance Code

According to the DCGC, we are required to publish a list of current deviations from the DCGC, and an explanation why we do not comply (“Comply or Explain”). Because we are listed on the NYSE, we are required to comply with the U.S. Sarbanes-Oxley Act of 2002, as well as NYSE listing rules, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission (“SEC”). For the full text of (i) the U.S. Sarbanes-Oxley Act of 2002, please see https://www.govinfo.gov/content/pkg/COMPS-1883/pdf/COMPS-1883.pdf, (ii) the NYSE listing rules, please see https://nyseguide.srorules.com/listed-company-manual and (iii)  the rules and regulations promulgated by the SEC, please https://www.sec.gov.

We comply with such principles and best practice provisions or by explaining why it deviates from such provisions. We comply such principles and best practice provisions, with the exception of the following best practice provisions:

•

Best practice provision 3.1.2. vii.: No specific holding term of five years apply to the unvested stock awards granted to the sole member of our Managing Board, our President and Chief Executive Officer, under the LTIP. This element is part of the employment conditions on the basis of which the sole member of the Managing Board accepted his responsibilities in 2005. Those conditions are among others based on the international context in which we operate, industry standards and applicable laws, and in line with our remuneration policy updated by our 2021 AGM.

•

Best practice provision 3.2.3: The remuneration in the event of dismissal of the sole member of our Managing Board exceeds one year’s salary and is equal to a gross lump sum payment in the amount of two years of the last gross annual salary, plus the variable (being the average of the last three-year payout), subject to any and all legal, regulatory and/or contractual deductions applicable. Furthermore, the Unvested Stock Awards allocated to the sole member of our Managing Board under the Unvested Stock Awards Plan that are not exercisable and vested will become fully exercisable and fully vested without any condition linked to this accelerated vesting. The remuneration in the event of dismissal shall be paid only if the employment agreement is terminated by us. This element is part of the employment conditions on the basis of which the sole member of the Managing Board accepted his responsibilities in 2005. Those conditions were among others based on the international context in which we operate, industry standards and applicable laws, and in line with our, at that time, remuneration policy as approved by our 2005 AGM and the updated remuneration policy by our 2021 AGM. This departure is expected to continue for more than one financial year.

•

Best practice provision 3.4.1: We believe we comply with most elements of this best practice provision but do not disclose certain select compensation information, among others, to the extent that we believe it is competitively sensitive information that if disclosed could harm our ability to attract and retain executives and other key personnel.
•

Best practice provision 2.2.2: The term of office of Supervisory Board members may from time to time exceed the maximum term mentioned in the DCGC. However, if the maximum term is exceeded, this is always approved by our shareholders as members of our Supervisory Board are appointed by our General Meeting of Shareholders. As mentioned in our Supervisory Board Charter, we consider that it may not always be in our best interests to limit the number of terms members may serve on our Supervisory Board. However, none of the current members of our Supervisory Board currently exceed the maximum term mentioned in the DCGC.

•

Best practice provision 2.1.7: As explained in the report of our Supervisory Board, our criteria deviate from the criteria as included in best practice provision 2.1.7 of the DCGC, specifically item iii. of such best practice provisions, but are in conformity with governance listing standards of the NYSE and our Corporate Governance Charter as approved by our shareholders in the 2004 AGM. This departure is expected to continue for more than one financial year.

•

Best practice provision 2.3.4: The Chairman of our Supervisory Board is also the Chairman of the Compensation Committee. This has been a standing practice for many years and is functioning well within our governance. This departure is expected to continue for more than one financial year.

5.11. Major Shareholders

Holders of our shares (including certain comparable instruments, such as instruments with a value (partly) dependent on shares or distributions on shares, or contracts creating an economic position similar to shares) or voting rights (including potential interests, such as via options or convertible bonds) may have disclosure obligations under Dutch law. Any person or entity whose direct or indirect interest in our share capital or voting rights (including potential interest) reaches, exceeds or falls below a certain threshold must make a disclosure to the AFM immediately. The threshold percentages are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. If a person’s direct or indirect interest in the share capital or voting rights passively reaches, exceeds or falls below the abovementioned thresholds (e.g. as a result of a change in the capital of the company), the person in question must give notice to the AFM no later than the fourth trading day after the AFM has published the change in the share capital and/or voting rights in the public register. In addition, a notification requirement applies in respect of shares with special statutory rights (e.g. priority shares), regardless of the abovementioned percentages.

Furthermore, each person who is or ought to be aware that the substantial holding he holds in the Company, reaches, exceeds or falls below any of the abovementioned thresholds vis-à-vis his most recent notification to the AFM, which change relates to the composition of the notification as a result of certain acts (e.g. (i) the exchange of certain financial instruments for shares or depositary receipts for shares, (ii) the exchange of shares for depositary receipts for shares, or (iii) as a result of the exercise of rights pursuant to a contract for the acquisition of voting rights) must give notice to the AFM no later than the fourth trading day after he became or ought to be aware of this change.

For the purpose of calculating the percentage of capital interest or voting rights, among others, the following interests must be taken into account: (i) those directly held by him; (ii) those held by his controlled undertakings for purposes of the Dutch Financial Supervision Act; (iii) shares held by a third party for such person’s account and the votes such third party may exercise; (iv) the votes held by a third party if such person has concluded an oral or written voting agreement with such party which provides for a lasting common policy on voting; (v) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a temporary and paid transfer of the votes; and (vi) the votes which a person may exercise as a proxy but in his own discretion. A person who has a 3% or larger interest in the share capital or voting rights and who ceases to be a controlled undertaking must without delay notify the AFM. As of that moment, all notification obligations under the Dutch Financial Supervision Act will become applicable to the former controlled undertaking itself. The management company of a common fund (beleggingsfonds) shall be deemed to have the disposal of the shares held by the depositary and the related voting rights. The depositary of a common fund shall be deemed not to have the disposal of shares or voting rights. Furthermore, special rules apply to the attribution of the ordinary shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of our shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on our shares. If a pledgor or usufructuary acquires such voting rights, this may also trigger a notification obligation for the holder of our shares. A person is also deemed to hold shares if he has a financial instrument (i) whose rise in value depends in part on the rise in value of the underlying shares or on dividend or other payments on those shares (in other words, a long position must be held in those shares), and (ii) which does not entitle him to acquire shares in a listed company (i.e., it is a cash-settled financial instrument). In addition, a person who may, by virtue of an option, be obliged to buy shares in a listed company is also equated with a shareholder. Moreover, a person who has entered into a contract (other than a cash-settled financial instrument) that gives him an economic position comparable to that of a shareholder in a listed company is also deemed to hold shares for the purposes of the disclosure obligation.

The holder of a financial instrument representing a short position in our shares is required to notify the AFM if such short position, expressed in a capital percentage, reaches or crosses a threshold percentage. The threshold percentages are the same as referred to above in this section. Short position refers to the gross short position (i.e., a long position held by the holder cannot be offset against the short position). There is also a requirement to notify the AFM of the net short position (i.e., long positions are offset against short positions) if such short position, expressed in a capital percentage, reaches or crosses a threshold percentage; The threshold percentages are 0.2% and each 0.1% above that. Notifications as of 0.5% and each 0.1% above that will be published by the AFM. The notification shall be made no later than 3:30 pm CET on the following trading day.

Under Dutch law, the sole member of our Managing Board and each of the members of our Supervisory Board must without delay notify the AFM of any changes in his interest or potential interest in our share capital or voting rights. Under the European Market Abuse Regulation, the sole member of our Managing Board, the members of the Executive Committee and each of the members of our Supervisory Board, as well as any other person who would have the power to take managerial decisions affecting the future developments and business prospects of the Company having regular access to inside information relating, directly or indirectly, to the Company, must notify the AFM of any transactions conducted for his or her own account relating to the shares or in financial instruments the value of which is also based on the value of the shares. In addition, certain persons who are closely associated with members of the Managing Board, the Executive Committee and Supervisory Board or any of the other persons as described above, are required to notify the AFM of any transactions conducted for their own account relating to the shares or in financial instruments the value of which is also based on the value of the shares.

The AFM publishes all notifications on its public website (www.afm.nl). Non-compliance with the notification obligations under European or Dutch law can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with these notification obligations may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to our shares held by the offender for a maximum of three years, (suspension and) nullification of a resolution adopted by our shareholders’ meeting (if it is likely that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire our shares or votes for a period of no more than five years. Shareholders are advised to consult with their own legal advisers to determine whether notification obligations apply to them.

The following table sets forth certain information with respect to the ownership of our issued common shares as of December 31, 2021 based on information available to us:

	Common Shares Owned
Shareholders	Number	%
STMicroelectronics Holding N.V. (“ST Holding”)	250,704,754	27.51
Public (1)	655,813,303	71.97
Treasury shares	4,758,863	0.52
Total	911,276,920	100.0
(1)

According to the report available on Schedule 13G filed with the SEC on February 7, 2022, we understand that as of December 31, 2021 BlackRock, Inc. is the beneficial owner of 69,309,935 of our common shares (representing approximately 7.6% of our outstanding common shares).

We are not aware of any significant change over the past three years in the percentage ownership of our shares by ST Holding, our major shareholder. ST Holding does not have any different voting rights from those of our other shareholders.

According to the report on Schedule 13G (“ST Holding 13G”) jointly filed with the SEC on February 11, 2020 by ST Holding, the Italian Ministry of the Economy and Finance (the “MEF”), Bpifrance Participations S.A., a successor to its former wholly-owned subsidiary FT1CI, (“Bpifrance” and together with the MEF, the “STH Shareholders”) and the Italian Government and the French Government, each indirectly through the MEF and Bpifrance, respectively, hold 14.1% of our share capital as of December 31, 2019. The ownership percentages of each the MEF and Bpifrance are based on 891,434,489 shares outstanding as of December 31, 2019. As of this date, no report on 13G in respect of the STH Shareholders was filed subsequent to the ST Holding 13G. On November 17, 2016, Commissariat à l’Energie Atomique et aux Énergies Alternatives (“CEA”) and Bpifrance, which were, at the time, the shareholders of FT1CI, entered into a share purchase agreement pursuant to which CEA transferred 721,513 shares of FT1CI to Bpifrance. As a result of the transaction, Bpifrance increased its shareholding in FT1CI from 79.2% to 95.1%, with CEA retaining the remaining 4.9% in FT1CI. On November 16, 2018, CEA and Bpifrance entered into a second purchase agreement, pursuant to which CEA transferred 222,265 shares, representing its remaining ownership interest in FT1CI, to Bpifrance. As a result of this transaction, Bpifrance became the sole shareholder of FT1CI. On June 21, 2019, FT1CI merged with and into Bpifrance and ceased to exist.

All transactions with major shareholders were in compliance with provisions of the 2016 Dutch Corporate Governance Code.

5.11. Shareholders’ Agreements

5.11.1. STH Shareholders’ Agreement

The filers of the ST Holding 13G have entered into a shareholders agreement which governs relations between them, including for certain matters relating to the ownership of our shares and the actions of our management to the extent shareholder approval is required (the “STH Shareholders Agreement”). Below is a brief summary of certain details from the ST Holding 13G.

5.11.1.1.        Standstill

The STH Shareholders’ Agreement contains a standstill provision that precludes any of the parties and the parties’ affiliates from acquiring, directly or indirectly, any of our common shares or any instrument providing for the right to acquire any of our common shares other than through ST Holding. The standstill is in effect for as long as such party holds our common shares through ST Holding. The parties agreed to continue to hold their stakes in us at all times through the current holding structure of ST Holding, subject to certain limited exceptions.

5.11.1.2.        Corporate Governance

The STH Shareholders’ Agreement provides for a balanced corporate governance between the STH Shareholders for the duration of the “Balance Period”, despite actual differences in indirect economic interest in us. The “Balance Period” lasts as long as each STH Shareholder owns at any time a voting stake in ST Holding equal to at least 47.5% of the total voting stakes of ST Holding.

Managing Board and Supervisory Board members can only be appointed by the General Meeting of Shareholders upon a proposal by the Supervisory Board. The Supervisory Board passes resolutions, including on such a proposal, by at least three quarters of the votes of the members in office. The STH Shareholders Agreement, to which STM is not a party, furthermore provides that: (i) each of the STH Shareholders, Bpifrance, on the one hand, and the MEF, on the other hand, may propose the same number of members for election to the Supervisory Board by our shareholders, and ST Holding shall vote in favor of such members; and (ii) any decision relating to the voting rights of ST Holding shall require the unanimous approval of the STH Shareholders. ST Holding may therefore be in a position to effectively control actions that require shareholder approval, including, as discussed above, the proposal of six out of nine members for election to our Supervisory Board (three members by each STH Shareholder) and the appointment of our Managing Board, as well as corporate actions, and the issuance of new shares or other securities. As a result of the STH Shareholders Agreement, the Chairman of our Supervisory Board is proposed by an STH Shareholder for a three-year term, and the Vice-Chairman of our Supervisory Board is proposed by the other STH Shareholder for the same period, and vice-versa for the following three-year term. The STH Shareholder proposing the appointment of the Chairman may furthermore propose the appointment of the Assistant Secretary of our Supervisory Board, and the STH Shareholder proposing the appointment of Vice-Chairman proposes the appointment of the Secretary of our Supervisory Board. Finally, each STH Shareholder also proposes the appointment of a Financial Controller to the Supervisory Board.

The STH Shareholders furthermore agreed that during the Balance Period, any other decision, to the extent that a resolution of ST Holding is required, must be pursuant to the unanimous approval of the shareholders of ST Holding.

At the end of the Balance Period i.e., once a shareholder’s voting stake in ST Holding has decreased under the 47.5% threshold, such STH Shareholder being thereafter referred to as “minority shareholder” and the other one being referred to as “majority shareholder”, the members of our Supervisory Board and those of ST Holding designated by the minority shareholder of ST Holding will, pursuant to the Shareholders’ Agreement, immediately resign upon request of ST Holding’s majority shareholder.

After the end of the Balance Period, unanimous approval by the shareholders of ST Holding remains required to approve:

i.

As long as any of the STH Shareholders indirectly owns at least the lesser of 3% of our issued and outstanding share capital or 10% of the STH Shareholders’ aggregate stake in us at such time, with respect to ST Holding, any changes to the articles of association, any issue, acquisition or disposal of shares in ST Holding or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which ST Holding is proposed to be a party.

ii.

As long as any of the STH Shareholders indirectly owns at least 33% of the STH Shareholders’ aggregate stake in us, certain changes to our articles of association (including any alteration in our authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for our common shares, changes to the rights attached to our shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board’s approval, the Supervisory Board’s voting procedures, extraordinary General Meetings of Shareholders and quorums for voting at General Meetings of Shareholders).

iii.

Any decision to vote our shares held by ST Holding at our General Meeting of Shareholders with respect to any substantial and material merger decision. In the event of a failure by the STH Shareholders to reach a common decision on the relevant merger proposal, our shares attributable to the minority shareholder and held by ST Holding will be counted as present for purposes of a quorum of shareholders at one of our

General Meeting of Shareholders, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).
iv.

In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for the Supervisory Board to be proposed by ST Holding if that shareholder indirectly owns at least 3% of our total issued and outstanding share capital, with the majority STH Shareholder retaining the right to appoint that number of members to the Supervisory Board that is at least proportional to such majority shareholder’s voting stake.

Finally, at the end of the Balance Period, the unanimous approval required for other decisions taken at the STMicroelectronics N.V. level shall only be compulsory to the extent possible, taking into account the actual power attached to the direct and indirect shareholding together held by the STH Shareholders in our company.

5.11.1.3.        Ownership of ST Shares

The STH Shareholders Agreement provides that each STH Shareholder retains the right to cause ST Holding to dispose of its stake in us at its sole discretion pursuant to the issuance of financial instruments, an equity swap, a structured finance deal or a straight sale; however, except in the case of a public offer, no sales by any party to the STH Shareholders Agreement may be made of any of our shares or any shares of Bpifrance or ST Holding to any of our top ten competitors or any company controlling such a competitor. The STH Shareholders Agreement also requires all of the parties to the STH Shareholders Agreement to hold their stakes in us at all time through the current holding structure of ST Holding, subject to certain limited exceptions, and precludes all such parties and their affiliates from acquiring any of our common shares other than through ST Holding.

5.11.1.4.        Change of Control Provision

The STH Shareholders Agreement provides for tag-along rights, pre-emptive rights, and provisions with respect to a change of control of any of the STH Shareholders, on the one hand, and the Italian Ministry of the Economy and Finance, on the other hand. The STH Shareholders may transfer shares of ST Holding, to any of their respective affiliates, which could include entities ultimately controlled by the Italian Government or the French Government.

5.11.1.5.        Deadlock

In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the STH Shareholders’ Agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party’s interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to resolve the deadlock.

5.11.1.6.        Duration

The STH Shareholders’ Agreement will remain in force as long as the Italian State, on the one hand and Bpifrance, on the other hand, are shareholders of ST Holding.

6.    Dividend Policy

Our dividend policy reads as follows: “STMicroelectronics seeks to use its available cash in order to develop and enhance its position in a competitive semiconductor market while at the same time managing its cash resources to reward its shareholders for their investment and trust in STMicroelectronics. Based on its results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes on an annual basis to the Supervisory Board, whenever deemed possible and desirable in line with STMicroelectronics’ objectives and financial situation, the distribution of a quarterly cash dividend, if any. The Supervisory Board, upon the proposal of the Managing Board, decides or proposes on an annual basis, in accordance with this policy, which portion of the profits or distributable reserves shall not be retained in reserves to fund future growth or for other purposes and makes a proposal concerning the amount, if any, of the quarterly cash dividend.”

On May 27, 2021, our shareholders approved a cash dividend of US$0.24 per outstanding share of our common stock, which was distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2021 and will also be distributed in the first quarter of 2022. Future dividends, if any, and their timing and amounts may be affected by our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important. For a history of dividends paid by us to our shareholders, see Note 7.6.21.7 of our Consolidated Financial Statements.

7.    Consolidated financial statements

7.1. Consolidated income statement

		Year ended
In millions of USD except per share amount	Notes	December 31, 2021	December 31, 2020
Sales	7.6.26	12,729	10,181
Other revenues	7.6.26	32	38
Total revenues		12,761	10,219
Cost of sales	7.6.28	(7,708)	(6,819)
Gross profit		5,053	3,400
Selling, general and administrative	7.6.28	(1,319)	(1,123)
Research and development	7.6.28	(1,388)	(1,272)
Other income	7.6.29	176	292
Other expenses	7.6.29	(70)	(64)
Operating profit		2,452	1,233
Finance income	7.6.30	13	105
Finance costs	7.6.30	(441)	(544)
Share of profit of joint ventures		-	2
Profit before income tax		2,024	796
Income tax expense	7.6.32	(307)	(100)
Net profit		1,717	696
Attributable to:
The equity holders of the parent		1,711	694
Noncontrolling interest		6	2
Net profit		1,717	696
Earnings per share attributable to the equity holders of the parent
Earnings per share (Basic)	7.6.33	1.89	0.78
Earnings per share (Diluted)	7.6.33	1.85	0.76

The accompanying notes are an integral part of these consolidated financial statements

7.2. Consolidated statement of comprehensive income

		Year ended
In millions of USD	Notes	December 31, 2021	December 31, 2020
Net profit		1,717	696
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss
Re-measurements of employee benefit obligations		40	—
Income tax effect		(3)	—
Re-measurements of employee benefit obligations, net of tax		37	—
Changes in Fair value of unquoted equity securities at FVOCI	7.6.15.1	—	(2)
Income tax effect		—	—
Net changes in Fair value of equity instruments at FVOCI		—	(2)
Total items that will not be reclassified to profit or loss		37	(2)
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		(188)	202
Cash flow hedges	7.6.31	(68)	39
Income tax effect		9	(4)
Net movement on cash flow hedges		(59)	35
Changes in Fair value of debt instruments at FVOCI	7.6.15.1	(1)	—
Income tax effect		—	—
Net changes in Fair value of debt instruments at FVOCI		(1)	—
Total items that may be subsequently reclassified to profit or loss		(248)	237
Other comprehensive income (loss), net of tax		(211)	235
Total comprehensive income, net of tax		1,506	931
Attributable to:
The equity holders of the parent		1,500	929
Noncontrolling interest		6	2
Total comprehensive income, net of tax		1,506	931

The accompanying notes are an integral part of these consolidated financial statements

7.3. Consolidated statement of financial position

In millions of USD	Notes	December 31, 2021	December 31, 2020*
Non-current assets
Property, plant and equipment	7.6.11	5,778	4,778
Goodwill	7.6.14	295	312
Intangible assets	7.6.13	1,407	1,294
Other non-current financial assets	7.6.15.1	65	68
Deferred tax assets	7.6.32	438	482
Other non-current assets	7.6.16	596	698
Total non-current assets		8,579	7,632
Current assets
Inventories	7.6.17	1,978	1,838
Trade accounts receivable	7.6.18	1,759	1,465
Other current financial assets	7.6.15.1	6	259
Other receivables and assets	7.6.19	575	520
Short-term deposits	7.6.15.1	291	581
Cash and cash equivalents	7.6.20	3,225	3,006
Total current assets		7,834	7,669
Total assets		16,413	15,301
Equity
Equity attributable to the equity holders of the parent		9,517	8,263
Noncontrolling interest		64	58
Total equity	7.6.21	9,581	8,321
Non-current liabilities
Interest-bearing loans and borrowings	7.6.15.3	2,391	1,821
Other non-current financial liabilities	7.6.15.2	755	625
Employee benefits	7.6.23	564	616
Deferred tax liabilities	7.6.32	48	63
Other non-current liabilities		109	101
Total non-current liabilities		3,867	3,226
Current liabilities
Interest-bearing loans and borrowings – current portion	7.6.15.3	143	796
Trade accounts payable	7.6.24	1,582	1,166
Other payables and accrued liabilities	7.6.24	266	274
Employee benefits – current portion	7.6.23	775	696
Current provisions	7.6.22	6	6
Other current financial liabilities	7.6.15.2	125	732
Income tax payable	7.6.32	68	84
Total current liabilities		2,965	3,754
Total equity and liabilities		16,413	15,301

The accompanying notes are an integral part of these consolidated financial statements

*Comparative figures have been adjusted to reflect a change in accounting policy, following the IFRIC agenda decision issued in 2021. The change in accounting policy affects pension accounting for defined benefit plans with certain characteristics found in retirement indemnities plans in one of the countries where the Group operates. The change in accounting policy was applied retrospectively and resulted in a decrease in non-current liabilities for employee benefits of $18 million and a reduction in non-current deferred tax assets of $5 million as of December 31, 2020.

7.4. Consolidated statement of changes in equity

For the year ended December 31, 2021

In millions of USD	Notes	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings*	Equity attributable to the equity holders of the parent*	Non controlling interest	Total equity*
As at January 1, 2021		1,157	2,272	(93)	1,723	3,204	8,263	58	8,321
Net profit		—	—	—	—	1,711	1,711	6	1,717
Other comprehensive income, net of tax		—	—	—	(211)	—	(211)	—	(211)
Total comprehensive income		—	—	—	(211)	1,711	1,500	6	1,506
Settlement of senior convertible bonds	7.6.15.3	—	11	220	—	—	231	—	231
Transfer of cash flow hedge reserve to inventories		—	—	—	6	—	6	—	6
Repurchase of common stock		—	—	(485)	—	—	(485)	—	(485)
Employee share award scheme	7.6.21.5	—	—	158	220	(158)	220	—	220
Dividends		—	—	—	—	(218)	(218)	—	(218)
As at December 31, 2021		1,157	2,283	(200)	1,738	4,539	9,517	64	9,581

The accompanying notes are an integral part of these consolidated financial statements

*Comparative figures have been adjusted to reflect a change in accounting policy, following the IFRIC agenda decision issued in 2021. The change in accounting policy affects pension accounting for defined benefit plans with certain characteristics found in retirement indemnities plans in one of the countries where the Group operates. The change in accounting policy was applied retrospectively and resulted in an increase in Retained Earnings of $13 million, net of deferred income tax, as of December 31, 2020.

For the year ended December 31, 2020

In millions of USD	Notes	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings*	Equity attributable to the equity holders of the parent*	Non controlling interest	Total equity*
As at January 1, 2020, as reported		1,157	2,189	(328)	1,317	2,751	7,086	68	7,154
Change in accounting policy*		—	—	—	—	13	13	—	13
As at January 1, 2020, as restated		1,157	2,189	(328)	1,317	2,764	7,099	68	7,167
Net profit		—	—	—	—	694	694	2	696
Other comprehensive income, net of tax		—	—	—	235	—	235	—	235
Total comprehensive income		—	—	—	235	694	929	2	931
Settlement of senior convertible bonds	7.6.15.3	—	83	258	—	—	341	—	341
Transfer of cash flow hedge reserve to inventories		—	—	—	(2)	—	(2)	—	(2)
Repurchase of common stock		—	—	(125)	—	—	(125)	—	(125)
Employee share award scheme	7.6.21.5	—	—	102	173	(102)	173	—	173
Dividends		—	—	—	—	(152)	(152)	—	(152)
Dividends to noncontrolling interest		—	—	—	—	—	—	(12)	(12)
As at December 31, 2020*		1,157	2,272	(93)	1,723	3,204	8,263	58	8,321

The accompanying notes are an integral part of these consolidated financial statements

*Comparative figures have been adjusted to reflect a change in accounting policy, following the IFRIC agenda decision issued in 2021. The change in accounting policy affects pension accounting for defined benefit plans with certain characteristics found in retirement indemnities plans in one of the countries where the Group operates. The change in accounting policy was applied retrospectively and resulted in an increase in Retained Earnings of $13 million, net of deferred income tax, as of December 31, 2020.

7.5. Consolidated statement of cash flows

		Year ended
In millions of USD	Note	December 31, 2021	December 31, 2020
Cash flows from operating activities
Net profit		1,717	696
Items to reconcile net result and cash flows from operating activities:
Depreciation and amortization		1,349	1,262
Interest and amortization of issuance costs on convertible bonds		39	47
Change in fair value of embedded non-equity derivative instruments		392	410
Share-based compensation		230	174
Other non-cash items		(131)	(158)
Deferred income tax		20	(67)
Share of profit of joint ventures		—	(2)
Impairment, restructuring charges and other related closure costs, net of cash payments		41	107
Changes in net working capital:
Movement of trade receivables, net		(307)	(72)
Movement of inventories, net		(188)	(84)
Movement of trade payables		95	161
Movement of other assets and liabilities, net		479	94
Interests paid		(8)	(12)
Interests received		13	40
Income tax paid		(279)	(138)
Net cash from operating activities		3,462	2,458
Cash flows used in investing activities
Payments for purchases of tangible assets		(1,830)	(1,283)
Proceeds from sale of tangible assets		2	4
Net proceeds from (investments in) short-term deposits	7.6.15.1	290	(577)
Proceeds from matured marketable securities	7.6.15.1	132	—
Payments for purchase of intangible assets		(444)	(371)
Net payments for financial assets	7.6.16	(17)	—
Proceeds from sale of equity investment		2	1
Payment for business acquisitions, net of cash acquired		—	(113)
Net cash used in investing activities		(1,865)	(2,339)
Cash flows from (used in) financing activities
Proceeds from interest-bearing loans and borrowings	7.6.15.3	788	4
Repayment of interest-bearing loans and borrowings	7.6.15.3	(134)	(184)
Net proceeds from issuance of convertible bonds	7.6.15.3	—	1,567
Repayment of issued convertible bonds	7.6.15.3	(1,263)	(750)
Payment of lease liabilities	7.6.15.3	(64)	(59)
Repurchase of ordinary shares		(485)	(125)
Dividends paid to equity holders of the parent		(205)	(168)
Dividends paid to noncontrolling interest		(6)	(6)
Net cash from (used in) financing activities		(1,369)	279
Effect of changes in exchange rates		(9)	1
Net cash increase		219	399
Cash and cash equivalents and restricted cash at the beginning of the period		3,006	2,607
Cash and cash equivalents and restricted cash at the end of the period		3,225	3,006

The accompanying notes are an integral part of these consolidated financial statements

7.6. Notes to the consolidated financial statements

7.6.1. Corporate information

STMicroelectronics N.V. (“the Company”), with Commercial Register No. 33194537 and RSIN 008751171, is organized under the laws of the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, the Netherlands. Headquarters and operational offices are managed through STMicroelectronics International N.V., a wholly owned subsidiary of STMicroelectronics N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland.

The Company and its subsidiaries (together “the Group”) are a global independent semiconductor group of companies that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

The Group’s products are used in a wide variety of applications for the four end-markets the Group addresses: automotive, industrial, personal electronics and communications equipment, computers and peripherals. For the automotive and industrial markets, the Group addresses a wide customer base, particularly in industrial, with a broad and deep product portfolio. In personal electronics and communications equipment, computers and peripherals, the Group has a selective approach both in terms of the customers the Group serves, as well as in the technologies and products it offers.

The Company is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana (Italian Stock Exchange).

These consolidated financial statements have been approved by the Supervisory Board on March 23, 2022 for submission to the Annual General Meeting of Shareholders.

7.6.2. Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, debt and equity financial assets that have been measured at fair value. The consolidated financial statements are presented in dollars of the United States of America and all values are rounded to the nearest million ($ million) except when otherwise stated. Under Article 35 of the Company’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year.

7.6.3. Statement of compliance

These consolidated financial statements are prepared for Dutch statutory purposes in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. These consolidated financial statements also comply with Article 362.9 of Book 2 of the Dutch Civil Code. For internal and external financial reporting purposes, the Group uses generally accepted accounting principles in the United States (“U.S. GAAP”) as its primary set of reporting standards.

7.6.4. Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries for the year ended December 31, 2021.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control and continues to be consolidated until the date that such control ceases. Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. If the Group loses control over a subsidiary, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary
•	Derecognizes the amount of any non-controlling interest
•	Derecognizes the cumulative translation differences, recorded in equity
•	Recognizes the fair value of the consideration received
•	Recognizes the fair value of any investment retained
•	Recognizes any surplus or deficit in profit or loss
•	Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows resulting from intra-group transactions are eliminated in full on consolidation.

Non-controlling interest is the share of equity in a subsidiary not attributable, directly or indirectly, to the parent company. Non-controlling interest is presented separately in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of financial position and consolidated statement of changes in equity respectively.

Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

7.6.5. Changes in accounting policies

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2020. New accounting guidance was effective and adopted by the Group on January 1, 2021, with no material effect on the Group’s consolidated financial statements. Changes to significant accounting policies are described below:

Amendments to existing standards adopted in 2021

The Group adopted the following new or amended standards on January 1, 2021:

Amendments to IFRS 9, IFRS 7, IFRS 4 and IFRS 16, Interest Rate Benchmark (IBOR) Reform (Phase 2): the amendments address issues that arise during the reform of an interest rate benchmark, including the replacement of one benchmark with an alternative one. The amendments correspond to the second phase of the project undertaken by the IASB to consider what reliefs, if any, to give from the effect of the IBOR reform. The Phase 1 amendments, as adopted on January 1, 2020, provided temporary reliefs from applying specific hedge accounting requirements to relationships affected by uncertainties arising as a result of the IBOR reform. The Phase 2 amendments address issues that arise from the implementation of the IBOR reform, including the accounting for changes in the basis for determining contractual cash flows as a result of the IBOR reform, the prospective cease-application of Phase 1 reliefs, additional temporary exceptions from applying specific hedge accounting requirements and the requirements for additional disclosures related to the IBOR reform. The Phase 2 amendments were endorsed by the European Union, with January 1, 2021 as effective date. These amendments did not have a significant impact upon adoption.

The following amendments to existing standards also became effective in 2021, with no material impact on the accounting policies, financial position or performance of the Group:

•	Amendments to IFRS 3 Business Combinations, IAS 16 Property, Plant and Equipment, IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Improvements to IFRS (2018-2020)
•	Amendments to IFRS 4 Insurance Contracts – deferral of IFRS 9
•	Amendments to IFRS 16 Leases COVID-19 - Related Rent Concessions beyond June 30, 2021

7.6.6. Standards and amendments issued but not yet effective

Standards and amended standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below. The detailed descriptions of new or amended standards and interpretations issued are those that the Group reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt these standards when they become effective.

Amendments to IAS 1, Presentation of Financial Statements: the amendments specify the requirements for classifying liabilities as current or non-current by clarifying the requirements of IAS 1 when an entity expects to refinance or roll over an obligation under an existing loan facility. The amendments also have implications on the requirements related to covenant breaches. The amendments clarify: what is meant by a right to defer settlement; that a right to defer must exist at the end of the reporting period and that the classification is not affected by the likelihood that an entity will exercise its deferral right and; that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. IAS 1, as amended, has not been endorsed by the European Union yet. The Group will apply these amendments when effective. The presentation on the consolidated statement of financial position of the convertible bonds issued in 2020 is in the scope of the amended guidance, which is not expected to have a significant impact upon adoption.

Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies: the amendments require entities to disclose their material accounting policy information rather than their significant accounting policies. IAS 1, as amended, has been endorsed by the European Union and will become effective on January 1, 2023. The Group will apply these amendments when effective and will modify its disclosures related to the Group’s accounting policies accordingly. These amendments are not expected to have a material impact upon adoption.

Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates: the amendments introduce the definition of accounting estimates (defined as monetary amounts in financial statements that are subject to measurement uncertainty) and clarify the distinction between changes in accounting estimates and changes in accounting policies.  IAS 8, as amended, has been endorsed by the European Union and will become effective on January 1, 2023. The Group will apply these amendments when effective. These amendments are not expected to have a material impact upon adoption.

Amendments to IAS 12, Income Taxes: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction: the amendments require to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. IAS 12, as amended, has not been endorsed by the European Union yet.   The amendments should be applied on a modified retrospective basis. The Group will apply the amended standard when effective and will recognize a deferred tax asset – to the extent that it is probable that taxable profit in the corresponding jurisdictions will be available against which the deductible temporary difference can be utilized – and a deferred tax liability for all deductible and taxable temporary differences in the scope of the guidance, including lease accounting and the recognition of deferred tax on outstanding convertible bonds.

The following new standard and amendments to existing standards are not expected to have a material impact on the accounting policies, financial position or performance of the Group:

•	IFRS 17: Insurance Contracts and amendments to IFRS 17 and IFRS 9 – Comparative Information

7.6.7. Summary of significant accounting policies

7.6.7.1.        Business combinations and goodwill

The Group applies the acquisition method to account for business combinations. The consideration transferred in a business combination (including any deferred and contingent consideration) is measured at fair value. Acquisition-related costs are expensed as incurred.

Each identifiable asset and liability are, with limited exceptions as set forth in the purchase accounting method, measured initially at the acquisition-date fair value. Only components of noncontrolling interest that constitute a present ownership interest and entitle their holder to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or at the present ownership interests’ proportionate share of the acquiree’s net identifiable assets. All other components of noncontrolling interest are measured at their acquisition date fair value.

Goodwill arises when there is a positive difference between:

•

the aggregate of consideration transferred, any noncontrolling interest in the acquiree and, in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree; and

•	the fair value of the net identifiable assets acquired.

Goodwill is initially recorded at cost. If the acquirer has made a gain from a bargain purchase, that gain is recognized in the consolidated income statement.

After initial recognition, goodwill is not subject to amortization but is tested at least annually for impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units (“CGU”) that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill impairment tests are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The impairment test determines whether the recoverable amount of each cash-generating unit, which is the higher of its assets’ fair value less costs of disposal and its value in use, is lower than its total carrying amount. If lower, an impairment loss is recognized for the excess of the carrying amount over the recoverable amount. If the impairment loss exceeds the book value of goodwill, allocation is made on a pro rata basis over the remaining assets of the CGU. In determining the value in use of a cash-generating unit, the Group usually estimates the expected discounted future cash flows associated with the unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the cash-generating unit’s market penetration and its revenue evolution, the market acceptance of certain recent technologies and products, or the relevant cost structure. The pre-tax discount rates applied are based on various scenarios incorporating a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

7.6.7.2.        Foreign currency translation

The U.S. dollar is the functional currency for the Company and the presentation currency for the Group, which is the currency of the primary economic environment in which the Group operates. The worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Group’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, certain significant costs are largely incurred in the countries of the Eurozone and other non-U.S. dollar currency areas.

The functional currency of each subsidiary throughout the Group is either the local currency or the U.S. dollar, determined on the basis of the economic environment in which each subsidiary operates. For consolidation purposes, assets and liabilities included in the statement of financial position of the Group’s subsidiaries having the local currency as functional currency are translated into the presentation currency of the Group at current rates of exchange at the reporting date. Income and expense items and cash flow items are translated at the prevailing exchange rate in which they are recognized. The currency translation adjustments (“CTA”) generated by the conversion of the financial position and results of operations from local functional currencies are reported as a component of other comprehensive income in the consolidated statement of comprehensive income and the consolidated statement of changes in equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated into the presentation currency of the Group at closing rate. Exchange differences arising are recognized in other comprehensive income.

Assets, liabilities, revenues, expenses, gains or losses arising from transactions denominated in foreign currency are recorded in the functional currency of the recording entity at the prevailing exchange rate. At each reporting date, monetary assets and liabilities denominated in a currency other than the recording entity’s functional currency are re-measured into the functional currency at the exchange rate prevailing at the reporting date. The related exchange gains and losses are recorded in the consolidated income statement as “Other income” or “Other expenses”.

7.6.7.3.        Revenue recognition

Arrangements with customers are considered contracts if all the following criteria are met: (a) parties have approved the contract and are committed to perform their respective obligations; (b) each party’s rights regarding the goods or services to be transferred can be identified; (c) payment terms for the goods or services to be transferred can be identified; (d) the contract has commercial substance and (e) collectability of the consideration is probable. The Group recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation by transferring control over a product to the customer. In certain circumstances, the Group may enter into arrangements that concern principally revenues from services where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer. The payment terms typically range between 30 and 90 days.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Group’s products to compensate them for changes in market prices. The Group accrues a provision for price protection based on a rolling historical price trend computed monthly as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted to accommodate a significant change in the selling price. The short outstanding inventory time, visibility into the inventory product pricing and long distributor pricing history have enabled the Group to reliably estimate price protection provisions at period-end. The Group records the accrued amounts as a deduction of “Sales” in the consolidated income statement at the time of the sale.

The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products do not conform, the Group will repair or replace the non-conforming products, or issue a credit note or rebate of the purchase price. Quality returns are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Group records the accrued amounts as a deduction of “Sales” in the consolidated income statement, using historical and current conditions to form a reasonable estimate of future returns.

The Group records a provision for warranty costs as a charge against “Cost of sales” in the consolidated income statement, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to the Group’s determination that the Group is at fault for damages, and such claims usually must be submitted within a short period of time following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. The Group’s contractual terms and conditions typically limit its liability to the sales value of the products which gave rise to the claims.

The Group’s insurance policy relating to product liability covers third party physical damages and bodily injury, indirect financial damages as well as immaterial non-consequential damages caused by defective products.

In addition to product sales, the Group enters into arrangements with customers consisting in transferring licenses or related to license services. The revenue generated from these arrangements are reported on the line “Other revenues” of the consolidated income statement. Other revenues also include patent royalty income, sale of scrap materials and manufacturing by-products.

7.6.7.4.        Other significant categories of income

Funding

The Group receives funding mainly from governmental entities and income is recognized when all contractual conditions for receipt of these funds are fulfilled. The Group’s primary sources for government funding are French, Italian and other country governmental entities. Such funding is generally provided to encourage research, development and other innovative activities, industrialization and local economic development. The conditions to receive government funding may include eligibility restrictions, approval by the European Union (“EU”) authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts include obligations to maintain a minimum level of employment and investment during a certain period. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. Funding related to these contracts is recorded when the conditions required by the contracts are met.

The Group’s funding programs are classified under three general categories: funding for research, development and other innovative activities, capital investments, and loans. The Group also benefits from tax credits for R&D activities in several countries (notably in France and Italy) as they are generally available to all companies.

Funding for research, development and other innovative activities

Funding for research, development and innovative activities is the most common form of funding that the Group receives. Public funding for such activities is recorded as “Other income” in the Group’s consolidated income statement. The funding is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. The majority of this public funding is not received for development projects recognized by the Group as intangible assets, in which case the Group would have recognized such funding as a reduction of the corresponding intangible assets.

The Group receives certain specific project-related research tax credits – “Crédit Impôt Recherche” and “Credito d’Imposta Ricerca e Sviluppo” – in the French and Italian tax jurisdictions, respectively. The Group considers the tax credits received as government grants based on the fact that the tax credits are received independently from tax payments of the Group. The Group recognizes these credits as long-term or short-term receivables depending on the expected time of collection. These credits are deducted from “Research and development” in the consolidated income statement or recorded as a reduction of intangible assets, as described in note 7.6.7.5.

Capital investments

Capital investment funding is recorded as a reduction of “Property, plant and equipment” in the consolidated statement of financial position and is recognized in the Group’s consolidated income statement by offsetting the depreciation charges of the funded assets during their useful lives. The Group also receives capital funding in Italy, which can be recovered through the reduction of various government liabilities, including income tax, value-added tax and employee-related social charges.

When the funding has been classified as a long-term receivable with no tax attribute or legal restriction, it is reflected in the consolidated statement of financial position at its discounted net present value. The subsequent accretion of the discount is recorded as a non-operating income in “Finance income”.

Loans

The Group receives certain loans, mainly related to large capital investment projects, at preferential interest rates. These loans are measured and recognized in accordance with IFRS 9. The benefit, if any, is calculated as the difference between the initial carrying amount of the loans determined in accordance with IFRS 9 and the proceeds received and is recognized in accordance with the policy described in the preceding paragraphs.

Finance income

Finance income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets, the effective interest rate is applied to the net carrying amount of the financial asset.

7.6.7.5.        Research and development

Research and development expenditures include costs incurred by the Group, the Group’s share of costs incurred by other research and development interest groups and costs associated with co-development contracts. Research costs are expensed as incurred and are reported net of research tax credits received in the French and Italian tax jurisdictions, as described in note 7.6.7.4.

Expenditures incurred on development projects, mainly related to the design and testing of new or improved products controlled by the Group, are recognized as “Intangible assets” in the consolidated statement of financial position when it is probable that the project will be a success considering its economic profitability and technological feasibility, and costs can be measured reliably, as described in note 7.6.7.10. Certain research tax credits are also recognized as a reduction of intangible assets for the portion that can be reliably allocated to development projects. Development expenditures recognized as assets are amortized, when ready for intended use, over their estimated useful lives, not exceeding three years (refer to note 7.6.7.10). Other development costs are expensed as incurred. Development expenditures recognized as expenses are not recognized as assets in a subsequent period. Amortization expense recognized on capitalized development costs in use is recorded as “Cost of sales” in the consolidated income statement. Amortization expense on technologies and licenses purchased by the Group from third parties or acquired in a business combination to facilitate the Group’s research is recorded as “Research and development” in the consolidated income statement.

An impairment test is performed whenever a triggering event questions the future recoverability, or at least annually, for the capitalized development projects still not in use. A loss is recognized in the consolidated income statement as “Cost of sales” for the amount by which the asset’s carrying amount exceeds its recoverable amount.

7.6.7.6.        Current and deferred income tax

The income tax benefit (expense) in the consolidated income statement for the period comprises current and deferred income tax. Current income tax represents the income tax expected to be paid or the income tax benefit expected to be received related to the current year taxable profit or loss in each tax jurisdiction. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group determines whether it is probable that the taxing authorities will accept an uncertain tax treatment that has been taken or is expected to be taken on a tax return and the accounting for income tax is determined consistently with that tax treatment. If the Group concludes it is not probable that the treatment will be accepted, the effect of the uncertainty is reflected in its income tax accounting in the period in which that determination is made. The Group measures the impact of the uncertainty using the method that best predicts the resolution of the uncertainty; either the most likely amount method or the expected value method. In most cases, the Group applies the most likely amount method to determine the amount of uncertainty to be reflected in the consolidated financial statements, as the assessment generally relies on probabilities of possible outcomes that are either binary or concentrated on one value.

Deferred tax assets and liabilities are recorded for temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Moreover, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Items recognized in other comprehensive income or directly in equity are recognized net of tax. Income taxes are recognized as cash flows from (used in) operating activities in the consolidated statement of cash flows.

7.6.7.7.        Earnings per share

Basic earnings per share are computed by dividing net earnings attributable to the equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed by dividing net earnings attributable to the equity holders of the parent (adding-back finance costs, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of ordinary shares relating to unvested shares or stock options granted and convertible debt to the extent such incremental shares are dilutive. Unvested shares with performance conditions are included in the computation of diluted earnings per share if their conditions have been satisfied at the reporting date and if the awards are dilutive. If all the conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in the diluted earnings per share calculation is based on the number of shares that would be issuable if the end of the period were the end of the contingency period.

7.6.7.8.        Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with external financial institutions and other short-term highly liquid investments with original maturities of three months or less. They are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Short-term deposits representing cash equivalent with original maturity beyond three months are reported as current assets in the line “Short-term deposits” of the consolidated statement of financial position.

7.6.7.9.        Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs; the cost is therefore dependent on the Group’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with unused capacity are not included in the valuation of inventories but are charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.

As described in Note 7.6.7.15, the Group hedges a portion of its Euro-denominated front-end manufacturing costs of semi-finished goods as well as certain Singapore dollar-denominated forecasted transactions. The Group adjusts the initial carrying amount of inventory by the cumulative amount of the hedging instrument fair value changes recorded as other comprehensive income for settled hedging transactions.

The Group performs, on a continuous basis, write-offs of finished products, which have the characteristics of slow-moving, old production dates and technical obsolescence. The Group evaluates its inventory to identify obsolete or slow-selling items, as well as inventory that is not of saleable quality and records a specific reserve if the Group estimates the inventory will eventually become obsolete. Reserve for obsolescence is estimated for excess uncommitted inventory based on the previous quarters sales, order backlog and production plans. Inventory associated with obsolete or uncommitted inventory is expensed to “Cost of sales” in the consolidated income statement.

7.6.7.10.        Intangible assets with definite useful lives

Intangible assets acquired separately are recognized at cost in the consolidated statement of financial position and include technologies and licenses purchased from third parties and purchased software. The cost of intangible assets acquired in a business combination is the acquisition-date fair value.

Expenditures incurred on development projects, mainly related to the design and testing of new or improved products controlled by the Group, and internally generated software developed for the Group’s internal use are recognized as intangible assets when the Group can demonstrate all of the following:

•	the technical feasibility of completing the item under development so that it will be available for use or sale;
•	its intention to complete the item under development and ability to use it or sell it;
•	how the item under development will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the item under development; and
•	its ability to measure reliably the expenditures attributable to the project during its development.

Refer to Note 8.3.11 for composition of Company’s legal reserves, which includes capitalized development costs and internally developed software.

Expenditures incurred on development projects that do not meet these criteria and all research activities are recognized as expenses when incurred.

Development costs are amortized, when the development is complete, on a straight-line basis over the period of their expected benefits, not exceeding three years.

Amortization begins when the intangible asset is available for its intended use. Amortization reflects the pattern in which the asset’s economic benefits are consumed, which usually consists in applying the straight-line method to allocate the cost of the intangible asset over the estimated useful life. The amortization period and the amortization method for an intangible asset with a definite useful life are reviewed at least at each financial year end.

A summary of the policies applied to the Group’s intangible assets is as follows:

	Technologies and licenses	Purchased software	Internally developed software	Capitalized development costs
Useful lives	Definite	Definite	Definite	Definite
Amortization method used	Straight line basis over estimated useful life / 3-8 years	Straight line basis over estimated useful life / Max 4 years	Straight line basis over estimated useful life / Max 4 years	Straight line basis over estimated useful life / Max 3 years
Internally generated or acquired	Acquired	Acquired	Internally generated	Internally generated

Intangible assets not ready to use, such as capitalized development expenditures, are tested annually for impairment. The carrying value of intangible assets with definite useful lives and subject to amortization is assessed for impairment at the level of a CGU whenever there is an indication that intangible assets may be impaired. An impairment loss is recognized in the consolidated income statement for the amount by which the carrying amount exceeds the recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. In determining recoverability, the Group usually estimates the value in use based on the projected discounted future cash flows associated with the intangible assets. The Group makes maximum use of market inputs and minimizes the use of unobservable inputs when measuring fair value. Prior impairment charges on intangible assets other than goodwill are reviewed for possible reversal at each reporting date.

7.6.7.11.        Property, plant and equipment

Property, plant and equipment are stated at historical cost, net of government funding, accumulated depreciation and any impairment losses. Property, plant and equipment acquired in a business combination are recognized at fair value at the acquisition date. Major additions and improvements are capitalized, while minor replacements and repairs are expensed and reported as “Cost of sales”, “Selling, general and administrative”, or “Research and development” in the consolidated income statement according to their intended use.

Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over the following estimated useful lives:

Nature of tangible asset	Estimated useful life
Buildings	33 years
Facilities & leasehold improvements	5-10 years
Machinery and equipment	2-10 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The Group evaluates in each period whether the assets’ residual values and useful lives should be reviewed, and adjusted if appropriate, at the end of each reporting period. The Group also evaluates in each period whether there is a reason to suspect that tangible assets or groups of assets might not be recoverable. Several impairment indicators exist for making this assessment such as: restructuring plans, significant changes in the technology, market, economic or legal environment in which the Group operates, available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). An impairment loss is recognized in the consolidated income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. The fair value is usually estimated by the Group based on independent market appraisals and the value in use by applying the income approach. The Group makes maximum use of market inputs and minimizes the use of unobservable inputs when measuring fair value.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Group’s books and the net gain or loss is included in “Other income” or “Other expenses” in the consolidated income statement.

7.6.7.12.        Leases

The Group assesses at contract inception whether a contract implying the use of an asset is, or contains, a lease, which is the case if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group recognizes right-of-use assets at the commencement date of the lease as a category of “Property, plant and equipment” in the consolidated statement of financial position. The corresponding lease liabilities are reported on the line “Other non-current financial liabilities” on the consolidated statement of financial position when payment is expected beyond twelve months, and in the line “Other current financial liabilities” for the current portion of the lease obligations. Lease arrangements with a sum of lease payments not exceeding $5,000 or a total duration lower than twelve months without a purchase option are excluded from capitalization.

The right-of-use asset is initially measured at cost, and subsequently at cost less accumulated depreciation and any impairment losses or adjusted for certain re-measurements of the lease liability when deemed necessary. For income statement purposes, the depreciation charge on right-of-use assets is recorded on a straight-line basis over the lease period and reported as “Cost of sales”, “Selling, general and administrative”, or “Research and development” in the consolidated income statement according to the intended use of the leased asset.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. The lease liability is subsequently increased by the interest cost of the lease liability and decreased by the lease payments. The interest cost is reported in the line “Finance costs” of the consolidated income statement. The Group has applied judgment to determine the lease term for some lease contracts with renewal options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which affects the amount of reported lease liabilities and corresponding right-of-use assets. The carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset. Variable lease payments based on an index or a rate are initially measured using the index or rate as at the commencement date. Potential future increases in variable lease payments based on an index or rate are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

For cash flow presentation purposes, cash payments for the principal portion of the lease liabilities are reported as cash flows used in financing activities. The interest expense recorded on the subsequent measurement of lease liabilities are reported within cash flows from operations, consistent with the Group’s cash flow presentation for interest paid. Short-term lease payments and payments for leases of low-value assets are reported as operating outflows.

7.6.7.13.        Financial Assets

7.6.7.13.1.        Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

7.6.7.13.2.        Classification

The Group classifies its financial assets according to the following measurement categories:

•	Those measured at fair value, either at fair value through other comprehensive income (“FVOCI”) or at fair value through profit or loss (“FVPL”);
•	Those measured at amortized cost.

Publicly traded equity securities are measured at FVPL while the Group has made the irrevocable election to measure equity securities with no readily determinable fair value at FVOCI, with subsequent changes in fair value not recycled through earnings. Derivative instruments that are not designated as hedging instruments are measured at FVPL. Debt instruments, loans and receivables are measured at amortized cost or FVOCI, depending on the Group’s business model in managing the assets. When the contractual terms of cash flows do not solely correspond to payments of principal and interest (the “SPPI criterion”), the financial asset is mandatorily measured at FVPL.

7.6.7.13.3.        Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the consolidated income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and its cash flow characteristics. The contractual cash flows related to all debt instruments held by the Group meet the SPPI criterion. There are two measurement categories into which the Group classifies its debt instruments:

•

Amortized cost: Assets that are held for collection of contractual cash flows are measured at amortized cost. These assets typically correspond to trade accounts receivable, other receivables, long-term loans and long-term receivables. They are reported as current, except for maturities greater than twelve months after the reporting date, which are classified as non-current.

•

FVOCI: Assets that are held for collection of contractual cash flows or for selling are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment losses, interest income and foreign exchange gains and losses, which are recognized in the consolidated statement of income. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is recycled from equity to earnings, within “Other income” or “Other expenses” in the consolidated income statement, when the transactions for such instruments are related to the Group’s operating activities. Gains and losses arising from financial assets not related to the operating activities of the Group are presented within “Finance income” and “Finance costs” in the consolidated income statement. Debt instruments measured at FVOCI are included in non-current assets unless management intends to dispose of the investment within twelve months after the reporting date or if they represent investments of funds available for current operations.

Equity securities

The Group subsequently measures all equity securities at fair value. The Group has elected to irrevocably measure equity securities with no readily determinable fair value at FVOCI, with no subsequent reclassification of fair value gains and losses, including impairment, from equity to earnings following the derecognition of the financial assets.

Gains and losses arising from changes in the fair value of publicly traded equity securities, which are measured at FVPL, are presented in the consolidated income statement within “Other income” or “Other expenses” in the period in which they arise, when the transactions for such instruments are related to the Group’s operating activities. Gains and losses arising from changes in fair value of these financial assets not related to the operating activities of the Group were presented within “Finance income” and “Finance costs” in the consolidated income statement.

The Company did not hold any material equity securities as at December 31, 2021 and December 31, 2020.

7.6.7.13.4.        Impairment of financial assets

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The impairment methodology by category of financial assets is further described in Note 7.6.36.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables as further described in Note 7.6.18.

7.6.7.14.        Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods sold or services rendered to third parties in the ordinary course of business. The accounts receivable are recognized initially at transaction price and subsequently measured at amortized cost using the effective interest method, less provision for expected credit losses. The carrying amount of the asset is reduced through the use of a credit loss allowance, and the amount of the credit loss is recognized as “Selling, general and administrative” in the consolidated income statement. When a trade receivable is uncollectible, it is written-off against the impairment account for trade receivables. Subsequent recoveries of amounts previously written off are credited against “selling, general and administrative” in the consolidated income statement. The impairment policies on trade receivables are further described in Note 7.6.36.

In the event of sales of receivables and factoring, the Group derecognizes the receivables and accounts for them as a sale only to the extent that the receivables have been transferred outside the consolidated group and the Group has transferred substantially all the risks and rewards of ownership of the receivables.

7.6.7.15.        Derivative financial instruments and hedging activities

Derivative financial instruments are classified as financial instruments measured at FVPL unless they are designated as effective hedging instruments. All derivatives are carried as assets when their fair values are positive and as liabilities when their fair values are negative.

Derivative financial instruments not designated as a hedge

The worldwide operations of the Group lead to an exposure to adverse movements in foreign currency exchange rates. The Group enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. In addition, forward contracts and currency options, including collars, are also used by the Group to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecasted intercompany transactions that cover a large part of research and development expenditures and certain corporate expenses incurred on behalf of STMicroelectronics International N.V. by subsidiaries. These intercompany transactions are not closely linked to ultimate transactions with third parties and consequently, these derivatives do not qualify as hedging instruments under the requirements of IFRS 9.

These derivative financial instruments are initially and subsequently recorded at fair value. Fair value adjustments and realized gains and losses are recognized in the consolidated income statement in the line “Other income” or “Other expenses”.

Derivative financial instruments designated as hedge

These instruments correspond to forward currency contracts and currency options, including collars, which are entered into by the Group to hedge exposure to foreign currency fluctuations.

For the purpose of hedge accounting, the hedging transactions are classified as cash flow hedge as they hedge exposure to variability in cash flows of highly probable forecasted transactions.

The following criteria must be in place before the Group applies hedge accounting:

•

at the inception of the transaction, the Group formally documents the economic relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge;

•

the Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes of cash flows of hedged items; and

•	the highly probable forecasted transactions designated as hedged items will ultimately affect the consolidated income statement.

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges a portion of its Euro-denominated forecasted intercompany purchases of products with underlying front-end manufacturing production costs of semi-finished goods incurred in Euros, since these transactions are considered highly probable to occur and are closely linked to ultimate transactions with third parties. Additionally, the Group hedges certain Singapore dollar-denominated manufacturing forecasted transactions.

These derivative financial instruments are initially recognized at fair value. The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income. The Group has elected to designate the full change in fair value, including the time value of options or combination of options, as the hedging instrument.

7.6.7.16.        Employee benefits

The Group operates various post-employment schemes, including both defined benefit and defined contribution pension plans.

Pension obligations

The Group sponsors various pension schemes for its employees. These schemes conform to local regulations and practices of the countries in which the Group operates. Defined benefit pension plans define amounts of pension benefits that employees will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the line “Employee benefits” in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using in most cases interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs are recognized immediately in profit or loss.

Comparative figures have been adjusted to reflect a change in accounting policy, following the IFRIC agenda decision issued in 2021. The change in accounting policy affects pension accounting for defined benefit plans with certain characteristics found in retirement indemnities plans in one of the countries where the Group operates. The change in accounting policy was applied retrospectively and resulted in a decrease in non-current liabilities for employee benefits of $18 million, a reduction in non-current deferred tax assets of $5 million and an increase in retained earnings of $13 million, net of deferred income tax, as of December 31, 2020.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other long-term employee benefits

The Group provides long-term employee benefits such as seniority awards in certain countries. The entitlement to these benefits is usually conditional on the employee completing a minimum service period. The expected costs of these benefits are accrued over the period of employment. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to earnings in the period of change. These obligations are valued annually with the assistance of independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary termination in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary leaves, the Group bases the measurement of termination benefits on the number of employees accepting the offer. Benefits falling due more than twelve months after the reporting date are discounted to present value.

Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing plans when it is contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based compensation

All the share plans of the Group are equity settled.

The fair value of the employee services received in exchange for the grant of share-based awards is recognized as an expense and as a corresponding increase in shareholders’ equity. The total amount to be expensed over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, is determined by reference to the fair value of the awards granted at the date of grant, reduced by the present value of the dividends expected to be paid on the shares during the requisite service period. Non-market performance and service conditions are included in assumptions about the number of instruments that are expected to vest. Any applicable employee social charges are also expensed ratably over the same period as the share-based compensation expense.

At the end of each reporting period, the Group revises its estimates of the number of instruments that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity.

7.6.7.17.        Financial Debt

Bank loans

Bank loans are recognized initially at fair value, net of transaction costs incurred, if any. They are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized within “Finance costs” in the consolidated income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

Hybrid financial instruments

The Group issued in 2017 and 2020 convertible bonds that can be converted to share capital at the option of the holder and that are callable by the Group, in certain events and circumstances, but for which the number of shares to be issued does vary.

The issuer’s call option and the bondholder’s conversion option are embedded non-equity derivative instruments and are recognized separately from the debt host contract. Upon initial recognition, the derivatives are measured at fair value, and the debt is measured as a residual amount. The debt is subsequently measured at amortized cost using the effective interest method. The embedded derivatives are measured at fair value through profit and loss, with changes in fair value reported in the line “Finance costs” or “Finance income” in the consolidated income statement.

7.6.7.18.        Equity

Ordinary share capital

The Company has issued ordinary shares that are classified as equity. Incremental external costs that are directly attributable to the issuance of these shares are recognized in equity, net of tax.

Treasury shares

Own equity instruments which are acquired (treasury shares) are deducted from equity for the consideration paid including any directly attributable incremental costs (net of taxes). No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Dividends on ordinary share capital

Dividends on ordinary shares are recognized as a liability and deducted from equity when they are approved by the Company’s shareholders.

Dividends for the year that are approved after the reporting date are dealt with as an event after the reporting date.

7.6.7.19.        Trade payables

Trade accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method when maturity of the payables exceeds one year.

7.6.7.20.        Provisions

Provisions for restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions primarily comprise provisions for employee termination payments. Provisions are not recognized for future operating losses.

If the effect of time value of money is material, provisions are discounted using a current pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risk specific to the obligation. The increase in the provision due to passage of time is recognized as finance cost.

7.6.7.21.        Contingencies

The Group is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. The Group regularly evaluates claims to determine whether provisions need to be recorded based on the most current information available to the Group. Changes in these evaluations could result in adverse, material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

7.6.7.22.        Segment reporting

Operating segments are defined as a component of the entity that (i) engages in business activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by the entity’s Chief Operating Decision Maker (Sole member of Managing Board), under the extensive oversight of the Company’s Supervisory Board, to make decisions about resources to be allocated to the segments and assess its performance and (iii) for which discrete financial information is available.

For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and part of research and development expenses. In compliance with the Group’s internal policies, certain costs are not allocated to the segments. These costs comprise unused capacity charges, including reduced manufacturing activity due to COVID-19 pandemic, impairment, restructuring charges and other related closure costs, management reorganization expenses, phase-out and start-up costs of certain manufacturing facilities, and other unallocated expenses such as: strategic and special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.

7.6.8. Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under current circumstances. The COVID-19 outbreak declared by the World Health Organization in March 2020 and the measures taken worldwide by governments to limit the spread of the pandemic have generated uncertainties on future economic conditions, with a direct impact on the Group’s forward-looking growth and financial outlook. The Group operated in 2021 with solid fundamentals and a strong capital structure, while taking the necessary measures to protect the health and safety of its employees. There are no conditions and events, despite the recent COVID-19 pandemic, which raise substantial doubt about the Group’s ability to continue as a going concern, in light with: its current financial condition, including its liquidity sources; its obligations – due or anticipated; the funds necessary to maintain the Group’s operations; and other conditions and events, if any.

The uncertainties arisen from these unprecedented business conditions have been factored in the critical accounting estimates and judgements made in preparing these consolidated financial statements, on the basis of all known consequences of the pandemic and reasonable and supportable forecast of future conditions. However, the impact on future economic performance cannot be fully determined and is closely monitored on an on-going basis by means of different scenarios, which are highly dependent on the further development of the pandemic.

No events or changes in circumstances, including the recent COVID-19 pandemic, indicated in 2021 that the carrying amount of major tangible assets, including lease right-of-use assets, might not be recoverable or that useful lives might not be appropriate. The Group did not enter into any significant rent concessions as a direct consequence of the COVID-19 pandemic or significant modifications to existing lease agreements. The Group concluded that no material impairment was to be recorded on its tangible assets as at December 31, 2021. The Group also reviewed the recoverability of its intangible assets, including capitalized development costs. On the latter, the Group recorded a total impairment charge of $39 million. Refer to note 7.6.13 for further details on amounts capitalized, amortized and impaired during the year.

There is no major contingency to be reported as at December 31, 2021 related to the recent COVID-19 pandemic. The tax loss carryforwards capitalized as deferred tax assets are deemed recoverable in all major tax jurisdictions. To consider any potentially increased risk of default on accounts receivable, the Group adjusted the expected credit loss assumptions to reflect current conditions, reasonable and supportable forecast of future conditions and how current uncertainties may impact customers’ and other debtors’ future credit quality. This reassessment did not have any material effect on the expected credit loss allowances reported by the Group on its major categories of financial assets as at December 31, 2021.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Estimates and assumptions that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are described below.

7.6.8.1.        Right-of-use assets and lease liabilities

Significant assumptions and judgements may be made in applying the requirements of lease accounting, such as the exercise of extension or renewal options and the determination of applicable discount rates.

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value and for leases which term ends within 12 months with no purchase option at the date of initial application (primarily for certain office and IT small equipment). The Group leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 48 years. Certain lease contracts contain options to extend the leases by up to 30 years. The Group applies judgement in evaluating if and when it is reasonably certain for the Group to exercise that option. In addition, the Group made an accounting policy election for all the asset classes to not account for short-term leases, as described in note 7.6.7.12. The Group considers all relevant factors that create an economic incentive to exercise any existing option to extend or renew a lease arrangement. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not exercise the option. In most cases, the Group has included the extension or renewal option as part of the lease term of plants, buildings and equipment when the controlled use of the leased assets is significant and critical to its operations. These leases generally include a non-cancellable period and there will be a significant negative effect on the normal course of the Group’s business, should a replacement not be readily available.

In calculating the present value of lease payments, the rate implicit in the lease should be used whenever that rate is readily determinable. In most cases, this rate is not readily determinable and the Group uses its incremental borrowing rate, which is derived from information available at the lease commencement date. The Group gives consideration to its recent debt issuance as well as publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates. Due to immateriality of any intra-quarter discount rate changes, the Group determines the discount rate based on the mid-quarter date.

Lease term and discount rate are as follows:

	As at December 31, 2021	As at December 31, 2020
Weighted average remaining lease term (in years)	9	9
Weighted average discount rate	2.69%	2.71%

7.6.8.2.        Income taxes

The Group is required to make estimates and judgments in determining income tax for the period, comprising current and deferred income tax. The Group needs to assess the income tax expected to be paid or the income tax benefit expected to be received related to the current year income (loss) in each tax jurisdiction and recognizes deferred income tax for temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements, except when the initial recognition exception applies, as described in note 7.6.7.7. Furthermore, the Group is required to assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and to record a provision for those, if any.

The Group is also required to assess the likelihood of recovery of its deferred tax assets originated by the net operating losses carried forward. This assessment requires the exercise of judgment with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon, among other things, the Group’s ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration or the Group’s ability to implement prudent and feasible tax planning strategies.

As of December 31, 2021, the Group reported deferred tax assets of $438 million (2020: $482 million) on the consolidated statement of financial position. A significant portion of these deferred tax assets was recorded in relation to net operating losses incurred in certain tax jurisdictions. These net operating losses may not be realizable before their expiration, unless the Group is capable of identifying favorable tax strategies.

The Group could reduce the amount of total deferred tax assets, resulting in a decrease in the total assets and, consequently, in equity, if the estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in the assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Group’s ability to utilize net operating losses and tax credit carry-forwards in the future. Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on the future tax provisions in the periods in which these changes could occur.

The Group operates in many jurisdictions with highly complex and varied tax regimes. Management applies professional judgement in assessing whether relevant tax authorities will accept reported tax treatments under tax law. Those uncertainties may arise when tax laws are not clear or not consistently understood, which generates ambiguity in the tax law interpretations and application. Those uncertainties are particularly present in tax jurisdictions or tax regimes where the expected amount to be paid or the expected tax benefit to be recognized arise from complex, lengthy and technical negotiations or require possible settlements involving a high degree of subjectivity and discretion.

Assumptions and estimates used in the assessment of uncertainties over income tax treatments include, but are not limited to: whether certain income tax treatments are considered jointly or separately when assessing their degree of uncertainty; the assumptions the Group makes about the examination of tax treatments by taxing authorities; how the Group determines taxable profits, deductions taken on tax returns, unused tax losses, unused tax credits, applicable tax rates, the probability of acceptance of these income tax treatments by the relevant taxing authorities or on the contrary to what extent the income tax treatments as applied by the Group may be disallowed, including the outcome of unresolved disputes or settlements on existing tax audits; and consideration of changes in facts and circumstances requiring a reassessment of applied judgments and assumptions.

As of December 31, 2021 and December 31, 2020, the Group reported unrecognized tax benefits for uncertain tax treatments totaling $118 million and $48 million, respectively. It is reasonably possible that certain of these uncertainties over tax treatments could increase or decrease within the next 12 months due to changes in facts and circumstances, such as ongoing tax audits or taxing authority new decisions. The Group is not able to make an estimate of the range of the reasonably possible change. Accrued interest and penalties amounted to $7 million and $7 million as at December 31, 2021 and December 31, 2020, respectively. The tax years that remain open for review in the Group’s major tax jurisdictions, including France, Italy, United States and India, are from 1997 to 2021.

7.6.8.3.        Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on observable market prices less incremental costs of disposing the asset, in order to measure the price at which the asset could be sold in an orderly transaction between market participants at the measurement date. In case observable market prices are not available, fair value less costs of disposal could be measured based on data from binding sales transactions in arm’s length transactions of similar assets. For the current year’s annual impairment test, the recoverable amount of the CGUs was determined based on value-in-use calculations. Non-financial assets are tested or reviewed for impairment in accordance with accounting policies stated in Notes 7.6.7.1, 7.6.7.10, 7.6.7.11 and 7.6.7.12. Considerable management judgment is necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projections. Factors such as changes in the planned use of property, plant and equipment, the closure of facilities, the change in the use or in the market acceptance of certain new technologies, could result in shortened useful lives or impairment charges to be recognized in the period in which such determination is made.

7.6.8.4.        Pension obligations

The Group sponsors various pension schemes for its employees. The expense incurred under the defined benefit pension plans is based upon statistical and actuarial calculations and is impacted by assumptions on discount rates used to reach the present value of future pension liabilities, expected return that will be made on existing pension assets, future salary increases as well as future pension increases and statistical-based assumptions covering future withdrawals of participants from the plan and estimates of life expectancy. Refer to note 7.6.23.

The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants and may significantly impact the amount of pension costs and pension liabilities to be recognized in the period in which such determination is made.

7.6.8.5.        Capitalized development costs

Development costs are capitalized in accordance with the accounting policy described in notes 7.6.7.5. and 7.6.7.10. Initial capitalization of costs is based on management’s judgment that economic profitability and technological feasibility are confirmed, usually when a product or technology has reached a certain maturity level in product life cycle model used by the Group. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of a project and the expected period of benefits. As of December 31, 2021, the carrying amount of capitalized development costs was $969 million (2020: $849 million). Refer to note 7.6.13 for disclosure of amounts capitalized, amortized and impaired during the period.

7.6.8.6.        Inventory obsolescence reserves and normal manufacturing capacity thresholds

Inventory is stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a periodic basis; therefore, the cost is dependent on the Group’s manufacturing performance. In case of underutilization of the manufacturing facilities, the Group estimates the costs associated with the excess capacity. These costs are not included in the valuation of inventory but are charged directly to cost of sales. For the year ended December 31, 2021, the unused capacity charges amounted to $16 million, including reduced manufacturing activity due to the COVID-19 pandemic, compared to $153 million for the year ended December 31, 2020. Net realizable value is the estimated selling price in the ordinary course of business, less predictable costs of completion, disposal and transportation. Refer to note 7.6.17.

The Group performs, on a continuous basis, inventory write-offs of finished products. The valuation of inventory requires to estimate a reserve for obsolete inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarters sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, the Group could be required to record additional inventory reserve, which would have a negative impact on its gross margin.

7.6.9. Investments in subsidiaries

The following table lists the Company’s consolidated subsidiaries and its percentage ownership as of December 31, 2021:

Legal Seat	Name	Percentage ownership (direct or indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Austria, Vienna	STMicroelectronics Austria GmbH	100
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	South America Comércio de Cartões Inteligentes Ltda	100
Brazil, Sao Paulo	STMicroelectronics Ltda	100
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Denmark, Aarhus	STMicroelectronics A/S	100
Egypt, Cairo	STMicroelectronics Egypt SSC	100
Finland, Nummela	STMicroelectronics Finland OY	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Grenoble	Exagan SAS	80
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Montrouge	STMicroelectronics S.A.	100
France, Le Bourget-du-Lac	BeSpoon SAS	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
Hong Kong, Kowloon	STMicroelectronics Ltd	100
India, New Delhi	ST-Ericsson India Pvt Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Limited	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Japan, Tokyo	STMicroelectronics KK	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Casablanca	Electronic Holding S.A.	100
Morocco, Casablanca	STMicroelectronics S.A.S. (Maroc)	100
The Netherlands, Amsterdam	STMicroelectronics Finance B.V.	100
The Netherlands, Amsterdam	STMicroelectronics Finance II N.V.	100
The Netherlands, Amsterdam	STMicroelectronics International N.V.	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Slovenia, Ljubljana	STMicroelectronics d.o.o.	100
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Jönköping	STMicroelectronics Software AB	100
Sweden, Kista	STMicroelectronics A.B.	100
Sweden, Norrkoping	STMicroelectronics Silicon Carbide A.B.	100
Switzerland, Geneva	STMicroelectronics S.A.	100
Taiwan, Tapei City	Exagan Taiwan Ltd.	80
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United Kingdom, Marlow	Synad Technologies Limited	100
United States, Coppell	STMicroelectronics Software Inc.	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100

7.6.10. Business Acquisitions

In the first half of 2020, the Group took control of the French Gallium Nitride (GaN) innovator Exagan. Exagan’s expertise in epitaxy, product development and application know-how broaden and accelerate ST’s power GaN roadmap and business for automotive, industrial and consumer applications. The activities of this business are included in the Automotive and Discrete Group (ADG) reportable segment.

In the second half of 2020, the Group closed the acquisitions of the entire share capital of Ultra Wide Band specialist BeSpoon, of the cellular IoT connectivity assets of Riot Micro and of the radio-frequency assets of SOMOS. With these acquisitions, the Group further strengthens its offer for wireless connectivity in the roadmap for STM32 microcontrollers and secure microcontrollers. The activities of these three businesses are included in the Microcontrollers and Digital ICs Group (MDG) reportable segment.

In 2020, the Group also completed another minor acquisition in the Microcontrollers and Digital ICs Group (MDG) reportable segment.

In 2021, the purchase price allocation of the above business acquisitions was finalized and resulted in the recognition of a $1 million adjustment related to a defined benefit pension obligation, with the corresponding increase in goodwill. The fair value of the identifiable assets acquired and liabilities assumed was as follows:

	Fair value recognized at acquisition date	Measurement period adjustments	Fair value recognized as a result of acquisition
Property, plant and equipment	1		1
Technologies and licenses	108		108
Technologies in progress	10		10
Other intangible assets	2		2
Deferred tax assets	5		5
Deferred tax liabilities	(18)		(18)
Net working capital	(4)	(1)	(5)
Goodwill(1)	135	1	136
Total net assets at fair value	239		239
Purchase consideration	239		239
(1)	The items that generated goodwill are workforce, synergies, future products and access to new markets. The goodwill is allocated to the ADG and MDG reportable segments as described in Note 7.6.14.

The total consideration transferred in relation to the business acquisitions concluded in 2020 after finalization of the purchase price allocation consisted of cash paid of $104 million, before cash acquired of $1 million, deferred consideration of $18 million and contingent consideration of $117 million. The fair value of the consideration transferred was determined by the Group with the assistance of a third party as part of the preliminary purchase price allocation. The contingent consideration comprised variable payment components contingent upon meeting certain financial and/or technical targets by the acquired businesses. The fair value measurement of the acquisition-date contingent consideration was based on the probability that the milestones defining the variable components of the consideration will be achieved and was estimated by calculating the present value of the future expected cash flows.

As at December 31, 2021, deferred and contingent consideration recognized on business combinations amounted to $19 million (2020: $20 million) and $77 million (2020: $123 million). The fair value measurement of the contingent consideration corresponds to a Level 3 fair value hierarchy measurement and is further described in Note 7.6.15.5.

7.6.11. Property, plant and equipment

Property, plant and equipment consisted of the following:

	As at December 31, 2021
In millions of USD	Gross value	Accumulated depreciation	Net value
Land	84	—	84
Buildings	958	(564)	394
Lease right-of-use assets	333	(138)	195
Facilities and leasehold improvements	3,506	(2,939)	567
Machinery and equipment	17,352	(13,948)	3,404
Computer and R&D equipment	396	(334)	62
Other tangible assets	147	(97)	50
Construction in progress	1,022	—	1,022
Total	23,798	(18,020)	5,778

	As at December 31, 2020
In millions of USD	Gross value	Accumulated depreciation	Net value
Land	86	—	86
Buildings	1,002	(569)	433
Lease right-of-use assets	310	(122)	188
Facilities and leasehold improvements	3,562	(3,039)	523
Machinery and equipment	16,981	(13,987)	2,994
Computer and R&D equipment	404	(349)	55
Other tangible assets	118	(99)	19
Construction in progress	480	—	480
Total	22,943	(18,165)	4,778

Changes in the net carrying amount of property, plant and equipment are detailed as follows:

In millions of USD	Land	Buildings	Lease Right- of-use assets	Facilities and leasehold improvements	Machinery and equipment	Computer and R&D equipment	Other tangible assets	Construction in progress	Total
Balance as at December 31, 2019	78	405	204	448	2,738	47	17	282	4,219
Additions	3	1	39	37	472	27	2	736	1,317
Business acquisitions	—	—	—	—	1	—	—	—	1
Transfers	—	29	—	88	455	—	—	(572)	—
Depreciation expense	—	(27)	(61)	(84)	(762)	(20)	(1)	—	(955)
Foreign currency translation	5	25	6	34	90	1	1	34	196
Balance as at December 31, 2020	86	433	188	523	2,994	55	19	480	4,778
Additions	2	1	80	55	670	32	34	1,402	2,276
Transfers	—	10	—	115	686	1	2	(814)	—
Disposals	—	—	(2)	—	—	—	—	—	(2)
Depreciation expense	—	(27)	(64)	(92)	(856)	(24)	(4)	—	(1,067)
Foreign currency translation	(4)	(23)	(7)	(34)	(90)	(2)	(1)	(46)	(207)
Balance as at December 31, 2021	84	394	195	567	3,404	62	50	1,022	5,778

In the year ended December 31, 2021, capital investment funding totaled $15 million (2020: $8 million) and were accounted for as a reduction of the gross value of the related tangible assets. The impact of capital funding on depreciation expense for the year ended December 31, 2021 is a reduction of $12 million (2020: $11 million). In 2021, the Group sold property, plant and equipment for cash proceeds of $2 million (2020: $4 million).

7.6.12. Leases

The Group leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 48 years. Expenses related to short‐term and low‐value leases were not significant in 2021 and 2020. Cash outflows for leases totaled $70 million for the year ended December 31, 2021 (2020: $67 million).

Maturities of lease liabilities are as follows:

In millions of USD	December 31, 2021
2022	59
2023	46
2024	30
2025	18
2026	13
Thereafter	84
Total future undiscounted cash outflows	250
Effect of discounting	(47)
Total lease liabilities	203

In millions of USD	December 31, 2020
2021	58
2022	44
2023	32
2024	21
2025	13
Thereafter	76
Total future undiscounted cash outflows	244
Effect of discounting	(48)
Total lease liabilities	196

A reconciliation of opening and closing right-of-use assets is provided below:

In millions of USD	Land	Buildings	Machinery and equipment	Computer and R&D equipment	Other	Total
Right-of-use assets as at December 31, 2019	38	145	1	8	12	204
Depreciation for the period	(1)	(45)	(1)	(7)	(7)	(61)
Additions	1	20	1	6	11	39
Foreign currency translation	—	5	—	—	1	6
Right-of-use assets as at December 31, 2020	38	125	1	7	17	188
Depreciation for the period	(2)	(45)	(1)	(7)	(9)	(64)
Additions	—	61	1	7	11	80
Disposals	—	(2)	—	—	—	(2)
Foreign currency translation	—	(6)	—	—	(1)	(7)
Right-of-use assets as at December 31, 2021	36	133	1	7	18	195

Reported amounts related to lease arrangements are described in Notes 7.6.11, 7.6.15 and 7.6.30.

7.6.13. Intangible assets

Intangible assets consisted of the following:

	As at December 31, 2021
In millions of USD	Gross value	Accumulated amortization	Net value
Purchased technologies and licenses	978	(675)	303
Purchased software	355	(289)	66
Internally developed software	212	(196)	16
Capitalized development costs	3,209	(2,240)	969
Technologies and software in progress	52	—	52
Other intangible assets	72	(71)	1
Total	4,878	(3,471)	1,407

	As at December 31, 2020
In millions of USD	Gross value	Accumulated amortization	Net value
Purchased technologies and licenses	934	(623)	311
Purchased software	332	(272)	60
Internally developed software	206	(190)	16
Capitalized development costs	2,903	(2,054)	849
Technologies and software in progress	56	—	56
Other intangible assets	72	(70)	2
Total	4,503	(3,209)	1,294

In the year ended December 31, 2021, specific project-related funding totaled $28 million (2020: $29 million) and were accounted for as a reduction of the gross value of related capitalized development costs.

Changes in the net carrying amount are detailed as follows:

In millions of USD	Purchased technologies and licenses	Purchased software	Internally developed software	Capitalized development costs	Technologies and software in progress	Other intangible assets	Total
Balance as at December 31, 2019	121	41	18	892	119	—	1,191
Additions	28	21	—	296	49	—	394
Business acquisitions	108	—	—	—	10	2	120
Impairment / Write-offs	(4)	—	—	(110)	—	—	(114)
Transfer	100	17	5	—	(122)	—	—
Amortization expense	(50)	(21)	(7)	(229)	—	—	(307)
Foreign currency translation	8	2	—	—	—	—	10
Balance as at December 31, 2020	311	60	16	849	56	2	1,294
Additions	56	—	—	348	45	—	449
Impairment / Write-offs	(1)	—	—	(39)	—	—	(40)
Transfer	9	33	6	—	(48)	—	—
Amortization expense	(61)	(25)	(6)	(189)	—	(1)	(282)
Foreign currency translation	(11)	(2)	—	—	(1)	—	(14)
Balance as at December 31, 2021	303	66	16	969	52	1	1,407

For the year ended December 31, 2021, additions of intangible assets amounted to $449 million (2020: $394 million).

The 2021 amortization expense included $205 million (2020: $242 million) in costs of sales, $54 million (2020: $45 million) in research and development and $23 million (2020: $20 million) in selling, general and administrative.

Development cost capitalized on projects that are still in progress and therefore not yet amortized amounted to $642 million as at December 2021 (2020: $561 million). Following the annual impairment test performed in the second half of 2021, no impairment was recorded on intangible assets not ready for use, excluding capitalized development costs as detailed below, for any of the Group’s CGUs. The key-assumptions used for value-in-use calculations are based on the most recent budget of each CGU tested. Management determined budgeted gross margin based on past performance, and its expectations for the market development.

The impairment and write-offs for 2021 amounted to $40 million, recorded in costs of sales for $39 million, resulting from write-offs of capitalized development costs related to certain projects that were cancelled, and in research and development for $1 million of acquired licenses and technologies with no alternative future use. The impairment and write-offs for 2020 amounted to $114 million, recorded in costs of sales for $110 million, resulting from write-offs of capitalized development costs related to certain projects that were cancelled, and in research and development for $4 million of acquired licenses and technologies with no alternative future use.

7.6.14. Goodwill

Goodwill split by operating segment is as follows:

In millions of USD	Automotive and Discrete Group (ADG)	Analog, MEMS and Sensors Group (AMS)	Microcontrollers and Digital ICs Group (MDG)	Total
As at January 1, 2021*	91	2	220	313
Foreign currency translation	(8)	—	(10)	(18)
As at December 31, 2021	83	2	210	295

*Comparative amounts have been revised to reflect measurement period adjustments reported on certain business acquisitions as detailed in Note 7.6.10.

As at December 31, 2021, the gross value of goodwill was $340 million (2020: $358 million) and the accumulated impairment was $45 million (2020: $45 million).

Goodwill is allocated to the Group’s CGUs. The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets and management’s best estimates about future developments, as well as market and customer assumptions.

The Group tests whether goodwill has suffered any impairment on an annual basis during the second half of each year. In the 2021 and 2020 reporting periods, no goodwill impairment was recorded for any of the Group’s CGUs. For the annual impairment test, the key-assumptions used for value-in-use calculations are based on the most recent five-year plan of each CGU tested. The average perpetuity growth rate was 1.5% (2020: 1.5%) and discount rate was 10% (2020: 11%) pre-tax and inferred from the observable volatility of share prices for comparable companies in the semiconductor industry. These assumptions have been used, as applicable, for the analysis of each CGU within the operating segments. Management determined budgeted gross margin based on past performance, and its expectations for the market development. The average yearly growth rates used are consistent with the forecast included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs. No reasonably possible change in key assumptions would lead to a significant impairment loss.

7.6.15. Other financial assets and financial liabilities

7.6.15.1.        Other financial assets

In millions of USD	December 31, 2021	December 31, 2020
Other financial assets (including derivatives)
Other financial assets
Quoted debt securities at FVOCI	—	133
Unquoted equity securities at FVOCI	10	10
Quoted equity securities at FVPL	13	13
Other trading financial assets at FVPL	16	12
Total other financial assets	39	168
Current	—	133
Non-current	39	35
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	2	24
Currency collars	1	8
Derivatives not designated as hedges
Foreign exchange forward contracts	3	24
Currency collars	—	9
Embedded call option - Senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	—	61
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	11	13
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	15	20
Total derivatives financial instruments	32	159
Current	6	126
Non-current	26	33
Total other financial assets (including derivatives)	71	327
Total current	6	259
Total non-current	65	68

Risk management policies relating to credit risk exposure to derivatives counterparties are further described in Note 7.6.36.

Movements in other financial assets (excluding derivatives) recorded in 2021 are summarized as follows:

In millions of USD	Jan 1, 2021	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase	Proceeds at maturity	Foreign exchange result recognized in OCI*	Realized gain	Dec 31, 2021
Debt securities issued by the U.S. Treasury	133	(1)	—	—	(132)	—	—	—
Quoted equity instruments at FVPL	13	—	—	—	—	—	—	13
Sub-total Quoted debt and equity securities	146	(1)	—	—	(132)	—	—	13
Unquoted equity securities at FVOCI	10	—	—	—	—	—	—	10
Other trading financial assets at FVPL	12	—	4	—	—	—	—	16
Total other financial assets (excluding derivatives)	168	(1)	4	—	(132)	—	—	39

*OCI:	Other comprehensive income

Movements in other financial assets (excluding derivatives) recorded in 2020 are summarized as follows:

In millions of USD	Jan 1, 2020	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase	Proceeds at maturity	Foreign exchange result recognized in OCI*	Realized gain	Dec 31, 2020
Debt securities issued by the U.S. Treasury	133	—	—	—	—	—	—	133
Quoted equity instruments at FVPL	12	—	1	—	—	—	—	13
Sub-total Quoted debt and equity securities	145	—	1	—	—	—	—	146
Unquoted equity securities at FVOCI	12	(2)	—	—	—	—	—	10
Other trading financial assets at FVPL	11	—	1	—	—	—	—	12
Total other financial assets (excluding derivatives)	168	(2)	2	—	—	—	—	168

*OCI:	Other comprehensive income

As at December 31, 2020, the Group held $133 million of U.S. Treasury bonds, measured at FVOCI, all transferred to a financial institution with high credit quality. These transactions were concluded in compliance with the Group’s policy to optimize the return on its short-term interest rate investments, always placed with institutions with high credit rating. During 2021, these debt securities reached maturity and the related proceeds of $132 million were reported in the line “Proceeds from matured marketable securities” of the consolidated statement of cash flows for the year ended December 31, 2021.

Investments held in equity securities

As at December 31, 2021, the Group also had investments in quoted equity securities for an aggregate value of $13 million, measured at FVPL (December 31, 2020: $13 million).

As at December 31, 2021, the Group also reported other trading financial assets for an aggregate value of $16 million (December 31, 2020: $12 million).

The Group irrevocably elected to measure at FVOCI unquoted equity securities for an aggregate value of $10 million (December 31, 2020: $10 million). Since these are strategic investments, the Group considers this classification, which implies that changes in fair value are not subsequently recycled to earnings, to be more relevant.

The changes in fair value reported on the Group’s investments held in equity securities for the years ended December 31, 2021 and December 31, 2020 were immaterial.

Short-term deposits

To optimize the return yield on its short-term investments, the Group invested $291 million of available cash in short-term deposits as at December 31, 2021, compared to $581 million as at December 31, 2020. These short-term deposits had a maturity beyond three months and no significant risk of changes in fair value. They are reported in the line “Short-term deposits” of the consolidated statement of financial position.

7.6.15.2.        Other financial liabilities

In millions of USD	December 31, 2021	December 31, 2020
Lease financial liabilities	203	196
Deferred and contingent consideration on business acquisitions	97	143
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	18	—
Currency collars	7	—
Derivatives not designated as hedges
Foreign exchange forward contracts	12	2
Currency collars	6	—
Embedded conversion option - Senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	—	676
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	255	158
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	282	182
Total other financial liabilities (including derivatives)	880	1,357
Total current	125	732
Total non-current	755	625

Risk management policies relating to credit risk exposure to derivatives counterparties are further described in Note 7.6.36. Lease financial liabilities are further described in Note 7.6.12.

7.6.15.3.        Interest-bearing loans and borrowings

In millions of USD	December 31, 2021	December 31, 2020
Funding program loans from European Investment Bank:
0.73% due 2021, floating interest rate at Libor + 0.525%	—	30
0.75% due 2021, floating interest rate at Libor + 0.572%	—	29
0.06% due 2028, floating interest rate at Euribor + 0.589%	202	250
0.05% due 2029, floating interest rate at Euribor + 0.564%	222	270
0.06% due 2031, floating interest rate at Euribor + 0.583%	379	—
0.15% due 2031, floating interest rate at Euribor + 0.660%	187	—
Credit Facility from Cassa Depositi e Prestiti SpA
0.15% due 2027, floating interest rate at Euribor + 0.690%	156	—
Dual tranche senior unsecured convertible bonds:
0.25% due 2024 (Tranche B)	—	675
Zero-coupon, due 2025 (Tranche A)	705	694
Zero-coupon, due 2027 (Tranche B)	677	665
Other Funding program loans:
0.37% (weighted average), due 2022-2028, fixed interest rate	6	4
Total interest-bearing loans and borrowings	2,534	2,617
Total current	143	796
Total non-current	2,391	1,821

Interest-bearing loans and borrowings are denominated in the following currencies:

In millions of USD	December 31, 2021	December 31, 2020
U.S. Dollar	1,382	2,093
Euro	1,152	524
Total	2,534	2,617

The European Investment Bank’s loans denominated in Euros, but drawn in US dollar, are classified as US dollar denominated debt.

Aggregate contractual maturities of interest-bearing loans and borrowings outstanding, excluding repayments of coupons and interests, are as follows:

In millions of USD	December 31, 2021	December 31, 2020
2021	—	121
2022	143	62
2023	143	62
2024	143	812
2025	893	812
2026	142	62
Thereafter	1,188	903
Total	2,652	2,834

The difference between the total aggregated future maturities in the preceding table and the total carrying amount of long-term debt is due to unamortized debt discount and issuance costs on the dual tranche senior unsecured convertible bonds.

Senior convertible bonds

On July 3, 2017, the Company issued $1,500 million principal amount dual tranche senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds were convertible by the bondholders or callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elected a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by the Group.

The issuer’s call option and the holder’s conversion option were identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on the income approach, the debt being determined as a residual amount of the $1.5 billion total proceeds. The value of the issuer’s call option was deemed to be nil at initial recognition. The value of the holder’s conversion option was estimated at $248 million at issuance date, which determined the initial recognition of the liability component at $1,261 million before allocation of issuance costs. The fair value measurement of the embedded derivative instruments corresponded to a Level 3 fair value hierarchy measurement. The Group elected to allocate issuance costs, totaling $7 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method.

The call option available to the Company for the early redemption of Tranche A was exercised in July 2020. As a consequence, bondholders exercised their conversion rights on Tranche A. As the Company elected to net-share settle the bonds, each conversion exercised by the bondholders followed the process defined in the original terms and conditions of the senior unsecured convertible bonds, which determined the actual number of shares to be transferred upon each conversion. The Company settled the bonds upon conversion, by redeeming through cash the $750 million principal amount and by settling the residual consideration through the delivery of 11.4 million treasury shares. The net-share settlement was fully completed as of October 1, 2020. The consideration transferred in shares was a non-cash item and, as such, was not reported in the consolidated statement of cash flows for the year ended December 31, 2020. The Company allocated the total consideration transferred between the carrying amount of the debt and the non-equity derivative instruments, by measuring at fair value the non-equity derivative instruments prior to settlement. Tranche A liability component, net of unamortized issuance costs, as measured at amortized cost prior to settlement, amounted to $712 million. The holder’s conversion option totaled $341 million and was measured based on the intrinsic value of the option. The fair value measurement of the non-equity embedded derivative instruments and the extinguishment of the liability component against the $750 million cash paid generated a charge of $64 million reported on the line “Finance costs” on the consolidated income statement for the year ended December 31, 2020.

The call option available to the Company for the early redemption of Tranche B was exercised in July 2021. As a consequence, bondholders exercised their conversion rights on the full Tranche B. Each conversion exercised by the bondholders followed the process defined in the original terms and conditions of the 2017 Senior Unsecured Convertible Bonds, which determined the actual consideration to be transferred to bondholders upon each conversion. Out of the 3,750 bonds composing Tranche B, the Company elected to settle 1,238 bonds on a net-share basis for a total consideration of $479 million, through the payment of the $248 million nominal value in cash and the delivery of approximately 5.8 million treasury shares. The remaining 2,512 bonds were settled on a full cash basis for a total consideration of $1,015 million. The settlement was fully completed during the second half of 2021. The consideration transferred in shares was a non-cash item and, as such, was not reported in the consolidated statement of cash flows for the year ended December 31, 2021. The Company allocated the total consideration transferred between the carrying amount of the debt and the non-equity derivative instruments, by measuring at fair value the non-equity derivative instruments prior to settlement. Tranche B liability component, net of unamortized issuance costs, as measured at amortized cost prior to settlement, amounted to $690 million. The holder’s conversion option totaled $744 million and was measured based on the intrinsic value of the option. The fair value measurement of the non-equity embedded derivative instruments and the extinguishment of the liability component against the $750 million cash paid generated a charge of $121 million reported on the line “Finance costs” on the consolidated income statement for the year ended December 31, 2021.

On August 4, 2020, the Company issued $1,500 million in principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds while Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A equivalent to a 47.5% conversion premium and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond $200,000 par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs payable by the Group.

The issuer’s call option and the holder’s conversion option have been identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on the income approach, the debt being determined as a residual amount of the $1.5 billion total proceeds. The value of the issuer’s call option was deemed to be nil at initial recognition. The value of the holder’s conversion option was estimated at $219 million at issuance date, which determined the initial recognition of the liability component at $1,358 million before allocation of issuance costs. The fair value measurement of the embedded derivative instruments corresponded to a Level 3 fair value hierarchy measurement, which is further described in note 7.6.15.5. The Group elected to allocate issuance costs, totaling $10 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method.

Reconciliation of liabilities arising from financing activities

The reconciliation for the year ended December 31, 2021 is as follows:

In millions of USD	Interest- bearing loans and borrowings	Other non- current financial liabilities*	Interest- bearing loans and borrowings – current portion	Other current financial liabilities**	Total
December 31, 2020	1,821	482	796	730	3,829
Cash flows	775	(10)	(1,384)	(54)	(673)
Non-cash changes:
New leases	—	80	—	—	80
Settlement	—	—	573	(744)	(171)
Accreted finance costs	23	—	13	—	36
Fair value changes	—	197	—	68	265
Reclassification	(153)	(55)	153	55	—
Foreign currency translation	(75)	(9)	(8)	—	(92)
December 31, 2021	2,391	685	143	55	3,274

*”Other non-current financial liabilities” and “Other current financial liabilities” reported above do not include deferred and contingent consideration, as they relate to business acquisitions. They are further described in Note 7.6.10.

** ”Other current financial liabilities” reported above correspond to the current portion of the lease liability for an amount of $55 million. Derivatives are not reported in the above table as they relate to operating activities. Lease financial liabilities are further described in Note 7.6.12 and convertible bonds are further described in Note 7.6.15.3.

The reconciliation for the year ended December 31, 2020 is as follows:

In millions of USD	Interest- bearing loans and borrowings	Other non- current financial liabilities*	Interest- bearing loans and borrowings – current portion	Other current financial liabilities**
December 31, 2019	1,200	532	869	385
Cash flows	1,352	219	(934)	(59)
Non-cash changes:
New leases	—	39	—	—
Settlement	—	—	38	(341)
Accreted finance costs	10	—	35	—
Fair value changes	—	121	—	307
Reclassification	(776)	(434)	776	434
Foreign currency translation	35	5	12	4
December 31, 2020	1,821	482	796	730

*”Other non-current financial liabilities” reported above do not include deferred and contingent consideration, as they relate to business acquisitions. They are further described in Note 7.6.10.

** ”Other current financial liabilities” reported above correspond to the current portion of the lease liability for an amount of $54 million and to the $676 million bondholders’ embedded conversion option on Tranche B of the Company’s convertible debt issued on July 3, 2017. Derivatives are not reported in the above table as they relate to operating activities. Lease financial liabilities are further described in Note 7.6.12 and convertible bonds issued in 2017 are further described in Note 7.6.15.3.

Credit facilities

The Group’s long-term debt contained standard conditions but does not impose minimum financial ratios. The Group had unutilized committed credit facilities with core relationship banks totaling $910 million as of December 31, 2021.

As at December 31, 2021 the Group also had three long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditures in the European Union, fully drawn in Euros, of which $424 million was outstanding as at December 31, 2021. The second one, signed in 2020, is a €500 million facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. It was fully drawn in 2021, representing $566 million outstanding as at December 31, 2021.

As at December 31, 2020 the Group also had three long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, signed on September 27, 2010, a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million. The second one, signed on March 12, 2013, a €350 million multi-currency loan which also supported R&D programs, was drawn in U.S. dollars for $471 million, of which $59 million was outstanding as at December 31, 2020. The third one, signed in August 2017 amounted to €500 million, in relation to R&D and capital expenditures in the European Union for the years 2017 and 2018. The entire amount was fully drawn in Euros corresponding to $520 million outstanding as at December 31, 2020.

In June 2021, we signed a new Facility Agreement with CDP for an amount of €150 million, fully drawn in Euros, of which $156 million was outstanding as at December 31, 2021.

7.6.15.4.        Hedging activities and derivatives

Derivative instruments not designated as hedge

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries. The Group enters into currency forward contracts to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” of the consolidated income statement.

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its R&D and SG&A expenses through the use of currency forward contracts and currency options, including collars. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” of the consolidated income statement.

The notional amount of these financial instruments amounted to $1,244 million in 2021 (2020: $1,452 million). The principal currencies covered at the end of the year 2021 are the Euro, the Singapore dollar, the China Yuan Renminbi, the Swedish krona, the Japanese yen, the Indian rupee, the Swiss franc, the Malaysian ringgit, the South Korean won, the Philippines peso, the Taiwan dollar and the Moroccan dirham.

Foreign currency forward contracts and currency options, including collars, not designated as cash flow hedge outstanding as of December 31, 2021 had remaining terms of 4 days to 13 months, maturing on average after 106 days.

Foreign currency forward contracts and currency options, including collars, not designated as cash flow hedge outstanding as of December 31, 2020 had remaining terms of 4 days to 11 months, maturing on average after 74 days.

Derivative instruments designated as cash flow hedge

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Group also hedges certain manufacturing transactions denominated in Singapore dollars.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions of the following quarter for these manufacturing costs. In order to follow a dynamic hedge strategy, the Group may change the percentage of the designated hedged item within the limit of 100% of the forecasted transaction. The maximum length of time over which the Group could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

These derivative instruments are designated and qualified as cash flow hedges. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and the hedging instrument. The Group enters into hedge relationships where the critical terms of the hedging instrument match with the terms of the hedged item, which ensures a 1:1 hedge ratio on a monthly basis. The Group therefore performs a qualitative assessment of effectiveness. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match with the critical term of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness. Ineffectiveness may arise if the timing of the forecast transaction changes from what was originally estimated, which cannot occur as the Group designates as hedged items forecasted intercompany transactions denominated in foreign currency over which the Group has full oversight, control, and visibility. Ineffectiveness may arise only if there are changes in the credit risk of the counterparty.

The derivative instruments designated as cash flow hedges are reflected at fair value in the consolidated statement of financial position. The unrealized gain or loss from the effective portion of the hedge is reported in other comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.

For the year ended December 31, 2021, the Group recorded a decrease in cost of sales of $15 million (2020: increase of $3 million) related to the realized gains incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the lines “Other income” or “Other expenses” for the years ended December 31, 2021 and 2020.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge amounted to $1,425 million (2020: $947 million). The forecasted transactions hedged at December 31, 2021 were determined to be highly probable of occurring.

As at December 31, 2021, the amount of net deferred losses on derivative instruments included in the cash flow hedge reserve in equity was $22 million (2020: net deferred gain of $31 million), all of which were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted semi-finished manufacturing costs.

Foreign currency forward contracts and currency options, including collars, designated as cash flow hedge outstanding as of December 31, 2021, had remaining terms of 5 days to 13 months, maturing on average after 140 days.

Foreign currency forward contracts and currency options, including collars, designated as cash flow hedge outstanding as of December 31, 2020, had remaining terms of 6 days to 11 months, maturing on average after 113 days.

As at December 31, 2021, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	343	214
Currency collars	310	—

As at December 31, 2020, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	341	157
Currency collars	334	—

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Group invests primarily on a short-term basis and as such its liquidity is invested in floating interest rate instruments. As a consequence, the Group is exposed to interest rate risk due to potential mismatch between the return on its short-term floating interest rate investments and the portion of its long-term debt issued at fixed rate.

Other market risk

As part of its ongoing investing activities, the Group may be exposed to equity security price risk for investments in public entities. In order to hedge the exposure to this market risk, the Group may enter into certain derivative hedging transactions.

Credit risk and the Group’s impairment policies on financial assets are further described in Note 7.6.7.13 and Note 7.6.36.

Offsetting financial assets and financial liabilities

The Group entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis.  As at December 31, 2021, the fair value of these collars represented assets for a net amount of $1 million (composed of $2 million assets offset with a $1 million liability) and liabilities for a net amount of $13 million (composed of $14 million liabilities offset with a $1 million asset).  In addition, the Group entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements and are compliant with Protocols of the European Market Infrastructure Regulation (“EMIR”), which are not offset in the statement of financial position and representing total assets of $5 million and liabilities of $30 million as at December 31, 2021.

Risk management policies relating to credit risk exposure to derivatives counterparties is further described in Note 7.6.36.

7.6.15.5.        Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the consolidated financial statements.

	Carrying amount		Fair value
In millions of USD	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Financial assets
Short-term deposits	291	581	291	581
Trade accounts receivable	1,759	1,465	1,759	1,465
Other receivables and assets	575	520	575	520
Quoted financial instruments	29	158	29	158
Unquoted equity securities	10	10	10	10
Embedded call option - Senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	—	61	—	61
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	11	13	11	13
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	15	20	15	20
Other financial assets	6	65	6	65
Cash equivalents(1)	2,883	2,637	2,883	2,637
Financial liabilities
Interest-bearing loans and borrowings (excluding senior unsecured convertible bonds)	1,152	583	1,152	583
Senior unsecured convertible bonds issued on July 3, 2017(2)	—	675	—	1,359
Embedded conversion option - Senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	—	676	—	—
Senior unsecured convertible bonds issued on August 4, 2020(3)	1,382	1,359	1,975	1,835
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	255	158	—	—
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	282	182	—	—
Lease financial liabilities	203	196	203	196
Deferred consideration on business acquisitions	19	20	19	20
Contingent consideration on business acquisitions	77	123	77	123
Trade accounts payable	1,582	1,166	1,582	1,166
Other payables and accrued liabilities	266	274	266	274
Other financial liabilities	43	2	43	2

(1)	Cash equivalents primarily correspond to deposits at call with banks.

(2)

The carrying amount of the senior unsecured convertible bonds issued on July 3, 2017 and outstanding at December 31, 2020 corresponds to the liability component only, since, at initial recognition, an amount of $248 million was separately recognized as embedded derivative financial instruments. Tranche B liability component, which amounted to $675 million as at December 31, 2020, was fully settled in 2021.

(3)

The carrying amount of the senior unsecured convertible bonds issued on August 4, 2020 and outstanding at December 31, 2021 and December 31, 2020 corresponds to the liability component only, since, at initial recognition, an amount of $219 million was separately recognized as embedded derivative financial instruments.

The fair value of financial assets and liabilities are included at the price at which the instrument could be sold in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate fair value:

•

For trade accounts receivable, cash equivalents, trade accounts payable, other payables and accrued liabilities, the carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

•	Other receivables and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net present value.

•	Financial investments (debt and equity securities):
-	The fair value quoted debt and equity securities is determined based upon quoted market prices for identical instruments.
-	The fair value of unquoted equity securities is based on the valuation of the underlying instruments on a new round of third-party financing or upon liquidation.
•

The fair value of interest-bearing loans and borrowings, including lease liabilities but excluding senior unsecured convertible bonds, is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s incremental borrowing rates for similar types of arrangements.

•

The senior unsecured convertible bonds issued on July 3, 2017 and outstanding as at December 31, 2020 had been trading on the open market segment on the Frankfurt Stock Exchange since issuance. The fair value of these instruments was the observable price of the bonds on that market.

•

The senior unsecured convertible bonds issued on August 4, 2020 and outstanding as at December 31, 2021 and December 31, 2020 have been trading on the open market segment on the Frankfurt Stock Exchange since issuance. The fair value of these instruments is the observable price of the bonds on that market.

•	The fair value of derivatives instruments is determined based upon quoted market prices for similar instruments.
•

The bondholders’ conversion option and the issuer’s soft call embedded in the senior unsecured convertible bonds are measured at fair value based on the income approach using Bloomberg’s option pricing model, which can be assimilated to a Black & Scholes model for pricing stock options. This model was elected as the best indication of fair value since it maximized the use of observable market-based inputs.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

•	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at December 31, 2021, the Group held the following assets and liabilities measured at fair value:

In millions of USD	December 31, 2021	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at FVPL
Trading derivatives
Foreign exchange forward contracts	3	—	3	—
Currency collars	—	—	—	—
Quoted equity securities at FVPL	13	13	—	—
Other trading financial assets at FVPL	16	16	—	—
Embedded call options	26	—	—	26
Cash flow hedges
Foreign exchange forward contracts	2	—	2	—
Currency collars	1	—	1	—
Unquoted equity securities measured at FVOCI	10	—	—	10
Short-term deposits	291	291	—	—
Total assets	362	320	6	36
Liabilities measured at fair value
Derivative instruments
Foreign exchange forward contracts	12	—	12	—
Currency collars	6	—	6	—
Cash Flow Hedges
Foreign exchange forward contracts	18	—	18	—
Currency collars	7	—	7	—
Embedded conversion options	537	—	—	537
Contingent consideration on business acquisitions	77	—	—	77
Total liabilities	657	—	43	614

During the reporting period ending December 31, 2021, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.

As at December 31, 2020, the Group held the following assets and liabilities measured at fair value:

In millions of USD	December 31, 2020	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at FVPL
Trading derivatives
Foreign exchange forward contracts	24	—	24	—
Currency collars	9	—	9	—
Quoted equity securities at FVPL	13	13	—	—
Other trading financial assets at FVPL	12	12	—	—
Embedded call options	94	—	—	94
Cash flow hedges
Foreign exchange forward contracts	24	—	24	—
Currency collars	8	—	8	—
Quoted debt securities measured at FVOCI
Government bonds issued by the U.S. Treasury	133	133	—	—
Unquoted equity securities measured at FVOCI	10	—	—	10
Short-term deposits	581	581	—	—
Total assets	908	739	65	104
Liabilities measured at fair value
Derivative instruments
Foreign exchange forward contracts	2	—	2	—
Embedded conversion options	1,016	—	—	1,016
Contingent consideration on business acquisitions	123	—	—	123
Total liabilities	1,141	—	2	1,139

During the reporting period ending December 31, 2020, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in active markets (for example over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data when available and rely as little as possible on entity’s specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer’s quotes for similar instruments;
•	The fair value of foreign exchange forward contracts when determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

Financial instruments in Level 3

For financial assets (liabilities) measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2021 and December 31, 2021 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2021	(1,035)
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on July 3, 2017 prior to settlement (Tranche B)	(68)
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on July 3, 2017 prior to settlement (Tranche B)	(121)
Extinguishment of the embedded conversion option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	744
Extinguishment of the embedded call option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	60
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B)	(197)
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B)	(6)
Change in fair value of the contingent consideration on business acquisitions	38
Currency translation adjustment	8
Change in fair value of equity securities at FVOCI	-
As at December 31, 2021	(577)
Amount of net losses included in the 2021 income statement attributable to assets (liabilities) still held at the reporting date	(165)

The following table shows the impact on the income statement of the valuation of the embedded derivative instruments outstanding as at December 31, 2021:

In millions of USD
Asset (liability) value as at December 31, 2020	(922)
Settlement of Tranche B of the senior unsecured convertible bonds issued on July 3, 2017	804
Gains (losses) recognized in the consolidated income statement	(392)
Asset (liability) value as at December 31, 2021	(510)

Contingent consideration reported as liabilities on the consolidated statement of financial position as at December 31, 2021 and December 31, 2020 is based on the probability that the milestones defining the variable components of the consideration will be achieved. In 2021, the probability of achievement of these variable components was reassessed, resulting in a reduction of $40 million of the fair value of the contingent consideration related to the 2020 acquisitions. The Group reported this change in fair value in the lines “Research and development” and “Cost of sales” of the consolidated statement of income, for $34 million and $6 million, respectively.

The change in fair value amounting to $265 million on the embedded bondholders’ conversion options was reported as “Finance costs” in the consolidated income statement ended December 31, 2021. The change in fair value amounting to $127 million on the embedded issuer’s call options was reported as “Finance costs” in the consolidated income statement ended December 31, 2021.

The model used to price the derivative instruments embedded in the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B) included the following inputs:

•	The risk-free interest rate for comparable maturities;
•	The reference price for the Company’s ordinary shares as traded on the New York Stock Exchange;
•	The exercise price;
•	The dividend expected to be paid on the Company’s ordinary shares over the life of the option;
•	The volatility of the Company’s ordinary shares; and
•	The duration of the option.

Sensitivity to the share price variations is further described in Note 7.6.36. Implied volatility should be considered an unobservable input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure is, therefore, an assumption based on the volatility implied by the price of the financial instrument, as negotiated at the issue stage, and market volatility for the nearest time horizon.

The prices of the bondholders’ conversion options are sensitive to implied volatility. The table below shows a sensitivity analysis of the net carrying amount of the embedded conversion options in relation to a series of changes expressed in percentage point terms of volatility.

Change in volatility of the Company’s ordinary shares	-10 p.p.	- 8 p.p.	-5 p.p.	+5 p.p.	+8 p.p.	+10 p.p.
Change in the net carrying amount of the bondholders’ conversion options	(120)	(96)	(60)	58	93	116
Net carrying amount of the embedded conversion options	417	441	477	595	630	653

For financial assets (liabilities) measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2020 and December 31, 2020 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2020	(661)
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on July 3, 2017 prior to settlement (Tranche A)	(11)
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on July 3, 2017 prior to settlement (Tranche A)	(53)
Extinguishment of the embedded conversion option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche A)	341
Extinguishment of the embedded call option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche A)	38
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	(296)
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	39
Embedded non-equity derivative instruments recognized at inception on the senior unsecured convertible bonds issued on August 4, 2020	(219)
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B)	(121)
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B)	33
Contingent consideration on business acquisitions	(117)
Change in fair value of the contingent consideration on business acquisitions	(1)
Currency translation adjustment	(5)
Change in fair value of equity securities at FVOCI	(2)
As at December 31, 2020	(1,035)

The following table shows the impact on the income statement of the valuation of the embedded derivative instruments outstanding as at December 31, 2020:

In millions of USD
Asset (liability) value as at December 31, 2019	(358)
Embedded non-equity derivative instruments recognized at inception on the senior unsecured convertible bonds issued on August 4, 2020	(219)
Gains (losses) recognized in the consolidated income statement	(345)
Asset (liability) value as at December 31, 2020	(922)

The change in fair value amounting to $417 million on the embedded bondholders’ conversion option was reported as “Finance costs” in the consolidated income statement ended December 31, 2020. The change in fair value amounting to $71 million on the embedded issuer’s call option was reported as “Finance income” in the consolidated income statement ended December 31, 2020.

7.6.16. Other non-current assets

Other non-current assets consisted of the following:

In millions of USD	December 31, 2021	December 31, 2020
Long-term state receivables	506	623
Deposits and other non-current assets	90	75
Total	596	698

Long-term state receivables include receivables related to funding and receivables related to tax refunds. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research, development, innovation, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Group in certain of its local tax jurisdictions, for which collection is expected beyond one year.

The Group holds long-term receivables related to funding and tax refund with the objective to collect the contractual cash flows and therefore, these receivables are measured subsequently at amortized cost using the effective interest method.

In 2021 and 2020, the Group entered into factoring transactions to accelerate the realization in cash of certain long-term receivables. The Group sold without recourse $118 million and $96 million of these receivables in the years ended December 31, 2021 and 2020 respectively, with a financial cost of less than $1 million for both years.

The major portion of other long-term receivables to which the forward looking expected credit loss model applies corresponds to receivables from governmental agencies. Due to the existing history of zero-default on receivables originated by governments, the expected credit loss is assumed to be negligible. Other non-current assets presented in the table above within the line "Deposits and other non-current assets" are composed of individually insignificant amounts not deemed to have exposure of default. Consequently, no significant expected credit loss allowance was reported on other non-current assets at reporting date.

The carrying amounts of the Group’s non-current assets are denominated in the following currencies:

In millions of USD	December 31, 2021	December 31, 2020
US dollar	41	20
Euro	545	668
Japanese Yen	2	3
Other currencies	8	7
Total	596	698

7.6.17. Inventories

Inventories consisted of the following:

In millions of USD	December 31, 2021	December 31, 2020
Raw materials	223	175
Work-in-process	1,241	1,117
Finished products	514	546
Total	1,978	1,838
Write-offs of inventories were recognized in cost of sales as an expense and amounted to $65 million in 2021 (2020: $57 million). Further impact related to inventories on the consolidated income statement is provided in Note 7.6.28.

The carrying amount of inventories is presented net of a reserve for obsolescence items of $88 million as at December 31, 2021 (2020: $74 million).

7.6.18. Trade accounts receivable

Trade accounts receivable consisted of the following:

In millions of USD	December 31, 2021	December 31, 2020
Trade accounts receivable	1,778	1,481
Loss allowance	(19)	(16)
Total	1,759	1,465

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are non-interest bearing with credit terms from 30 up to 90 day terms. They are all classified as current. The Group holds the trade receivables with the objective to collect the contractual cash flows and, therefore, trade receivables are measured subsequently at amortized cost using the effective interest method. The Group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money and no significant transaction with customers includes significant financing component. Due to the short-term nature of trade receivables, their carrying amount is considered to be the same as their fair value.

As described in Note 7.6.36, the Group monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, considering its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash.

The Group uses a lifetime expected loss allowance for all trade receivables based on failure rates, as applied to the gross amounts of trade accounts receivable. The model includes reasonable assumptions about future credit trends. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the Group’s customers to settle the receivables. In addition to the factors already embedded in the failure rates, as applied on trade accounts receivable, the Group has identified cyclicality and uncertainties around continued growth for the semiconductor industry and its serviceable available market to be the most relevant factors. These macroeconomic factors are weighted into different economic scenarios, in line with estimates and methodologies applied by other business entities, including financial institutions. These scenarios range from upside scenario (above-trend economic growth) to severe downside (recession). On that basis, the loss allowance as at December 31, 2021 and December 31, 2020 was determined as follows:

			Past due
In millions of USD	Total	No past-due	Less than a month	Between 1 and 6 months	Over 6 months
December 31, 2021
Expected loss rate		1%	1%	10%	100%
Trade receivables – Gross carrying amount	1,778	1,736	39	—	3
Loss allowance	(19)	(16)	—	—	(3)
Trade receivables – Net carrying amount	1,759	1,720	39	—	—
December 31, 2020
Expected loss rate		1%	1%	10%	100%
Trade receivables – Gross carrying amount	1,481	1,450	29	—	2
Loss allowance	(16)	(14)	—	—	(2)
Trade receivables – Net carrying amount	1,465	1,436	29	—	—

The loss allowance for trade accounts receivable as at December 31, 2021 and December 31, 2020 reconcile to the opening loss allowance as follows:

In millions of USD
As at December 31, 2019	16
Additions	1
Reversals	(1)
As at December 31, 2020	16
Additions	4
Reversals	(1)
As at December 31, 2021	19

Trade accounts receivable are denominated in the following currencies:

In millions of USD	December 31, 2021	December 31, 2020
US dollar	1,635	1,378
Euro	37	38
Japanese Yen	106	65
Total	1,778	1,481

The maximum exposure to credit risk was the fair value of trade accounts receivable, net of expected credit losses as at December 31, 2021 and December 31, 2020.

7.6.19. Other receivables and assets

Other receivables and assets consisted of the following:

In millions of USD	December 31, 2021	December 31, 2020
Receivables from government agencies	296	244
Advances	28	39
Prepayments	90	70
Other indirect tax receivable	119	114
Other current assets	42	53
Total	575	520

Receivables from government agencies relate to research and development contracts, research tax credits, industrialization contracts and capital investment projects.

The Group applies a forward-looking expected credit losses model on all financial assets measured at amortized cost, excluding trade accounts receivable. The major portion of other receivables and assets to which this expected credit loss model applies corresponds to receivables from governmental agencies. Due to the short maturity of these receivables and the existing history of zero-default on receivables originated by governments, the expected credit loss is assumed to be negligible. Other receivables, excluding receivables from government agencies, are composed of individually insignificant amounts at exposure of default. Consequently, no significant loss allowance was reported on other receivables and assets as at December 31, 2021 and December 31, 2020.

The carrying amounts of the Group’s other receivables and assets are denominated in the following currencies:

In millions of USD	December 31, 2021	December 31, 2020
US dollar	104	108
Euro	435	365
Other currencies	36	47
Total	575	520

The maximum exposure to credit risk was the fair value of other receivables and assets, net of expected credit losses, as at December 31, 2021 and December 31, 2020.

7.6.20. Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	December 31, 2021	December 31, 2020
Cash at bank and in hand	342	369
Deposits at call with banks	2,883	2,637
Total	3,225	3,006

7.6.21. Equity

7.6.21.1.        Outstanding shares

The authorized share capital of the Company is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2021, the number of common shares issued was 911,276,920 shares (December 31, 2020: 911,239,420 shares).

As of December 31, 2021, the number of common shares outstanding was 906,518,057 shares (December 31, 2020: 905,415,002 shares).

7.6.21.2.        Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

The Company is a party to an option agreement regarding the preference shares with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, which agreement was extended for another ten years in October 2016. The Managing Board and the Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of the Company. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions which the board of the Stichting determines would be contrary to the Company’s interests, shareholders and other stakeholders and which in the event of a creeping acquisition or offer for the Company’s common shares are not supported by the Company’s Managing Board and Supervisory Board. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by the Managing Board and the Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to the Company’s interests, shareholders and other stakeholders.

There were no preference shares issued as of December 31, 2021 and December 31, 2020 respectively.

7.6.21.3.        Treasury shares

As of December 31, 2021, the Company owned 4,758,863 shares classified as treasury stock in the consolidated statement of equity compared to 5,824,418 shares as of December 31, 2020.

The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs of unvested shares. As of December 31, 2021, 67,933,213 of these treasury shares were transferred to employees under the Company’s share-based remuneration programs, of which 7,448,615 in the year ended December 31, 2021.

In 2021, the Company completed its buy-back program announced on November 5, 2018 by the repurchase of approximately 8.3 million shares of its common stock for a total of $313 million, reflected at cost, as a reduction of the parent company stockholders’ equity.

On July 1, 2021, the Company announced the launch of a share buy-back program of up to $1,040 million to be executed within a three-year period.  The Company intends to carry out the buy-back program, and hold the shares bought back as treasury stock for the purpose of meeting the Company’s obligations in relation to its employee stock award plans and to support the potential settlement of its outstanding convertible debt.  In 2021, as part of the share buy-back program announced on July 1, 2021, the Company repurchased approximately 3.9 million shares of its common stock for a total of $172 million.

As described in note 7.6.15.3, bondholders exercised in 2021 their conversion rights on Tranche B of the senior unsecured convertible bonds issued on July 3, 2017. Out of the 3,750 bonds composing Tranche B, the Company elected to settle 1,238 bonds on a net-share basis through the delivery of approximately 5.8 million treasury shares.  In 2020, bondholders exercised their conversion rights on Tranche A of the senior unsecured convertible bonds issued on July 3, 2017, which the Company elected to net-share settle.  The full settlement of Tranche A resulted in 11.4 million shares delivered to bondholders.

7.6.21.4.        Unvested share awards for the Supervisory Board

On an annual basis and until the year 2012, the Compensation Committee (on behalf of the Supervisory Board and with its approval) used to grant stock-based awards (the options to acquire common shares in the share capital of the Company) to the members and professionals of the Supervisory Board (“The Supervisory Board Plan”). The awards were granted at the nominal value of the share of €1.04 (exercise price of the option). The options granted under the Supervisory Board Plan vest and become exercisable immediately, while the shares resulting from these awards vest and therefore become available for trade evenly over three years (one third every year), with no market, performance or service conditions.

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Year of Grant	Options granted and vested	Options waived at grant
2011	172,500	(30,000)
2012	180,000	(22,500)
2013 to 2021	No options granted

A summary of the options’ activity by plan for the years ended December 31, 2021 and December 31, 2020 is presented below:

Year of grant	Outstanding as of 31.12.2019	Exercised	Outstanding as of 31.12.2020	Exercised	Outstanding as of 31.12.2021
2011	45,000	(37,500)	7,500	(7,500)	—
2012	65,000	(15,000)	50,000	(30,000)	20,000

The total intrinsic value of options exercised during the year 2021 amounted to $2 million, compared to $2 million in 2020. The total intrinsic value of options outstanding as of December 31, 2021 and December 31, 2020 amounted to $1 million and $2 million, respectively.

At the Company’s Annual General Meeting of Shareholders held on June 21, 2013, it was resolved to abolish and terminate the stock-based compensation for the Supervisory Board members and professionals.

7.6.21.5.        Unvested share awards for the Employees

On an annual basis, the Compensation Committee (on behalf of the Supervisory Board and with its approval) grants stock-based awards to senior executives along with selected employees (the “Employee Plan”). The awards are granted for services under the Employee Plan. There are two types of unvested shares: (1) shares granted to employees, which are subject only to service conditions and vest over the requisite service period, and (2) shares granted to senior executives, whose vesting is subject to performance conditions. For the plans 2018, 2019 and 2020, the performance conditions consisted of two external targets (sales evolution and operating income compared to a basket of competitors) weighting for two thirds of the total number of awards granted and of one internal target (return on net assets compared to the previous period), weighting for one third of the total number of awards granted. For the plan 2021, the performance conditions consisted of two external targets (sales evolution and operating income compared to a basket of competitors) weighting for two thirds of the total number of awards granted and of one internal target (Company’s sustainability and diversity performance). All the awards vest over a three-year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant). In addition, in 2019 and 2020 there was a Special Bonus granted to the Group’s CEO.

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Date of Grant	Allocations under	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
July 24, 2018	2018 Employee Plan	7,552,410	—	—
December 20, 2018	2018 Employee Plan	443,200	—	—
May 23, 2019	2019 CEO Special Bonus	34,960	—	—
July 24, 2019	2019 Employee Plan	7,752,940	—	(1,161,966)
December 26, 2019	2019 Employee Plan	246,750	—	(17,013)
June 17, 2020	2020 CEO Special Bonus	16,000	—	—
July 23, 2020	2020 Employee Plan	7,437,580	—	—
December 24, 2020	2020 Employee Plan	562,350	—	—
July 28, 2021	2021 Employee Plan	6,327,205	—	(954,428)
December 21, 2021	2021 Employee Plan	213,270	—	(60,500)

A summary of the unvested share activity for the year December 31, 2021 is presented below:

Allocation under	Unvested as at December 31, 2020	Granted	Forfeited / waived	Cancelled on failed vesting conditions	Vested	Unvested as at December 31, 2021
2018 Employee Plan	2,718,685	—	(8,235)	—	(2,710,450)	—
2019 CEO Special Bonus	23,306	—	—	—	(11,654)	11,652
2019 Employee Plan	4,575,120	—	(46,062)	—	(2,172,659)	2,356,399
2020 CEO Special Bonus	—	16,000	—	—	(5,333)	10,667
2020 Employee Plan	7,970,945	—	(97,860)	—	(2,547,419)	5,325,666
2021 Employee Plan	—	6,540,475	(41,870)	(1,014,928)	(1,100)	5,482,577
Total	15,288,056	6,556,475	(194,027)	(1,014,928)	(7,448,615)	13,186,961

The grant date weighted average fair value of unvested shares granted to employees under the 2018 Employee Plan was $22.78. On March 27, 2019, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, all three performance conditions were fully met. Consequently, the compensation expense recorded on the 2018 Employee Plan reflects the statement that — for the portion of the shares subject to performance conditions — 100% of the awards granted will fully vest, as far as the service condition is met.

The grant date weighted average fair value of unvested shares granted to employees under the 2019 Employee Plan was $19.28. On March 25, 2020, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, two performance conditions were met. Consequently, the compensation expense recorded on the 2019 Employee Plan reflects the statement that — for the portion of the shares subject to performance conditions — two thirds of the awards granted will vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to the CEO under the 2019 CEO Special Bonus Plan was $14.97. On the 2019 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date weighted average fair value of unvested shares granted to employees under the 2020 Employee Plan was $30.17. On March 24, 2021, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, all three performance conditions were fully met. Consequently, the compensation expense recorded on the 2020 Employee Plan reflects the statement that — for the portion of the shares subject to performance conditions — 100% of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to the CEO under the 2020 CEO Special Bonus Plan was $26.64. On the 2020 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date weighted average fair value of unvested shares granted to employees under the 2021 Employee Plan was $39.20. On March 23, 2022, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, two out of three performance conditions were met. Consequently, the compensation expense recorded on the 2021 Employee Plan reflects the statement that — for the portion of the shares subject to performance conditions — two thirds of the awards granted will fully vest, as far as the service condition is met.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated income statement for the year ended December 31, 2021 and 2020:

In millions of USD	December 31, 2021	December 31, 2020
Cost of sales	33	26
Research and development	68	53
Selling, general and administrative	109	87
Total pre-payroll tax and social contribution compensation	210	166

The fair value of the shares vested in 2021 totaled $181 million compared to $141 million in 2020.

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $9 million as of December 31, 2021, compared to $6 million as of December 31, 2020. As of December 31, 2021, there was $214 million of total unrecognized compensation cost related to the grant of unvested shares, which is expected to be recognized over a weighted average period of approximately 9 months.

The total deferred income tax benefit recognized in the consolidated income statement related to unvested share-based compensation expense amounted to $14 million for the year ended December 31, 2021, compared to $9 million for the year ended December 31, 2020. The excess tax benefit on unvested share-based compensation totaled $9 million as at December 31, 2021, compared to $7 million as at December 31, 2020, and was recorded in “Other reserves” in the consolidated statement of equity.

7.6.21.6.        Other reserves

Other reserves include the following components as at December 31, 2021:

In millions of USD	Share-based compensation reserve	Fair value reserve of financial assets at FVOCI	Cash Flow Hedge (CFH) reserve	Foreign currency translation reserve	Employee benefit plan reserve	Total other reserves
As at December 31, 2019	987	(1)	(2)	564	(231)	1,317
Employee share award scheme	173		—	—	—	173
Net movement recognized in the statement of comprehensive income	—	(2)	35	202	—	235
Transfer of cash flow hedge reserve to inventories	—	—	(2)	—	—	(2)
As at December 31, 2020	1,160	(3)	31	766	(231)	1,723
Employee share award scheme	220		—	—	—	220
Net movement recognized in the statement of comprehensive income	—	(1)	(59)	(188)	37	(211)
Transfer of cash flow hedge reserve to inventories	—	—	6	—	—	6
As at December 31, 2021	1,380	(4)	(22)	578	(194)	1,738

Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of equity-settled share-based payment to employees, including key management personnel, as part of their remuneration. Refer to Notes 7.6.21.4 and 7.6.21.5 for further details on these share-based compensation programs.

Fair value reserve of financial assets at FVOCI: This reserve records fair value changes on debt and equity securities measured at FVOCI.

Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship outstanding as at year-end.

Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements for subsidiaries which functional currency is different from the U.S. dollars.

Employee benefit plan reserve: The employee benefit plan reserve is used to recognize the actuarial gains and losses and past service cost of post-employment pension plans.

7.6.21.7.        Dividends

The 2021 AGM held on May 27, 2021 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2021 and first quarter of 2022. The amount of $54 million corresponding to the first installment, $55 million corresponding to the second installment and $54 million corresponding to the third installment were paid as at December 31, 2021.  The remaining portion of $55 million related to the last installment is presented in the line “Other payables and accrued liabilities” of the consolidated statement of financial position as at December 31, 2021.

The 2020 AGM held on June 17, 2020 authorized the distribution of a cash dividend of $0.168 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.042 in each of the second, third and fourth quarters of 2020 and first quarter of 2021. The amount of $37 million corresponding to the first installment, $38 million corresponding to the second installment and $34 million corresponding to the third installment were paid as at December 31, 2020. The remaining portion of $4 million related to the third installment and the last installment of $38 million were paid in the first half of 2021.

The 2019 AGM held on May 31, 2019 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2019 and first quarter of 2020. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $48 million corresponding to the third installment were paid as at December 31, 2019. The remaining portion of $6 million related to the third installment and the last installment of $53 million were paid in the first half of 2020.

7.6.21.8.        Legal reserves

Refer to Note 8.3.11 for the composition of the Company’s legal reserves.

7.6.22.        Provisions

Movements in provisions during the year ended December 31, 2021 are detailed as follows:

In millions of USD	Restructuring	Warranty and product Guarantee	Total
As at December 31, 2020	4	2	6
Unused provisions	(2)	—	(2)
Charges incurred in 2021	3	2	5
Amounts paid	(3)	—	(3)
As at December 31, 2021	2	4	6
Current 2021	2	4	6
Non-current 2021	—	—	—
As at December 31, 2020	4	2	6
Current 2020	4	2	6
Non-current 2020	—	—	—

Restructuring provisions

•	Set-top Box restructuring plan

In 2016, the Group announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision resulted in a global workforce review affecting approximately 1,400 employees worldwide, which included about 430 employees in France through a voluntary departure plan, about 670 employees in Asia and about 120 employees in the United States of America. The Group reported in 2021 and 2020 a $2 million and $1 million, respectively, as a reversal of unused provisions.

•	Bouskoura restructuring plan

In 2019, management committed to a restructuring plan impacting its back-end activities. A voluntary plan involving a reduction in force representing approximately 150 employees was announced in Bouskoura, Morocco, in December 2019, in compliance with local legislation. In association with the voluntary termination benefits paid to employees who signed the offer for voluntary leaves, the Group recorded a restructuring charge totaling $11 million since inception, of which $3 million reported in 2021.

Warranty and product guarantee

The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products do not conform, the Group will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels.

7.6.23. Employee benefits

Comparative figures have been adjusted to reflect a change in accounting policy, following the IFRIC agenda decision issued in 2021. The change in accounting policy affects pension accounting for defined benefit plans with certain characteristics found in retirement indemnities plans in one of the countries where the Group operates. The change in accounting policy was applied retrospectively and resulted in a decrease in non-current liabilities for employee benefits of $18 million, a reduction in non-current deferred tax assets of $5 million and an increase in retained earnings of $13 million, net of deferred income tax as of December 31, 2020. The amounts affected in the below footnote are marked with an asterisk (*).

Employee benefits liabilities are detailed as follows:

In millions of USD	December 31, 2021	December 31, 2020*
Retirement benefit obligation liability	448	500
Other long-term employee benefits	99	107
Other employee benefits liabilities	39	55
Salaries and wages	531	446
Social charges on salaries and wages	222	200
Total employee benefits liabilities	1,339	1,308
Non-current assets	—	(4)
Current liabilities	775	696
Non-current liabilities	564	616

Pensions

The Group has a number of defined benefit pension plans covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The Group uses December 31 as measurement date for all its plans. Eligibility is generally determined in accordance with local statutory requirements. In 2021 and 2020, the major defined benefit pension plans and long-term employee benefit plans were in the USA (retirement plan closed to new entrants and future accrual), France (retirement indemnities), Switzerland (retirement pension system), UK (retirement benefit scheme closed to new entrants and future accrual) and Italy (termination indemnity plan (“TFR”) generated before July 1, 2007).

The amounts recognized in the statement of financial position are determined as follows:

In millions of USD	December 31, 2021	December 31, 2020*
Benefit obligations wholly or partially funded	(849)	(880)
Fair value of plan assets	743	718
Benefit obligations wholly unfunded	(312)	(338)
Asset ceiling	(30)	—
Total pension liabilities	(448)	(500)

The movements in the pension liability are as follows:

In millions of USD	2021	2020*
Beginning of the year	500	471
Exchange difference	(23)	38
Pension expense	41	38
Contributions paid	(30)	(29)
Remeasurement (gain) / loss recognized in OCI	(41)	—
Change in accounting policy	—	(18)
End of the year	447	500

Changes in defined benefit obligations are as follows:

In millions of USD	2021	2020*
Beginning of the year	1,218	1,052
Service cost	36	31
Interest cost	18	20
Employee contributions	4	4
Plan amendment	—	1
Actuarial (gain) loss – Experience	20	(5)
Actuarial (gain) loss – Demographic assumptions	(13)	(1)
Actuarial (gain) loss – Financial assumptions	(58)	92
Benefits paid	(33)	(15)
Effect of foreign exchange translation	(31)	57
Change in accounting policy	—	(18)
End of the year	1,161	1,218

Defined benefit obligations by main geographical locations are as follows:

In millions of USD	2021	2020*
France	223	242
Italy	105	120
Switzerland	161	169
United Kingdom	192	224
United States	406	398
Other countries	74	65
End of the year	1,161	1,218

Changes in plan assets are as follows:

In millions of USD	2021	2020
Beginning of the year	718	597
Interest income	12	14
Employer contribution	17	17
Employee contribution	4	4
Benefits paid	(20)	(3)
Actuarial gain (loss)	21	70
Effect of foreign exchange translation	(9)	19
End of the year	743	718

The actual return on plan assets in 2021 was a gain of $33 million (2020: gain of $84 million). In 2021, the theoretical interest income on plan assets was a gain of $12 million (2020: gain of $14 million) resulting in an actuarial gain on plan assets of $21 million (2020: gain of $70 million).

Plan assets by main geographical locations are as follows:

In millions of USD	2021	2020
France	3	3
Switzerland	125	121
United Kingdom	206	199
United States	365	348
Other countries	44	47
End of the year	743	718

The effects of the asset ceiling are as follows:

In millions of USD	2021	2020
Beginning of the year	—	(16)
Effect of asset ceiling recognized during the year	(30)	16
Effect of foreign exchange translation	—	—
End of the year	(30)	—

The amounts recognized in the income statement related to pensions are as follows:

In millions of USD	2021	2020
Service cost	36	32
Current service cost	36	31
Prior service cost	—	1
Net interest cost	5	6
Interest cost	18	20
Interest income	(13)	(14)
Total pension costs	41	38

The Group’s detailed pension plan asset allocation including the fair value measurements of those plan assets as at December 31, 2021 is as follows:

In millions of USD	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	5	5	—	—
Equity securities	130	2	128	—
Government debt securities	87	—	87	—
Corporate debt securities	164	—	139	25
Investment funds	156	1	155	—
Real estate	10	—	10	—
Other (mainly insurance assets)	191	—	49	142
Total	743	8	568	167

The Group’s detailed pension plan asset allocation including the fair value measurements of those plan assets as at December 31, 2020 is as follows:

In millions of USD	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	4	4	—	—
Equity securities	167	2	165	—
Government debt securities	86	—	86	—
Corporate debt securities	105	—	81	24
Investment funds	153	3	150	—
Real estate	11	—	11	—
Other (mainly insurance assets)	192	—	54	138
Total	718	9	547	162

The majority of plans (in the United Kingdom, United States and Switzerland) are governed by an independent board of trustees, which includes employer representatives.

The Group’s investment strategy for its pension plans is to optimize the long-term investment return on plan assets in relation to the liability structure to maintain an acceptable level of risk while minimizing the cost of providing pension benefits and maintaining adequate funding levels in accordance with applicable rules in each jurisdiction.

The Group’s practice is to periodically conduct a review in each subsidiary of its asset allocation strategy, in such a way that the asset allocation is in line with the targeted asset allocation within reasonable boundaries. The Group’s asset portfolios are managed in such a way as to achieve adapted diversity. The Group does not manage any assets internally.

After considering the funded status of the Group’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Group may choose to make contributions to its pension plans in any given year in excess of required amounts. In 2021, the Group’s contributions to plan assets were $17 million (2020: $17 million) and it expects to contribute cash of $26 million in 2022.

Other long-term employee benefits

Other long-term employee benefits include seniority and loyalty award programs. The movements in the other long-term employee benefits liability are as follows:

In millions of USD	2021	2020
Beginning of the year	108	96
Service cost	14	12
Interest cost	1	1
Plan amendment – past service cost – non vested benefits	—	—
Actuarial (gain) loss – Experience	(1)	(2)
Actuarial (gain) loss – Demographic assumptions	1	1
Actuarial (gain) loss – Financial assumptions	(3)	3
Benefits paid	(5)	(11)
Effect of curtailment	—	—
Effect of foreign exchange translation	(16)	8
End of the year	99	108

The amounts recognized in the income statement related to other long-term benefits are as follows:

In millions of USD	2021	2020
Service cost	14	12
Current service cost	14	12
Past service cost	—	—
Curtailment	—	—
Net interest cost	(1)	3
Interest cost	1	1
Immediate recognition of (gains) losses	(2)	2
Total other long-term benefits costs	13	15

Assumptions

The weighted average assumptions used in the determination of pension and other long-term obligations are as follows:

	2021	2020
Discount rate	1.50%	1.43%
Inflation rate	1.73%	1.74%
Future salary increase	1.69%	2.65%

The discount rate was determined by reference to high quality corporate bond rates applicable to the respective country of each plan and estimated terms of the defined benefit obligation. As required by IAS 19, and for pension plans with plan assets, the interest income on plan assets is set equal to the corresponding discount rate.

The average duration of Defined Benefit Obligations is 14 years in 2021 (2020: 13 years).

At December 31, 2021, an increase of the discount rate of 0.50% would have resulted in a reduction of the Defined Benefit Obligations of $81 million and a decrease of the discount rate of 0.50% would have resulted in an increase of the Defined Benefit Obligations by $87 million. An increase of the inflation rate of 0.50% would have resulted in an increase of the Defined Benefit Obligations of $12 million and a decrease of the inflation rate of 0.50% would have resulted in a decrease of the Defined Benefit Obligations of $12 million. An increase of the life expectancy of one year would have resulted in an increase of the Defined Benefit Obligations of $22 million and a decrease of the life expectancy of one year would have resulted in a decrease of the Defined Benefit Obligations of $22 million. These sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the same method has been applied as when calculating the pension liability recognized within the consolidated statement of financial position.

Assumptions regarding future mortality experience are set based on advice from published statistics and experience in each territory.

Defined contribution plans

The Group has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. In 2021, the annual cost of these plans amounted to approximately $101 million (2020: $91 million).

7.6.24. Trade accounts payable, other payables and accrued liabilities

In millions of USD	December 31, 2021	December 31, 2020
Trade accounts payable	1,582	1,166
Dividends due to shareholders	55	42
Taxes other than income taxes	58	58
Advances	59	75
Royalties	29	24
Deferred consideration for business acquisitions	27	—
Other accrued liabilities	38	75
Total other payables and accrued liabilities	266	274

7.6.25. Significant categories of income

In millions of USD	December 31, 2021	December 31, 2020
Sales of goods	12,729	10,181
License revenue and patent royalty income	32	38
Research tax credits recognized as a reduction of Research & Development expenses	102	102
Public funding recognized in Other income	162	231
Finance income	13	105
Total	13,038	10,657

7.6.26. Revenues

7.6.26.1.        Nature of goods and services

The Group designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

The principal activities — separated by reportable segments — from which the Group generates its revenues are described in Note 7.6.27.

Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

While the majority of the Group’s sales agreements contain standard terms and conditions, the Group may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer.

7.6.26.2.        Revenue recognition and disaggregation

The Group recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations linked to the sale of goods contracts have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.

The payment terms typically range between 30 and 90 days.

The Group’s consolidated total revenues disaggregated by operating segments are presented in Note 7.6.27. The following table presents the Group’s consolidated total revenues disaggregated by geographical region of shipment, nature and market channel.

In millions of USD	December 31, 2021	December 31, 2020
Total revenues by geographical region of shipment(1)
EMEA	2,557	1,966
Americas	1,525	1,165
Asia Pacific	8,679	7,088
Total revenues	12,761	10,219
Total revenues by nature
Revenues from sale of products	12,560	10,049
Revenues from sale of services	169	132
Other revenues	32	38
Total revenues	12,761	10,219
Total revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	8,486	7,411
Distribution	4,275	2,808
Total revenues	12,761	10,219

(1)

Total revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)

Original Equipment Manufacturers (“OEM”) are the end-customers to which the Group provides direct marketing application engineering support, while Distribution refers to the distributors and representatives that the Group engages to distribute its products around the world.

The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which the Group has the right to invoice for services performed.

In 2021, the Group’s largest customer, Apple, represented 20.5% (2020: 23.9%) of total revenues, reported in the ADG, AMS and MDG segments.

7.6.27. Segment information

The Group designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

The Group’s operating segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs, and discrete and power transistor products.
•	Analog, MEMS and Sensors Group (AMS), comprised of analog, smart power, low power RF, MEMS sensors and actuators, and optical sensing solutions.
•	Microcontrollers and Digital ICs Group (MDG), comprised of microcontrollers (general purpose and secure), memories (RF and EEPROM), and RF communications.

For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with the Group’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization expenses, phase-out and start-up costs of certain manufacturing facilities, and other unallocated expenses such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in cost of sales. Finally, public grants are allocated to the Group’s segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

The following tables present the Group’s consolidated total revenues and consolidated operating income by reportable segment.

Total revenues by operating segment:

In millions of USD	December 31, 2021	December 31, 2020
ADG	4,350	3,284
AMS	4,623	3,892
MDG	3,766	3,030
Total revenues of operating segments	12,739	10,206
Others	22	13
Total revenues	12,761	10,219

Operating profit by operating segment:

In millions of USD	December 31, 2021	December 31, 2020
ADG	509	179
AMS	1,014	808
MDG	914	501
Sub-total operating profit of operating segments	2,437	1,488
Impairment, restructuring charges and other related closure costs	(2)	(11)
Unallocated manufacturing results	(15)	(161)
Strategic and other research and development programs and other non-allocated provisions(2)	(11)	(5)
IFRS/U.S. GAAP Adjustments(1):
Net impact of capitalized development costs	119	(42)
Derivative instruments not designated as hedge instruments under IFRS	(39)	23
Employee benefits adjustments	7	(14)
Asset acquisition tax incentives	(51)	(49)
IFRS 16 adjustment on lease expenses	7	4
Operating profit	2,452	1,233

(1)

The operating profit allocated by operating segments as reported in the above table is based on the Group’s primary financial reporting framework (U.S. GAAP) and reflects the way the Chief Operating Decision Maker (“CODM”) monitors the operating performance of each segment.

(2)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the product segments.

The following is a summary of operations by entities located within the indicated geographic areas for 2021 and 2020. Total revenues represent sales to third parties from the country in which each entity is incorporated. A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Group operates. As such, the Group mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Total revenues by geographical area:

In millions of USD	December 31, 2021	December 31, 2020
Netherlands	3,282	2,795
France	126	89
Italy	56	52
USA	1,253	976
Singapore	7,442	5,817
Japan	586	479
Other countries	16	11
Total	12,761	10,219

Non-current assets other than other non-current financial assets and deferred tax assets:

In millions of USD	December 31, 2021	December 31, 2020
Netherlands	2,992	2,326
France	1,689	1,643
Italy	1,737	1,554
USA	44	33
Singapore	673	606
Other countries	941	920
Total	8,076	7,082

7.6.28. Expenses by nature

Expenses recorded as cost of sales, R&D and SG&A are detailed as follows:

In millions of USD	December 31, 2021	December 31, 2020
Depreciation and amortization	1,349	1,262
Employee benefit expenses	3,602	3,073
Purchase of materials	2,828	2,619
Purchase of subcontracting services	2,064	1,640
Changes in inventories	(188)	(85)
Transportation	30	31
Impairment charge	40	114
Royalties and patents	99	81
Advertising costs	14	12
Other expenses	577	467
Total cost of sales, research and development, and selling, general and administrative	10,415	9,214

Employee benefit expenses are detailed as follows:

In millions of USD	December 31, 2021	December 31, 2020
Wages and salaries	2,710	2,271
Payroll taxes and other social contribution charges	527	492
Share-based compensation expense	210	166
Pensions and other long-term benefits costs	155	144
Total employee benefit expenses	3,602	3,073
Of which included in:
Cost of sales	1,595	1,358
Selling, general and administrative	955	810
Research and development	1,052	905

7.6.29. Other income / expenses

Other income consisted of the following:

In millions of USD	December 31, 2021	December 31, 2020
Public funding	162	231
Foreign exchange forward contracts and other currency derivatives	9	26
Net foreign exchange gain	—	21
Gain on sale of non-current assets	5	14
Total other income	176	292

Other expenses consisted of the following:

In millions of USD	December 31, 2021	December 31, 2020
Start-up / Phase out costs	—	8
Foreign exchange forward contracts and other currency derivatives	35	13
Net foreign exchange loss	2	—
Patent costs	10	11
Sanitation and other costs incurred to prevent the spread of COVID-19	19	32
Other expense	4	—
Total other expenses	70	64

The Group receives significant public funding from governmental agencies in several jurisdictions. Public funding for research, development and other innovation programs is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met. Public funding received in the year ended December 31, 2017, from the Nano2017 program with the French government is subject to a financial return in the year 2024 and depends on the future cumulative sales of a certain product group over a five-year period. As at December 31, 2021, an amount of $44 million, corresponding primarily to the Nano2017 program, was reported in other non-current liabilities in the consolidated statement of financial position as at December 31, 2021, compared to $42 million as at December 31, 2020. The Group also participates in the European Commission's Important Projects of Common Interests (IPCEI), until 2022 in France and until 2024 in Italy. For the latter, the Group reported $195 million receivables, of which $111 million reported in the line "Other receivables and assets" of the consolidated statement of financial position for the year ended December 31, 2021.

Foreign exchange gains (losses), net of foreign exchange forward contracts and other currency derivatives, represent the portion of exchange rate changes on transactions denominated in currencies other than the entity’s functional currency and the changes in fair value of derivative instruments which are not designated as hedge, as described in Note 7.6.15.4.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees.  They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

COVID-19 incremental costs are mainly composed of purchases of medical disposables, such as masks and sanitizers, and other expenses related to sanitary measures undertaken to protect employees during the COVID-19 pandemic.

7.6.30. Finance income / costs

Total finance income consisted of the following:

In millions of USD	December 31, 2021	December 31, 2020
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	—	39
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	—	13
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	—	20
Interest income on quoted debt securities	1	3
Other finance income	12	30
Total finance income	13	105

Total finance costs consisted of the following:

In millions of USD	December 31, 2021	December 31, 2020
Interest on Senior Bonds	38	47
2017 issued senior convertible bond net-share settlement (Tranche A)	—	64
2017 issued senior convertible bond net-share settlement (Tranche B)	189	—
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	—	296
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	98	58
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	99	63
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	2	—
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	4	—
Interests on lease liabilities	5	5
Interests on long-term loans and borrowings	1	4
Bank charges and commissions	3	4
Other finance expense	2	3
Total finance costs	441	544

No borrowing costs were capitalized in 2021 and 2020.

As described in Note 7.6.15.3, the change in fair value of the non-equity derivative instruments corresponding to the bondholders’ conversion option and the issuer’s call option embedded in the unsecured senior convertible bonds issued on August 4, 2020, generated a cost of $197 million and $6 million respectively, for the year ended December 31, 2021 compared to a cost of $121 million and gain of $33 million respectively, for the year ended December 31, 2020. Additionally, the net-share settlement of the Tranche B of the unsecured senior convertible bonds issued on July 3, 2017 generated a cost of $189 million for the year ended December 31, 2021.

Leases are further described in Note 7.6.12.

7.6.31. Components of other comprehensive income

In millions of USD	December 31, 2021	December 31, 2020
Cash flow hedges:
Gains / (losses) arising during the year	(56)	38
Reclassification adjustments for (gains) / losses included in the income statement	(12)	1
Total	(68)	39

7.6.32. Income tax

Comparative figures have been adjusted to reflect a change in accounting policy, following the IFRIC agenda decision issued in 2021. The change in accounting policy affects pension accounting for defined benefit plans with certain characteristics found in retirement indemnities plans in one of the countries where the Group operates. The change in accounting policy was applied retrospectively and resulted in a decrease in non-current liabilities for employee benefits of $18 million, a reduction in non-current deferred tax assets of $5 million and an increase in retained earnings of $13 million, net of deferred income tax as of December 31, 2020. The amounts affected in the below footnote are marked with an asterisk (*).

The major components of income tax benefit (expense) for the years ended December 31, 2021 and 2020 are:

Consolidated income statement

In millions of USD	December 31, 2021	December 31, 2020
The Netherlands taxes – current	—	—
Foreign taxes – current	(285)	(171)
Current taxes	(285)	(171)
The Netherlands taxes – deferred	—	—
Foreign deferred taxes	(22)	71
Deferred taxes	(22)	71
Income tax benefit / (expense)	(307)	(100)

Consolidated statement of other comprehensive income (deferred tax related to items charged or credited directly to equity during the year)

In millions of USD	December 31, 2021	December 31, 2020*
Re-measurements of employee benefit obligations	(3)	(5)
Income tax credited (charged) directly to equity	(3)	(5)

A reconciliation between income tax benefit and the product of income before tax multiplied by The Netherlands’ statutory tax rate for the years ended December 31, 2021 and 2020 is as follows:

In millions of USD	December 31, 2021	December 31, 2020
Gain (loss) before income tax	2,024	796
Income tax benefit (expense) at The Netherlands’ statutory tax rate of 25% (2020: 25%)	(506)	(199)
Non-deductible, non-taxable items	4	(97)
Impairment of deferred tax assets and tax losses with no deferred tax asset recognized	(2)	11
Effect on deferred tax rates of changes in enacted tax rates	6	(5)
Current year credits	39	40
Other taxes and credits	(22)	(42)
Benefits from tax holidays	49	37
Current year tax risk	(8)	(1)
Earnings (losses) of subsidiaries taxed at different rates	133	156
Income tax benefit / (expense)	(307)	(100)

During the year ended December 31, 2021, the Group did not recognize deferred tax assets on net operating losses for an approximate amount of $3 million (2020: $9 million).

The changes in enacted tax rates resulted in a decrease of tax expense of $6 million in 2021 (increase of $5 million in 2020).

The tax holidays represent a tax exemption period aimed at attracting foreign technological investment in certain tax jurisdictions. These agreements are present in various countries and include programs that reduce up to 100% of taxes in years affected by the agreements. The Group’s tax holidays expire at various dates through the year ending December 31, 2029.

For a particular tax-paying component of the Group and within a particular tax jurisdiction, all deferred tax assets and liabilities are offset and presented as a single amount. The Group does not offset deferred tax assets and liabilities attributable to different tax-paying components or to different tax jurisdictions.

In millions of USD	December 31, 2020*	Exchange differences	Income tax charged directly to equity	Business acquisitions	Income statement benefit (expense)	December 31, 2021
Deferred tax assets
Tax losses and investments credits	260	(4)	—	—	68	324
Impairment charge and restructuring	3	1	—	—	—	4
Fixed asset depreciation	85	(2)	—	—	(23)	60
Receivables for government funding	40	—	—	—	24	64
Pension service cost	103	(1)	(3)		(73)	26
Other	99	(2)	—	—	(3)	94
Total deferred tax assets	590	(8)	(3)	—	(7)	572
Deferred tax liabilities
Accelerated tax depreciation	(21)	—	—	—	(11)	(32)
Acquired intangible assets	(40)	1	—	—	17	(22)
Advances of government funding	(94)	1	—	—	(22)	(115)
Other	(16)	2	—	—	1	(13)
Total deferred tax liabilities	(171)	4	—	—	(15)	(182)
Net deferred tax	419	(4)	(3)	—	(22)	390

In millions of USD	December 31, 2019	Exchange differences	Income tax charged directly to equity*	Business acquisitions	Income statement benefit (expense)	December 31, 2020*
Deferred tax assets
Tax losses	211	17	—	5	27	260
Impairment charge and restructuring	6	1	—	—	(4)	3
Fixed asset depreciation	44	4	—	—	37	85
Receivables for government funding	14	—	—	—	26	40
Other*	165	—	(5)	—	42	202
Total deferred tax assets	440	22	(5)	5	128	590
Deferred tax liabilities
Accelerated tax depreciation	(20)	—	—	—	(1)	(21)
Acquired intangible assets	(34)	—	—	(18)	12	(40)
Advances of government funding	(31)	—	—	—	(63)	(94)
Other	(13)	2	—	—	(5)	(16)
Total deferred tax liabilities	(98)	2	—	(18)	(57)	(171)
Net deferred tax	342	24	(5)	(13)	71	419

As at December 31, 2021, the Group has deferred tax assets on tax loss carry forwards and investment credits that expire starting 2022 out of which a deferred tax assets of $324m are recognized, as follows:

Year	In millions of USD
2022	8
2023	8
2024	8
2025	9
2026	6
Thereafter	364
Total	403

As at December 31, 2020, the Group has deferred tax assets on tax loss carry forwards and investment credits that expire starting 2021, as follows:

Year	In millions of USD
2021	1
2022	1
2023	1
2024	1
2025	4
Thereafter	271
Total	279

As at December 31, 2021, deferred tax assets not recognized in the statement of financial position amounted to $717 million (2020: $638 million) and are mainly composed of the followings:

•

$213 million (2020: $215 million) relating to an agreement granting the Group certain tax credits for capital investments purchased through the year ended December 31, 2006. Any unused tax credits granted under the agreement will be impacted yearly by a legal inflationary index of -0.45% (2020: -0.15%). The credits may be utilized depending on the Group meeting certain program criteria. In addition to this agreement, from 2007 onwards, the Group has continued and will continue to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to use these credits currently and in future years, the Group did not recognize in 2021 and in 2020 these deferred tax assets in the statement of financial position.

•

$504 million (2020: $423 million) of tax loss carry forwards generated in on-going operations, or corresponding to net operating losses acquired in business combinations, whose recovery was not considered probable. The majority of these unrecognized tax loss carry forwards has an expiry date, if any, after 2025.

7.6.33. Earnings per share

For the year ended December 31, 2021 and December 31, 2020, earnings per share (“EPS”) were calculated as follows:

In millions of USD except earnings per share data	December 31, 2021	December 31, 2020
Basic EPS
Net result attributable to the equity holder of the parent	1,711	694
Weighted average shares outstanding	904,332,429	894,578,477
Basic EPS	1.89	0.78
Diluted EPS
Net result attributable to the equity holder of the parent	1,711	694
Weighted average shares outstanding	904,332,429	894,578,477
Dilutive effect of stock awards	8,334,204	9,017,937
Dilutive effect of settlement of 2017 unsecured senior convertible bonds	11,088,820	6,134,426
Dilutive effect of 2020 unsecured senior convertible bonds	—	—
Number of shares used for diluted EPS	923,755,453	909,730,840
Diluted EPS	1.85	0.76

There was no dilutive effect of the senior unsecured convertible bonds issued on August 4, 2020 in the 2020 diluted Earnings per Share since the conversion features were out-of-the-money.

7.6.34. Related party transactions

Transactions with related parties were as follows:

In millions of USD	December 31, 2021	December 31, 2020
Sales of goods and services to entities controlled by key management personnel	8	5
Purchases of goods and services from entities controlled by key management personnel	19	21
Accounts receivable from entities controlled by key management personnel	2	1

For the years ended December 31, 2021 and 2020, the related party transactions were primarily with companies in which management of the Group perform similar policymaking functions. These include, but are not limited to: Orange, Telecom Italia and Idemia France. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made in line with market practices and conditions.

The Group made a contribution of $0.5 million for the year ended December 31, 2021 and $0.5 million for the year ended December 31, 2020 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Group’s management.

In 2021 and 2020, the total remuneration paid to the sole member of the Managing Board and to the other executive officers was as follows:

	Short-term benefits				Post-		Share- based payments
For the year ended December 31, 2021, in USD	Base Salary	Bonus	Benefits	Social security contributions(1)	employment benefits Pensions(2)	Termination benefits	Unvested stock awards	Total
Sole member of the Managing Board	936,357	1,907,307	101,866	904,742	463,617	—	3,245,640	7,559,529
Executive officers (excluding sole member of the Managing Board)	13,729,105	9,569,622	1,293,643	8,721,451	330,770	3,288,715	39,797,294	76,730,600
Senior Management total remuneration	14,665,462	11,476,929	1,395,509	9,626,193	794,387	3,288,715	43,042,934	84,290,129

	Short-term benefits				Post-		Share- based payments
For the year ended December 31, 2020, in USD	Base Salary	Bonus	Benefits	Social security contributions(1)	employment benefits Pensions(2)	Termination benefits	Unvested stock awards	Total
Sole member of the Managing Board	856,837	1,285,378	103,599	797,306	471,143	—	2,224,984	5,739,247	(3)
Executive officers (excluding sole member of the Managing Board)	11,783,681	7,422,764	1,502,287	7,093,118	332,824	974,705	24,700,161	53,809,540	(4)
Senior Management total remuneration	12,640,518	8,708,142	1,605,886	7,890,424	803,967	974,705	26,925,145	59,548,787

(1)	Include compulsory contribution to pension plans
(2)	Complementary pension plan for Executive Management

The Group’s 24 executive officers, including the sole member of the Managing Board, were granted in 2021 for free 1,118,000 unvested shares subject to the achievement of performance objectives and service conditions being met. The weighted average grant date fair value of unvested shares granted to employees under the 2021 Employee Plan was $39.20.

The Group’s 22 executive officers, including the sole member of the Managing Board, were granted in 2020 for free 1,310,000 unvested shares subject to the achievement of performance objectives and service conditions being met. The weighted average grant date fair value of unvested shares granted to employees under the 2020 Employee Plan was $30.17.

The bonus paid to the executive officers corresponds to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the assessment of the achievement of individual, organizational and company objectives that are set on an annual basis and focused, inter alia, on return on net assets, customer service, profit, cash flow and market share. The maximum bonus awarded under the EIP is based upon a percentage of the executives’ salary and the overall achievement of the above objectives on an annual basis.

The 2021 EIP includes a sustainability index for Senior Management, as part of our effort to include corporate social responsibility into the performance framework of our Senior Management. The sustainability index has a weighting of 1/3 of personal objectives, and is divided into four criteria related to health and safety, environment, diversity & inclusion, and people engagement.

The executive officers and the Managing Board were covered in 2021 and 2020 under certain Group life and medical insurance programs, pension, state-run retirement and other similar benefit programs and other miscellaneous allowances.

At the end of the year 2005, the Compensation Committee recommended and the Supervisory Board decided to grant an additional pension benefit plan to the Group’s sole member of the Managing Board and a limited number of senior executives that have made key contributions to the Group’s success. Pursuant to this plan, in 2021 the Group made a contribution of $0.5 million to the plan of the sole member of the Managing Board, and $0.3 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2021 and/or no longer salaried in 2021 were $1.1 million.

The Group did not extend any loans or overdrafts to the sole member of the Managing Board, President and Chief Executive Officer, nor to any other member of Senior Management. Furthermore, the Group has not guaranteed any debts or concluded any leases with the sole member of the Managing Board, nor with any other member of Senior Management or their families.

The members of Senior Management, including the sole member of the Managing Board, President and Chief Executive Officer, were covered in 2021 under certain group life and medical insurance programs provided by the Group. The aggregate additional amount set aside in 2021 to provide pension, retirement or similar benefits for Senior Management, including the sole member of the Managing Board, President and Chief Executive Officer, as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $6.4 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

Individual remuneration paid to Supervisory Board Members in 2021 and 2020 was recorded as follows:

In Euros	2021(1)	2020(1)
Maurizio Tamagnini	160,000	156,500
Nicolas Dufourcq(2)	-	—
Janet Davidson	103,500	101,000
Heleen Kersten	107,500	105,000
Yann Delabrière(3)	98,500	88,000
Jean-Georges Malcor(3)	-	7,000
Lucia Morselli	104,000	106,500
Alessandro Rivera	87,500	84,000
Frédéric Sanchez	100,000	96,500
Martine Verluyten(4)	-	6,500
Ana de Pro Gonzalo(4)	151,000	140,500
	912,000	891,500

(1)	These amounts include a fixed annual compensation for the directors’ mandate, together with attendance fees from January 1 until December 31.
(2)	Mr. Dufourcq waived his rights to receive any compensation from the Company in relation to his mandate as a member of the Supervisory Board or otherwise.
(3)	The term of Mr. Jean-Georges Malcor ended on June 17, 2020. Mr. Yann Delabrière was appointed on June 17, 2020.
(4)	The term of Ms. Martine Verluyten ended on June 17, 2020. Ms. Ana de Pro Gonzalo was appointed on June 17, 2020.

No share awards were granted to Supervisory Board Members and Professionals in 2021 and 2020.

7.6.35. Commitments, contingencies, claims and legal proceedings

Commitments

The Group’s commitments as at December 31, 2021 were as follows:

In millions of USD	Total	2022	2023	2024	2025	2026	Thereafter
Purchase obligations	4,064	3,272	405	186	163	38	—
Of which:
Equipment purchase	2,412	2,406	6	—	—	—	—
Foundry purchase	1,488	768	358	167	157	38	—
Software, technology licenses and design	164	98	41	19	6	—	—
Other obligations	1,059	621	172	107	63	30	66
Total	5,123	3,893	577	293	226	68	66

The Group’s commitments as at December 31, 2020 were as follows:

In millions of USD	Total	2021	2022	2023	2024	2025	Thereafter
Purchase obligations	1,978	1,488	237	124	68	61	—
Of which:
Equipment purchase	916	916	—	—	—	—	—
Foundry purchase	935	475	216	119	64	61	—
Software, technology licenses and design	127	97	21	5	4	—	—
Other obligations	869	452	120	62	83	62	90
Total	2,847	1,940	357	186	151	123	90

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements and other service agreements.

Contingencies

The Group is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty cost on the products of the Group, contractual disputes, indemnification claims, claims for unauthorized use of third-party intellectual property, employee grievances, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of impairing an asset or the incurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss. The Group records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated. The Group regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

Claims and legal proceedings

The Group has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Group from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.

The Group has contractual commitments to various customers which could require the Group to incur costs to repair or replace defective products it supplies to such customer. The duration of these contractual commitments varies and, in certain cases, is indefinite. The Group is otherwise also involved in various lawsuits, claims, inquiries, inspections, investigations and/or proceedings incidental to its business and operations. Such matters, even if not meritorious, could result in the expenditure of significant financial or managerial resources. Any of the foregoing could have a material adverse effect on the Group’s results of operations, cash flows or its financial position.

Other Contingencies

The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

As at December 31, 2021 and 2020, respectively, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

7.6.36. Financial risk management objectives and policies

The Group is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its on-going investing and financing activities. The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Financial risk management is carried out by a central treasury department (Corporate Treasury). Additionally, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Group’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from Corporate Treasury. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch (“Fitch”) Ratings, or better. These ratings are closely and continuously monitored in order to manage exposure to the counterparty’s risk. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

Market risk

Foreign exchange risk

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Company’s subsidiaries and future commercial transactions.

Management has set up a policy to require subsidiaries to hedge their entire foreign exchange risk exposure with the Group through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes. Forward contracts and currency options, including collars, are also used by the Group to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecasted intercompany transactions that cover a large part of its research and development, selling general and administrative expenses as well as a portion of its front-end manufacturing production costs of semi-finished goods. The Group also hedges using currency forward contracts certain Singapore dollar-denominated manufacturing forecasted transactions. The derivative instruments used to hedge the forecasted transactions relating to front-end manufacturing production costs meet the criteria for designation as cash flow hedge. The hedged forecasted transactions have a high probability of occurring for hedge accounting purposes.

It is the Group’s policy to keep the foreign exchange exposures in all the currencies hedged month by month against the monthly standard rate. At each month end, the forecasted flows for the coming month are hedged together with the fixing of the new standard rate. For this reason, the hedging transactions will have an exchange rate very close to the standard rate at which the forecasted flows will be recorded on the following month. As such, the foreign exchange exposure of the Group, which consists in the balance sheet positions and other contractually agreed transactions, is always close to zero and any movement in the foreign exchange rates will not therefore influence the exchange effect on items of the consolidated income statement. Any discrepancy from the forecasted values and the actual results is constantly monitored and prompt actions are taken, if needed.

The hedging activity of the Group and the impact on the financial statements is described in detail in note 7.6.15.4.

The following sensitivity analysis was based on recognized assets and liabilities, including non-monetary items, of the Company and its subsidiaries. Equity would have been approximately $54 million higher/lower (2020: $40 million higher/lower) if the Euro strengthened/weakened by 300 basis points against the U.S. dollar, arising mainly from translation of net assets from subsidiaries whose functional currency is the Euro.

At December 31, 2021 if the Euro/U.S. dollar exchange rate had strengthened by 300 basis points with all other variables held constant, net result for the year would have been $45 million higher (2020: $32 million higher), mainly as a result of foreign exchange gains on outstanding derivative instruments. If the Euro/U.S. dollar exchange rate had weakened by 300 basis points with all other variables held constant, impact in net income would have been $50 million lower (2020: $28 million lower), mainly due to foreign exchange losses on outstanding derivative instruments.

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Group invests primarily on a short-term basis and as such its liquidity is invested in floating interest rate instruments. As a consequence, the Group is exposed to interest rate risk due to potential mismatch between the return on its short-term floating interest rate investments and the portion of its long-term debt issued at fixed rate.

At December 31, 2021 and 2020, if interest rates had been 20 basis points higher/lower with all other variables held constant, net income for the year would have been $1 million higher/lower respectively, mainly as a result of a high level of liquid assets in relation to debt, with no material impact on equity.

During 2021 and 2020, the Group’s borrowings at variable rate were denominated in Euros and in U.S. dollars.

Price risk

As part of its on-going investing activities, the Group may be exposed to quoted security price risk for investments measured at fair value, as described in Note 7.6.15.1. The Group did not hold as at December 31, 2021 and 2020 any significant investments in quoted equity securities.

The measurement for accounting purposes of the embedded derivative instruments of the senior unsecured convertible bonds issued on August 4, 2020 is dependent on various factors including the performance of STMicroelectronics ordinary shares. With respect to the valuation of the embedded issuer’s call options as at December 31, 2021, if the price of the Company’s ordinary shares, as measured on the New York stock exchange, with other valuation inputs remaining equal, increases by 10%, the value of the embedded call options would increase by $2 million (2020: increase of $13 million), whereas for a decrease of 10% in the share price, the value of the embedded call options would decrease by $4 million (2020: decrease of $2 million). With respect to the valuation of the embedded bondholders’ conversion options as at December 31, 2021, if the price of the Company’s ordinary shares, as measured on the New York stock exchange, with other valuation inputs remaining equal, increases by 10%, the value of the embedded conversion options would increase by $126 million (2020: increase of $195 million), whereas for a decrease of 10% in the share price, the value of the embedded conversion options would decrease by $108 million (2020: decrease of $192 million). Details of the sensitivity of the other valuation factors, more specifically implied volatility, are presented in Note 7.6.15.5.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. Credit risk typically arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, measured at FVOCI and at FVPL, the counterparty of derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables.

The Group is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Credit risk is managed on the Group basis. The Group selects banks and/or financial institutions that operate with the Group based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total. For derivative financial instruments, management has established limits so that, at any time, the fair value of contracts outstanding is not concentrated with any individual counterparty.

The Group monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, considering its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash, which mitigates credit risk. There is no major concentration of credit risk, whether through exposure to individual customers, specific industry sectors or regions. At December 31, 2021 and 2020, no customer represented more than 10% of total trade accounts receivable. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

The Group’s investments in debt instruments primarily include U.S. Treasury Bonds and long-term receivables towards government bodies. As such, they are investments with unmaterial credit loss. Any remaining receivable is of low credit risk and are individually not significant. The credit ratings of the investments are monitored for credit deterioration.

The Group has three types of financial assets that are subject to the expected credit loss model:

•	Trade receivables for sales of goods and services, as described in Note 7.6.18;
•	Debt securities measured at FVOCI, as described in Note 7.6.15.1;
•	Debt investments, primarily long-term receivables, carried at amortized cost, as described in Note 7.6.19 and Note 7.6.16.

The impairment methodology by category of financial assets is further described in each respective note. While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss is deemed to be immaterial. The maximum exposure for all financial assets is their carrying amount.

Liquidity risk

Prudent liquidity risk management includes maintaining enough cash and cash equivalents and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Group’s objective is to maintain a significant cash position and a low debt-to-equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities.

Management monitors rolling forecasts of the Group’s liquidity reserve based on expected cash flows.

A maturity analysis of interest-bearing loans and borrowings is shown in note 7.6.15.3.

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to create value for shareholders and benefits and returns for other stakeholders, as to maintain an optimal capital structure. In order to maintain or adjust the capital structure, the Group may review the amount of dividends paid to shareholders, return capital to shareholders, or issue new shares.

8.     Company’s financial statements

8.1. Company’s statement of financial position

In millions of USD (Before proposed appropriation of result)	Notes	December 31, 2021	December 31, 2020*
Assets
Non-current assets
Lease right-of-use assets	8.3.4	16	20
Goodwill	8.3.6	64	64
Intangible assets	8.3.5	17	18
Investments in subsidiaries	8.3.6	6,220	5,832
Other non-current financial assets	8.3.7.1	36	42
Other non-current assets		1	1
Total non-current assets		6,354	5,977
Current assets
Group companies interest-bearing short-term loans	8.3.9	1,794	2,121
Other group companies receivables	8.3.10	86	70
Other current financial assets	8.3.7.1	-	194
Other receivables and assets		9	16
Short-term deposits	8.3.7.1	291	550
Cash and cash equivalents	8.3.8	3,096	2,884
Total current assets		5,276	5,835
Total assets		11,630	11,812
Equity and liabilities
Equity	8.3.11
Issued and paid-in capital		1,073	1,163
Additional paid-in capital		2,283	2,272
Retained earnings		2,795	2,252
Treasury shares		(200)	(93)
Legal reserves		1,855	1,975
Result for the year		1,711	694
Total equity		9,517	8,263
Non-current liabilities
Interest-bearing loans and borrowings	8.3.13	1,382	1,359
Other non-current financial liabilities	8.3.7.2	550	358
Other non-current liabilities	8.3.14	5	5
Total non-current liabilities		1,937	1,722
Current liabilities
Interest-bearing loans and borrowings – current portion	8.3.13	-	734
Other current financial liabilities	8.3.7.2	4	680
Group companies short-term notes payables	8.3.10	63	99
Other group companies payables	8.3.10	42	265
Other payables and accrued liabilities	8.3.12	62	49
Income tax payable		5	—
Total current liabilities		176	1,827
Total equity and liabilities		11,630	11,812

The accompanying notes are an integral part of these Company’s financial statements

*Comparative figures have been adjusted to reflect a change in accounting policy, following the IFRIC agenda decision issued in 2021. The change in accounting policy affects pension accounting for defined benefit plans with certain characteristics found in retirement indemnities plans in one of the countries where the Group operates. The change in accounting policy was applied retrospectively and resulted in an increase in investments in subsidiaries of $13 million and an increase in retained earnings of $13 million as of December 31, 2020.

8.2. Company’s income statement

		Year ended
In millions of USD	Notes	December 31, 2021	December 31, 2020
Selling expenses		(1)	(1)
General and administrative expenses	8.3.16	(20)	(17)
Other income (expenses)	8.3.18	26	1
Income (loss) from operations		5	(17)
Finance income	8.3.17	20	114
Finance costs	8.3.17	(435)	(535)
Income (loss) before taxes		(410)	(438)
Income tax benefit (expense)		(7)	(7)
Income (loss) after tax		(417)	(445)
Results relating to investments in associates		-	2
Net income from affiliated companies	8.3.6	2,128	1,137
Net income		1,711	694

The accompanying notes are an integral part of these Company’s financial statements

8.3. Notes to Company’s financial statements

8.3.1. General

A description of the Company, its activities and group structure are included in the consolidated financial statements, prepared on the basis of accounting policies that conform to International Financial Reporting Standards (“IFRS”) as endorsed by the European Union. The Company holds investments in subsidiaries operating in the semiconductor manufacturing industry.

8.3.2. Basis of Presentation

The Company’s financial statements have been prepared in accordance with art 9 of Book 2 of the Dutch Civil Code. In accordance with the provisions of Section 362-8 of Book 2 of the Dutch Civil code the accounting policies used are the same as those used in the notes to the consolidated financial statements prepared under IFRS as adopted by the European Union, unless otherwise stated. The financial statements were prepared on March 23, 2022.

In accordance with article 2:362 par. 8 of the Dutch Civil Code, the Company has prepared its financial statements in accordance with accounting principles generally accepted in The Netherlands applying the accounting principles as adopted in the consolidated financial statements and further described in details in the consolidated financial statements note 7.6.7.

The functional and presentation currency of the Company is the U.S. dollar.

All balances and values are in millions of U.S. dollars, except as otherwise noted.

The accounting policies adopted are consistent with those of the previous financial year.

8.3.3. Summary of significant accounting policies

Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

Valuation of Subsidiaries

Investments in subsidiaries are stated at net asset value as the Company effectively controls the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by the Company in its consolidated financial statements.

Amounts due from group companies are stated initially at fair value and subsequently at amortized cost. Amortized cost is determined using the effective interest rate. The Company recognizes a credit loss for financial assets (such as a loan) based on an expected credit loss (ECL) model based first on estimated credit losses expected to occur in the coming twelve months and lifetime expected credit losses after a significant decrease in credit quality or when the simplified model can be used. For intercompany receivables the ECL would be applicable as well, however this could cause differences between equity in the consolidated and separate financial statements. For this reason, the Company elected to eliminate these differences through the respective receivable account in the separate financial statements.

For intercompany financial guarantees issued by the Company, there is no expected default and therefore the financial guarantees are not recognized. Guarantees given by the Company to its subsidiaries are further described in Note 8.3.15.

8.3.4. Lease right-of-use assets

A lease contract is a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. The Company determines if an arrangement is a lease at inception. Leases are included in right-of-use assets. Current lease liabilities are included in other current financial liabilities, while non-current lease liabilities are included in other non-current financial liabilities in the Company’s statement of financial position.

Right-of-use assets represent the Company’s rights to use an underlying asset for the lease term and lease liabilities represent the Company’s obligations to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The right-of-use asset is a nonmonetary asset while the lease liability is a monetary liability. When accounting for a lease that is denominated in a foreign currency, the lease liability is re-measured using the current exchange rate, while the right-of-use asset is measured using the exchange rate as of the commencement date.

The Company leases buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 5 years. Certain lease contracts contain options to extend the leases by up to 5 years, which the Company has included in the lease term when it is reasonably certain for the Company to exercise that option. In addition, the Company made an accounting policy election for all the asset classes to not account for short-term and low-value leases. A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset. The short-term lease election can only be made at the commencement date. Expenses related to short-term and low-value leases were not significant in 2021 and 2020.

Variable lease payments that depend on an index or a rate are included in the lease payments and are measured using the prevailing index or rate at the measurement date. Potential future increases in variable lease payments based on an index or rate are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset. Changes to index and rate-based variable lease payments are recognized in income statement in the period of the change.

Maturities of lease liabilities are as follows:

In millions of USD	December 31, 2021
2022	4
2023	4
2024	4
2025	4
2026	2
Total future undiscounted cash outflows	18
Effect of discounting	(1)
Total lease liabilities	17

In millions of USD	December 31, 2020
2021	4
2022	4
2023	4
2024	4
2025	4
Thereafter	3
Total future undiscounted cash outflows	23
Effect of discounting	(1)
Total lease liabilities	22

A reconciliation of opening and closing right-of-use assets is provided below:

In millions of USD
Right-of-use assets as of January 1, 2020	23
Depreciation for the period	(3)
Right-of-use assets as of December 31, 2020	20
Depreciation for the period	(4)
Right-of-use assets as of December 31, 2021	16

8.3.5. Intangible assets

In millions of USD	Internally developed software
Acquisition and production cost:
Balance at January 1, 2021	207
Additions	6
Balance at December 31, 2021	213
Accumulated amortization:
Balance at January 1, 2021	(189)
Amortization expense	(7)
Balance at December 31, 2021	(196)
Net book value
At December 31, 2021	17
At December 31, 2020	18

8.3.6. Investments in subsidiaries and goodwill

In millions of USD	2021	2020*
Beginning of the year	5,832	5,586
Result from subsidiaries	2,128	1,137
Changes in other reserves of subsidiaries*	(69)	34
Dividends paid	(1,552)	(1,188)
Capital increase (decrease)	69	68
Translation effect of exchange rates of subsidiaries	(188)	195
End of the year	6,220	5,832

* Comparative figures have been adjusted to reflect a change in accounting policy, following the IFRIC agenda decision issued in 2021. The change in accounting policy affects pension accounting for defined benefit plans with certain characteristics found in retirement indemnities plans in one of the countries where the Group operates. The change in accounting policy was applied retrospectively and resulted in an increase in investments in subsidiaries of $13 million and an increase in retained earnings of $13 million as of December 31, 2020.

The following table lists the Company’s consolidated subsidiaries and percentage of ownership as of December 31, 2021:

Legal Seat	Name	Percentage ownership (direct or indirect)	Percentage ownership (direct or indirect)
		December 31, 2021	December 31, 2020
Australia, Sydney	STMicroelectronics PTY Ltd	100	100
Austria, Vienna	STMicroelectronics Austria GmbH	100	100
Belgium, Diegem	Proton World International N.V.	100	100
Brazil, Sao Paulo	South America Comércio de Cartões Inteligentes Ltda	100	100
Brazil, Sao Paulo	STMicroelectronics Ltda	100	100
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100	100

Legal Seat	Name	Percentage ownership (direct or indirect)	Percentage ownership (direct or indirect)
		December 31, 2021	December 31, 2020
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60	60
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100	100
Denmark, Aarhus	STMicroelectronics A/S	100	100
Egypt, Cairo	STMicroelectronics Egypt SSC	100	100
Finland, Nummela	STMicroelectronics Finland OY	100	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100	100
France, Grenoble	STMicroelectronics (Alps) SAS	100	100
France, Grenoble	Exagan SAS	80	80
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100	100
France, Montrouge	STMicroelectronics S.A.	100	100
France, Le Bourget-du-Lac	BeSpoon SAS	100	100
France, Rousset	STMicroelectronics (Rousset) SAS	100	100
France, Tours	STMicroelectronics (Tours) SAS	100	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100	100
Hong Kong, Kowloon	STMicroelectronics Ltd	100	100
India, New Delhi	ST-Ericsson India Pvt Ltd	100	100
India, Noida	STMicroelectronics Pvt Ltd	100	100
Israel, Netanya	STMicroelectronics Limited	100	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100	100
Italy, Naples	STMicroelectronics Services S.r.l.	100	100
Japan, Tokyo	STMicroelectronics KK	100	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100	100
Malaysia, Muar	STMicroelectronics SDN BHD	100	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100	100
Morocco, Casablanca	Electronic Holding S.A.	100	100
Morocco, Casablanca	STMicroelectronics S.A.S. (Maroc)	100	100
The Netherlands, Amsterdam	STMicroelectronics Finance B.V.	100	100
The Netherlands, Amsterdam	STMicroelectronics Finance II N.V.	100	100
The Netherlands, Amsterdam	STMicroelectronics International N.V.	100	100
Philippines, Calamba	STMicroelectronics, Inc.	100	100
Philippines, Calamba	Mountain Drive Property, Inc.	40	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100	100
Slovenia, Ljubljana	STMicroelectronics d.o.o.	100	100

Legal Seat	Name	Percentage ownership (direct or indirect)	Percentage ownership (direct or indirect)
		December 31, 2021	December 31, 2020
Spain, Barcelona	STMicroelectronics Iberia S.A.	100	100
Sweden, Jönköping	STMicroelectronics Software AB	100	100
Sweden, Kista	STMicroelectronics A.B.	100	100
Sweden, Norrkoping	STMicroelectronics Silicon Carbide A.B.	100	100
Switzerland, Geneva	STMicroelectronics S.A.	100	100
Taiwan, Tapei City	Exagan Taiwan Ltd.	80	80
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100	100
United Kingdom, Marlow	STMicroelectronics Limited	100	100
United Kingdom, Marlow	Synad Technologies Limited	100	100
United States, Coppell	STMicroelectronics Software Inc.	100	100
United States, Coppell	STMicroelectronics Inc.	100	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100	100

Goodwill

In millions of USD	Automotive and Discrete Group (ADG)	Total
As at January 1, 2021	64	64
Foreign currency translation	—	—
As at December 31, 2021	64	64

As at December 31, 2021, the gross value of goodwill was $64 million ($64 million in 2020) and with no impairment recorded in 2021 and 2020.

8.3.7. Other financial assets and financial liabilities

8.3.7.1.        Other financial assets

Movements on other financial assets are presented as follows:

In millions of USD	December 31, 2021
Beginning of the year	236
Proceeds at maturity of debt securities issued by the U.S.Treasury	(132)
Change in fair value of debt securities issued by the U.S.Treasury	(1)
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on July 3, 2017 prior to settlement (Tranche B)	(121)
Extinguishment of the embedded call option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	60
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B)	(6)
End of the year	36
Less: non-current portion	36
Current portion	—

In millions of USD	December 31, 2020
Beginning of the year	181
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on July 3, 2017 prior to settlement (Tranche A)	(53)
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	39
Extinguishment of the embedded call option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche A)	38
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B)	33
Change in fair value of unquoted equity securities	(2)
End of the year	236
Less: non-current portion	(42)
Current portion	194

Investments held in debt securities

As at December 31, 2020, the Company held $133 million of U.S. Treasury bonds, measured at FVOCI, all transferred to a financial institution with high credit quality. These transactions were concluded in compliance with the Company’s policy to optimize the return on its short-term interest rate investments, always placed with institutions with high credit rating. In 2021, these debt securities reached maturity and the related proceeds amounted to $132 million.

Investments held in equity securities

The Company irrevocably elected to measure at FVOCI unquoted equity securities for an aggregate value of $10 million (December 31, 2020: $9 million). Since these are strategic investments, the Company considers this classification, which implies that changes in fair value are not subsequently recycled to earnings, to be more relevant.

Financial assets include the following:

In millions of USD	December 31, 2021	December 31, 2020
Quoted securities:
Debt securities issued by the U.S. Treasury	—	133
Unquoted equity securities:
Unquoted equity securities	10	9
Embedded call option - Senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	—	61
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	11	13
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	15	20
Total	36	236

Financial assets are denominated in the following currencies:

In millions of USD	December 31, 2021	December 31, 2020
Euro	10	9
US dollar	26	227
Total	36	236

For further details on Group’s financial assets, see note 7.6.15.1 of the consolidated financial statements of the Group.

Short-term deposits

To optimize the return yield on its short-term investments, the Company invested $291 million of available cash in short-term deposits as at December 31, 2021. These short-term deposits had a maturity beyond three months and no significant risk of changes in fair value. They were reported in “Short-term deposits” in the Company’s statement of financial position.

8.3.7.2.         Other financial liabilities

Movements on other financial liabilities are presented as follows:

In millions of USD	December 31, 2021
Beginning of the year	1,038
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on July 3, 2017 prior to settlement (Tranche B)	68
Extinguishment of the embedded conversion option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	(744)
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B)	197
Lease payments	(5)
End of the year	554
Less current portion	(4)
Non-current portion	550

In millions of USD	December 31, 2020
Beginning of the year	733
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on July 3, 2017 prior to settlement (Tranche A)	11
Extinguishment of the embedded conversion option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche A)	(341)
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	296
Embedded non-equity derivative instruments recognized at inception on the senior unsecured convertible bonds issued on August 4, 2020	219
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B)	121
Lease payments	(1)
End of the year	1,038
Less current portion	(680)
Non-current portion	358

Other non-current financial liabilities include the following:

In millions of USD	December 31, 2021	December 31, 2020
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	255	158
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	282	182
Lease liabilities	13	18
Total	550	358

8.3.8. Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	December 31, 2021	December 31, 2020
Cash at bank and in hand	248	247
Deposits at call with banks	2,848	2,637
Total	3,096	2,884

8.3.9. Group companies interest-bearing short-term loans

Group companies short-term loans consisted of the following:

In millions of USD	December 31, 2021	December 31, 2020
STMicroelectronics Ltd. (Israel)
Loan due 2022 bearing interest at 3-month LIBOR	4
Loan due 2021 bearing interest at 3-month LIBOR		4
STMicroelectronics A/S (Denmark)
Loan due 2022 bearing interest at 3-month CIBOR + 0.50%	1
Loan due 2021 bearing interest at 3-month CIBOR + 0.50%		1
STMicroelectronics Finance II N.V. (Netherlands)
Loan due 2022 bearing interest at 1-month LIBOR + 0.25%	1,311
Loan due 2021 bearing interest at 1-month LIBOR + 0.25%		994
STMicroelectronics International N.V. (Netherlands)
Loan due 2022 bearing interest at 3-month LIBOR + 0.25%	453
Loan due 2021 bearing interest at 3-month LIBOR + 0.25%		1,100
STMicroelectronics Austria GmbH (Austria)
Loan due 2021 bearing interest at 12-month EURIBOR + 0.50%	—	1
STMicroelectronics semiconductors development LLC (Slovenia)
Loan due 2021 bearing interest at 12-month EURIBOR + 0.50%	—	1
STMicroelectronics S.A.S. (Maroc)
Loan due 2022 bearing interest at 1-month EURIBOR+ 0.25%	17
Loan due 2021 bearing interest at 1-month EURIBOR+ 0.25%		12
Exagan SAS (France)
Loan due 2022 bearing interest at EURIBOR +1%	8
Loan due 2021 bearing interest at EURIBOR +1%		8
Total short-term intercompany loans	1,794	2,121

Fair value of Group companies short-term loans is similar to net book value.

8.3.10. Other Group companies receivables and payables

In millions of USD	December 31, 2021	December 31, 2020
Other group companies receivables (advances)	86	70
Total group companies receivables	86	70
Other group companies payables	42	265
Group companies short-term notes payable	63	99
Total group companies payables	105	364

Group companies short-term notes payable consisted of the following:

In millions of USD	December 31, 2021	December 31, 2020
STMicroelectronics Ltd. (United Kingdom)
Note due 2022 bearing interest at 12-month LIBOR + 0.25%	13
Note due 2021 bearing interest at 12-month LIBOR + 0.25%		16
STMicroelectronics Software AB (Sweden)
Note due 2022 bearing interest at 3-month STIBOR + 0.75%	2
Note due 2021 bearing interest at 3-month STIBOR + 0.75%		3
STMicroelectronics R&D Ltd (United Kingdom)
Note due 2022 bearing interest at 12-month LIBOR + 0.25%	27
Note due 2021 bearing interest at 12-month LIBOR + 0.25%		31
STMicroelectronics Finance B.V. (Netherlands)
Note due 2022 bearing interest at 3-month EURIBOR + 0.65%	3
Note due 2021 bearing interest at 3-month EURIBOR + 0.65%		1
STMicroelectronics Finland OY
Note due 2022 bearing interest at 12-month EURIBOR + 0.25%	1
Note due 2021 bearing interest at 12-month EURIBOR + 0.25%		—
STMicroelectronics Silicon Carbide A.B. (Sweden)
Note due 2022 bearing interest at 1-month LIBOR + 0.10%	17
Note due 2021 bearing interest at 1-month LIBOR + 0.10%		48
Total short-term intercompany notes payable	63	99

8.3.11. Equity

In millions of USD	Issued and paid-in capital	Additional paid-in capital	Retained Earnings**	Treasury shares	Legal reserves	Result for the year	Total**
Balance January 1, 2021*	1,163	2,272	2,252	(93)	1,975	694	8,263
2020 Net income	—	—	694	—	—	(694)	—
Transfer to (from) legal reserve	—	—	(68)	—	68	—	—
Repurchase of common stock	—	—	—	(485)	—	—	(485)
Stock-based compensation	—	—	62	—	—	—	62
Settlement of senior unsecured convertible bonds	—	11	—	220	—	—	231
Rights acquired on vested stock awards	—	—	—	158	—	—	158
Changes in fair value of financial assets measured at FVOCI	—	—	(1)	—	—	—	(1)
Dividends paid	—	—	(218)	—	—	—	(218)
2021 Net income	—	—	—	—	—	1,711	1,711
Cash flow hedge reserve, net of tax	—	—	(53)	—	—	—	(53)
AOCI - Pension plan	—	—	37	—	—	—	37
Translation adjustment*	(90)	—	90	—	(188)	—	(188)
Balance December 31, 2021	1,073	2,283	2,795	(200)	1,855	1,711	9,517

*

The share capital of STMicroelectronics is denominated in Euros and the period-end balance is translated into U.S. dollars at the year-end exchange rate (Euro/USD 1.13265). The translation differences are taken to retained earnings.

**

Comparative figures have been adjusted to reflect a change in accounting policy, following the IFRIC agenda decision issued in 2021. The change in accounting policy affects pension accounting for defined benefit plans with certain characteristics found in retirement indemnities plans in one of the countries where the Group operates. The change in accounting policy was applied retrospectively and resulted in an increase in investments in subsidiaries of $13 million and an increase in retained earnings of $13 million as of December 31, 2020.

In millions of USD	Issued and paid-in capital	Additional paid-in capital	Retained earnings*	Treasury shares	Legal reserves	Result for the year	Total*
Balance January 1, 2020, as reported	1,064	2,189	2,036	(328)	1,738	387	7,086
Change in accounting policy*	—	—	13	—	—	—	13
Balance January 1, 2020, as restated	1,064	2,189	2,049	(328)	1,738	387	7,099
2019 Net income	—	—	387	—	—	(387)	—
Transfer to (from) legal reserve	—	—	(35)	—	35	—	—
Repurchase of common stock	—	—	—	(125)	—	—	(125)
Stock-based compensation	—	—	71	—	—	—	71
Settlement of senior unsecured convertible bonds	—	83	—	258	—	—	341
Rights acquired on vested stock awards	—	—	—	102	—	—	102
Changes in fair value of financial assets measured at FVOCI	—	—	(2)	—	—	—	(2)
Dividends paid	—	—	(152)	—	—	—	(152)
2020 Net income	—	—	—	—	—	694	694
Cash flow hedge reserve, net of tax	—	—	33	—	—	—	33
Translation adjustment**	99	—	(99)	—	202	—	202
Balance December 31, 2020	1,163	2,272	2,252	(93)	1,975	694	8,263

*

The share capital of STMicroelectronics is denominated in Euros and the period-end balance is translated into U.S. dollars at the year-end exchange rate (Euro/USD 1.22685). The translation differences are taken to retained earnings.

**

Comparative figures have been adjusted to reflect a change in accounting policy, following the IFRIC agenda decision issued in 2021. The change in accounting policy affects pension accounting for defined benefit plans with certain characteristics found in retirement indemnities plans in one of the countries where the Group operates. The change in accounting policy was applied retrospectively and resulted in an increase in investments in subsidiaries of $13 million and an increase in retained earnings of $13 million as of December 31, 2020.

The authorized share capital of the Company is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2021 the number of shares of common stock issued was 911,276,920 shares (911,239,420 at December 31, 2020).

As of December 31, 2021, the number of shares of common stock outstanding was 906,518,057 (905,415,002 at December 31, 2020).

The Euros equivalent of the issued share capital at December 31, 2021 amounts to € 947,727,997 (2020: €947,688,997). For the changes in issued and paid-in-capital, additional paid-in-capital and retained earnings, see the Group’s consolidated financial statements.

The cumulative amount of legal reserves at December 31, 2021 is split as follows: $17 million of capitalized internally developed software expenditures, $1,260 million of subsidiaries non distributable reserves and $578 million of currency translation adjustment gain.

The cumulative amount of legal reserves at December 31, 2020 is split as follows: $18 million of capitalized internally developed software expenditures, $1,191 million of subsidiaries non distributable reserves and $766 million of currency translation adjustment gain.

Treasury shares

As of December 31, 2021, the Company owned 4,758,863 shares classified as treasury shares in the Company’s statement of equity compared to 5,824,418 shares as of December 31, 2020.

The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs of unvested shares. As of December 31, 2021, 67,933,213 of these treasury shares were transferred to employees under the Company’s share-based remuneration programs, of which 7,448,615 in the year ended December 31, 2021.

On July 1, 2021, the Company announced the launch of a share buy-back program of up to $1,040 million to be executed within a three-year period.  The Company intends to carry out the buy-back program, and hold the shares bought back as treasury stock for the purpose of meeting the Company’s obligations in relation to its employee stock award plans and to support the potential settlement of its outstanding convertible debt.  In 2021, as part of the share buy-back program announced on July 1, 2021, the Company repurchased approximately 3.9 million shares of its common stock for a total of $172 million.

As described in note 7.6.15.3, bondholders exercised in 2021 their conversion rights on Tranche B of the senior unsecured convertible bonds issued on July 3, 2017. Out of the 3,750 bonds composing Tranche B, the Company elected to settle 1,238 bonds on a net-share basis through the delivery of approximately 5.8 million treasury shares.  In 2020, bondholders exercised their conversion rights on Tranche A of the senior unsecured convertible bonds issued on July 3, 2017, which the Company elected to net-share settle.  The full settlement of Tranche A resulted in 11.4 million shares delivered to bondholders.

Non Distributable Reserve

The amount of the non-distributable reserve was $2,928 million and $3,138 million in the year 2021 and 2020, respectively, and it represents the amount of issued and paid-in capital and legal reserves of the Company.

8.3.12. Other payables and accrued liabilities

Other payables and accrued liabilities consisted of:

In millions of USD	December 31, 2021	December 31, 2020
Dividends payable to Shareholders	55	42
Trade payable	2	—
Other liabilities	5	7
Total other payables and accrued liabilities	62	49

8.3.13. Interest-bearing loans and borrowings

Interest-bearing loans and borrowings consisted of the following:

In millions of USD	December 31, 2021	December 31, 2020
Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	705	694
Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	677	665
Total long-term debt	1,382	1,359
Current portion of credit facilities	—	59
Senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	—	675
Total current portion of long-term debt	—	734

Senior convertible bonds

In millions of USD	December 31, 2020	December 31, 2019
Balance at beginning of the year	2,034	1,351
Amortization of issuance costs	2	1
Amortization of discounted value	20	30
Issuance of Senior unsecured convertible bonds issued on August 4, 2020	—	1,348
Settlement of Senior unsecured convertible bonds issued on July 3, 2017 (Tranche A)	—	(696)
Settlement of Senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	(674)	—
Balance at end of the year	1,382	2,034
Out of which long-term	1,382	1,359

On July 3, 2017, the Company issued $1,500 million principal amount dual tranche senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by the Company.

The issuer’s call option and the holder’s conversion option were identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on the income approach, the debt being determined as a residual amount of the $1.5 billion total proceeds. The value of the issuer’s call option was deemed to be nil at initial recognition. The value of the holder’s conversion option was estimated at $248 million at issuance date, which determined the initial recognition of the liability component at $1,261 million before allocation of issuance costs. The fair value measurement of the embedded derivative instruments corresponded to a Level 3 fair value hierarchy measurement. The Company elected to allocate issuance costs, totaling $7 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method.

The call option available to the Company for the early redemption of Tranche A was exercised in July 2020. As a consequence, bondholders exercised their conversion rights on Tranche A. As the Company elected to net-share settle the bonds, each conversion exercised by the bondholders followed the process defined in the original terms and conditions of the senior unsecured convertible bonds, which determined the actual number of shares to be transferred upon each conversion. The Company settled the bonds upon conversion, by redeeming through cash the

$750 million principal amount and by settling the residual consideration through the delivery of 11.4 million treasury shares. The net-share settlement was fully completed as of October 1, 2020. The consideration transferred in shares was a non-cash.The Company allocated the total consideration transferred between the carrying amount of the debt and the non-equity derivative instruments, by measuring at fair value the non-equity derivative instruments prior to settlement. Tranche A liability component, net of unamortized issuance costs, as measured at amortized cost prior to settlement, amounted to $712 million. The holder’s conversion option totaled $341 million and was measured based on the intrinsic value of the option. The fair value measurement of the non-equity embedded derivative instruments and the extinguishment of the liability component against the $750 million cash paid generated a charge of $64 million reported on the line “Finance costs” on the Company’s income statement for the year ended December 31, 2020.

The call option available to the Company for the early redemption of Tranche B was exercised in July 2021. As a consequence, bondholders exercised their conversion rights on the full Tranche B. Each conversion exercised by the bondholders followed the process defined in the original terms and conditions of the 2017 Senior Unsecured Convertible Bonds, which determined the actual consideration to be transferred to bondholders upon each conversion. Out of the 3,750 bonds composing Tranche B, the Company elected to settle 1,238 bonds on a net-share basis for a total consideration of $479 million, through the payment of the $248 million nominal value in cash and the delivery of approximately 5.8 million treasury shares. The remaining 2,512 bonds were settled on a full cash basis for a total consideration of $1,015 million. The settlement was fully completed during the second half of 2021. The consideration transferred in shares was a non-cash item. The Company allocated the total consideration transferred between the carrying amount of the debt and the non-equity derivative instruments, by measuring at fair value the non-equity derivative instruments prior to settlement. Tranche A liability component, net of unamortized issuance costs, as measured at amortized cost prior to settlement, amounted to $690 million. The holder’s conversion option totaled $744 million and was measured based on the intrinsic value of the option. The fair value measurement of the non-equity embedded derivative instruments and the extinguishment of the liability component against the $750 million cash paid generated a charge of $121 million reported on the line “Finance costs” on the Company’s income statement for the year ended December 31, 2021.

On August 4, 2020, the Company issued $1,500 million in principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds while Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A equivalent to a 47.5% conversion premium and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond $200,000 par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs payable by the Company.

The issuer’s call option and the holder’s conversion option have been identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on the income approach, the debt being determined as a residual amount of the $1.5 billion total proceeds. The value of the issuer’s call option was deemed to be nil at initial recognition. The value of the holder’s conversion option was estimated at $219 million at issuance date, which determined the initial recognition of the liability component at $1,358 million before allocation of issuance costs. The fair value measurement of the embedded derivative instruments corresponded to a Level 3 fair value hierarchy measurement, which is further described in note 7.6.15.5. The Company elected to allocate issuance costs, totaling $10 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method.

Credit facilities

In millions of USD	December 31, 2021	December 31, 2020
Balance at beginning of the year	59	157
Credit facilities repayment	(59)	(98)
Balance at end of the year	—	59
Out of which short-term	—	59
Out of which long-term	—	—

The Company had unutilized committed medium-term credit facilities with core relationship banks totaling $910 million as at December 31, 2021.

Fair values

	Carrying amount		Fair value
In millions of USD	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Financial assets
Other receivables and assets	9	16	9	16
Quoted financial instruments	—	133	—	133
Unquoted equity securities	10	9	10	9
Embedded call option - Senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	—	61	—	61
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	11	13	11	13
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	15	20	15	20
Cash equivalents(1)	2,848	2,637	2,848	2,637
Financial liabilities
Lease liabilities	17	22	17	22
Other payables and accrued liabilities	62	49	62	49
Interest-bearing loans and borrowings (excluding senior unsecured convertible bonds)	—	59	—	59
Senior unsecured convertible bonds issued on July 3, 2017(2)	—	675	—	1,359
Embedded conversion option - Senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	—	676	—	—
Senior unsecured convertible bonds issued on August 4, 2020(3)	1,382	1,359	1,975	1,835
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	255	—	255	—
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	282	—	282	—

(1)	Cash equivalents primarily correspond to deposits at call with banks.
(2)

The carrying amount of the senior unsecured convertible bonds issued on July 3, 2017 and outstanding at December 31, 2020 corresponds to the liability component only, since, at initial recognition, an amount of $248 million was separately recognized as embedded derivative financial instruments. Tranche B liability component, which amounted to $675 million as at December 31, 2020, was fully settled in 2021.

(3)

The carrying amount of the senior unsecured convertible bonds issued on August 4, 2020 and outstanding at December 31, 2021 and December 31, 2020 corresponds to the liability component only, since, at initial recognition, an amount of $219 million was separately recognized as embedded derivative financial instruments.

8.3.14. Other non-current liabilities

Other non-current liabilities consisted of the following:

In millions of USD	December 31, 2021	December 31, 2020
Pension liability against former employees	3	3
Other non-current liabilities	2	2
Total	5	5

8.3.15. Guarantees and contingencies

Guarantees given by the Company to its affiliates for the benefit of third parties amounted to approximately $1,487 million as of December 31, 2021 (2020: $842 million).

Out of this, €500 million are related to STMicroelectronics Finance B.V.’s obligation under the €500 million EIB credit facilities signed in 2020; €375 million are related to STMicroelectronics Finance B.V.’s obligation under the €500 million EIB credit facilities signed in 2017 and €138 million related to STMicroelectronics Finance B.V.’s obligation under the €150 million Cassa Depositi Prestiti credit facilities signed in 2021.

As from August 22, 2013, the Company assumes joint and several liabilities for all debts arising from legal acts for STMicroelectronics International N.V., STMicroelectronics Finance II N.V. and STMicroelectronics Finance B.V., all in accordance with section 2:403 Dutch Civil Code.

There is no other type of contingencies as of December 31, 2021 and 2020.

8.3.16. General and administrative expenses

General and administrative expenses are the administrative costs related to the operations of the holding company.

Employees benefits consisted of the following:

In millions of USD	December 31, 2021	December 31, 2020
Employees benefits	(6)	(5)
Total	(6)	(5)

The average number of persons employed by the Company during the year ended December 31, 2021 was 15 out of which 6 outside The Netherlands (2020: 16 out of which 8 outside The Netherlands).

8.3.17. Finance income and Finance costs

In millions of USD	December 31, 2021	December 31, 2020
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	—	39
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	—	13
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	—	20
Interest income on quoted debt securities	—	3
Other finance income	20	39
Total finance income	20	114
Interest on Senior Bonds	(38)	(47)
2017 issued senior convertible bond net-share settlement (Tranche A)	—	(64)
2017 issued senior convertible bond net-share settlement (Tranche B)	(189)	(296)
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	—	—
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	(98)	(58)
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	(99)	(63)
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	(2)	—
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	(4)	—
Interests on long-term loans and borrowings	—	(3)
Interests on lease liabilities	(2)	(2)
Bank charges and commissions	(3)	(2)
Total finance costs	(435)	(535)

8.3.18. Other income (expenses)

Other income (expenses) consisted of the following:

In millions of USD	December 31, 2021	December 31, 2020
Exchange differences	25	(9)
Gain on sale of Financial Investments	1	10
Total	26	1

8.3.19. Contractual obligations

The Company’s contractual obligations as of December 31, 2021 were as follows:

In millions of USD	Total	2022	2023	2024	2025	2026	There- after
Long term debt obligations (including current portion) (1)	1,500	—	—	—	750	—	750
Pension obligations	3	—	—	—	—	—	3
Total	1,503	—	—	—	750	—	753

(1)

The difference between the total aggregated future maturities and the total carrying amount of Interest-bearing loans and borrowings is due to the unamortized discount on the dual tranche senior unsecured convertible bonds.

8.3.20. Related party transactions

There were no material transactions with significant related parties during the years ended December 31, 2021 and 2020.

Remuneration to managing board and supervisory board members

For details on the remuneration to the Managing Board and Supervisory Board members, see the consolidated financial statements of the Company (Note 7.6.34).

8.3.21. Auditors’ fees

The following audit fees were allocated to the period:

In USD	December 31, 2021	December 31, 2020
Statutory audit, certification, audit of individual and consolidated financial statements	5,134,390	4,980,123
Audit-related fees	135,778	164,578
Tax fees	104,843	—
Total	5,375,011	5,144,701

The fees listed above relate only to the procedures applied to the Company and its consolidated group entities by Ernst & Young. The procedures were applied by audit firm’s member of the EY network. In 2021, the fees related to services provided by Ernst & Young Accountants LLP for the audit of the statutory annual accounts totaled $130,200 ($120,750 in 2020).

8.3.22. Proposed cash dividend

Upon the proposal of the Managing Board, the Supervisory Board will propose to the 2022 Annual General Meeting of Shareholders in line with our Dividend Policy, to declare a cash dividend of US$0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly instalments of US$0.06 in each of the second, third and fourth quarter of 2022 and first quarter of 2023 to shareholders of record in the month of each quarterly payment, as further described in the General Meeting of Shareholders agenda and explanatory notes thereto.

March 24, 2022

THE MANAGING BOARD

Jean-Marc Chery (President and Chief Executive Officer)

THE SUPERVISORY BOARD

Maurizio Tamagnini (Chairman)

Nicolas Dufourcq (Vice-Chairman)

Janet G. Davidson

Yann Delabrière

Heleen Kersten

Lucia Morselli

Ana de Pro Gonzalo

Alessandro Rivera

Frédéric Sanchez

9. Other information

9.1. Auditors’ report

The report of the auditors, Ernst & Young Accountants LLP, is presented on the following pages in this annual report.

9.2. Appropriation of results – provisions in Company’s articles of association

The Supervisory Board, upon the proposal of the Managing Board, is allowed to allocate net profit to a reserve fund. The Articles of Association provide that the net result for the year, after deduction of (i) any amount to set up and maintain reserves required by Dutch Law and the Articles of Association, (ii) if any of our preference shares are issued and outstanding, the dividend to be paid to the holders of preference shares and (iii) the aforementioned allocation to the reserve fund, is subject to the disposition by the General Meeting of Shareholders.

In the case that a net loss for the year exceeds retained earnings, no dividend payments are allowed until the loss has been recovered from net profit(s) in future years.

9.3. Branches

The Company has a branch in Switzerland, located at 39 Chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva.

Independent auditor’s report

To: the shareholders and supervisory board of STMicroelectronics N.V.

Report on the audit of the financial statements 2021 included in the Annual Report

Our opinion

We have audited the financial statements 2021 of STMicroelectronics N.V., based in (hereinafter also referred to as “the Company”), based in Amsterdam. The financial statements include the consolidated financial statements and the company’s financial statements.

In our opinion:

•

the accompanying consolidated financial statements give a true and fair view of the financial position of STMicroelectronics N.V. as at 31 December 2021, and of its result and its cash flows for 2021 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.

•

the accompanying company’s financial statements give a true and fair view of the financial position of STMicroelectronics N.V. as at 31 December 2021, and of its result for 2021 in accordance with Part 9 of Book 2 of the Dutch Civil Code.

The consolidated financial statements comprise:

•	the consolidated statement of financial position as at 31 December 2021;
•	the following statements for 2021: the consolidated income statement, the consolidated statements of comprehensive income, changes in equity and cash flows;
•	the notes comprising a summary of the significant accounting policies and other explanatory information.

The company’s financial statements comprise:

•	the company’s statement of financial position as at 31 December 2021;
•	the company’s income statement for 2021;
•	the notes comprising a summary of accounting policies and other explanatory information.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the Our responsibilities for the audit of the financial statements section of our report.

We are independent of STMicroelectronics N.V. in accordance with the EU Regulation on specific requirements regarding statutory audit of public-interest entities, the “Wet toezicht accountantsorganisaties” (Wta, Audit firms supervision act), the “Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten” (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore we have complied with the “Verordening gedrags- en beroepsregels accountants” (VGBA, Dutch Code of Ethics).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Information in support of our opinion

We designed our audit procedures in the context of our audit of the financial statements as a whole and in forming our opinion thereon. The following information in support of our opinion and any findings were addressed in this context, and we do not provide a separate opinion or conclusion on these matters.

Our understanding of the business

STMicroelectronics N.V. is a global semiconductor manufacturer operating in a broad range of markets. The group is structured in components and we tailored our group audit approach accordingly. We paid specific attention in our audit to a number of areas driven by the operations of the group and our risk assessment.

We start by determining materiality and identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud, non-compliance with laws and regulations or error in order to design audit procedures responsive to those risks and to obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Materiality

Materiality	USD 115.0 million (2020: USD 40.0 million)
Benchmark applied	4.8% of normalized profit before tax for 2021 (2020: 3.4%)
Explanation

Based on our professional judgment we have considered earnings-based measures as the appropriate basis to determine materiality. We consider profit before tax, normalized for the volatility derived from the accounting of the convertible bonds to be the most relevant measure given the nature of the business, the characteristics of the Company and the expected focus of the users of the financial statements.

We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

We agreed with the supervisory board that misstatements in excess of USD 5.75 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit

STMicroelectronics N.V. is at the head of a group of entities. The financial information of this group is included in the consolidated financial statements of STMicroelectronics N.V.

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for group entities. Decisive were the size and/or the risk profile of the group entities or operations. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or specific items.

Our group audit mainly focused on significant group entities based on significance in activities and risk assessment. Considering the audit procedures which have been performed at head office level by the corporate audit team, we have:

•	performed audit procedures at parent entity STMicroelectronics N.V., located in the Netherlands which was assigned a full scope;
•	used the work of other EY auditors when auditing entities in Switzerland, France, Singapore and Italy which were assigned a full scope;
•	performed specific audit procedures at other group entities.

Because of the continuing (international) travel restrictions and social distancing due to the Covid-19 pandemic, we have been unable to visit management and/or component auditors to discuss, among others, the business activities and the identified significant risks or to review and evaluate relevant parts of the component auditor's audit documentation and to discuss significant matters arising from that evaluation on site. In these extraordinary circumstances we predominantly used communication technology and written information exchange in order to obtain sufficient and appropriate audit evidence.

These procedures represent 96% of the group's total assets, 98% of profit before tax and 99.9% of gross revenues.

Full scope	Specific scope	Limited scope	No scope

By performing the procedures mentioned above at group entities, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion about the consolidated financial statements.

Teaming and use of specialists

We ensured that the audit teams both at group and at component levels included the appropriate skills and competences which are needed for the audit of a listed client in the Semiconductor industry. We included specialists in the areas of IT audit, forensics and income tax and have made use of our own experts in the areas of valuations and actuaries.

Our focus on climate-related risks

Climate objectives will be high on the public agenda in the next decades. Issues such as CO2 reduction impact financial reporting, as these issues entail risks for the business operation, the valuation of assets and provisions or the sustainability of the business model and access to financial markets of companies with a larger CO2 footprint.

The Managing Board has reported in Section 3.4 ‘Sustainability’ on the Environmental, Social and Governance (ESG) factors directly and indirectly impacting STMicroelectronics’ business, and their consideration of the impact of climate change including the potential impact of climate-related risks.

As part of our audit of the financial statements, we evaluated the extent to which climate-related risks are materially impacting judgements, estimates and significant assumptions applied by STMicroelectronics N.V. Furthermore, we read the report of the Managing Board and considered whether there is any material inconsistency between the non-financial information in Section 3.4 ‘Sustainability’ and the financial statements. Based on the audit procedures performed, we do not deem climate-related risks to have a material impact on the financial reporting judgments, estimates or significant assumptions and as such we have not identified a key audit matter.

Our focus on fraud and non-compliance with laws and regulations

Our responsibility

Although we are not responsible for preventing fraud or non-compliance and cannot be expected to detect non-compliance with all laws and regulations, it is our responsibility to obtain reasonable assurance that the financial statements, taken as a whole, are free from material misstatement, whether caused by fraud or error.

Our audit response related to fraud risks

In order to identify and assess the risks of material misstatements of the financial statements due to fraud. During our audit we obtained an understanding of the entity and its environment and its environment and the components of the system of internal control, including the risk assessment process and management’s process for responding to the risks of fraud and monitoring the system of internal control and how the supervisory board exercises oversight, as well as the outcomes. We refer to section 3.2.6 and 3.3.1 of the report of the Managing Board for management’s (fraud) risk assessment.

We evaluated the design and relevant aspects of the system of internal control and in particular the fraud risk assessment, as well as the code of conduct, whistle blower procedures and incident registration. We evaluated the design and the implementation of internal controls designed to mitigate fraud risks and, where considered appropriate, tested the operating effectiveness.

As part of our process of identifying fraud risks, we evaluated fraud risk factors with respect to financial reporting fraud, misappropriation of assets and bribery and corruption. We evaluated whether these factors indicate that a risk of material misstatement due to fraud is present.

We incorporated elements of unpredictability in our audit. We also considered the outcome of our other audit procedures and evaluated whether any findings were indicative of fraud or non-compliance.

As in all of our audits, we addressed the risk of management override of internal control and when identifying and assessing fraud risks we presumed that there are risks of fraud in revenue recognition. For the risks related to management override of controls, we have performed procedures to evaluate key accounting estimates as disclosed in Note 7.6.8 in the financial statements. We have also used data analysis to identify and address high-risk journal entries. We have determined the risk of improper revenue recognition as a key audit matter specifically relating to the risk of side arrangements entered into by management to induce future sales with distributors and without knowledge of the finance department. We refer to our Key Audit Matter related to Revenue Recognition for further information, as to our procedures in this regard.

We considered available information and made inquiries of relevant executives, directors (including internal audit, legal, compliance, human resources and regional directors) and the supervisory board.

The fraud risk we identified, enquires and other available information did not lead to specific indications for fraud or suspected fraud potentially materially impacting the view of the financial statements.

In our risk assessment we considered the potential impact of performance based bonus schemes which the company has in place at certain components.

Our audit response related to risks of non-compliance with laws and regulations

We assessed factors related to the risks of non-compliance with laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general industry experience, through discussions with the Managing Board, reading minutes, inspection of internal audit and compliance reports and performing substantive tests of details of classes of transactions, account balances or disclosures. As STMicroelectronics N.V. is a global company, operating in multiple jurisdictions, we considered the risk of bribery and corruption.

We also inspected lawyers’ letters and correspondence with regulatory authorities and remained alert to any indication of (suspected) non-compliance throughout the audit. Finally we obtained written representations that all known instances of non-compliance with laws and regulations have been disclosed to us.

Going concern

The Managing Board made a specific assessment of the Company’s ability to continue as a going concern and to continue its operations for at least the next 12 months. We discussed and evaluated the specific assessment with management exercising professional judgment and maintaining professional skepticism.

We considered whether management’s going concern assessment, based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, contains all events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Based on our procedures performed, we did not identify serious doubts on the Company’s ability to continue as a going concern for the next 12 months.

Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern.

Our key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the supervisory board. The key audit matters are not a comprehensive reflection of all matters discussed.

In comparison with previous year, we no longer identified ‘Convertible bond accounting and subsequent fair value remeasurement’ as a key audit matter as the Company did not issue new convertible bonds. These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Revenue recognition (notes 7.6.7.3 and 7.6.26)
Risk	Our audit approach	Key observations

As described in Note 7.6.26 to the consolidated financial statements, the Company recognized net revenues of $12,761 million as of 31 December 2021. The Company recognizes revenue from products sold to customers, which includes Original Equipment Manufacturers (OEMs) and distributors, amounting to $8,486 million, and $4,275 million, respectively.

Auditing the Company’s revenue requires significant focus for the audit team since it is a key financial metric, with a large volume of transactions and multiple market channels. We considered the risk of improper revenue recognition as a key audit matter specifically relating to the risk of side arrangements not appropriately accounted for.

We obtained an understanding, evaluated the control design, and tested the operating effectiveness of controls over the Company’s revenue recognition process, which includes the processes to detect side arrangements and inspection and evaluation of management’s assessment of non-standard terms and conditions, and certifications completed by the Company’s sales organization.

We also performed procedures to evaluate the design and operation of IT processes, including testing of application controls and the data and reports used in the execution of certain controls.

Our substantive audit procedures included, among others, circulation of terms and conditions confirmations with selected customers, analytical review procedures around disaggregated revenue data, review of contract terms and testing of journal entries.

We also assessed the adequacy of the Company’s revenue disclosure in the financial statements.

We consider that the Company’s revenue recognition accounting policies were appropriately applied, and we did not identify any improper or unaccounted significant side arrangements not appropriately reflected in the accounting records of the Company.

Recoverability of deferred tax assets (notes 7.6.7.6 and 7.6.32)
Risk	Our audit approach	Key observations

As discussed in Note 7.6.32 to the consolidated financial statements, the Company operates in a complex multinational tax environment and is subject to tax treaty arrangements and transfer pricing guidelines for intercompany transactions.

As of 31 December 2021, the Company recognized net deferred tax assets of $390 million. As explained in note 7.6.32 to the consolidated financial statements, the Company performs an evaluation of the likelihood that future taxable income will be generated in an amount sufficient to utilize such deferred tax assets prior to their expiration, and, after having considered positive and negative available evidence, recognize an allowance for any deferred tax assets not deemed recoverable.

Assessing the recognition of and recoverability of deferred tax assets involves significant judgement and estimates, including, among others: the prospective financial information used by management in order to assess future taxable income, transfer pricing policies and the timing of reversal of temporary differences. These assumptions have a high degree of uncertainty and subjectivity, since they are dependent on the outcome of future events. Consequently, we identified this as a key audit matter.

We obtained an understanding, evaluated the control design, and tested the operating effectiveness of controls over the Company’s process to calculate the gross amount of deferred tax assets recorded, prepare the prospective financial information used to determine the Company’s future taxable income and determine any valuation allowance needed for deferred tax assets not deemed recoverable.

Together with tax professionals, we evaluated the timing of the reversal of the temporary differences and management’s prospective financial information used to determine future taxable income and its consistency with current transfer pricing policies. We compared the projections of future taxable income with the actual results of prior periods, as well as management’s consideration of current and expected industry and economic trends. We also assessed the historical accuracy of management’s projections.

We also evaluated the Company’s income tax disclosures included in Note 7.6.32 to the consolidated financial statements in relation to these matters.

We consider the Company’s accounting policies appropriate, and we did not identify any evidence of material misstatement of the deferred tax assets reported within the financial statements and disclosures.

Recognition and valuation of capitalized development costs (note 7.6.7.10, 7.6.8.5 and 7.6.13)
Risk	Our audit approach	Key observations

As discussed in notes 7.6.7.10, 7.6.8.5 and 7.6.13, development costs are capitalized based on management’s judgment that technological feasibility and economic profitability is probable, as required under IAS 38.

In determining the amounts to be capitalized, the Company makes assumptions regarding the expected future economic benefits generated by a project. Capitalized development costs at 31 December 2021 amount to $969 million, of which $642 million are in progress and therefore not yet amortized. Intangible assets, including capitalized development costs, are assessed for impairment by the Company.

Auditing the capitalized development costs requires significant focus for the audit team given the inherent uncertainty around the forecasting process supporting the initial recognition and subsequent valuation of capitalized development costs. Given the inherent uncertainty of forecasting future economic benefits, we consider the risk of overstatement and incorrect valuation of capitalized development costs a key audit matter.

We obtained an understanding and evaluated the control design over the Company’s process, which includes the Company’s assessment of the eligibility of the development costs based on the relevant capitalization criteria.

Our audit procedures included, amongst others, assessment of the eligibility of the development costs for capitalization, based on a representative sample.

In relation to the impairment test for capitalized development costs we have evaluated the indicators and methodology used by management.

We also assessed the adequacy of the Company’s disclosure in the financial statements.

We consider the Company’s accounting policies appropriate and management’s assumptions and estimates to be within a reasonable range.

Furthermore, we did not identify any material misstatement in the capitalized development costs reported within the financial statements.

Report on other information included in the annual report

In addition to the financial statements and our auditor’s report thereon, the annual report contains other information that consists of:

•	The Corporate Overview
•	The report of the Managing Board
•	The report of the Supervisory Board, including the remuneration report
•	The Corporate Governance report
•	The Dividend policy
•	Other information, as required by Part 9 of Book 2 of the Dutch Civil Code.

Based on the following procedures performed, we conclude that the other information:

•	Is consistent with the financial statements and does not contain material misstatements
•

Contains the information as required by Part 9 of Book 2 for the report of the Managing Board and the other information as required by Part 9 of Book 2 of the Dutch Civil Code and as required by and Sections 2:135b and 2:145 sub section 2 of the Dutch Civil Code for the remuneration report.

We have read the Other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 and Section 2:135b sub-Section 7 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is substantially less than the scope of those performed in our audit of the financial statements.

Management is responsible for the preparation of the other information, including the management board report in accordance with Part 9 of Book 2 of the Dutch Civil Code and other information required by Part 9 of Book 2 of the Dutch Civil Code. The Managing Board and the supervisory board are responsible for ensuring that the remuneration report is drawn up and published in accordance with Sections 2:135b and 2:145 sub section 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements and ESEF

Engagement

We were engaged by the Supervisory Board as auditor of STMicroelectronics N.V. following our re-appointment at the annual meeting held on 17 June 2021 for the years 2021-2023, and have operated as statutory auditor since the financial year 2016.

No prohibited non-audit services

We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audit of public-interest entities.

European Single Electronic Reporting Format (ESEF)

STMicroelectronics N.V. has prepared the annual report in ESEF. The requirements for this are set out in the Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format (hereinafter: the RTS on ESEF).

In our opinion, the annual report, prepared in the XHTML format, including the partially marked-up consolidated financial statements, as included in the reporting package by STMicroelectronics N.V., complies in all material respects with the RTS on ESEF.

Management is responsible for preparing the annual report, including the financial statements, in accordance with the RTS on ESEF, whereby management combines the various components into a single reporting package.

Our responsibility is to obtain reasonable assurance for our opinion whether the annual report in this reporting package complies with the RTS on ESEF.

Our procedures, taking into account Alert 43 of the NBA (the Netherlands Institute of Chartered Accountants), included amongst others:

•	obtaining an understanding of the Company’s financial reporting process, including the preparation of the reporting package
•

obtaining the reporting package and performing validations to determine whether the reporting package containing the Inline XBRL instance document and the XBRL extension taxonomy files, has been prepared in accordance with the technical specifications as included in the RTS on ESEF

•

examining the information related to the consolidated financial statements in the reporting package to determine whether all required mark-ups have been applied and whether these are in accordance with the RTS on ESEF.

Description of responsibilities for the financial statements

Responsibilities of management and the supervisory board for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, management should prepare the financial statements using the going concern basis of accounting unless management either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

The supervisory board is responsible for overseeing the company’s financial reporting process.

Our responsibilities for the audit of the financial statements

Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements.

The ‘Information in support of our opinion’ section above includes an informative summary of our responsibilities and the work performed as the basis for our opinion.

Our audit further included among others:

•	Performing audit procedures responsive to the risks identified, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion
•

Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control

•	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management
•	Evaluating the overall presentation, structure and content of the financial statements, including the disclosures
•	Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Communication

We communicate with the supervisory board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit. In this respect we also submit an additional report to the audit committee in accordance with Article 11 of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor’s report.

We provide the supervisory board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the supervisory board, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Eindhoven, 24 March 2022

Ernst & Young Accountants LLP

J.R. Frentz

10.    Important dates

May 12, 2022: Capital Markets Day

At the time of publication of this annual report, no date has been set yet for the 2022 AGM. We expect the 2022 AGM to take place within the first half of the year 2022.

Please consult our website www.st.com for the latest important dates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: March 24, 2022	By:	/s/ Lorenzo Grandi
	Name:	Lorenzo Grandi
	Title:	Chief Financial Officer and President Finance, Purchasing, Enterprise Risk Management & Resilience

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